As filed with the Securities and Exchange Commission on April 28, 2006

Registration No. 333-132441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST PLACE FINANCIAL CORP.

(Exact name of registrant as specified in its Charter)

Delaware	6036	34-1880130
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

185 East Market Street

Warren, Ohio 44481

(330) 373-1221

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven R. Lewis

President and Chief Executive Officer

185 East Market Street

Warren, Ohio 44481

(330) 373-1221

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph G. Passaic, Jr., Esquire Jonathan Pavony, Esquire Patton Boggs LLP 2550 M Street, N.W. Washington, D.C. 20037 (202) 457-6000	Robert A. Weible, Esquire Suzanne K. Hanselman, Esquire Baker & Hostetler LLP 3200 National City Center 1900 East Ninth Street Cleveland, Ohio 44114 (216) 621-0200

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, Par Value $0.01 per share	N/A	N/A	$68,000,000	$7,276	*

*	Previously paid.
(1)	Estimated solely for the purpose of calculation of the registration fee. In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares is not set forth herein. Pursuant to Rule 457(o), the registration fee has been computed on the basis of the maximum aggregate offering price of the shares of the Registrant’s common stock expected to be issued upon consummation of the acquisition of The Northern Savings & Loan Company (“Northern”) by the Registrant, taking into account an estimate of the maximum number of shares of Northern common stock (2,212,262) that may be exchanged for First Place common stock, plus the shares issuable upon the exercise of outstanding options to acquire Northern common stock (23,298) and the exchange ratio of 1.138 shares of First Place common stock for each Northern common share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

THE NORTHERN SAVINGS & LOAN COMPANY

200 Middle Avenue, Elyria, Ohio 44035 (440) 323-7451

April 28, 2006

Dear Fellow Shareholders:

You are cordially invited to attend the annual meeting of shareholders of The Northern Savings & Loan Company (“Northern”) to be held at 10:00 a.m., eastern daylight saving time, on June 5, 2006, at the Elyria Country Club, 41625 Oberlin Road, Elyria, Ohio 44035. At the annual meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of January 27, 2006, by and among First Place Financial Corp. (“First Place”), First Place Bank and Northern, pursuant to which Northern will be acquired by First Place. You will also be considering and voting upon the election of three directors to the Northern board, approval of director compensation until the 2007 annual meeting of shareholders and a proposal to permit adjournment of the annual meeting to a later date if necessary to permit solicitation of additional votes in favor of the merger agreement.

If the merger agreement is approved and the acquisition of Northern is completed, you may elect to receive the following as consideration for your outstanding shares of Northern common stock:

•	$29.00 in cash, without interest, for each share of Northern common stock;

•	1.138 shares of First Place common stock for each share of Northern common stock, subject to possible adjustment of this exchange ratio at the closing if there is a decrease in the market value of First Place common stock between the signing of the merger agreement and the closing of the acquisition; or

•	a portion in First Place common stock and a portion in cash in amounts determined by you.

You will have the opportunity to elect the form of consideration you want to receive for your shares; however, whether you receive the form of consideration you elect will depend upon the allocation procedures described under “The Acquisition—Allocation Procedures” beginning on page 50, which are intended to ensure that at least 80% of the outstanding shares of Northern common stock as of the closing of the acquisition will be exchanged for First Place common stock and at least 80% of the value of the aggregate consideration as of closing will consist of First Place common stock, with the remaining amount to be paid in cash.

First Place common stock is traded on the Nasdaq National Market under the symbol “FPFC.” On April 27, 2006, the closing sale price of a share of First Place common stock was $23.09.

The acquisition of Northern cannot be completed unless the holders of two-thirds of the outstanding shares of Northern common stock, voting in person or by proxy, vote to approve the merger agreement at the annual meeting.

Our board of directors believes that the proposed acquisition is in the best interests of Northern and its shareholders. Sandler O’Neill & Partners, L.P., Northern’s financial advisor, has rendered an opinion to the effect that the consideration to be received by Northern’s shareholders in the acquisition is fair to them from a financial point of view. Accordingly, our board of directors recommends unanimously that you vote “FOR” approval of the merger agreement.

The accompanying document gives you detailed information about the annual meeting, the acquisition and related matters. We urge you to read this entire document carefully, including the considerations discussed in this proxy statement/prospectus under “ Risk Factors” beginning on page 20, and the annexes hereto, which include the merger agreement.

Your vote is very important. Whether or not you plan to attend the annual meeting, please complete, sign, date and return your proxy card promptly in the enclosed postage prepaid envelope. Failure to vote your shares by mail or in person at the annual meeting will have the same effect as a vote against the merger agreement.

We appreciate your continuing loyalty and support, and we look forward to seeing you at the annual meeting.

Sincerely,

Neal Hubbard

President and Chief Executive Officer

Neither the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities commission has approved or disapproved the First Place common stock to be issued in the acquisition or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of First Place common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency.

This proxy statement/prospectus is dated April 28, 2006 and was first mailed to shareholders of Northern on or about April 28, 2006.

THE NORTHERN SAVINGS & LOAN COMPANY

200 Middle Avenue

Elyria, Ohio 44035

(440) 323-7451

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held on June 5, 2006

To the Shareholders of The Northern Savings & Loan Company:

The Northern Savings & Loan Company, or Northern, will hold its annual meeting of shareholders, at 10:00 a.m., eastern daylight saving time, on June 5, 2006, at the Elyria Country Club, 41625 Oberlin Road, Elyria, Ohio 44035, for the following purposes:

1. to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of January 27, 2006, by and among First Place Financial Corp., First Place Bank and Northern, as described in the attached document;

2. to elect three directors to the Northern board of directors for a three-year term expiring in 2009;

3. to approve director compensation for the period ending at the 2007 annual meeting of shareholders;

4. to consider and vote upon a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the merger agreement; and

5. to transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Northern has fixed the close of business on April 7, 2006 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting. Only holders of Northern common stock of record at the close of business on that date will be entitled to notice of and to vote at the annual meeting or any adjournment or postponement of the annual meeting.

The Northern board of directors has determined that the merger agreement is in the best interests of Northern and its shareholders. The board of directors has approved the merger agreement unanimously and recommends unanimously that shareholders vote “FOR” approval of the merger agreement. The board of directors also recommends unanimously that you vote “FOR” the approval of the nominees for director, “FOR” the approval of director compensation, and “FOR” the approval of the proposal to adjourn the annual meeting, if necessary, to solicit additional proxies to vote in favor of the merger agreement.

Your vote is very important. Whether or not you plan to attend the annual meeting, please promptly complete, sign, date and return your proxy card in the enclosed postage prepaid envelopes. Failure to vote your shares by mail or in person at the annual meeting will have the same effect as a vote against the merger agreement.

By Order of the Board of Directors

Patricia Lyons

Secretary

Elyria, Ohio

April 28, 2006

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about First Place from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document but not accompanying this document by requesting them in writing or by telephone from First Place as follows:

First Place Financial Corp.

185 East Market Street

Warren, Ohio 44481-1102

Attention: J. Craig Carr

(330) 373-1221

You will not be charged for any of these documents that you request. If you would like to request documents, please do so by May 31, 2006 in order to receive them before the annual meeting.

For additional information regarding where you can find information about First Place, please see “Where You Can Find More Information” beginning on page 153.

i

ii

ANNEXES:

Annex I	Agreement and Plan of Merger, dated as of January 27, 2006, by and among First Place Financial Corp., First Place Bank and The Northern Savings & Loan Company	I-1
Annex II	Opinion of Sandler O’Neill & Partners, L.P.	II-1
Annex III	Form of Voting Agreement for Certain Directors and Executive Officers of Northern	III-1
Annex IV	Section 1701.85 of the Ohio Revised Code—Dissenters’ Rights	IV-1

iii

QUESTIONS AND ANSWERS

ABOUT FIRST PLACE’S ACQUISITION OF NORTHERN

Q:	Why are Northern and First Place proposing the acquisition?

A:	First Place and Northern believe that combining the strengths of our companies is in the best interests of each company, our respective shareholders and the communities we serve. From Northern’s perspective, the acquisition presents a more favorable opportunity for Northern to maximize value for its shareholders than Northern continuing to operate on a stand-alone basis. The proposed acquisition also provides an opportunity for Northern to become a part of an organization that will enhance the banking services available to its customers without sacrificing the personal attention and dedication that Northern has always offered. To review the reasons for the acquisition in greater detail, see “The Acquisition—Northern’s Reasons for the Acquisition and the Recommendation of its Board of Directors” beginning on page 34 and “The Acquisition—First Place’s Reasons for the Acquisition” on page 36.

Q:	What do I need to do now?

A:	After you have read this document carefully, indicate on the enclosed proxy card how you want your shares to be voted. Then sign, date and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the annual meeting.

Q:	Why is my vote important?

A:	The merger agreement must be approved by holders of two-thirds of the outstanding shares of Northern common stock. If you do not vote, it will have the same effect as a vote against the merger agreement.

Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	Your broker or other nominee will not be able to vote shares held by it in “street name” on your behalf on the proposal to approve the merger agreement without instructions from you, but will have discretion to vote on the other matters to be considered at the annual meeting. You should instruct your broker or other nominee to vote your shares, following the directions your broker or other nominee provides.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker or other nominee to vote your shares, it will have the same effect as a vote against the merger agreement, but it will not have the same effect on the other proposals considered at the annual meeting.

Q:	Can I attend the meeting and vote my shares in person?

A:	Yes. All shareholders are invited to attend the annual meeting. However, if you hold your shares in street name, you will need proof of ownership, by means of a recent brokerage statement, letter from a broker, or other nominee, to be admitted to the meeting. Shareholders of record can vote in person at the annual meeting. If your shares are held in street name, then you are not the shareholder of record and you must ask your broker or other nominee how you can vote at the annual meeting.

Q:	Can I change my vote?

A:	Yes. If you are a shareholder of record, there are three ways you can change your vote after you have sent in your proxy card.

•	First, you may send a written notice to the secretary of Northern stating that you would like to revoke your proxy before the annual meeting.

•	Second, you may complete and submit a new proxy card with a later date. Any earlier proxies will be revoked automatically.

•	Third, you may attend the annual meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the annual meeting without voting will not revoke your proxy.

If you hold your shares in street name and have instructed a broker or other nominee to vote your shares, you must follow directions you receive from your broker or other nominee to change your vote.

Q.	When do I elect the type of consideration I will receive?

A:	You can only elect the type of consideration you will receive in the acquisition of Northern if you are a shareholder of Northern at the time the acquisition is completed. Shareholders of record of Northern at the time the acquisition is completed will be provided with election forms to select the type of merger consideration they would prefer to receive following completion of the acquisition. The forms will be mailed shortly after closing and must be returned by 5:00 p.m. eastern daylight saving time on the 30th day after the election form and letter of transmittal are mailed by the exchange agent. If you fail to make an election, the consideration you receive will be determined in accordance with the allocation procedures described under “The Acquisition—Allocation Procedures” beginning on page 50.

Q:	What are my consideration election choices?

A:	Subject to the allocation procedures described in this proxy statement/prospectus, you may elect to receive one of the following in exchange for your Northern common stock: all cash, all First Place common stock or a portion in cash and a portion in First Place common stock in amounts you select. Election forms and letters of transmittal will be mailed by the exchange agent to Northern shareholders of record within 30 days following completion of the acquisition.

Q:	Will I receive the form of consideration I elect to receive?

A:	Not necessarily. The allocation procedures described in this proxy statement/prospectus under “The Acquisition—Allocation Procedures” beginning on page 50 and set forth in the merger agreement are intended to ensure that at least 80% of the outstanding shares of Northern common stock as of the closing of the acquisition will be exchanged for First Place common stock and at least 80% of the value of the aggregate consideration as of closing will consist of First Place common stock, with the remaining aggregate consideration to be paid in cash. If elected by the Northern shareholders, the number of shares of Northern common stock to be exchanged for First Place common stock may be increased so that up to 90% of the outstanding shares of Northern common stock may be exchanged for First Place common stock. There is no assurance that you will receive the form of merger consideration you elect with respect to the Northern common stock you hold. If there is an oversubscription of either cash or First Place common stock, then the exchange agent will allocate the aggregate consideration to Northern shareholders according to the procedures set forth in the merger agreement.

Q.	When will the merger consideration be paid?

A:	The election form and letter of transmittal, which will be used by you to exchange your Northern stock certificate for the merger consideration, will be mailed by the exchange agent within 30 days after the acquisition of Northern by First Place is completed. You will have until 5:00 p.m. eastern daylight saving time on the 30th day after the election form and letter of transmittal are mailed by the exchange agent to complete and return your election form. The exchange agent will pay the merger consideration within a reasonable time thereafter.

Q:	Will I have dissenters’ rights in connection with the acquisition?

A:	Yes. You can exercise your right to dissent from the acquisition if you do not vote for the acquisition and follow the procedures described in this proxy statement/prospectus under “The Acquisition—Dissenters’ Rights” beginning on page 73.

Q:	Are there any risks related to the acquisition or any risks relating to owning First Place common stock?

A:	Yes. We encourage you to review carefully the sections entitled “Risk Factors” beginning on page 20 and “Cautionary Statement Concerning Forward-Looking Statements” on page 26.

Q:	When do you expect to complete the acquisition?

A:	The acquisition is expected to be completed in June of 2006. However, we cannot assure you when or if the acquisition will be completed. Northern shareholders must first approve the merger agreement at the annual meeting and the necessary regulatory approvals must be obtained, among other conditions to closing.

Q.	If my shares are held in street name by my broker, will my broker automatically make an election with respect to the consideration to be received by me in exchange for my shares of Northern common stock?

A.	No. Your broker or other nominee will not be able to make an election with respect to shares held by it in “street name” on your behalf without instructions from you. You should instruct your broker or other nominee on which election to make.

Q.	What if I do not complete and return the election form or fail to instruct my broker to complete the election form?

A.	If you fail to complete and return the election form or to instruct your broker or other nominee on which election to make, you will be treated as if you did not make an election with respect to the consideration to be received by you in exchange for your shares of Northern common stock. Such shares will be treated as “no election” shares and will be subject to the treatment provided for such shares in the allocation procedures described in this proxy statement/prospectus under “The Acquisition—Allocation Procedures” beginning on page 50.

Q:	Should I send in my stock certificates now?

A:	No. You should not send in your stock certificates at this time. Instructions for surrendering your Northern common stock certificates in exchange for the merger consideration will be sent to you after we complete the acquisition.

Q:	Where will my shares of First Place common stock be listed?

A:	We intend to apply to have the shares of First Place common stock to be issued upon completion of the acquisition approved for listing on the Nasdaq National Market. First Place common stock currently trades on the Nasdaq National Market under the symbol “FPFC.”

Q:	Who should I call with questions?

A:	You should call Patricia Lyons, Corporate Secretary, at (440) 323-7451.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the acquisition of Northern and for a more complete description of the legal terms of the acquisition, you should read carefully this entire document, including the merger agreement and the other documents to which Northern and First Place have referred you. See “Where You Can Find More Information,” beginning on page 153. Page references are included in this summary to direct you to a more complete description of the topics.

Throughout this document, “First Place” refers to First Place Financial Corp., “First Place Bank” refers to First Place Bank, First Place’s wholly-owned banking subsidiary, and “Northern” refers to The Northern Savings & Loan Company. Also, the acquisition by First Place of Northern by way of a merger of First Place’s wholly-owned and newly-formed interim federal savings association subsidiary with and into Northern is referred to as the “acquisition.” The Agreement and Plan of Merger, dated as of January 27, 2006, by and among First Place, First Place Bank and Northern is referred to as the “merger agreement.” The stock consideration and cash consideration to be received by Northern shareholders in exchange for their shares of Northern common stock in connection with the acquisition are referred to collectively as the “merger consideration.”

Parties to the Proposed Acquisition (Pages 83 and 84)

First Place Financial Corp. First Place is a unitary savings and loan holding company incorporated under the laws of the State of Delaware in 1998. First Place Bank, a federal savings association and wholly-owned subsidiary of First Place, currently operates 21 retail locations in Trumbull, Mahoning and Portage counties in Ohio and two business financial centers in Cuyahoga County, Ohio. In addition, First Place Bank, through its Franklin Bank Division, has five retail locations located in southeastern Michigan near the Detroit metropolitan area. First Place Bank also operates 15 loan production offices of which 10 are located throughout Ohio, four are located in Michigan and one is located in Indiana. First Place Bank’s principal business consists of accepting retail and business deposits from the general public and investing these funds primarily in one-to four-family residential mortgage, home equity, multifamily, commercial real estate, commercial and construction loans. First Place Bank’s deposits are insured by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation, or FDIC. The Office of Thrift Supervision of the United States, or OTS, is the primary regulator for First Place and First Place Bank.

First Place is also the parent company of a second wholly-owned subsidiary, First Place Holdings, Inc. First Place Holdings is a non-banking subsidiary that has five operating subsidiaries: First Place Insurance Agency, Ltd.; Coldwell Banker First Place Real Estate, Ltd.; APB Financial Group, Ltd.; American Pension Benefits, Inc.; and TitleWorks Agency, LLC. First Place Insurance Agency, Ltd. offers property, casualty, health and life insurance products. Coldwell Banker First Place Real Estate, Ltd. is a residential and commercial real estate brokerage firm. APB Financial Group, Ltd. and American Pension Benefits, Inc. are employee benefit consulting firms and specialists in wealth management, and provide services to both businesses and consumers. First Place Holdings owns 75% of TitleWorks Agency, LLC, which provides real estate title services. Through First Place Bank and First Place Holdings, Inc, First Place is able to offer a wide variety of business and retail banking products, as well as a full range of insurance, real estate and investment services. In addition to these operating subsidiaries, First Place has three wholly-owned affiliates, First Place Capital Trust, First Place Capital Trust II and First Place Capital Trust III, which are special purpose entities that are accounted for using the equity method based on their nature and purpose. These special purpose entities were formed in connection with the issuance of trust preferred securities.

At December 31, 2005, First Place had total assets of approximately $2.6 billion, deposits of $1.8 billion and shareholders’ equity of $245.2 million. First Place’s executive offices are located at 185 East Market Street, Warren, Ohio 44481 and its telephone number is (330) 373-1221.

The Northern Savings & Loan Company. Founded in 1920, Northern is an Ohio-chartered, federally insured savings association. Northern’s market area is Lorain County and western Cuyahoga County, Ohio, and it conducts business through its main office in Elyria and its six branch locations and one loan production office in Avon Lake, all located in Lorain County, Ohio. Northern is a community-oriented financial institution serving its market area with a wide selection of residential loans and retail financial services, including consumer and commercial checking accounts, safe deposit box rental, savings accounts and savings certificates, residential and commercial real estate loans, and secured and unsecured consumer loans. These services are provided through its branch network, comprising full-service banking offices, online banking, eight proprietary ATMs, access to a network of metropolitan, regional and national ATMs and electronic funds transfer services. Northern’s business consists primarily of attracting deposits from the general public and originating and investing in loans secured by first mortgage liens on residential and other real estate. Traditionally, Northern has not accepted brokered funds. Northern also invests in certain government obligations and other investments permitted by federal and state law. The principal sources of funds for lending activities are deposits and principal payments on loans. Northern’s principal source of earnings is interest income. Its principal expenses are interest paid on deposit accounts and operating expenses.

At December 31, 2005, Northern had total assets of approximately $340.8 million, deposits of $264.9 million and shareholders’ equity of $43.5 million. Northern’s executive offices are located 200 Middle Avenue, Elyria, Ohio 44035 and its telephone number is (440) 323-7451.

The Acquisition of Northern (Page 31)

The merger agreement is attached to this proxy statement/prospectus as Annex I and is incorporated by reference in its entirety. Please read the entire merger agreement. It is the legal document that governs First Place’s acquisition of Northern. First Place intends to acquire Northern by way of a merger, in which First Place will form a new interim federal savings association subsidiary that will merge with and into Northern, with Northern as the surviving institution becoming a wholly-owned subsidiary of First Place. At the effective time of the acquisition, the directors serving on the Northern board of directors immediately prior to the effective time will resign, except for one director who will continue after the effective time of the acquisition to serve on the board of Northern and the surviving institution following the subsidiary merger. The resigning directors will be replaced with the directors currently serving on the board of directors of First Place and First Place Bank. Also at the effective time, the executive officers of Northern prior to the effective time of the acquisition shall resign. First Place shall appoint new executive officers of Northern to serve after the effective time. See “The Acquisition—Effective Time of the Acquisition” beginning on page 64 and “—Interests of Certain Persons in the Acquisition” beginning on page 69.

Following its acquisition by First Place, Northern will convert from an Ohio-charted savings association to a federal savings association. Within a short period following the acquisition and the conversion, First Place will cause First Place Bank to merge with and into Northern, with Northern as the surviving institution in this subsidiary merger. Upon completion of the subsidiary merger, Northern will change its name to “First Place Bank” and its main office to Warren, Ohio. First Place and Northern may agree to revise the structure of the acquisition and the subsidiary merger before the acquisition and/or the subsidiary merger are completed, in a manner that does not affect Northern’s shareholders adversely, because of business, tax or other considerations. See “The Acquisition—Conversion and Subsidiary Merger” on page 64. First Place currently intends to operate Northern’s banking operations as a separate division of First Place Bank following completion of the subsidiary merger. We expect to complete the acquisition in June of 2006 and the subsidiary merger early in the third quarter of 2006.

The Merger Consideration and Allocation Procedures (Pages 48 and 50)

If the acquisition of Northern is completed, you may elect to receive the following as consideration for your outstanding shares of Northern common stock, subject to the effect of the allocation procedures described below:

•	$29.00 in cash, without interest, for each share of Northern common stock;

•	1.138 shares of First Place common stock for each share of Northern common stock, subject to possible adjustment of this exchange ratio at the time of closing if there is a decrease in the market value of First Place common stock between the signing of the merger agreement and the closing of the acquisition; or

•	a portion in First Place common stock and a portion in cash in amounts determined by you.

If you make no election as to the consideration to be received by you in exchange for your shares of Northern common stock, the form of consideration you receive will be dictated by the allocation procedures described in this proxy statement/prospectus. First Place will not be issuing fractional shares. Instead, Northern shareholders who receive First Place common stock will receive the value of any fractional share interest in cash, based on a stock price of $29.00 per share of First Place common stock.

Whether you receive the form of consideration you elect will depend upon the allocation procedures described in this proxy statement/prospectus beginning on page 50. The allocation procedures are intended to ensure that at least 80% of the outstanding shares of Northern common stock as of the closing of the acquisition will be exchanged for First Place common stock and at least 80% of the value of the aggregate consideration as of closing will consist of First Place common stock, with the remaining aggregate consideration to be paid in cash. If Northern shareholders elect to receive more than 80% of the merger consideration in First Place common stock, the number of shares of Northern common stock to be exchanged for First Place common stock may be increased so that up to 90% of the outstanding shares of Northern common stock may be exchanged for First Place common stock.

Since the required portion of the consideration that must be paid as stock consideration is based on both the number of shares of Northern common stock converted into First Place common stock and on the aggregate value of the stock consideration at the time of closing, the application of the allocation procedures can result in adjustments to the percentage of outstanding Northern shares receiving stock and cash consideration and adjustment to the exchange ratio. The exchange ratio is subject to adjustment if the aggregate value of the stock consideration as of closing would be below 80% because the market value of the First Place common stock has decreased between the signing of the merger agreement and the closing of the acquisition. The exchange ratio is also subject to further adjustment in connection with Northern’s right to terminate the merger agreement if the market price of First Place common stock falls to a specified amount relative to the stock of certain comparable companies. This adjustment is described in this proxy statement/prospectus in “The Acquisition—Termination of the Merger Agreement” beginning on page 65.

Due to the variables involved in the allocation procedures, at this time we cannot calculate the aggregate value of the merger consideration that would be payable to Northern shareholders if the acquisition is completed. If we were to assume that all 2,458,068 outstanding shares of Northern common stock were converted, with respect to 20% of such shares, into cash and, with respect to 80% of such shares, into First Place common stock, having a value of $25.49, which was the 10-day average closing price of the First Place common stock used by the parties to establish the exchange ratio, the aggregate value of the merger consideration would equal approximately $71.3 million. See “The Acquisition—Allocation Procedures—Value of the Consideration” beginning on page 52 for additional information and examples regarding the aggregate value of the merger consideration.

Since the exchange ratio of Northern common stock for First Place common stock is determined at the time of closing, the market value of the First Place common stock at the time you receive certificates evidencing shares of First Place common stock following the election period may be higher or lower than the market value at the date of this proxy statement/prospectus, on the date of the annual meeting or on the date the acquisition is completed. The acquisition is expected to be completed in June of 2006, which could be several weeks after the Northern shareholder meeting. In addition, there will be a time period between the completion of the acquisition and the time at which former Northern shareholders receiving stock consideration actually receive certificates evidencing First Place common stock.

Election of Form of Merger Consideration (Page 54)

You will receive an election form after the acquisition is completed that you will use to select the form of merger consideration that you want in exchange for your shares of Northern common stock. Your choice of merger consideration for your shares of Northern common stock will be honored to the extent possible, but because of the overall limitation on the amount of cash and shares of First Place common stock available, whether you receive the amount of cash, stock or combination of cash and stock you requested will depend in part on how many other Northern shareholders submit elections and how many choose to receive cash and how many choose to receive stock. Because at least 80% of the outstanding shares of Northern common stock as of the closing of the acquisition will be exchanged for First Place common stock and at least 80% of the value of the aggregate consideration as of closing will consist of First Place common stock, with the remaining aggregate consideration to be paid in cash, Northern shareholders may not receive exactly the form of consideration that they elect and may receive a pro rata amount of cash and First Place common stock. You will be required to make your election and return the election form by the “election deadline” which will be 5:00 p.m., eastern daylight saving time, on the 30th day after the date the election form is mailed by the exchange agent. If you fail to return your election form on time, your shares of Northern common stock will be deemed “no election” shares and will be subject to the allocation procedures for no election shares described in this proxy statement/prospectus under “The Acquisition—Allocation Procedures” beginning on page 50, and “—Procedures for Exchanging Northern Common Stock Certificates” beginning on page 55.

No later than 30 days after the effective time of the acquisition, you will be sent:

•	a notice of the completion of the acquisition;

•	the election form, with instructions on how to choose your preferred method of payment; and

•	a letter of transmittal.

You will then have 30 days until the election deadline in which to complete and return the election form, the letter of transmittal and your stock certificates representing shares of Northern common stock to the designated exchange agent. After your election form and letter of transmittal have been received and processed, you will be sent the cash and/or First Place common stock to which you are entitled. In order to receive the consideration for your shares of Northern common stock, you will need to surrender your Northern common stock certificates. You should not send us any certificates now. You will receive detailed instructions on how to exchange your shares along with your election form and letter of transmittal after the acquisition is completed.

Payment and Termination of Northern Stock Options (Page 56)

When the acquisition is completed, each outstanding and unexercised stock option to purchase Northern common stock will be canceled and, so long as the holder of such option executes a stock option cancellation agreement, he or she will be entitled to receive a cash payment in an amount equal to the difference between $29.00 and the exercise price per share of such stock option multiplied by the number of shares subject to such option. As of April 7, 2006, an aggregate of 23,298 shares of Northern common stock were subject to outstanding options. All such options are fully vested and exercisable. Unless such options are exercised prior to the effective time, they will be canceled in exchange for an aggregate payment of $211,247 at the effective time of the acquisition.

Comparative Per Share Market Price Information (Page 81)

Shares of First Place common stock currently listed on the Nasdaq National Market under the symbol “FPFC.” Shares of Northern common stock are quoted on the Over-the-Counter Bulletin Board Service, or OTC-BB, under the symbol “NLVS.OB.” The OTC-BB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter securities, but is not an issuer listing service, market or exchange. The following table sets forth the closing sale price of First Place common stock as reported on the Nasdaq National Market and the last sale price of Northern common stock as reported on the OTC-BB on January 26, 2006, the last trading day before we announced the acquisition, and on April 27, 2006, the last practicable trading-day before the distribution of this document. This table also shows the implied value of one share of Northern common stock, calculated by assuming such share is converted into the right to receive First Place common stock, rather than $29.00 in cash, and multiplying the closing price of First Place common stock on those dates by 1.138, the exchange ratio for the conversion of Northern common stock into First Place common stock on the date the merger agreement was signed. This exchange ratio is subject to adjustment at closing if the market value of First Place common stock decreases between the signing of the merger agreement and the closing of the acquisition. See “The Acquisition—Allocation Procedures” beginning on page 50 and “—Termination of the Merger Agreement,” beginning on page 65.

	First Place Common Stock	Northern Common Stock	Implied Value of One Share of Northern Common Stock
At January 26, 2006	$25.85	$20.00	$29.42
At April 27, 2006	$23.09	$27.00	$26.28

The market prices of both First Place common stock and Northern common stock will fluctuate prior to the Northern annual meeting, the completion of the acquisition, the deadline for your election regarding the merger consideration and the date you receive the merger consideration. Therefore, you should obtain current market quotations for the First Place common stock to update the implied value of one share of Northern common stock.

First Place currently pays a quarterly cash dividend to its shareholders. Subject to the review and approval of the First Place board of directors, First Place intends to continue to pay quarterly cash dividends to its shareholders. During the quarter ended December 31, 2005, which was the second quarter of its fiscal year ended June 30, 2006, First Place declared a cash dividend of $0.14 per share of First Place common stock. In addition, during the quarter ended March 31, 2006 and on April 18, 2006, First Place declared a cash dividend of $0.14 per share of First Place common stock. Northern also pays quarterly dividends to its shareholders. During the fourth quarter of calendar 2005, Northern paid a quarterly cash dividend of $0.15 per share and a special cash dividend of $0.40 per share of Northern common stock. In addition, during the first quarter of calendar 2006, Northern paid a quarterly cash dividend of $0.15 per share of Northern common stock. The management and board of directors of Northern continue to review its cash dividend payout to its shareholders. Northern intends to continue to pay quarterly cash dividends to shareholders and does not expect to pay any special dividends to shareholders. The payment of dividends by First Place and Northern will depend upon a number of factors, including capital requirements, regulatory limitations, financial condition, and results of operations. Northern and First Place agreed to certain limitations on the payment of dividends to their respective shareholders pending consummation of the acquisition. See “The Acquisition—Business Pending the Acquisition” beginning on page 59.

Federal Tax Consequences of the Acquisition to Northern Shareholders (Page 75)

First Place and Northern have received an opinion of counsel to the effect that, based on certain facts, representations and assumptions, the acquisition will be treated as a tax free reorganization for federal income tax purposes. Accordingly, you generally will not recognize any gain or loss on the exchange of shares of Northern common stock solely for shares of First Place common stock. However, you generally will recognize taxable gain or loss if you receive cash in exchange for your shares of Northern common stock or for any fractional share of First Place common stock that you would otherwise be entitled to receive. The parties’ obligation to complete the acquisition is conditioned on their receipt of the same opinion, dated as of the effective date of the acquisition, regarding the federal income tax treatment of the acquisition.

Tax matters are complicated, and the tax consequences of the acquisition to you will depend upon the facts of your particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed herein. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences to you of the acquisition.

Opinion of Northern’s Financial Advisor (Page 36)

Among other factors it considered in deciding to approve the merger agreement and the acquisition, the Northern board of directors received the opinion of its financial advisor, Sandler O’Neill & Partners, L.P., or Sandler O’Neill, that, as of January 27, 2006, the date on which the Northern board of directors approved the merger agreement, the merger consideration to be paid to Northern shareholders in connection with the acquisition was fair to the Northern shareholders from a financial point of view. The opinion of Sandler O’Neill was delivered to and confirmed in writing to the Northern board of directors on January 27, 2006, the date the merger agreement was signed. The opinion is included as Annex II to this proxy statement/prospectus. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in providing its opinion. Sandler O’Neill’s opinion is directed to the Northern board of directors and does not constitute a recommendation to any shareholder as to any matter relating to the acquisition.

Northern has agreed to pay Sandler O’Neill a transaction fee in connection with the acquisition equal to 0.75% of the aggregate merger consideration value, 0.1875% of which was payable upon signing of the merger agreement and the balance of which is contingent and payable upon consummation of the acquisition. Assuming that each share of Northern common stock is converted into the right to receive $29.00 of merger consideration, the transaction fee would amount to approximately $535,000. Northern has also agreed to pay Sandler O’Neill a $100,000 fee for rendering its opinion, which will be credited against the portion of the transaction fee payable upon consummation of the acquisition, reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses and indemnify Sandler O’Neill and its agents and affiliates against certain liabilities incurred in connection with its engagement.

Unanimous Recommendation of the Acquisition by the Northern Board of Directors (Page 34)

Based on Northern’s reasons for the acquisition described herein, the Northern board of directors believes that the acquisition is fair to you and in your best interests and recommends unanimously that you vote “FOR” approval of the merger agreement.

Date, Time and Location of the Northern Annual Meeting (Page 28)

The Northern annual meeting will be held at 10:00 a.m., eastern daylight saving time, on June 5, 2006, at the Elyria Country Club, 41625 Oberlin Road, Elyria, Ohio 44035. At the annual meeting, Northern shareholders will be asked to:

•	approve the merger agreement;

•	elect three directors to the Northern board of directors for three-year terms expiring in 2009;

•	approve director compensation for the period ending at the 2007 annual meeting of shareholders;

•	approve a proposal to adjourn the annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the merger agreement; and

•	act on any other matter that may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Record Date and Voting Rights for the Annual Meeting (Page 28)

You are entitled to vote at the annual meeting if you owned shares of Northern common stock as of the close of business on April 7, 2006. You will have one vote at the annual meeting for each share of Northern common stock that you owned on that date.

Shareholders of record may vote by proxy or by attending the annual meeting and voting in person. Each proxy returned to Northern, and not revoked, by a holder of Northern common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated by the record holder, the proxy will be voted “FOR” approval of the merger agreement; “FOR” the election of the three directors; “FOR” the approval of director compensation; and “FOR” the proposal to adjourn the annual meeting, if necessary, to permit further solicitation of proxies on the proposal to approve the merger agreement. Note, however, that if you are the beneficial owner, but not the record holder of your Northern common stock because your shares are held through a broker or other nominee, if you do not provide instructions to such broker or nominee, your shares will not be voted on the proposals for which such broker or nominee does not have discretion. In the case of the proposal to approve the merger agreement, this will have the same effect as a vote against the proposal.

Vote Required to Approve the Merger Agreement (Page 29)

The affirmative vote of the holders of two-thirds of the outstanding shares of Northern common stock entitled to vote is necessary to approve the merger agreement on behalf of Northern. Not voting, abstaining or failing to instruct a broker or other nominee how to vote shares held in their name for you, will have the same effect as voting against the merger agreement.

Voting by Management of Northern at the Annual Meeting (Page 79)

Collectively, the directors and executive officers of Northern own directly approximately 9.1% of the outstanding shares of Northern common stock, as of the record date for the annual meeting. Including shares of Northern common stock held by certain immediate family members and shares subject to options, Northern’s directors and executive officers beneficially own an aggregate of approximately 14.5% of the outstanding shares of Northern common stock, as of the record date for the annual meeting. Mr. Neal Hubbard, Northern’s President and Chief Executive Officer, and the other executive officers and certain directors of Northern who own directly an aggregate of approximately 8.9% of the outstanding shares of Northern common stock as of April 7, 2006, have entered into voting agreements with First Place, pursuant to which they each agreed to vote such shares in favor of the merger agreement. A form of the voting agreement entered into by these directors and executive officers is attached as Annex III to this proxy statement/prospectus.

Conditions to Complete the Acquisition (Page 56)

Completion of the acquisition depends on meeting a number of conditions at or prior to the effective time, including the following:

•	shareholders of Northern must approve the merger agreement;

•	First Place and Northern must receive all required regulatory approvals for the acquisition of Northern without a burdensome term, condition or restriction, and any waiting periods required by law must have passed;

•	there must be no law, injunction or order enacted or issued preventing completion of the acquisition;

•	First Place and Northern must receive a legal opinion confirming that the acquisition will be a tax free reorganization;

•	First Place common stock to be issued to Northern shareholders as consideration for the acquisition must have been approved for listing on the Nasdaq National Market;

•	the representations and warranties of each of First Place and Northern in the merger agreement must be true and correct in all material respects;

•	First Place and Northern must have complied in all material respects with their respective covenants in the merger agreement;

•	First Place or one of its subsidiaries shall have entered into an employment agreement with Mr. Neal Hubbard upon terms and conditions acceptable to the parties; and

•	First Place shall have formed a wholly-owned interim savings association and caused the interim savings association to enter into the merger agreement prior to the effective time of the acquisition.

Unless prohibited by law, either First Place or Northern could elect to waive a condition for its benefit that has not been satisfied and continue to complete the acquisition. First Place and Northern cannot be certain whether or when any of the conditions to the acquisition will be satisfied, or waived if permissible, or that the acquisition will be completed.

Required Regulatory Approvals to Complete the Acquisition (Page 58)

To complete the acquisition of Northern, the parties will need the prior approval of the OTS and the Ohio Department of Commerce—Division of Financial Institutions, which we refer to as the Ohio Division of Financial Institutions. The U.S. Department of Justice is able to provide input into the approval process of federal banking agencies and will have between 15 and 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. First Place and Northern have filed the necessary applications with the OTS and with the Ohio Division of Financial Institutions. First Place and Northern cannot predict whether the required regulatory approvals will be obtained or whether any such approvals will include conditions that would be detrimental to First Place following completion of the acquisition.

Termination of the Merger Agreement (Page 65)

First Place and Northern can mutually agree at any time to terminate the merger agreement before completing the acquisition, even if shareholders of Northern have voted to approve it.

Either First Place or Northern also can terminate the merger agreement if:

•	any required regulatory approval for consummation of the acquisition is not obtained;

•	the acquisition is not completed by September 30, 2006;

•	the shareholders of Northern do not approve the merger agreement; or

•	the other party breaches any of its representations, warranties, covenants or obligations under the merger agreement in a manner which would be reasonably expected to have a material adverse effect and the breach cannot be or has not been cured within 30 days after notice of the breach.

In addition, First Place may terminate the merger agreement at any time prior to the annual meeting if the board of directors of Northern fails to recommend the transaction to its shareholders or withdraws or modifies its recommendation to the Northern shareholders that the merger agreement be approved in any way which is adverse to First Place, or breaches its covenants requiring the calling and holding of a meeting of shareholders to consider the merger agreement. First Place also may terminate the merger agreement if a third party commences a tender offer or exchange offer for 20% or more of the outstanding Northern common stock and the board of directors of Northern recommends that Northern shareholders tender their shares in the offer or fails to recommend that shareholders reject the offer within a specified period.

Northern may terminate the merger agreement at any time prior to the annual meeting in connection with the exercise of its fiduciary termination right in order to accept a financially superior proposal. However, Northern may not terminate the merger agreement if, within five business days following Northern providing written notice to First Place of Northern’s intention to accept a superior proposal, First Place makes an offer to Northern that Northern determines in good faith is at least as favorable as the superior proposal. See “The Acquisition—No Solicitation” beginning on page 62.

Northern also may terminate the merger agreement at any time during the five-day period commencing two days after the determination date, defined below, if:

•	First Place’s average closing price, defined below, is less than $21.03 on the determination date; and

•	the quotient obtained by dividing First Place’s average closing price on the determination date by $25.85 is less than the quotient obtained by dividing the index price, defined below, as of the determination date by $28.19, which was the index price as of January 26, 2006, minus 0.175.

First Place’s “average closing price” is the average of the daily last sale prices of First Place common stock as reported on the Nasdaq National Market for a period of 10 consecutive full trading days ending on the determination date.

The “determination date” is the date on which the last required regulatory approval for the acquisition is obtained, including the expiration of all statutory waiting periods.

The “index price” on any given date is the weighted average of the closing prices on that date of certain bank holding companies identified in the merger agreement. The bank holding companies used in the index group are listed on page 67 with their corresponding weighting factors.

In the event of such a termination by Northern, First Place could voluntarily elect to issue more shares of First Place common stock pursuant to a formula set forth in the merger agreement in order to avoid termination. First Place is not, however, required to issue more shares under these circumstances. It is possible that the Northern board of directors could conclude that proceeding with the acquisition at the lower price, rather than exercising Northern’s right to terminate the merger agreement, would still be in the best interests of Northern and its shareholders.

Amendment and Extension of the Merger Agreement (Page 65)

The parties may amend the merger agreement at any time before the acquisition actually takes place, and may agree to extend the time within which any action required by the merger agreement is to take place. No material amendment may be made after the annual meeting without obtaining further approval by the shareholders of Northern.

Interests of Northern’s Directors and Executive Officers in the Acquisition (Page 69)

Northern’s directors and executive officers have interests in the acquisition as individuals which are in addition to, or different from, their interests as shareholders of Northern. These interests include, among other things:

•	Mr. Neal Hubbard, the current President and Chief Executive Officer of Northern, will enter into an employment agreement with First Place or one of its subsidiaries upon completion of the acquisition;

•	Northern’s executive officers and directors, other than Mr. Hubbard, hold outstanding and unexercised Northern stock options that will be canceled in exchange for a cash payment at the effective time of the acquisition;

•	the employment agreements entered into between Northern and certain of its executive officers provide for certain benefits if a change in control of Northern, which includes the acquisition, occurs, including: a payment equal to 2.99 times Mr. Hubbard’s and Ms. Billings’ annual salary, payment of certain legal expenses of Mr. Hubbard, Ms. Billings or Mr. Ketchum in the event of a dispute regarding the terms of such individual’s employment agreement, continued life, health and disability coverage for up to 12 months following termination of Mr. Hubbard’s, Ms. Billings’ or Mr. Ketchum’s employment without cause within a specified period after the closing of the acquisition, and a payment ranging from 1 to 2.99 times salary if Mr. Ketchum’s employment is terminated without cause within various periods following the closing;

•	three of Northern’s other officers are parties to agreements providing for a payment equal to such officer’s annual salary upon consummation of the acquisition;

•	one of Northern’s directors will be selected to serve on the board of directors of First Place and the newly appointed board of directors of Northern following the closing of the acquisition;

•	up to all nine of Northern’s directors will be appointed to an advisory board to First Place Bank for a period of one year and will receive fees for such service;

•	First Place has agreed to honor indemnification obligations of Northern for a period of six years and to purchase liability insurance for Northern’s directors and officers for six years following the effective time of the acquisition, subject to the terms of the merger agreement; and

•	Northern’s executive officers and certain of its directors have entered into voting agreements with respect to the acquisition.

The board of directors of Northern was aware of the foregoing interests and considered them, among other matters, in approving the merger agreement and the acquisition.

Northern is Prohibited from Soliciting Other Offers (Page 62)

Northern has agreed that, while the acquisition is pending, it will not initiate or, subject to some limited exceptions, engage in discussions with any third party other than First Place regarding extraordinary transactions such as a merger, business combination or sale of a material amount of assets or capital stock.

Accounting Treatment (Page 78)

The acquisition will be accounted for under the purchase method of accounting as such term is used under generally accepted accounting principles in the United States, or GAAP.

Shareholders of First Place and Northern Have Different Rights (Page 129)

First Place is a Delaware corporation subject to the provisions of the General Corporation Law of Delaware, and Northern is an Ohio-chartered savings association subject to the provisions of the Ohio Revised Code. Upon consummation of the acquisition, shareholders of Northern who receive shares of First Place common stock in exchange for their shares of Northern common stock will become shareholders of First Place and their rights as shareholders of First Place will be governed by First Place’s amended and restated certificate of incorporation and bylaws and the General Corporation Law of Delaware. The rights of shareholders of First Place differ in certain respects from the rights of shareholders of Northern.

Termination Fee (Page 69)

Northern must pay First Place a termination fee of $3.5 million if the merger agreement is terminated because of Northern’s board of directors’ failure to recommend the approval of the merger agreement in this proxy statement/prospectus, the Northern board of directors changing its recommendation in a manner adverse to First Place, the Northern board recommending to the Northern shareholders any tender offer that may be initiated for 20% or more of Northern’s common stock or failing to reject such tender offer, or the acceptance by Northern of a superior acquisition proposal that First Place decides not to match. If the merger agreement is terminated because of failure to obtain approval of the merger agreement by the Northern shareholders, then Northern would be required to pay First Place a fee of up to $750,000.

Dissenters’ Rights for Northern Shareholders (Page 73)

Under Ohio law, if the merger agreement is approved and adopted by the Northern shareholders, any Northern shareholder that objects to the merger agreement may be entitled to seek relief as a dissenting shareholder under Section 1701.85 of the Ohio Revised Code. To perfect dissenters’ rights, a record holder must:

•	not vote his or her shares of Northern common stock in favor of the proposal to approve and adopt the merger agreement at the annual meeting;

•	deliver a written demand for payment of the fair cash value of his or her shares of Northern common stock on or before the 10th day following the annual meeting; and

•	otherwise comply with the statute.

Northern will not notify shareholders of the expiration of this 10-day period. The Northern common stock held by any person who desires to dissent but fails to perfect or who effectively withdraws or loses the right to dissent as of the effective time of the acquisition under Section 1701.85 of the Ohio Revised Code will be converted into, as of the effective time of the acquisition, the right to receive the consideration to be received by shareholders under the merger agreement. Holders of such shares will be treated as having made no election as to whether they want to receive cash or shares of First Place common stock for purposes of the election and allocation procedures. A copy of Section 1701.85 of the Ohio Revised Code is attached as Annex IV to this proxy statement/prospectus.

Listing of Shares of First Place Common Stock to be Issued as Merger Consideration on the Nasdaq National Market (Page 79)

Pursuant to the merger agreement, the shares of First Place common stock to be issued in connection with the acquisition will be listed on the Nasdaq National Market.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected historical financial data of First Place and selected historical financial data of Northern.

Selected Consolidated Historical Financial Data of First Place

Set forth below are highlights from First Place’s consolidated financial data as of and for the years ended June 30, 2001 through 2005 and First Place’s unaudited consolidated financial data as of and for the six months ended December 31, 2004 and 2005. The results of operations for the six months ended December 31, 2005 are not necessarily indicative of the results of operations for the full year or any other interim period. First Place’s management prepared the unaudited information on the same basis as it prepared First Place’s audited consolidated financial statements. In the opinion of First Place’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates and periods. You should read this information in conjunction with First Place’s consolidated financial statements and related notes included in First Place’s Annual Report on Form 10-K for the year ended June 30, 2005, and First Place’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, which are incorporated by reference in this proxy statement/prospectus and from which this information is derived. For information regarding the regulatory capital ratios of First Place as of December 31, 2005, see Item 2 in First Place’s quarterly report on Form 10-Q for the quarter ended December 31, 2005 incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 153.

	At or for the Six Months Ended December 31,		At or for the Year Ended June 30,
	2005	2004	2005	2004	2003	2002	2001
	(Unaudited)		(Dollars in thousands, except share data)
Income Statement Data:
Interest income	$71,321	$57,136	$121,502	$85,773	$87,394	$105,073	$98,018
Interest expense	32,238	22,863	49,490	37,605	43,296	60,421	59,463

Net interest income	39,083	34,273	72,012	48,168	44,098	44,652	38,555
Provision for loan losses	2,545	1,678	3,509	4,896	2,864	2,990	3,125

Net interest income after provision for loan losses	36,538	32,595	68,503	43,272	41,234	41,662	35,430
Non-interest income (1)(2)	13,709	6,407	19,879	22,510	20,207	15,007	3,020
Non-interest expense (3)(4)(5)	32,601	29,762	61,546	45,417	36,802	32,627	30,224

Income before income taxes	17,646	9,240	26,836	20,365	24,639	24,042	8,226
Income taxes	5,433	2,847	7,898	6,214	7,947	7,812	1,912

Net income	$12,213	$6,393	$18,938	$14,151	$16,692	$16,230	$6,314

Per Share Data:
Basic earnings (loss) per common share	$0.84	$0.44	$1.32	$1.11	$1.31	$1.18	$0.54
Diluted earnings (loss) per common share	0.83	0.44	1.30	1.09	1.29	1.16	0.54
Dividends declared per common share	0.28	0.28	0.56	0.56	0.50	0.50	0.35
Tangible book value at period-end	11.70	10.37	11.07	9.83	11.97	11.56	11.39
Weighted average shares outstanding—basic	14,496,231	14,383,555	14,387,179	12,737,584	12,713,170	13,724,846	11,743,745
Weighted average shares outstanding—diluted	14,745,511	14,628,448	14,623,019	12,972,409	12,967,352	14,035,121	11,783,729

	At or for the Six Months Ended December 31,		At or for the Year Ended June 30,
	2005	2004	2005	2004	2003	2002	2001
	(Unaudited)		(Dollars in thousands)
Balance Sheet Summary (at end of period):
Total assets	$2,626,531	$2,385,302	$2,498,943	$2,247,080	$1,558,613	$1,590,935	$1,592,787
Securities available for sale	286,864	336,735	296,314	378,248	346,429	462,927	415,270
Loans held for sale	83,754	96,738	145,053	47,465	65,695	16,471	14,259
Loans receivable	2,005,548	1,732,059	1,812,855	1,483,993	891,842	896,541	996,586
Allowance for loan losses	19,617	17,584	18,266	16,528	9,603	9,456	9,757
Deposits	1,765,081	1,577,659	1,709,339	1,548,011	1,108,450	1,061,393	1,018,829
Debt and FHLB advances	583,896	560,145	523,081	445,357	245,499	311,251	354,592
Total shareholders’ equity	245,191	227,835	236,656	223,110	182,681	185,275	194,036

Selected Ratios:
Return on average assets (6)	0.95%	0.55%	0.79%	0.83%	1.08%	0.99%	0.47%
Return on average shareholders’ equity (6)	10.05	5.65	8.29	7.46	9.23	8.54	3.70
Dividend payout ratio	33.73	63.64	43.08	51.38	38.76	43.10	64.81
Net interest margin, fully-taxable equivalent (6)	3.34	3.30	3.33	3.20	3.21	3.01	3.16
Average loans to average deposits	108.61	98.52	103.54	95.54	85.70	94.33	111.80
Average equity to average assets	9.42	9.68	9.55	11.09	11.74	11.61	12.79
Allowance for loan losses to period-end loans	0.98	1.02	1.00	1.10	1.07	1.04	0.97
Allowance for loan losses to total non-performing loans	146.19	151.01	144.91	142.01	75.15	81.11	67.60
Non-performing loans to period-end loans	0.67	0.67	0.69	0.78	1.42	1.28	1.43
Net charge-offs to average loans (6)	0.13	0.08	0.11	0.23	0.29	0.33	0.40

(1)	For the year ended June 30, 2001, non-interest income included $4.8 million in losses on loans and securities resulting from the balance sheet restructuring associated with the merger with FFY Financial Corp.
(2)	For the year ended June 30, 2005, non-interest income included a charge of $5.2 million for other-than-temporary impairment of securities and a credit of $1.0 million for nontaxable life insurance proceeds.
(3)	For the year ended June 30, 2001, non-interest expense included merger, integration and restructuring charges of $3.9 million for the merger with FFY Financial Corp.
(4)	For the year ended June 30, 2001, certain ratios reflect $4.8 million in restructuring losses and $3.9 million in merger, integration and restructuring charges associated with the merger with FFY Financial Corp.
(5)	For the year ended June 30, 2004, non-interest expense included merger, integration and restructuring expense of $2.2 million for the merger with Franklin Bancorp, Inc.
(6)	For the six months ended December 31, 2005 and 2004 the ratios have been annualized.

Selected Consolidated Historical Financial Data of Northern

Set forth below are highlights from Northern’s consolidated financial data as of and for the years ended December 31, 2001 through 2005. You should read this information in conjunction with Northern’s consolidated financial statements and related notes included in this proxy statement/prospectus under “Index to Northern’s Financial Statements” beginning on page F-1. For information regarding the regulatory capital ratios of Northern as of December 31, 2005, see Note 13 to Northern’s consolidated financial statements included in this proxy statement/prospectus on page F-20.

	At or for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except share data)
Income Statement Data:
Interest income	$17,216	$15,081	$15,777	$18,279	$20,792
Interest expense	6,340	4,491	5,490	7,717	11,409

Net interest income	10,876	10,590	10,287	10,562	9,383
Provision for loan losses	34	—	—	135	—

Net interest income after provision for loan losses	10,842	10,590	10,287	10,427	9,383
Non-interest income	618	591	679	519	457
Non-interest expense(1)	7,148	6,514	7,320	5,400	4,848

Income before income taxes:	4,312	4,667	3,646	5,546	4,992
Income taxes(1)	1,469	1,593	1,431	1,950	1,665

Net income	2,843	3,074	2,215	3,596	3,327

Net income available to common shareholders	$2,843	$3,074	$2,215	$3,596	$3,327

Per Share Data:(2)
Basic earnings per common share	$1.16	$1.25	$0.90	$1.47	$1.36
Diluted earnings per common share	1.16	1.25	0.90	1.47	1.36
Cash dividends(3)	1.00	0.57	0.55	0.52	0.50
Book value at period-end	17.69	17.61	16.97	16.71	15.69
Weighted average shares outstanding—basic	2,458,068	2,457,205	2,454,450	2,452,229	2,452,134
Weighted average shares outstanding—diluted	2,458,477	2,458,447	2,456,840	2,453,117	2,452,588

(1)	In 2003, non-interest expense includes the termination of Northern’s defined benefit pension plan, which resulted in a curtailment loss of $898,760 before taxes. The tax effect was $305,578.
(2)	Share and per share data have been retroactively adjusted for stock splits and stock dividends.
(3)	For the year ended December 31, 2005, cash dividends include a special dividend of $0.40 per share paid to shareholders of record on December 23, 2005.

	At or for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Balance Sheet Summary (at end of period):
Total assets	$340,807	$320,018	$319,154	$322,645	$313,496
Securities available for sale(1)	19,100	34,136	54,736	56,263	12,116
Loans(2)	286,660	240,013	224,316	219,883	216,215
Allowance for loan losses	425	410	410	410	275
Deposits	264,897	264,191	274,276	277,643	271,526
Debt and FHLB advances	28,558	9,076	123	188	274
Total shareholders’ equity	43,490	43,298	41,661	40,996	38,469

Selected Ratios:
Return on average assets	0.86%	0.97%	0.68%	1.13%	1.08%
Return on average shareholders’ equity	6.34	7.12	5.26	8.90	8.77
Dividend payout	86.47	45.68	60.32	35.58	36.62
Net interest margin	3.42	3.44	3.27	3.41	3.11
Average loans to average deposits(3)	104.01	87.80	80.95	81.24	85.03
Average equity to average assets	13.57	13.64	13.02	12.74	12.30
Allowance for loan losses to period-end loans	0.15	0.17	0.18	0.19	0.13
Allowance for loan losses to total non-performing loans	89.47	41.92	61.19	38.46	158.29
Non-performing loans to period-end loans	0.17	0.41	0.30	0.48	0.08
Net charge-offs to average loans	0.01	0.00	0.00	0.00	0.00

(1)	Securities available for sale including mortgage-backed securities.
(2)	Loans are net of loans in process, net deferred fees, the allowance for loan losses.
(3)	Average deposits do not include non-interest bearing deposits.

COMPARATIVE UNAUDITED PER SHARE AND SELECTED FINANCIAL DATA

The following table presents per share financial information reflecting First Place’s acquisition of Northern, which is referred to as “pro forma” information, and summary historical data for each of First Place and Northern. The pro forma information assumes that the acquisition of Northern had been completed on the dates and at the beginning of the earliest periods indicated. Additional financial or pro forma information has not been included in this proxy statement/prospectus as it is not required by applicable rules of the SEC or OTS.

First Place expects that the acquisition will result in certain one-time acquisition, integration and restructuring expenses. The pro forma income and dividends data do not reflect any anticipated acquisition, integration and restructuring expenses resulting from the acquisition. It is also anticipated that the acquisition will provide the combined company with certain financial benefits that include reduced operating expenses. The pro forma information does not reflect any of these anticipated cost savings or benefits. Therefore, the pro forma information, while helpful in illustrating the financial characteristics of the acquisition under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company actually would have performed had Northern been combined throughout the indicated periods.

The summary historical financial data of Northern has been derived from its financial statements, which are included in this proxy statement/prospectus under “Index to Northern Financial Statements” beginning on page F-1. The summary historical financial data of First Place has been derived from historical financial information that First Place has included in prior filings with the Securities and Exchange Commission. Historical financial information for First Place can be found in its Annual Report on Form 10-K for the year ended June 30, 2005 and in its Quarterly Report on Form 10-Q for the six months ended December 31, 2005. See “Where You Can Find More Information” beginning on page 153.

When you read the summary financial information provided in the following tables, you also should read the more detailed financial information included in the historical financial information for Northern which is set forth herein and for First Place which is included in the other documents of First Place previously referenced. See “Where You Can Find More Information” beginning on page 153.

	Six Months Ended December 31, 2005	Twelve Months Ended June 30, 2005
Net Income Per Common Share:
Historical:
First Place Financial Corp.
Basic	$0.84	$1.32
Diluted	0.83	1.30
The Northern Savings & Loan Company
Basic	0.52	1.25
Diluted	0.51	1.25
Pro forma combined:
Basic	0.81	1.32
Diluted	0.79	1.31
Equivalent pro forma amount of Northern (1)
Basic	0.92	1.51
Diluted	0.90	1.49

Dividends Per Common Share:
Historical:
First Place Financial Corp.	0.28	0.56
The Northern Savings & Loan Company (3)	0.70	0.59
Equivalent pro forma amount of Northern (2)(3)	0.32	0.64

Book Value Per Common Share (at period-end):
Historical:
First Place Financial Corp.	16.24	15.75
The Northern Savings & Loan Company	17.69	17.93
Pro forma combined	17.36	16.97
Equivalent pro forma amount of Northern (1)	19.76	19.32

(1)	The equivalent pro forma per share data for Northern is computed by multiplying pro forma combined First Place and Northern information by 1.138, the share exchange ratio. Note, however, that this share exchange ratio is subject to adjustment. See “The Acquisition—Allocation Procedures” and “—Termination of the Merger Agreement.”
(2)	The equivalent pro forma cash dividends per common share represent the historical cash dividends per common share declared by First Place and assume no change will occur, multiplied by 1.138, the share exchange ratio. Note, however, that this share exchange ratio is subject to adjustment. See “The Acquisition—Allocation Procedures” and—Termination of the Merger Agreement.”
(3)	For the six months ended December 31, 2005 the dividends per common share of Northern reflect a special dividend of $0.40 paid to Northern shareholders of record as of December 23, 2005.

RISK FACTORS

Upon completion of the acquisition, you will receive shares of First Place common stock and/or cash in exchange for your shares of Northern common stock. Prior to deciding whether to approve the transaction and which type of consideration to elect, you should be aware of and consider the following risks and uncertainties that are applicable to the acquisition and First Place, in addition to the other information contained in or incorporated by reference into this document, including the matters addressed in this proxy statement/prospectus under “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 26.

RISKS RELATED TO THE ACQUISITION

Northern shareholders may not receive the form of merger consideration they elect

You may not receive the form of merger consideration that you elect to receive. You will have the opportunity to elect cash, First Place common stock, or a portion in cash and a portion in First Place common stock in amounts determined by you. However, your right to receive exactly the form of merger consideration you elect is subject to and limited by the allocation procedures set forth in the merger agreement. These procedures are intended to ensure that at least 80% of the outstanding shares of Northern common stock as of the closing of the acquisition will be exchanged for First Place common stock and at least 80% of the value of the aggregate consideration as of closing will consist of First Place common stock, with the remaining aggregate consideration to be paid in cash. If there is an oversubscription of either cash or First Place common stock, then First Place will cause the exchange agent to allocate the aggregate consideration to Northern shareholders according to the procedures set forth in merger agreement so that at least 80% of the outstanding shares of Northern common stock as of the closing of the acquisition will be exchanged for First Place common stock and at least 80% of the value of the aggregate consideration as of closing will consist of First Place common stock. If elected by Northern shareholders, the number of shares of Northern common stock to be exchanged for First Place common stock may be increased so that up to 90% of the outstanding shares of Northern common stock may be exchanged for First Place common stock. Therefore, Northern shareholders may not receive exactly the form of consideration that they elect and may receive a pro rata amount of cash and First Place common stock. A detailed discussion of the consideration provisions of the merger agreement is set forth in this proxy statement/prospectus under “The Acquisition—Consideration Payable for Northern Common Stock” beginning on page 48 and “—Allocation Procedures” beginning on page 50. You should carefully read this discussion and the merger agreement attached as Annex I to this proxy statement/prospectus.

The value of the stock consideration will vary with fluctuations in First Place’s stock price prior to closing and during the period until you receive the First Place stock certificates

Because the exchange ratio of Northern common stock for First Place common stock is fixed at the time of closing and the market price of First Place’s common stock may fluctuate over time, the market value of the First Place common stock at the time former shareholders of Northern receive certificates evidencing shares of First Place common stock following the election period may be higher or lower than the market value at the date of this proxy statement/prospectus, on the date of the annual meeting or on the closing date of the acquisition. Changes in the price of the First Place common stock may result from a variety of factors, including general market and economic conditions, changes in the business, operations or prospects of First Place and regulatory considerations. Accordingly, at the time of the annual meeting, you will not know the exact value of the stock consideration to be received. Moreover, the possibility of fluctuations may increase because of the length of time between the date of the annual meeting and the closing date of the acquisition.

In addition, there will be a time period between the completion of the acquisition and the time at which former Northern shareholders receiving stock consideration actually receive certificates evidencing First Place common stock. Until stock certificates are received, Northern shareholders will not be able to sell their First Place shares in the open market and, thus, would not be able to avoid potential losses should there be any decline in the trading price of the First Place common stock during this period. The exchange agent has up to 30 days after the closing date of the acquisition to deliver election forms and letters of transmittal to Northern shareholders. To receive the merger consideration, you will be required to comply with the exchange procedures, which will include the return of a properly completed letter of transmittal and the surrender of your Northern common stock certificate to the exchange agent. After receiving the letter of transmittal and Northern stock certificate, the parties expect that the exchange agent will then deliver your merger consideration within a reasonable time thereafter. See “The Acquisition—Procedures for Exchanging Northern Common Stock Certificates” on page 55. As a result of the exchange procedures and depending upon when you return your letter of transmittal and surrender your Northern stock certificate, you may not receive your shares of First Place common stock and/or cash for an extended period of time, and therefore, such assets will be unavailable to you during such period.

Federal tax consequences of the acquisition to Northern shareholders are dependent on the merger consideration received

The federal income tax consequences of the acquisition to you will depend on the merger consideration received by you. You generally will not recognize any gain or loss on the conversion of shares of Northern common stock solely into shares of First Place common stock. However, you generally will be taxed if you receive cash in exchange for your shares of Northern common stock or for any fractional share of First Place common stock that you would otherwise be entitled to receive. For a detailed discussion of the tax consequences to you of the acquisition, see “The Acquisition—Federal Income Tax Consequences” beginning on page 75.

Directors and officers of Northern have interests in the acquisition that differ from the interests of shareholders

When considering the recommendation of Northern’s board of directors, you should be aware that some executive officers and directors of Northern have interests in the acquisition that are somewhat different from your interests. For example, certain executive officers of Northern will be employed by First Place or its subsidiaries after the acquisition, certain executive officers will receive change in control payments and certain other executive officers who will not be employees of First Place or its subsidiaries after the acquisition will receive severance benefits. These arrangements may create potential conflicts of interest. These and certain other additional interests of Northern’s directors and executive officers may cause some of these persons to view the proposed transaction differently than you view it, as a shareholder. See “The Acquisition—Interests of Certain Persons in the Acquisition,” beginning on page 69.

First Place may fail to realize the anticipated benefits of the acquisition

Difficulties may arise in the integration of the business and operations of Northern with First Place and, as a result, First Place may not be able to achieve revenue enhancements, cost savings and synergies that its expects to result from the acquisition or that Northern or its financial advisor, Sandler O’Neill, expect. Achieving the expected revenue enhancements will depend on prevailing market interest rates. Achieving cost savings is dependent on consolidating certain operational and functional areas, eliminating duplicative positions and terminating certain agreements for outside services. Additional operational savings are dependent upon the integration of the banking businesses of First Place and Northern, and the conversion of Northern’s core operating systems, data systems and products to those of First Place and the standardization of business practices. Complications or difficulties in the conversion of the core operating systems, data systems and products of Northern to those of First Place may result in the loss of customers, damage to First Place’s reputation within the financial services industry, operational problems, one-time costs currently not anticipated by First Place or reduced cost savings resulting from the acquisition. Additionally, actual savings may be materially less than expected if the acquisition is significantly delayed, the integration of Northern’s operations is delayed or the conversion to a single data system is not accomplished on a timely basis.

The market price of shares of First Place common stock may be affected by factors, which are different from those affecting shares of Northern common stock, and your rights as a First Place shareholder will differ from your rights as a Northern shareholder

You may acquire shares of First Place common stock in connection with the acquisition. Some of First Place’s current businesses and markets differ from those of Northern and, accordingly, the results of operations of First Place after the acquisition may be affected by factors different from those currently affecting the results of operations of Northern. For a discussion of the businesses of First Place and Northern and of certain factors to consider in connection with those businesses, see “—Risks Related to the Business of First Place” beginning on page 22, “Information About First Place” on page 83, “Information About Northern” beginning on page 84 and the documents incorporated by reference into this document and referred to in this proxy statement/prospectus under “Where You Can Find More Information” beginning on page 153. In addition, First Place, as a unitary savings and loan holding company, and First Place Bank, as a federal savings association, are also subject to different regulatory requirements than Northern, which is an Ohio-chartered savings association. For a discussion of the regulations governing First Place and Northern, see “—Risks relating to the Business of First Place—First Place is subject to extensive regulation that could adversely affect it” on page 25, “Information about Northern—Federal Regulation” and “—Ohio Savings and Loan Regulation” beginning on page 97 and the documents incorporated by reference into this document and referred to in this proxy statement/prospectus under “Where You Can Find More Information” beginning on page 153. Furthermore, any shares of First Place common stock received by you in the acquisition in exchange for your shares of Northern common stock will also entitle you to different rights as a shareholder. See “Comparison of the Rights of Shareholders” beginning on page 129. In addition, your percentage of ownership interest in First Place represented by any shares of First Place common stock received in exchange for your shares of Northern common stock will be less than the percentage of ownership interest in Northern represented by such Northern common stock.

RISKS RELATED TO THE BUSINESS OF FIRST PLACE

First Place’s business is subject to interest rate risk and variations in market interest rates may negatively affect its financial performance

First Place is unable to predict future market interest rates, which are affected by many factors, including:

•	inflation;

•	recession;

•	changes in employment levels;

•	changes in the money supply; and

•	domestic and international disorder and instability in domestic and foreign financial markets.

Changes in the interest rate environment may reduce First Place’s profits. First Place expects that it will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, residential mortgage loan volumes are affected by market interest rates on loans; rising interest rates generally are associated with a lower volume of loan originations while falling interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline, and in falling interest rate environments, loan repayment rates will increase. In addition, an increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest on and principal of their obligations, especially borrowers with loans that have adjustable rates of interest. Changes in interest rates also significantly impact the valuation of First Place’s mortgage servicing rights and loans held for sale. Both of these assets are carried at the lower of cost or market. As interest rates decline and mortgage loans prepay faster, mortgage servicing rights will generally decline in value. At December 31, 2005, First Place had servicing rights of $24.4 million, which is net of an impairment allowance of $0.3 million. Changes in mortgage prepayments, interest rates and other factors can cause the value of this asset to decrease rapidly over a short period of time. Changes in interest rates, prepayment speeds and other factors may also cause the value of First Place’s loans held for sale to change. At December 31, 2005, First Place had $83.8 million of loans classified as held for sale. When interest rates rise, the cost of borrowing increases. Accordingly, changes in levels of market interest rates could materially and adversely affect First Place Bank’s net interest spread, loan volume, asset quality, levels of prepayments, value of mortgage servicing rights, loans held for sale and cash flows as well as the market value of its securities portfolio and overall profitability.

First Place’s allowance for loan losses may not be adequate to cover actual losses

First Place maintains an allowance for loan losses to provide for loan defaults and non-performance. First Place’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect First Place’s operating results. First Place’s allowance for loan losses is based on its historical loss experience, as well as an evaluation of the risks associated with its loans held for investment. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond First Place’s control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review First Place’s loans and allowance for loan losses. While First Place believes that its allowance for loan losses is adequate to cover current losses, First Place cannot provide assurance that First Place will not need to increase its allowance for loan losses or that regulators will not require it to increase this allowance. Either of these occurrences could materially and adversely affect First Place’s earnings and profitability.

First Place seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although First Place believes that its underwriting criteria are appropriate for the various kinds of loans it makes, First Place may incur losses on loans that meet its underwriting criteria, and these losses may exceed the amounts set aside as reserves in its allowance for loan losses.

Changes in economic conditions, particularly an economic slowdown in Ohio and Michigan, could hurt First Place’s business

First Place’s business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond its control. A deterioration in economic conditions, in particular an economic slowdown within Ohio and Michigan, could result in the following consequences, any of which could hurt First Place’s business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for First Place’s products and services may decline; and

•	collateral for loans made by First Place, especially real estate, may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with First Place’s loans held for investment.

A downturn in the Ohio and Michigan real estate markets could hurt First Place’s business

First Place’s business activities and credit exposure are concentrated in Northeastern Ohio and Southeastern Michigan. A downturn in the real estate market in these areas could hurt First Place’s business because the vast majority of its loans are secured by real estate located within these geographic areas. If there is a significant decline in real estate values the collateral for First Place’s loans will provide less security. As a result, First Place’s ability to recover on defaulted loans by selling the underlying real estate would be diminished, and First Place would be more likely to suffer losses on defaulted loans.

First Place faces strong competition from other financial institutions, financial service companies and other organizations offering services similar to those offered by it, which could result in First Place not being able to grow its loan and deposit businesses

First Place conducts its business operations primarily in Northeastern Ohio and Southeastern Michigan. Increased competition within these markets may result in reduced loan originations and deposits. Ultimately, First Place may not be able to compete successfully against current and future competitors. Many competitors offer the types of loans and banking services that First Place offers. These competitors include other savings associations, national banks, regional banks and other community banks. First Place also faces competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, First Place’s competitors include national banks and major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger clients. These institutions, particularly to the extent they are more diversified than First Place, may be able to offer the same loan products and services that First Place offers at more competitive rates and prices. If First Place is unable to attract and retain banking clients, it may be unable to continue its loan and deposit growth and its business, financial condition and prospects may be negatively affected.

First Place relies, in part, on external financing to fund its operations and the unavailability of such funds in the future could adversely impact its growth strategy and prospects

First Place Bank relies on deposits, advances from the Federal Home Loan Bank of Cincinnati and other borrowings to fund its operations. First Place also has previously issued junior subordinated debentures to raise additional capital to fund its operations. Although First Place considers such sources of funds adequate for its current capital needs, First Place may seek additional debt or equity capital in the future to achieve its long-term business objectives. The sale of equity or convertible debt securities in the future may be dilutive to First Place shareholders, and debt refinancing arrangements may require First Place to pledge some of its assets and enter into covenants that would restrict its ability to incur further indebtedness. There can be no assurance that additional financing sources, if sought, would be available to First Place or, if available, would be on terms favorable to it. If additional financing sources are unavailable or are not available on reasonable terms, First Place’s growth strategy and future prospects could be adversely impacted.

First Place may have difficulty managing its growth, which may divert resources and limit its ability to expand its operations successfully

In past years, First Place has incurred substantial expenses to build its management team and personnel, develop its delivery systems and establish its infrastructure to support its future growth. First Place’s future success will depend on the ability of its officers and key employees to continue to implement and improve its operational, financial and management controls, reporting systems and procedures and manage a growing number of client relationships. First Place may not be able to implement improvements in its management information and control systems in an efficient or timely manner. Thus, First Place cannot give assurances that its growth strategy will not place a strain on its administrative and operational infrastructure.

In addition, First Place intends to grow its deposits and expand its retail banking franchise. Further expansion will require additional capital expenditures and First Place may not be successful in expanding its franchise or in attracting or retaining the personnel it requires. Furthermore, various factors such as economic conditions, regulatory and legislative considerations and competition may impede or limit First Place’s growth. If First Place is unable to expand its business as anticipated, First Place may be unable to realize any benefit from the investments made to support future growth. Alternatively, if First Place is unable to manage future expansion in its operations, First Place may have to incur additional expenditures beyond current projections to support such growth.

First Place is subject to extensive regulation that could adversely affect it

First Place’s operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. First Place believes that it is in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Any change in the laws or regulations applicable to First Place, or in banking regulators’ supervisory policies or examination procedures, whether by the OTS, the FDIC, the Federal Home Loan Bank System, the United States Congress or other federal or state regulators, could have a material adverse effect on First Place’s business, financial condition, results of operations and cash flows.

First Place Bank’s ability to pay dividends is subject to regulatory limitations which, to the extent First Place requires such dividends in the future, may affect its ability to service its debt and pay dividends

First Place is a separate legal entity from its subsidiaries and does not have significant operations of its own. Dividends from First Place Bank provide a significant source of capital for First Place. The availability of dividends from First Place Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of First Place Bank and other factors, that the OTS, as First Place Bank’s primary regulator, could assert that the payment of dividends or other payments by First Place Bank are an unsafe or unsound practice. In the event First Place Bank is unable to pay dividends to First Place, First Place may not be able to service its debt, pay its obligations as they become due, or pay dividends on its common stock. Consequently, the potential inability to receive dividends from First Place Bank could adversely affect First Place’s financial condition, results of operations and prospects.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain forward-looking statements by First Place and Northern within the meaning of the federal securities laws. These forward-looking statements include information about the financial condition, results of operations and businesses of First Place and Northern. This document also includes forward-looking statements about the consummation and anticipated timing for completion of the acquisition, the exchange ratio and the tax-free nature of the acquisition. In addition, any of the words “believes,” “expects,” “anticipates,” “estimates,” “plans,” “projects,” “predicts,” “intends,” “should” and similar expressions are intended to identify forward-looking statements. Management of First Place and Northern believe that the forward-looking statements about their respective companies are reasonable; however, you should not place undue reliance on such statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of First Place following completion of the acquisition may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond First Place’s and Northern’s ability to control or predict, including, but not limited to the following factors:

•	estimated cost savings from the acquisition may not be fully realized within the expected time frame;

•	estimated revenue enhancement may not be fully realized;

•	costs or difficulties related to the integration of the businesses of First Place and Northern may be greater than expected and the integration may take longer than anticipated;

•	deposit attrition, customer loss or revenue loss following the acquisition may be greater than expected;

•	the shareholders of Northern may fail to approve the merger agreement;

•	governmental approvals of the acquisition may not be obtained, or adverse regulatory conditions may be imposed in connection with the governmental approvals of the acquisition;

•	changes in the interest rate environment may reduce net interest margins;

•	general economic or business conditions, either nationally or in the states or regions in which First Place and Northern do business, may be less favorable than expected, resulting in, among other things, a decline in loan volume, a decline in real estate value, a deterioration in credit quality and/or a decline in deposit flows;

•	legislation or changes in regulatory requirements, including changes in accounting standards, may adversely affect the businesses in which First Place and Northern are engaged;

•	adverse changes may occur in the securities markets;

•	competitive pressure among depository and other financial institutions may increase significantly; and

•	competitors of First Place and Northern may have greater financial resources and develop new products and possess more sophisticated technology that enable those competitors to compete more successfully than First Place and Northern.

Neither First Place nor Northern undertakes any obligation to update publicly any forward-looking statements to reflect events, circumstances or new information after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Further information on other factors that could affect the financial results of First Place after the acquisition is included in the Securities and Exchange Commission filings incorporated by reference in this proxy statement/prospectus.

GENERAL INFORMATION

This document constitutes a proxy statement and is being furnished to the record holders of Northern common stock as of April 7, 2006, in connection with the solicitation of proxies by the board of directors of Northern to be used at an annual meeting of shareholders of Northern to be held on June 5, 2006, and any adjournment or postponement of the annual meeting. The purposes of the annual meeting are to consider and vote upon a proposal to approve the merger agreement, a proposal to elect three directors to the board of Northern, a proposal to approve director compensation and a proposal to adjourn the annual meeting to the extent necessary to solicit additional votes on the merger agreement.

This document also constitutes a prospectus of First Place relating to the First Place common stock to be issued to holders of Northern common stock upon completion of the acquisition. The actual total number of shares of First Place common stock to be issued as well as the actual amount of cash to be paid in the acquisition will depend on the number of shares of Northern common stock outstanding at the time of the acquisition, the amount of cash paid to cancel outstanding employee stock options and the average share price of First Place common stock prior to closing.

First Place has supplied all information contained or incorporated by reference herein relating to First Place, and Northern has supplied all such information relating to Northern.

THE ANNUAL MEETING

Time, Date and Place

The annual meeting of shareholders of Northern will be held at 10:00 a.m., eastern daylight saving time, on June 5, 2006, at the Elyria Country Club, 41625 Oberlin Road, Elyria, Ohio 44035.

Matters to be Considered

The purposes of the annual meeting are to:

•	consider and approve the merger agreement;

•	elect three directors to the Northern board of directors for three-year terms expiring in 2009;

•	approve director compensation for the period ending at the 2007 annual meeting of shareholders;

•	consider and approve a proposal to adjourn the annual meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the merger agreement; and

•	transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

At this time, the Northern board of directors is unaware of any matter, other than as set forth in the immediately preceding sentence, that may be presented for action at the annual meeting.

Shares Outstanding and Entitled to Vote; Record Date

The close of business on April 7, 2006 has been fixed by Northern as the record date for the determination of holders of Northern common stock entitled to notice of and to vote at the annual meeting and any adjournment or postponement of the annual meeting. At the close of business on the record date, there were 2,458,068 shares of Northern common stock outstanding and entitled to vote. Each outstanding share of Northern common stock entitles the holder to one vote at the annual meeting on all matters properly presented at the meeting.

How to Vote Your Shares

Shareholders of record may vote by proxy or by attending the annual meeting and voting in person. If you choose to vote by proxy, simply mark the enclosed proxy card to indicate how you would like the proxies named on the proxy card to vote your shares on your behalf on the matters presented at the annual meeting, date and sign it, and return it in the postage paid envelope provided.

If your shares are held in the name of a broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Also, please note that if the holder of record of your shares is a broker or other nominee and you wish to vote at the annual meeting, you must bring a recent brokerage statement or letter from the broker or other nominee confirming that you are the beneficial owner of the shares and a legal proxy.

Any shareholder of record executing a proxy may revoke it at any time before it is voted by:

•	delivering to Northern prior to the annual meeting a written notice of revocation addressed to Ms. Patricia Lyons, Secretary, The Northern Savings & Loan Company, 200 Middle Avenue, Elyria, Ohio 44035;

•	delivering to the Secretary of Northern prior to the annual meeting a properly executed proxy with a later date; or

•	attending the annual meeting and voting in person.

Attendance at the annual meeting will not, in and of itself, constitute revocation of a proxy.

Each proxy returned to Northern and not revoked, by a holder of Northern common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted “FOR” approval of the merger agreement, “FOR” the election of all nominees for directors to the Northern board of directors named on the proxy card for a three-year term expiring in 2009, “FOR” the approval of director compensation for the period ending at the 2007 annual meeting of shareholders, and “FOR” the proposal to adjourn the annual meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

At this time, the Northern board of directors is unaware of any matters, other than those set forth above, that may be presented for action at the annual meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Votes Required

Each outstanding share of Northern common stock entitles the holder to one vote at the annual meeting on all matters properly presented at the meeting. Shareholders of Northern are not entitled to cumulate their votes in the election or removal of directors or otherwise.

Shareholders present in person or by proxy at the annual meeting will constitute a quorum for the conduct of business at the meeting. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted in the voting on a proposal.

The affirmative vote of the holders of two-thirds of the outstanding shares of Northern common stock is necessary to approve the merger agreement on behalf of Northern. A plurality of votes cast by the holders of the outstanding shares of Northern common stock, whether in person or by proxy, is sufficient to elect directors to the Northern board of directors, meaning that the nominees receiving the greatest number of votes will be elected to serve as director. The affirmative vote of a majority of the outstanding shares of Northern common stock represented at the annual meeting, whether in person or by proxy, is required to approve the proposal to adjourn the annual meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement. The affirmative vote of a majority of the votes cast on the matter at the annual meeting, whether in person or by proxy, is required to approve the director compensation for the period ending at the 2007 annual meeting of shareholders and any other matter properly submitted to shareholders for their consideration at the annual meeting.

Any “broker non-votes” submitted by brokers or nominees in connection with the annual meeting will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. “Broker non-votes” are shares held by brokers or nominees as to whom voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and for which the broker or nominee does not have discretionary voting power under the applicable New York Stock Exchange rules. Under these rules, the proposal to approve the merger agreement is not an item on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within 10 days before the annual meeting. Because the proposal to approve the merger agreement is required to be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of Northern common stock, abstentions and broker “non-votes” will have the same effect as a vote against the proposal to approve the merger agreement at the annual meeting. For the same reason, the failure of a Northern shareholder to vote by proxy or in person at the annual meeting will have the effect of a vote against this proposal. “Broker non-votes” will not apply to the proposals to elect directors to the Northern board of directors, to approve director compensation or to adjourn the annual meeting. Abstentions will have no effect on the proposals to elect directors to the Northern board of directors and to approve director compensation since they are not treated as votes cast. Abstentions will count as votes cast against the proposal to adjourn the annual meeting, since this vote is based on the number of shares represented at the annual meeting.

The executive officers and certain directors of Northern, including Neal Hubbard, John P. Frain, Charles F. Lawson, Charles Keane, James F. Hunt, Jeffrey B. Ohlemacher, Harold A. West, Melinda A. Billings and James F. Ketchum, who directly own an aggregate of approximately 8.9% of the outstanding shares of Northern common stock as of the record date for the annual meeting, have entered into voting agreements with First Place pursuant to which they have agreed to vote such shares in favor of the merger agreement. See “ Information about Northern—Management” beginning on page 102 and “The Acquisition—Voting Agreements” on page 79.

Solicitation of Proxies

Northern will pay for the costs of mailing this document to its shareholders, as well as all other costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors. In addition to solicitation by mail, directors, officers and employees of Northern and its subsidiaries may solicit proxies from shareholders of Northern in person or by telephone, telegram, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Northern common stock held of record by such persons, and Northern will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Northern expects to retain a professional proxy solicitation firm to assist in the solicitation of proxies for a set fee, plus additional fees if telephonic solicitation services are necessary, and reimbursement for reasonable out-of-pocket expenses.

Recommendations of the Northern Board of Directors

The Northern board of directors has approved unanimously the merger agreement and the transactions contemplated by the merger agreement. Based on Northern’s reasons for the acquisition described in this document, the board of directors of Northern believes that the acquisition is in the best interests of Northern’s shareholders, and recommends unanimously that you vote “FOR” approval of the merger agreement. See “The Acquisition—Northern’s Reasons for the Acquisition and the Recommendation of its Board of Directors” beginning on page 34. The Northern board of directors also recommends unanimously that you vote “FOR” approval of the proposal to adjourn the annual meeting if necessary to solicit additional proxies to vote in favor of the merger agreement, “FOR” approval of director compensation for the period ending at the 2007 annual meeting of shareholders, and “FOR” the election of the three director nominees named in this proxy statement/prospectus.

THE ACQUISITION

(PROPOSAL ONE)

The following information describes the material aspects of the merger agreement and the acquisition. This description does not purport to be complete and is qualified in its entirety by reference to the annexes to this document, including the merger agreement. You are urged to read the annexes to this document carefully in their entirety.

General

Under the terms and conditions set forth in the merger agreement, Northern will be acquired by First Place by way of a merger. First Place will form a new interim savings association subsidiary that will merge with and into Northern, with Northern as the surviving institution becoming a wholly-owned subsidiary of First Place. At the effective time of the acquisition, each share of Northern common stock outstanding at the effective time of the acquisition, except as provided below, will, by virtue of the acquisition be converted into the right to receive $29.00 in cash, without interest, or 1.138 shares of First Place common stock, subject to possible adjustment of this exchange ratio at the closing if there is a decrease in the market value of First Place common stock between the signing of the merger agreement and the closing of the acquisition. No fractional shares of First Place common stock will be issued in connection with the acquisition. Instead, First Place will make a cash payment to each Northern shareholder who would otherwise receive a fractional share. Each Northern shareholder will have the opportunity to elect either all cash, all First Place common stock or a portion in cash and a portion in First Place common stock in amounts determined by the Northern shareholder as the form of consideration to be received for the shares of Northern common stock held by such person or entity, subject to allocation procedures set forth in the merger agreement. The allocation procedures are intended to ensure that at least 80% of the outstanding shares of Northern common stock will be exchanged for First Place common stock and at least 80% of the value of the aggregate consideration as of closing will consist of First Place common stock, with the remaining aggregate consideration to be paid in cash. If elected by Northern shareholders, the number of shares of Northern common stock to be exchanged for First Place common stock may be increased so that up to 90% of the outstanding shares of Northern common stock may be exchanged for First Place common stock.

Immediately following completion of the acquisition, Northern will convert from an Ohio-chartered savings association to a federal savings association. After the acquisition by First Place and Northern’s conversion, First Place intends to merge First Place Bank with and into Northern, with Northern as the surviving institution in the subsidiary merger. Northern will, upon completion of the subsidiary merger, change its name to “First Place Bank” and its main office from Elyria, Ohio to Warren, Ohio. See “—Conversion and Subsidiary Merger” on page 64. First Place and Northern may agree to revise the structure of the acquisition and the subsidiary merger before the acquisition and/or the subsidiary merger are completed, in a manner that does not affect Northern’s shareholders adversely, because of business, tax or other considerations.

Background of the Acquisition

Beginning in February 2005, Northern’s board of directors began to explore Northern’s financial and strategic alternatives, and sought input from several investment banking firms in the late winter and early spring of 2005. Following a review of the firms’ presentations, on May 31, 2005, Northern determined to engage Sandler O’Neill to render financial advisory services in connection with Northern’s board’s evaluation of Northern’s financial and strategic alternatives as a stand-alone entity. During its meetings in April, May and June 2005, Northern’s board discussed Northern’s operating and financial performance and position and its operating and strategic alternatives.

In June 2005, First Place identified Northern as a potential strategic partner for First Place. First Place was knowledgeable about Northern’s operations and activities in the markets in which Northern operated and over the years viewed Northern’s branch footprint, operating performance and communities that it served as being attractive. First Place outlined preliminary transaction terms, and delivered a preliminary, nonbinding indication of interest to the Northern board of directors on July 6, 2005 that included, among other terms, a price range of $26.00 to $28.00 per share.

Northern’s board of directors considered First Place’s indication of interest at Northern’s regularly-scheduled July 14, 2005 board meeting. Representatives of Sandler O’Neill and of Northern’s counsel, Baker & Hostetler LLP, attended the meeting at the board’s invitation to address issues relating to the First Place proposal. Northern’s counsel reviewed the board’s fiduciary duties in detail, and the Sandler O’Neill representatives reviewed Northern’s possible business, financial and strategic alternatives and the steps that Northern might pursue to realize shareholder value comparable to the value reflected in the proposal. The board and its advisors discussed these matters at length, following which the board determined to seek additional information from First Place regarding its proposal.

Northern’s President and Chief Executive Officer, Neal Hubbard, and First Place’s President and Chief Executive Officer, Steven Lewis, exchanged correspondence in late July and early August 2005 on Northern’s request for further information. Northern’s board of directors and financial and legal advisors, at a meeting held on August 11, 2005, reviewed First Place’s responses to Northern’s requests, and the board determined to accept First Place’s invitation to meet with executive officers of First Place to discuss First Place’s strategic objectives, operating philosophy and corporate culture. Northern’s board of directors met telephonically on August 30, 2005 to review the matters that it wished to explore with First Place at that meeting, and the meeting took place on September 1, 2005.

At Northern’s board of directors’ regularly-scheduled meeting on September 8, 2005, the board reviewed with its advisors Northern’s revised internal financial projections, and engaged in a comprehensive discussion of those projections, First Place’s financial condition, results of operations, business and market prospects, the premium over the current trading price of Northern’s common shares reflected in the price set forth in First Place’s initial proposal, the likelihood of obtaining an increase in the proposed price, the critical nonfinancial aspects of the proposal, and operational and community considerations attendant to the proposal. The board authorized Mr. Hubbard to execute a confidentiality agreement with First Place in anticipation of the exchange of further information between Northern and First Place regarding a possible transaction.

During September and early October 2005, Northern continued to refine its internal projections relating to its future performance on a stand-alone basis. At Northern’s October 11, 2005 board meeting, the board considered the implications of Northern’s refined projections in comparison to the shareholder value reflected in the First Place proposal and revisited the proposal’s nonfinancial terms. At the conclusion of its discussions, the board determined that it would be in the best interests of Northern’s shareholders to negotiate with First Place to achieve the most favorable sale transaction available, appointed a Negotiating Committee to that end, comprising Messrs. Hubbard, Ohlemacher and Shepard, and instructed Sandler O’Neill to initiate negotiations with First Place regarding the price to be paid if a transaction occurred and regarding other material terms of First Place’s proposal.

Sandler O’Neill reported to the Negotiating Committee on October 14, 2005 regarding the status of its initial negotiations with First Place, following which Northern’s board, at a meeting held on October 18, 2005, determined to conduct an auction process to ensure that any sale of Northern ultimately consummated would be on the most favorable terms available to Northern’s shareholders and other constituencies. Sandler O’Neill notified First Place promptly of Northern’s board’s decision, and in early November 2005, presented an information package regarding Northern to, and solicited indications of interest from, 15 institutions, including First Place.

Ten of the institutions contacted executed confidentiality agreements in order to obtain further information and, on the November 30, 2005 deadline established by Sandler O’Neill for submitting indications of interest, three written and two oral indications of interest, including a revised indication of interest from First Place reflecting a proposed purchase price of $29.00 per share, were submitted. Sandler O’Neill reviewed these indications of interest in detail the next day with the Negotiating Committee and Northern’s counsel.

The Negotiating Committee and Sandler O’Neill presented an oral review and analysis of the indications of interest at the Northern board of directors’ regularly-scheduled board meeting on December 8, 2005. Following a thorough discussion of the positive and negative attributes of the indications received, the board determined to pursue further discussions with First Place, whose indication presented, in the board’s view, the most favorable price per share and cash consideration terms, community involvement and customer service commitment, and continued employment opportunities for Northern’s personnel. The board instructed its financial and legal advisors to pursue negotiation with First Place toward a definitive acquisition agreement containing the most favorable terms achievable for Northern’s shareholders.

During the remainder of December 2005 and in early January 2006, each of Northern and First Place conducted extensive business, financial and legal due diligence regarding the other’s business. The parties continued to discuss transaction terms and conditions, and First Place’s counsel circulated a draft of a merger agreement in late December 2005. Northern’s board of directors, at a meeting held on January 10, 2006, considered management’s report regarding the due diligence conducted regarding First Place, discussed the material elements of the draft merger agreement, and directed Northern’s financial and legal advisors to continue negotiations with First Place regarding unresolved merger agreement issues.

On January 17, 2006, First Place’s board of directors held a meeting in which its legal representatives and its financial advisor participated. First Place’s counsel reviewed in detail the terms of the merger agreement and ancillary agreements, and First Place’s financial advisor reviewed the financial terms of the merger agreement. Based on the board’s review and discussion of the merger agreement, and other relevant factors (described in “—First Place’s Reasons for the Acquisition” on page 36), First Place’s board of directors, by unanimous vote, authorized and approved the execution of the merger agreement, with such changes therein as may be agreed to by its executive officers on the conclusion of negotiations regarding remaining open issues.

On January 23, 2006, Northern’s board reviewed with its financial and legal advisors the merger agreement issues that remained open, and on January 24, 2006, Messrs. Hubbard and Lewis and the parties’ respective financial and legal advisors participated in a conference call to resolve those issues. Further discussions ensued between the parties’ advisors regarding tax issues germane to the transaction.

On January 26, 2006, Northern’s board held a meeting in which its financial and legal advisors reported on the resolution of open issues and on remaining items to be resolved. Northern’s counsel reviewed in detail the board’s fiduciary duties with respect to the proposed transaction, the terms of the merger agreement and ancillary agreements, and related legal considerations. Northern’s financial advisor reviewed in detail the financial terms of the merger agreement and the financial status of Northern and of First Place. The board determined, in light of the absence from the meeting of one board member and the existence of unresolved issues, to defer action on the agreement until the following morning.

On January 27, 2006, Northern’s board again met with its financial and legal advisors. The board and its advisors reviewed the matters discussed in the board’s January 26, 2006 meeting and the resolution of the remaining open issues regarding the merger transaction. Sandler O’Neill delivered its oral opinion that, as of the date of the meeting, the merger consideration provided for in the merger agreement was fair, from a financial point of view, to Northern’s shareholders. Sandler O’Neill subsequently confirmed its oral opinion in writing. Based on its review and discussion of the merger agreement, the opinion of Sandler O’Neill and other relevant factors (described in “—Northern’s Reasons for the Acquisition and the Recommendation of its Board of Directors” beginning on page 34), the Northern board of directors approved, by a unanimous vote, the transactions contemplated by the merger agreement and Northern’s execution and delivery of the merger agreement, and resolved unanimously to present the merger agreement to Northern’s shareholders for their approval.

Northern, First Place and First Place Bank executed the definitive merger agreement and issued a press release publicly announcing the transaction on January 27, 2006.

Northern’s Reasons for the Acquisition and the Recommendation of its Board of Directors

The terms of the merger agreement, including the consideration to be paid to Northern shareholders, were the result of arms-length negotiations. In evaluating the proposal to be acquired by First Place and concluding that the acquisition presents a more favorable opportunity for maximizing shareholder value than Northern’s other alternatives, including continuing to operate on a stand-alone basis, the Northern board of directors considered a number of factors, including the following:

•	the consideration to be paid to Northern’s shareholders relative to the market value, book value, earnings per share and dividend rates of Northern common stock;

•	the terms and conditions of the merger agreement and voting agreements, including the cash consideration and the stock consideration, the right of the Northern shareholders to elect the form of consideration they wish to receive, subject to certain limitations, the agreement of certain directors and executive officers of Northern to vote in favor of the merger agreement, the limitations on the interim business operations of Northern, the conditions to consummation of the acquisition, the circumstances under which the merger agreement could be terminated and the advice of Northern’s financial and legal advisors;

•	information regarding the business, operations, earnings, financial condition, management and prospects of Northern and First Place;

•	the premium to market available to Northern’s shareholders: for example, based on the 10-day average closing price of Northern common stock of $18.83 prior to the announcement of the transaction, the merger consideration represented a 54.01% premium above such average market value, and based on the closing price of Northern common stock of $17.75 as of November 30, 2005, the day Northern received the final letter of indication from First Place, the transaction represented a 63.38% premium to market value, in each case assuming the per share value of the merger consideration paid to Northern shareholders is $29.00;

•	the greater liquidity of First Place common stock compared to Northern common stock;

•	the belief that the terms of the acquisition are fair to and in the best interest of the Northern shareholders;

•	that the current consideration to be received in the acquisition would deliver more value to Northern shareholders than the value that could be expected if Northern were to continue as an independent company;

•	Northern’s failure to receive bids superior to the First Place proposal;

•	the belief that the receipt of First Place common stock in the acquisition generally would permit Northern shareholders who receive First Place common stock to defer any federal income tax liability associated with the increase in the value of their security holdings as a result of the acquisition;

•	historical information concerning First Place’s and Northern’s respective businesses, financial performance and condition, asset quality, operations, technology, management, competitive position, dividends and stock performance;

•	the financial condition, results of operations and businesses of First Place and Northern before and after giving effect to the acquisition based on due diligence and publicly available earnings estimates for First Place and Northern;

•	the strategic fit of First Place and Northern, including the belief that the acquisition has the potential to enhance shareholder value through growth opportunities and synergies resulting from combining the companies’ complementary strengths and assets;

•	industry and economic conditions, including shrinking profit margins in the traditional mortgage and deposit gathering business;

•	the opinion of Sandler O’Neill that the consideration is fair, from a financial point of view, to Northern’s shareholders;

•	the need to broaden Northern’s product line to diversify Northern’s revenue stream and reduce its dependence on residential real estate lending if Northern were to continue stand-alone operations;

•	the prospective lower earnings during the implementation and start-up periods of broadening Northern’s product line, during which time these capital investments and structural changes would not be contributing to earnings, as well as the uncertainty of successfully diversifying Northern’s revenues;

•	the impact of the acquisition on the depositors, employees, customers and communities served by Northern and the expanded product and service offerings available for Northern customers as a result of the acquisition;

•	the likelihood of receiving the required approvals in a timely manner;

•	the ability of the combined enterprise to compete in relevant banking markets;

•	First Place’s historical record with respect to the employees and the communities of the institutions that it has acquired; and

•	the management group of First Place.

The Northern board of directors also considered the potential adverse consequences of the proposed acquisition, including:

•	the challenges of combining the businesses, assets and workforces of the two companies;

•	the risk of not achieving expected operating efficiencies or growth;

•	the possibility that the consideration payable to shareholders could decrease if the average share price of First Place common stock falls prior to the closing date: See “—Allocation Procedures” beginning on page 50 and “—Termination of the Merger Agreement” beginning on page 65;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the acquisition;

•	the risk that the acquisition will not be consummated;

•	the risks that the market price of First Place common stock will significantly decrease, that general economic conditions will change or that First Place’s business prospects may decline prior to the last half of the second quarter of 2006, which is when the acquisition is expected to be completed;

•	the delay that will occur in providing the cash and stock consideration to Northern shareholders after the closing of the acquisition;

•	the loss of control over product and service offerings available to Northern customers following the acquisition and the potential reaction of the local community and Northern customers to First Place; and

•	potential loss, or changes in conditions, of employment for certain Northern employees following the acquisition.

The above discussion of the information and factors considered by the Northern board of directors is not intended to be exhaustive, but includes the material factors the Northern board of directors considered. In reaching its determination to approve and recommend the acquisition, the Northern board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

The Northern board of directors believes that the acquisition is in the best interests of Northern and its shareholders. Accordingly the Northern board of directors has approved the merger agreement unanimously and recommends unanimously that you vote “FOR” approval of the merger agreement.

First Place’s Reasons for the Acquisition

First Place entered into the merger agreement with Northern because, among other things, the acquisition:

•	is a natural branch fill-in between First Place’s Ohio and Michigan franchises;

•	provides a strategic partner with approximately $265.0 million of low-cost deposit funding as of December 31, 2005;

•	provides a strategic partner that embraces a community banking philosophy with a dedication to the markets it serves and with a positive reputation, much like itself;

•	strengthens, albeit slightly, First Place’s tangible capital position;

•	provides an additional platform for further growth of deposits and for future revenue growth through commercial lending and treasury product expansion;

•	provides an opportunity to enhance fee income growth by introducing First Place’s non-depository business lines, particularly wealth management, insurance, brokerage, private banking, and additional consumer products;

•	is expected to be accretive to GAAP earnings per share of First Place; and

•	is expected to provide First Place with estimated annual cost savings and near-term revenue enhancements of approximately $3.1 million pre-tax after completion of the acquisition.

Opinion of Northern’s Financial Advisor

Sandler O’Neill acted as financial advisor to Northern in connection with the proposed acquisition and participated in certain of the negotiations leading to the merger agreement. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

At the January 27, 2006 meeting at which the Northern board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion as well as its written opinion, that the merger consideration was fair to Northern shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex II to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the proposed acquisition.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Northern board and is directed only to the fairness from a financial point of view of the aggregate merger consideration to Northern shareholders. It does not address the underlying business decision of Northern to engage in the acquisition or any other aspect of the acquisition and is not a recommendation to any Northern shareholder as to how such shareholder should vote at the annual meeting with respect to the acquisition or any other matter or the form of consideration such shareholder should elect in the acquisition.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Northern that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of First Place that Sandler O’Neill deemed relevant;

•	internal financial projections for Northern for the years ending December 31, 2006 and December 31, 2007 prepared by and reviewed with senior management of Northern;

•	earnings per share estimates for First Place for the fiscal years ending June 30, 2006 and June 30, 2007 published by I/B/E/S, Inc., or I/B/E/S, and discussed with the management of First Place;

•	the pro forma financial impact of the acquisition on First Place, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Northern and First Place;

•	the publicly reported historical price and trading activity for Northern’s and First Place’s common stock, including a comparison of certain financial and stock market information for Northern and First Place with similar publicly available information for certain other companies the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the savings institution industry, to the extent publicly available;

•	the current market environment generally and the savings institution environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Northern the business, financial condition, results of operations and prospects of Northern and held similar discussions with certain members of senior management of First Place regarding the business, financial condition, results of operations and prospects of First Place.

In performing its review, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information and other information that was available from public sources, that was provided to it by Northern or First Place or their respective representatives or that was otherwise reviewed by it, and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of management of Northern and First Place that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify any such information and it did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Northern or First Place or any of their respective subsidiaries, or of the ability to collect on any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Northern or First Place, nor did it review any individual credit files relating to Northern or First Place. With Northern’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Northern and First Place were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections of Northern and First Place and the projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the management of Northern and First Place and used by Sandler O’Neill in its analyses, Northern’s and First Place’s managements confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Northern and First Place. Sandler O’Neill assumed that such financial projections of Northern, public earnings estimates for First Place and projections of transaction costs, purchase accounting adjustments and expected cost savings would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. Sandler O’Neill also assumed that there has been no material change in Northern’s or First Place’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to it. Sandler O’Neill assumed in all respects material to its analysis that Northern and First Place will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived, and that the acquisition will qualify as a tax-free reorganization for federal income tax purposes. With Northern’s consent, Sandler O’Neill has relied upon the advice Northern has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the acquisition and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion on January 27, 2006. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expresses no opinion herein as to what the value of First Place’s common stock will be when issued to Northern’s shareholders pursuant to the merger agreement or the prices at which Northern’s or First Place’s common stock may trade at any time.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Northern or First Place and no transaction is identical to the acquisition. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Northern or First Place and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill for Northern in its analyses were based upon internal financial projections for Northern prepared by and reviewed with management. The earnings projections used and relied upon by Sandler O’Neill for First Place in its analyses were based upon public earnings estimates and discussions with management. With respect to such financial projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the acquisition, the managements of the respective institutions confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Northern and First Place, respectively. Sandler O’Neill assumed for purposes of its analyses that such financial projections of Northern, public earnings estimates for First Place and projections of transaction costs, purchase accounting adjustments and expected cost savings would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections and estimates provided by senior management of Northern and First Place were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Northern, First Place and Sandler O’Neill. The analyses performed by Sandler

O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Northern board at the board’s January 27, 2006 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Northern’s common stock or First Place’s common stock or the prices at which Northern’s or First Place’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction, based upon a transaction in which 80% of the outstanding shares of Northern common stock are exchanged for 1.138 shares of First Place common stock and 20% of the outstanding shares of Northern common stock are exchanged for $29.00 in cash. Based upon the following assumptions: (i) First Place’s average 10-day closing stock price of $25.49 on January 25, 2006, (ii) 2,458,068 shares of Northern common stock outstanding, and (iii) 23,900 options to purchase Northern common stock at a weighted average strike price of $19.92, Sandler O’Neill calculated a per share transaction price of $29.00 and a total consideration of $71.5 million. The $29.00 per share transaction price and the $71.5 million of total consideration are calculated upon the assumptions set forth in the two preceding sentences and are not representative of what the values may be at closing of the acquisition. The per share transaction price and the total consideration will increase or decrease based upon the market value of First Place common stock at the closing of the acquisition.

Based upon Northern’s financial information as of and for the period ending December 31, 2005, Sandler O’Neill calculated the following ratios:

	Transaction Ratios
	First Place/ Northern		Nationwide Thrift Transactions (1)		IN, OH & MI Thrift Transactions (2)		High Capital Thrift Transactions (3)
Transaction Price / September 30, 2005 LTM EPS (8)	23.4	x
Transaction Price / December 31, 2005 LTM EPS	25.1	x	22.6	x	24.5	x	30.5	x
Transaction Price / I/B/E/S EPS Est. 2006 (4)	22.9	x	17.9	x	NM		NM
Transaction Price / Book Value	163.9%		177.9%		165.5%		163.5%
Transaction Price / Tangible Book Value	163.9%		200.1%		170.1%		165.0%
Tangible Book Premium / Core Deposits (5)	11.9%		19.7%		20.3%		19.0%
Premium to Market (Letter from First Place) (6)	63.38%
Premium to Market (7)	54.01%		38.66%		40.12%		22.59%

(1)	Based on 18 nationwide savings institution transactions announced since January 1, 2005, with a deal value greater than $15.0 million.
(2)	Based on 10 IN, OH and MI savings institution transaction announced since January 1, 2004, with a deal value greater than $15.0 million.
(3)	Based on 16 high capital savings institution transactions announced since January 1, 2004, with a deal value between $15.0 million and $150 million where the seller had greater than 10% tangible equity/assets.
(4)	Based on management estimates for the fiscal year ending December 31, 2006.
(5)	Tangible Book Premium / Core Deposits is equal to (Total consideration—tangible book value)/(core deposits). Core deposits exclude brokered CDs and time deposits greater than $100,000.
(6)	Calculated based on the closing price of Northern of $17.75 as of November 30, 2005. This represents the date Northern received the letter of indication from First Place.
(7)	Calculated based on the 10-day average closing price of Northern of $18.83 as of January 25, 2006.
(8)	“LTM EPS” means last 12 months earnings per share.

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share.

Stock Trading History. Sandler O’Neill reviewed the reported closing per share market prices and volume of the common stock of each of Northern and First Place for the one-year and three-year periods ended January 23, 2006 and the relationship between the movements in the closing prices of Northern common stock and First Place common stock, respectively, during those periods to movements in certain stock indices, including the Standard & Poor’s 500 Index, Standard & Poor’s Bank Index, the Nasdaq Bank Index and to the weighted average (by market capitalization) performance of a peer group of publicly-traded thrift institutions headquartered in the Indiana, Ohio and Michigan selected by Sandler O’Neill. The institutions included in the peer group are identified in the section “Comparable Company Analysis” below.

During the one-year period ended January 23, 2006, Northern common stock underperformed the indices to which it was compared, but outperformed the peer group selected by Sandler O’Neill to which it was compared. During the three-year period ended January 23, 2006, Northern common stock underperformed all of the indices and the peer group to which it was compared.

Northern’s One Year Stock Performance

	Beginning Index Value January 21, 2005	Ending Index Value January 23, 2006
Northern	100.00%	104.19%
Peer Group	100.00	86.27
Nasdaq Bank Index	100.00	101.63
S&P Bank Index	100.00	98.85
S&P 500 Index	100.00	108.22

Northern’s Three Year Stock Performance

	Beginning Index Value January 23, 2003	Ending Index Value January 23, 2006
Northern	100.00%	105.00%
Peer Group	100.00	112.71
Nasdaq Bank Index	100.00	137.44
S&P Bank Index	100.00	131.03
S&P 500 Index	100.00	142.43

During the one-year period ended January 23, 2006, First Place common stock outperformed the indices and the peer group to which it was compared. During the three-year period ended January 23, 2006, First Place outperformed all the indices and the peer group to which it was compared.

First Place’s One Year Stock Performance

	Beginning Index Value January 21, 2005	Ending Index Value January 23, 2006
First Place	100.00%	124.04%
Peer Group	100.00	101.86
Nasdaq Bank Index	100.00	101.63
S&P Bank Index	100.00	98.85
S&P 500 Index	100.00	108.22

First Place’s Three Year Stock Performance

	Beginning Index Value January 23, 2003	Ending Index Value January 23, 2006
First Place	100.00%	153.00%
Peer Group	100.00	117.96
Nasdaq Bank Index	100.00	137.44
S&P Bank Index	100.00	131.03
S&P 500 Index	100.00	142.43

Sandler O’Neill also noted that the total shares traded for Northern over the one-year and three-year periods ended January 23, 2006, were 190,036 shares and 412,955 shares, respectively, and that the total shares traded for First Place were 2.58 million shares and 6.75 million shares, respectively, for the same one and three-year periods.

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Northern and a group thrifts headquartered in Indiana, Ohio and Michigan selected by Sandler O’Neill. This peer group consisted of the following publicly traded thrifts total assets between $250 million and $500 million:

Ameriana Bancorp	Monarch Community Bancorp, Inc.
FFW Corporation	Peoples Bancorp
First Bancorp of Indiana, Inc.	Perpetual Federal Savings Bank
First Capital, Inc.	River Valley Bancorp
First Federal of Northern Michigan Bancorp, Inc.	Sturgis Bancorp, Inc.
First Franklin Corporation	Wayne Savings Bancshares, Inc.
LSB Financial Corp.

As set forth in the table below, the analysis compared financial information for Northern as of and for the 12 months ended December 31, 2005, and if unavailable, as of or for the 12 months ended September 30, 2005, to the median data for the thrift peer group as of and for the 12 months ended September 30, 2005, with pricing data as of January 20, 2006.

Comparable Group Analysis

Northern	Peer Group Median
Total Assets (in millions)	$340.8	$316.4
Tangible Equity/Tangible Assets	12.76%	8.75%
Intangible Assets/Total Equity	0.00%	4.13%
Net Loans/Total Assets	84.11%	73.57%
Gross Loans/Total Deposits	108.38%	103.87%
Total Borrowing/Total Assets	8.84%	17.49%
NPAs/Assets	0.19	%(1)	1.02%
LLR/Gross Loans	0.15%	0.73%
Net Interest Margin	3.49	%(1)	3.14%
Non-Interest Income/Average Assets	0.19	%(1)	0.69%
Fees/Revenues (NonII / NonII+NII)	5.38%	18.19%
Non-Interest Expense/Average Assets	2.20%	2.43%
Efficiency Ratio (NonIE / NonII+NII)	62.19%	70.68%
LTM Return on Average Assets	0.94	%(1)	0.50%
LTM Return on Average Equity	6.92	%(1)	5.13%
EPS CAGR (2001 – 2004)	-1.08%	3.44%
Price/Book Value	105.41%	111.11%
Price/Tangible book value	105.41%	115.09%
Price/LTM Earnings Per Share	15.04	x(1)	16.72	x
Dividend Payout Ratio	59.22%	55.40%
Dividend Yield	3.94	%(1)	3.05%
Market Capitalization (in millions)	$45.8	(1)	$34.5

(1)	Data as of September 30, 2005.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for First Place and a group of thrifts headquartered in Indiana, Michigan, Ohio, Pennsylvania and West Virginia selected by Sandler O’Neill. This peer group consisted of the following publicly traded thrifts with total assets between $1 billion and $5 billion:

CFS Bancorp, Inc.	Parkvale Financial Corporation (1)
Citizens First Bancorp, Inc.	Peoples Community Bancorp, Inc.
ESB Financial Corporation	United Community Financial Corp.
First Defiance Financial Corp. (1)	Willow Grove Bancorp, Inc.
KNBT Bancorp, Inc.

(1)	Data as of or for the period ending December 31, 2005.

As set forth in the table below, the analysis compared financial information for First Place as of and for the 12 months ended December 31, 2005, and if unavailable, as of or for the 12 months ended September 30, 2005, to the median data for the thrift peer group as of and for the 12 months ended September 30, 2005, with pricing data as of January 20, 2006.

Comparable Group Analysis

First Place	Peer Group Median
Total Assets (in millions)	$2,627	$1,606
Tangible Equity/Tangible Assets	6.90%	7.86%
Intangible Assets/Total Equity	27.97%	26.02%
Net Loans and Loans Held for Sale/Total Assets	78.80%	70.01%
Gross Loans/Total Deposits	118.37%	110.64%
Total Borrowing/Total Assets	19.88%	21.96%
NPAs/Assets	0.62	%(2)	0.39%
LLR/Gross Loans	0.94%	1.16%
Net Interest Margin	3.35	%(2)	3.02%
Non-Interest Income/Average Assets	1.05	%(2)	0.52%
Fees/Revenues (NonII / NonII+NII)	25.57%	18.85%
Non-Interest Expense/Average Assets	2.57%	2.33%
Efficiency Ratio (NonIE / NonII+NII)	62.35%	66.47%
LTM Return on Average Assets	0.99	%(2)	0.68%
LTM Return on Average Equity	10.46	%(2)	5.36%
EPS CAGR (2001 – 2004)	9.80%	4.07%
Price/Book Value	156.69%	122.13%
Price/Tangible book value	217.54%	172.58%
Price/LTM Earnings Per Share	15.06	x(2)	16.19	x
Price/2006 Estimated EPS (1)	15.06	x	16.40	x
Price/2007 Estimated EPS (1)	13.68	x	14.53	x
Dividend Payout Ratio	33.14	%(2)	37.94%
Dividend Yield	2.20	%(2)	2.94%
Market Capitalization (in millions)	$384.2	(2)	$192.7

(1)	First Place’s fiscal year ends June 30.
(2)	Data as of September 30, 2005.

Terminal Value Analysis of Northern. In a discounted cash flow valuation, a company/entity’s future cash flow is projected for a certain number of years, typically two to four years, after which unique annual cash flows cannot be forecasted with reasonable accuracy, and therefore, one uses a single value representing the discounted value of all subsequent cash flows. This single value is referred to as the terminal value and a range of multiples as derived from an applicable comparable group are applied to this terminal value. The terminal valuation method is used to estimate the attractiveness of an investment opportunity. In determining the fairness of a proposed transaction, a metric financial advisors typically use is the terminal valuation analysis, which will show whether the pro forma (i.e. post merger) institution has greater value than the stand alone institution.

The discount rates that Sandler O’Neill chose to use were based on the capital asset pricing model, or “CAPM.” The CAPM provides a useful proxy for calculating an acceptable discount rate. The CAPM calculation begins with a risk free rate of return, which was defined as the yield on the ten (10)-year Treasury bond. The ten (10) year Treasury bond’s rate of return at the time Sandler O’Neill rendered its fairness opinion was 4.36%. To this, an industry risk factor of approximately 600 basis points is added, which is adjusted by a beta (or volatility measure for each institution). Sandler O’Neill assumed that Northern had a beta of 1, resulting in a discount rate of approximately 10.36%. Sandler O’Neill varied the discount rates from 10.0% to 13.0%.

Sandler O’Neill performed an analysis that estimated terminal values of Northern common stock at December 31, 2008. To approximate the terminal value Sandler O’Neill applied price/earnings multiples ranging from 10x to 20x and multiples of tangible book value ranging from 100% to 150%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 13.0%, chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Northern common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Northern common stock of $12.45 to $24.21 when applying the price/earnings per share multiples and $16.25 to $24.97 when applying multiples of tangible book value. Sandler O’Neill also considered and discussed with the Northern board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income.

Earnings Per Share Multiples

Discount Rate	10x	12x	14x	16x	18x	20x
10.0%	13.37	15.54	17.71	19.88	22.04	24.21
11.0%	13.05	15.16	17.27	19.38	21.50	23.61
12.0%	12.75	14.80	16.85	18.91	20.96	23.02
13.0%	12.45	14.45	16.45	18.45	20.45	22.45

Tangible Book Value Per Share Multiples

Discount Rate	100%	110%	120%	130%	140%	150%
10.0%	17.49	18.98	20.48	21.98	23.47	24.97
11.0%	17.06	18.52	19.97	21.43	22.88	24.34
12.0%	16.65	18.06	19.48	20.90	22.32	23.73
13.0%	16.25	17.63	19.01	20.39	21.77	23.15

Terminal Value Analysis of First Place. Sandler O’Neill performed an analysis that estimated terminal values of First Place common stock at December 31, 2008. To approximate the terminal value Sandler O’Neill applied price/earnings multiples ranging from 10x to 20x and multiples of tangible book value ranging from 150% to 275%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Place common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of First Place common stock of $16.17 to $32.91 when applying the price/earnings per share multiples and $19.15 to $36.19 when applying multiples of tangible book value. Sandler O’Neill also considered and discussed with the Northern board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income.

Earnings Per Share Multiples

Discount Rate	10x	12x	14x	16x	18x	20x
10.0%	17.45	20.54	23.63	26.72	29.82	32.91
11.0%	17.01	20.02	23.03	26.04	29.05	32.05
12.0%	16.58	19.51	22.44	25.37	28.30	31.23
13.0%	16.17	19.03	21.88	24.73	27.58	30.44

Tangible Book Value Per Share Multiples

Discount Rate	150%	175%	200%	225%	250%	275%
10.0%	20.67	23.78	26.88	29.98	33.09	36.19
11.0%	20.15	23.17	26.19	29.21	32.23	35.25
12.0%	19.64	22.58	25.52	28.46	31.40	34.34
13.0%	19.15	22.01	24.88	27.74	30.60	33.47

Sandler O’Neill noted that terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 18 acquisitions announced nationwide from January 1, 2005 through January 23, 2006 involving savings institutions as acquired institutions with transaction values greater than $15.0 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price at announcement to estimated current year earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed median multiples and premiums for the nationwide transactions. The multiples were applied to Northern financial information as of and for the twelve months ended December 31, 2005. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Northern common stock of $22.71 to $36.54 based upon the median multiples for nationwide savings institution transactions.

	Nationwide Transaction Multiples
	Median Multiple		Implied Value
Transaction price/LTM EPS (1)	22.59	x	$26.12
Transaction price/Estimated 2006 EPS (1) (2)	17.89	x	$22.71
Transaction price/Book value (3)	177.92%		$31.48
Transaction price/Tangible book value (3)	200.14%		$35.41
Tangible book premium/Core deposits (4)	19.70%		$36.54
Premium to Market (5)	38.66%		$26.11

(1)	Based on 2,458,418 LTM average diluted shares outstanding as of December 31, 2005.
(2)	Based on management estimates of 2006 earnings per share.
(3)	Based on 2,458,068 common shares outstanding as of December 31, 2005.
(4)	Assumes 11.05% of total deposits are non-core deposits.
(5)	Based on the 10-day average closing price of $18.83 as of January 25, 2006.

Similarly, Sandler O’Neill reviewed 10 acquisitions announced in the Indiana, Ohio and Michigan from January 1, 2004 through January 23, 2006 involving savings institutions as acquired institutions with transaction values greater than $15.0 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price at announcement to estimated current year earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed median multiples and premiums for the nationwide transactions. The multiples were applied to Northern financial information as of and for the twelve months ended December 31, 2005. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Northern common stock of $26.38 to $37.10 based upon the median multiples for Indiana, Ohio and Michigan savings institution transactions.

	IN, OH & MI Transaction Multiples
	Median Multiple		Implied Value
Transaction price/LTM EPS (1)	24.54	x	$28.38
Transaction price/Book value (2)	165.47%		$29.28
Transaction price/Tangible book value (2)	170.07%		$30.09
Tangible book premium/Core deposits (3)	20.28%		$37.10
Premium to Market (4)	40.12%		$26.38

(1)	Based on 2,458,418 LTM average diluted shares outstanding as of December 31, 2005.
(2)	Based on 2,458,068 common shares outstanding as of December 31, 2005.
(3)	Assumes 11.05% of total deposits are non-core deposits.
(4)	Based on the 10-day average closing price of $18.83 as of January 25, 2006.

Similarly, Sandler O’Neill reviewed 16 acquisitions announced nationwide from January 1, 2004 through January 23, 2006 involving savings institutions as acquired institutions with transaction values between $15.0 million and $150.0 million where the seller had greater than 10% tangible equity / assets. Sandler O’Neill reviewed the multiples of transaction price at announcement to last 12 months’ earnings per share, transaction price at announcement to estimated current year earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed median multiples and premiums for the nationwide transactions. The multiples were applied to Northern financial information as of and for the 12 months ended December 31, 2005. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Northern common stock of $23.08 to $35.84 based upon the median multiples for Indiana, Ohio and Michigan savings institution transactions.

	High Capital Transaction Multiples
	Median Multiple		Implied Value
Transaction price/LTM EPS (1)	30.52	x	$35.29
Transaction price/Book value (2)	163.48%		$28.92
Transaction price/Tangible book value (2)	164.97%		$29.19
Tangible book premium/Core deposits (3)	18.97%		$35.84
Premium to market (4)	22.59%		$23.08

(1)	Based on 2,458,418 LTM average diluted shares outstanding as of December 31, 2005.
(2)	Based on 2,458,068 common shares outstanding as of December 31, 2005.
(3)	Assumes 11.05% of total deposits are non-core deposits.
(4)	Based on the 10-day average closing price of $18.83 as of January 25, 2006.

Sandler O’Neill focused its analysis on selling savings institutions with greater than 10% tangible equity/assets as Northern has 12.76% tangible equity/assets. In addition to comparing the Northern transaction to nationwide savings institution transactions and Indiana, Ohio, and Michigan savings institution transactions, Sandler O’Neill determined it was important to compare Northern to other highly capitalized savings institution sellers. Highly capitalized institutions will generally be sold at different multiples than averagely capitalized institutions because of their greater capital levels. Sandler O’Neill wanted to ensure that the transaction valuation was in the appropriate range of similar deals for highly capitalized savings institutions.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the acquisition, assuming:

•	80% of the outstanding shares of Northern common stock are exchanged for shares of First Place common stock at an exchange ratio of 1.138 shares of First Place common stock and 20% of the outstanding shares of Northern common stock are exchanged for cash of $29.00 per share;

•	all outstanding options to purchase Northern common stock are cashed out at the difference between $29.00 and the exercise price of each Northern option;

•	earnings per share projections consistent with internal projections as discussed with management of Northern and earnings per share projections consistent with those published by I/B/E/S and discussed with management of First Place;

•	purchase accounting adjustments, charges and transaction costs associated with the acquisition and cost savings determined by the senior managements of Northern and First Place;

•	the one time tax benefit of $1.8 million resulting from the Ohio state franchise tax benefit; and

•	revenue enhancements of $700,000 per year determined by the senior management of First Place as a result of shifting securities to loans.

Under the scenario assuming revenue enhancements, the analysis indicated that for the year ending December 31, 2007, the acquisition would be 0.05% dilutive to First Place’s projected earnings per share and 0.7% dilutive to First Place’s projected tangible book value per share. The analysis without the revenue enhancements indicated that for the year ending December 31, 2007, the acquisition would be 1.47% dilutive to First Place’s projected earnings per share and 0.9% dilutive to First Place’s projected tangible book value per share. First Place’s estimate that the acquisition would be accretive to GAAP earnings per share of its common stock differs from the pro forma estimate of Sandler O’Neill. Sandler O’Neill estimated the acquisition would be dilutive to GAAP earnings per share of First Place’s common stock and the primary reasons for such a difference are that Sandler O’Neill used the public earnings estimates for the earnings projections for First Place and First Place and Sandler O’Neill used different estimates of revenue enhancements following the acquisition. Under the scenario assuming revenue enhancements, the analysis indicated that for the year ending December 31, 2007, the acquisition would be 65.9% accretive to Northern’s projected earnings per share and 11.7% dilutive to Northern’s projected tangible book value per share. The analysis without the revenue enhancements indicated that for the year ending December 31, 2007, the acquisition would be 63.6% accretive to Northern’s projected earnings per share and 12.0% dilutive to Northern’s projected tangible book value per share. The analysis indicated that for the year ending December 31, 2007, the acquisition would be 16.6% accretive to Northern’s dividend (the dividend accretion does not include Northern’s special dividend of $0.40 paid December 27, 2005). Additionally, Sandler O’Neill noted that Northern shareholders would own 12.9% of the combined company at closing.

The analysis also compared pro forma capital ratios for the combined company. The table below sets forth the data:

Pro Forma Capital Ratios

	Standalone 6/30/2006	Closing 6/30/2006	12/31/2006	12/31/2007	12/31/2008
Tangible Equity/Tangible Assets	7.0%	7.1%	7.2%	7.4%	7.9%
Tier 1 Leverage Ratio	9.5%	9.8%	9.4%	9.6%	9.8%
Intangibles / Total Equity	25.9%	33.4%	29.6%	26.3%	23.7%

In connection with its analyses, Sandler O’Neill considered and discussed with the Northern board how the pro forma analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of earnings per share of each of Northern and First Place. Sandler O’Neill noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill also performed an analysis of liquidity available to Northern through First Place common stock. Based on the average stock price and volume for the five days, one month and three months ending January 23, 2006, the average number of days to trade out of Northern shareholders’ total position in First Place ranged from 92 to 113 (based on an 80% stock deal). Liquidity is a relevant factor to the consideration of fairness of the proposed transaction because Northern’s shareholders will receive a significant portion of the merger consideration in First Place common stock (at least 80% of the outstanding shares of Northern common stock as of the closing of the acquisition will be exchanged for First Place common stock and at least 80% of the value of the aggregate consideration as of closing will consist of First Place common stock), and therefore, the ability to trade First Place’s common stock is relevant to Northern shareholders’ ability to realize the value of their investment. The liquidity analysis conducted by Sandler O’Neill illustrates that Northern shareholders will have enhanced liquidity relative to their existing liquidity at Northern.

Northern has agreed to pay Sandler O’Neill a transaction fee in connection with the acquisition equal to 0.75% of the aggregate merger consideration value, of which 0.1875% was payable upon signing of the definitive merger agreement and the balance of which is contingent and payable upon consummation of the acquisition.

Assuming that each share of Northern common stock is converted into the right to receive $29.00 of merger consideration, the total transaction fee would amount to approximately $535,000. Northern has also agreed to pay Sandler O’Neill a $100,000 fee for rendering its opinion, which will be credited against the portion of the transaction fee payable upon consummation of the acquisition. Northern has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has in the past provided certain investment banking services and non-investment banking securities-related services to First Place and received compensation for such services. Sandler O’Neill may provide, and receive compensation for services to First Place in the future, including during the period prior to the closing of the acquisition. As of the date of this proxy statement/prospectus, Sandler O’Neill was acting as one of the market makers in the securities of First Place. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Northern and First Place and their respective affiliates and may actively trade the debt or equity securities of Northern and First Place and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Consideration Payable for Northern Common Stock

Upon consummation of the acquisition, each outstanding share of Northern common stock will be converted into the right to receive cash, without interest, or shares of First Place common stock, at the election of each Northern shareholder and subject to the allocation procedures set forth in the merger agreement and described below. Because the merger agreement limits the amount of Northern common stock that can be exchanged for cash and the amount that can be exchanged for First Place common stock, the allocation procedures provide a mechanism for reallocating shares of Northern common stock to receive stock and cash, or vice versa, if too many Northern shareholders elect to receive one form of consideration.

The form and the value of the consideration ultimately received by you will depend upon the choices of other Northern shareholders, the market price of First Place common stock at the time of closing and the allocation procedures described below. No guarantee can be given that your choice will be honored.

In addition, because the tax consequences to you will depend on the form of consideration you receive, you are urged to read carefully the information set forth below under “—Federal Income Tax Consequences” beginning on page 75.

Type of Consideration.

At the effective time of the acquisition, each outstanding share of Northern common stock, other than treasury shares, shares held by First Place or dissenting shares, will be canceled and converted into the right to receive either:

•	$29.00 in cash, without interest; or

•	1.138 shares of First Place common stock, subject to a possible adjustment of this exchange ratio at the closing if there is a decrease in the market value of First Place common stock between the signing of the merger agreement and the closing of the acquisition.

The merger agreement provides that at least 80% of the outstanding shares of Northern common stock must be exchanged for shares of First Place common stock. If Northern shareholders in the aggregate elect to receive First Place common stock that is more than 80% of the outstanding shares of Northern common stock, this percentage may be increased to up to 90%. If Northern shareholders elect to receive First Place common stock for more than 90% of the outstanding shares of Northern common stock, the shares in excess of 90% of the number of shares of Northern common stock outstanding will instead be reallocated to receive cash. Conversely, if Northern shareholders elect to receive an aggregate amount of cash that results in less than 80% of the outstanding shares of Northern common stock being exchanged for First Place common stock, the allocation procedures will reallocate shares whose holders have elected to receive cash to instead receive First Place common stock so that 80% of the outstanding shares of Northern common stock are exchanged for First Place common stock.

In addition, if the market price of First Place common stock at the time of closing is less than $25.49, the adjustment procedures will also cause an adjustment to the exchange ratio and the relative percentages of Northern common stock being exchanged for cash and stock to ensure that no less than 80% of the aggregate value of the merger consideration is paid in the form of First Place common stock.

To take into account the adjustments that may be made to the percentage of the merger consideration paid in First Place common stock and the 1.138 exchange ratio, the merger agreement contains the following formula for determining the aggregate merger consideration to be paid to Northern shareholders. The aggregate merger consideration will equal the sum of:

•	the number of shares of First Place common stock equal to the product of (a) the “specified stock percentage,” as adjusted in accordance with the allocation procedures, of the number of shares of Northern common stock issued and outstanding immediately prior to the effective time (other than the “excluded shares”) multiplied by (b) the “exchange ratio”; and

•	the cash amount equal to (a) the “specified cash percentage,” as adjusted in accordance with the allocation procedures, of the number of shares of Northern common stock issued and outstanding immediately prior to the effective time (other than the excluded shares) multiplied by (b) $29.00.

“Specified stock percentage” means the percentage which: (a) 80% of total outstanding shares of Northern common stock issued and outstanding immediately prior to the effective time (excluding dissenters’ shares and shares owned by Northern or any of its subsidiaries other than shares held in trust accounts, managed accounts or otherwise in a fiduciary capacity that are beneficially owned by third parties, but including all shares of Northern common stock that are owned directly or indirectly by First Place or any of its subsidiaries) bears to (b) the total number shares of Northern common stock issued and outstanding immediately prior to the effective time (excluding excluded shares); and, if Northern shareholders elect to receive stock in exchange for more than 80% of the outstanding shares of Northern common stock, the “80%” in clause (a) will be increased to such higher percentage, but not above 90%.

“Specified cash percentage” means a percentage equal to 100% minus the specified stock percentage.

“Excluded shares” means shares of Northern common stock held by a dissenting shareholder, by Northern as treasury shares, and directly or indirectly by First Place or Northern or any of their respective subsidiaries, other than shares held in trust accounts, managed accounts or otherwise in a fiduciary capacity that are beneficially owned by third parties.

For purposes of calculating the aggregate merger consideration, “exchange ratio” means, as applicable, 1.138 or the adjusted exchange ratio resulting from the allocation procedures described under “—Allocation Procedures” beginning on page 50 and/or resulting from the right of First Place to increase the exchange ratio to prevent Northern’s termination of the merger agreement described under “—Termination of the Merger Agreement” beginning on page 65.

The aggregate merger consideration does not include sums paid out for Northern stock options.

The specified stock percentage, the specified cash percentage and the exchange ratio may be adjusted through the allocation procedures described below under “—Allocation Procedures—Value of Consideration”

beginning on page 52. The exchange ratio is also subject to adjustment in connection with the right of First Place to increase the exchange ratio to prevent Northern’s termination of the merger agreement described under “—Termination of the Merger Agreement” beginning on page 65.

At the effective time of the acquisition, all shares of Northern common stock that are owned by Northern as treasury stock and all shares of Northern common stock that are owned directly or indirectly by First Place or Northern or any of their respective subsidiaries, other than shares held directly or indirectly in trust accounts, managed accounts or otherwise held a fiduciary capacity that are beneficially owned by third parties, will be canceled without receiving any merger consideration. In addition, no fractional shares of First Place common stock will be issued in connection with the acquisition. Instead, Northern shareholders who receive First Place common stock will receive the value of any fractional share interest in cash, based on a stock price of $29.00 per share of First Place common stock.

Election by Shareholders

You will have the opportunity to elect the form of consideration you want to receive for your shares; however, whether you will receive the form of consideration you select will depend on the allocation procedures described below. After the effective time of the acquisition, each Northern shareholder as of the effective time will be sent an election form, which will permit you to take one of the following actions:

•	Elect to receive shares of First Place common stock in exchange for all shares of Northern common stock held by you, plus cash in lieu of any fractional share interest. Shares for which this election is made are referred to as “stock election shares.”

•	Elect to receive cash in exchange for all shares of Northern common stock held by you. Shares for which this election is made are referred to as “cash election shares.”

•	Make a mixed election, by electing to receive a portion of your consideration in cash and a portion in shares of First Place common stock in amounts determined by you, plus cash in lieu of any fractional shares, for all shares of Northern common stock held by you. The shares comprising the portion for which the stock election is made are referred to as “stock election shares” and shares comprising the portion for which the cash election is made are referred to as “cash election shares.”

•	Indicate that you make no election with respect to the consideration to be received by you in exchange for your shares of Northern common stock. Shares for which no election is made are referred to as “no election shares.”

The procedures and timing for making your election are described under “—Election Procedures” beginning on page 54. As described in more detail under “—Allocation Procedures” below, the exchange agent appointed by First Place to allocate and pay the merger consideration will give priority to shares that have been designated as stock election shares and cash election shares in determining which type of consideration holders of these shares will receive. No election shares will be the first shares to be allocated to the form of consideration that has been undersubscribed.

Allocation Procedures

It is unlikely that Northern shareholders will elect to receive each form of consideration in the exact proportions in which such consideration must be paid under the terms of the merger agreement. Accordingly, the exchange agent may need to reallocate the form of consideration to be received to a form other than that elected by certain Northern shareholders.

The allocation procedures give priority to the elections made by Northern shareholders as to the form of consideration they wish to receive. The procedures also give effect to the requirements that (1) at least the specified stock percentage, as defined above, of the outstanding shares of Northern common stock be exchanged for shares of First Place common stock and (2) at least the specified stock percentage of the aggregate value of the consideration paid by First Place to Northern shareholders be in the form of First Place common stock.

The reallocation that will occur if the market price of First Place common stock has decreased between the signing of the merger agreement and the closing is based on the aggregate value of the stock consideration at the time of closing, rather than the aggregate number of shares of First Place common stock issued at closing. Accordingly, the application of the allocation procedures in this situation will result in adjustments to the specified stock percentage, the specified cash percentage and the exchange ratio in order to maintain the required relative value of the aggregate stock and aggregate cash consideration. An illustration of how this can impact the value of the aggregate merger consideration and the per share consideration follows the description of the allocation formula.

Allocation Formula

Within 10 business days after the deadline for submitting election forms, the exchange agent will allocate among holders of Northern common stock the right to receive First Place common stock or cash in the acquisition as follows:

If the number of cash election shares times $29.00 is less than the lesser of the “cash value” and the “adjusted cash value,” then:

•	all cash election shares will be converted into the right to receive cash;

•	a sufficient number of shares will be converted into cash election shares, first from among the holders of no election shares and then, if necessary, from among the holders of stock election shares on a pro rata basis, so that the total cash paid equals the lesser of the cash value or the adjusted cash value; and

•	the stock election shares that are not reallocated as cash election shares will be converted into the right to receive First Place common stock; however, if the “actual stock value” is less than the specified stock percentage of the “aggregate transaction value,” then such shares shall be so converted using the “adjusted exchange ratio.”

If the number of cash election shares times $29.00 is greater than the lesser of the “cash value” and the “adjusted cash value,” then:

•	a sufficient number of shares will be converted into stock election shares, first from among the holders of no election shares and then, if necessary, from among the holders of cash election shares, on a pro rata basis, so that the remaining number of cash election shares times $29.00 equals the lesser of the cash value and the adjusted cash value; and

•	the stock election shares, including those that are reallocated as stock election shares, will be converted into the right to receive First Place common stock using one of the following exchange ratios:

•	if the actual stock value is equal to or greater than specified stock percentage of the aggregate transaction value, then all such stock election shares will be converted into the right to receive First Place common stock using 1.138 as the exchange ratio, unless this exchange ratio is adjusted in connection with Northern’s right to terminate the merger agreement discussed under “—Termination of the Merger Agreement” beginning on page 65; or

•	if the actual stock value is less than the specified stock percentage of the aggregate transaction value, then all such stock election shares will be converted into the right to receive First Place common stock using the adjusted exchange ratio.

If the number of cash election shares times $29.00 is equal to the lesser of the “cash value” and the “adjusted cash value,” then:

•	all cash election shares will be converted into the right to receive cash; and

•	all no election shares and all stock election shares will be converted into the right to receive First Place common stock using the 1.138 exchange ratio, unless the actual stock value is less than the specified stock percentage of the aggregate transaction value, in which case all no election shares and all stock election shares shall be so converted using the adjusted exchange ratio.

If the exchange agent is required to reallocate stock election shares to the right to receive cash on a pro rata basis, the pro ration will be based on the percentage of the total number of stock election shares held by such holder. If the exchange agent is required to reallocate cash election shares to the right to receive First Place common stock on a pro rata basis, the pro ration will be based on the percentage of the total number of cash election shares held by such holder.

“Actual stock value” means an amount equal to the product of the number of shares of Northern common stock issued and outstanding immediately prior to the effective time of the acquisition multiplied by the specified stock percentage, further multiplied by the closing average price and further multiplied by the exchange ratio of 1.138, subject to adjustment in connection with Northern’s right to terminate the merger agreement discussed under “—Termination of the Merger Agreement” beginning on page 65.

“Adjusted cash value” means an amount equal to the product of the specified cash percentage multiplied by aggregate transaction value.

“Adjusted exchange ratio” means an amount equal to the adjusted stock value divided by the closing average price and further divided by the number of shares of Northern common stock being converted into the right to receive First Place common stock. The number of shares of Northern common stock being converted will equal the number of shares of Northern common stock outstanding less the quotient of the adjusted cash value divided by $29.00.

“Adjusted stock value” means an amount equal to the aggregate transaction value less the adjusted cash value.

“Aggregate transaction value” means the sum of the cash value and the actual stock value.

“Cash value” means an amount equal to the product of the number of shares of Northern common stock issued and outstanding immediately prior to the effective time of the acquisition (excluding the excluded shares) multiplied by the specified cash percentage multiplied by $29.00.

“Closing average price” means the closing price per share for First Place common stock on the Nasdaq Stock Market for the 10 consecutive Nasdaq trading day period ending on the day immediately preceding the closing date of the acquisition.

Value of Consideration

The exchange ratio of 1.138 shares of First Place common stock for each share of Northern common stock was arrived at by dividing $29.00 by $25.49, which was the average of the closing price of First Place common stock for the 10 consecutive trading-days ending on January 25, 2006. If the closing average price (which, as defined above, is also based on a 10 trading-day average) of First Place common stock calculated as of the closing date is equal to or greater than $25.49, the exchange ratio will remain fixed at 1.138 shares of First Place common stock for each share of Northern common stock. If the closing average price is less than $25.49, the allocation formula, as discussed above, provides for an adjustment to the exchange ratio of 1.138 shares of First Place common stock per share of Northern common stock to the extent necessary to ensure that the aggregate value of the stock merger consideration is not less than the specified stock percentage of the aggregate value of the merger consideration.

Note, however, that this adjustment will be made only to the extent necessary to ensure that the aggregate value of the stock merger consideration is not less than the specified stock percentage of the aggregate value of the merger consideration; it will not necessarily result in an exchange ratio that provides $29.00 of First Place common stock for each share of Northern common stock. Thus, despite the adjustment and allocation procedures, the value of the First Place common stock that you may receive for your Northern common stock will be subject to increases and decreases in its market price. In addition, after the allocation procedures, which are based on the average share price over a period ending just prior to the closing date, are complete, there will be no further adjustment to the exchange ratio. Northern shareholders will not receive stock certificates evidencing First Place common stock for more than 30 days after the closing date, at which point the market price of First Place common stock may be higher or lower than average price prior to the closing date or at the time you made your election.

The following table illustrates what the exchange ratio, and related per share stock and cash consideration and aggregate stock, cash and merger consideration values, would be if the closing average price is less than $25.49. The average closing prices illustrated below range from 0% to 25% below $25.49. The following table assumes that there are 2,458,068 shares of Northern common stock outstanding as of the closing date. This table does not take into consideration the 8,664 shares of Northern common stock owned by First Place, the shares of Northern common stock held by Northern as treasury shares or any shares of Northern common stock that are dissenters’ shares. In addition, this table does not include any adjustment to the exchange ratio due to Northern’s right to terminate the merger agreement. See “—Termination of the Merger Agreement,” beginning on page 65.

First Place Closing Average Price	- %	Exchange Ratio	Value of First Place Common Stock Received Per Share of Northern Common Stock	Cash Value Received Per Share of Northern Common Stock	Number of Shares of First Place Common Stock Issued	Aggregate Stock Value Based on Closing Average Price	Aggregate Cash Value	Aggregate Value of Merger Consideration
$25.49	0%	1.138	$29.00	$29.00	2,237,237	$57,027,178	$14,256,794	$71,283,972
$24.22	-5%	1.138	$27.56	$29.00	2,260,787	$54,746,090	$13,686,523	$68,432,613
$22.94	-10%	1.140	$26.16	$29.00	2,286,954	$52,465,003	$13,116,251	$65,581,254
$21.67	-15%	1.144	$24.78	$29.00	2,316,199	$50,183,916	$12,545,979	$62,729,895
$20.39	-20%	1.149	$23.42	$29.00	2,349,099	$47,902,829	$11,975,707	$59,878,536
$19.12	-25%	1.156	$22.10	$29.00	2,386,386	$45,621,742	$11,405,436	$57,027,178

The above examples are for illustration only and are not predictions of the closing average price of First Place common stock or the elections that Northern shareholders will actually make. The form and value of the consideration actually received by any individual Northern shareholder is dependent upon the elections made by all Northern shareholders, the allocation procedures and the possible adjustment to the exchange ratio that may be made in connection with Northern’s right to terminate the merger agreement.

For further information concerning the historical prices of First Place common stock, see “Market Prices and Dividends” beginning on page 81, and the risks and other factors affecting the acquisition and First Place’s business, see “Risk Factors” beginning on page 20. You are urged to obtain current market prices for First Place common stock in connection with voting your shares pursuant to the merger agreement at the annual meeting and making your election decision when you receive your election form after the acquisition is completed.

You should also be aware that while the amount of cash to be exchanged for a share of Northern common stock will always be $29.00, it is possible that the value of the shares of First Place common stock issued in exchange for a share of Northern common stock may exceed $29.00. For example, assuming the conversion ratio remains 1.138 shares of First Place common stock for each share of Northern common stock and the market price of First Place common stock increases to $30.00 by the date stock certificates are mailed, the per share stock consideration would have an aggregate value of approximately $34.14 on such date.

Election Procedures

No more than 30 days after the completion of the acquisition, the exchange agent, which will be selected by First Place to handle the mailing and processing of the election forms and letters of transmittal and the payment of the consideration to you, will mail to each holder of record of shares of Northern common stock at the effective time of the acquisition:

•	written notice of the completion of the acquisition;

•	an election form to select the form of merger consideration you want to receive; and

•	a letter of transmittal and instructions for making the election and effecting the surrender of certificates representing shares of Northern common stock in exchange for the merger consideration.

All elections must be made on an election form. Northern shareholders will have 30 days after the date the election form is mailed to them to return the election form.

To make an effective election with respect to your shares of Northern common stock, you must:

•	properly complete and return the election form and letter of transmittal provided to you by the exchange agent;

•	deliver the election form and letter of transmittal with your stock certificates representing such shares, or an appropriate guarantee of delivery of such certificates; and

•	deliver with the election form and letter of transmittal any other required documents prior to 5:00 p.m., eastern daylight saving time, on the 30th day after the election form is mailed by the exchange agent, or the “election deadline.”

Even if you have no preference, it is suggested that you return your election form and letter of transmittal, together with your stock certificate(s) by the election deadline indicating that you have no preference, so that you may receive the consideration allocable to you promptly following completion of the exchange procedures after the acquisition is consummated. See “—Procedures for Exchanging of Northern Common Stock Certificates,” beginning on page 55.

If your shares are held in street name by your broker, only your broker or other nominee can make an election with respect to the consideration to be received by you in exchange for your shares of Northern common stock. Your broker or other nominee, however, will not be able to make the election without instructions from you. You should instruct your broker or other nominee on which election to make, following the directions your broker or other nominee provides. If you fail to instruct your broker or other nominee on which election to make, you will be treated as if you did not make an election with respect to the consideration to be received by you in exchange for your shares of Northern common stock. Such shares will be treated as no election shares and will be subject to the allocation procedures described in this proxy statement/prospectus.

You should not return your Northern stock certificates with the enclosed proxy, and stock certificates should not be forwarded to First Place, Northern or any other party until you have received the letter of transmittal, which will be sent to you after we complete the acquisition.

If you have a particular preference as to the form of consideration to be received for your shares of Northern common stock, you should make an election. If you either (1) do not submit a properly completed election form by the election deadline, or (2) revoke your election form prior to the deadline and do not resubmit a properly completed election form by the election deadline, the shares of Northern common stock held by you will be designated no election shares, meaning that whether you receive cash or stock will solely be determined by the applicable percentages that must be paid in each form of consideration.

Neither the Northern board nor its financial advisor makes any recommendation as to whether shareholders should elect to receive the cash consideration or the stock consideration in the acquisition. You must make your own decision with respect to such election, bearing in mind the tax consequences of the election you choose. See “—Federal Income Tax Consequences,” beginning on page 75.

Procedures for Exchanging Northern Common Stock Certificates

No more than 30 days after the completion of the acquisition, the exchange agent will mail to each holder of record of shares of Northern common stock at the effective time of the acquisition:

•	written notice of the completion of the acquisition;

•	an election form to select the form of merger consideration you want to receive; and

•	a letter of transmittal and instructions for use in making the election and effecting the surrender of certificates representing shares of Northern common stock in exchange for the merger consideration.

Upon surrender of a stock certificate of Northern common stock to the exchange agent for exchange and cancellation, together with a duly executed letter of transmittal, the holder of such certificate will be entitled to receive the merger consideration in exchange for such shares, subject to such holder’s election and the completion of the allocation procedures. The surrendered certificate for Northern common stock will be canceled. No interest will be paid or accrued on any cash constituting merger consideration or paid in lieu of fractional shares.

No stock certificates representing fractional shares of First Place common stock will be issued upon the surrender or exchange of Northern stock certificates. In lieu of the issuance of any such fractional share, First Place will pay to each former shareholder of Northern who otherwise would be entitled to receive a fractional share of First Place common stock an amount in cash, without interest, determined by multiplying the fraction of a share of First Place common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement by $29.00, rounded to the nearest whole cent. Former shareholders of Northern shall not be entitled to any dividend, voting or any other rights with respect to fractional shares.

If you receive shares of First Place common stock in the acquisition, you will receive dividends on First Place common stock or other distributions declared after the completion of the acquisition only if you have surrendered your Northern stock certificates and only to the extent that you have not received dividends from Northern for the same dividend period. Only then will you be entitled to receive all previously withheld dividends and distributions, without interest.

After completion of the acquisition, no transfers of Northern common stock issued and outstanding immediately prior to the completion of the acquisition will be allowed. Northern stock certificates that are presented for transfer after the completion of the acquisition will be canceled and exchanged for the appropriate merger consideration.

First Place will only issue a First Place stock certificate in a name other than the name in which a surrendered Northern stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of Northern common stock formerly represented by such Northern stock certificate, and show that you paid any applicable stock transfer taxes.

If your Northern stock certificate has been lost, stolen or destroyed, you may be required to deliver an affidavit and a lost certificate bond as a condition to receiving any First Place stock certificate or cash to which you may be entitled.

As noted above, you should not send your stock certificate to First Place or Northern until you have received and return the letter of transmittal and election form. However, if you cannot locate your stock certificate, please contact Patricia Lyons, the Secretary of Northern at (440) 323-7451 to make suitable arrangements in advance of the closing of the acquisition and the exchange of stock certificates.

Payment and Termination of Northern Stock Options

At the effective time of the acquisition, each option to purchase shares of Northern common stock granted under Northern’s 2000 Stock Option Plan which is outstanding and unexercised immediately prior thereto will cease to represent a right to acquire shares of Northern common stock and will be canceled. Upon execution of a stock option cancellation agreement, the holder of the canceled stock option will be entitled to receive a cash payment in an amount equal to the difference between $29.00 and the exercise price per share of such stock option, multiplied by the number of shares of Northern common stock subject to such option. As of April 7, 2006, there were outstanding options to purchase an aggregate of 23,298 shares of Northern common stock, which will be cashed out upon completion of the acquisition for $211,247, unless exercised prior to the effective time. The following table sets forth the number of outstanding and unexercised options that were held by the executive officers and directors of Northern and such persons as a group as of April 7, 2006.

Name	Number of Outstanding and Unexercised Stock Options	Weighted Average Exercise Price	Cash-out Value of the Stock Options
John Frain	1,157	$23.88	$5,924
Timothy Grogan	2,314	21.47	17,482
James F. Hunt	2,314	16.75	22,723
Charles F. Lawson	2,314	21.47	18,477
Jeffrey B. Ohlemacher	2,314	21.47	18,477
William A. Shepard	1,157	23.88	5,924
Harold A. West	2,314	21.02	17,482
Melinda A. Billings	2,438	17.60	27,786
James Ketchum	2,438	17.60	27,786
Charles E. Keane	1,050	18.81	10,700

All directors and executive officers as a group (10 persons)	19,810	$19.93	$172,761

Conditions to the Acquisition

Completion of the acquisition is subject to the satisfaction of certain conditions set forth in the merger agreement, or the waiver of such conditions by the party entitled to do so, at or before the effective time of the acquisition. Each party’s obligation to consummate the acquisition under the merger agreement is subject to the following conditions:

•	the holders of two-thirds of the outstanding Northern common stock entitled to vote at the annual meeting must have approved the merger agreement;

•	all regulatory approvals by any governmental authority required to consummate the acquisition must have been obtained and must remain in full force and effect, all statutory waiting periods in respect thereof must have expired, and no required approval may contain any term, condition or restriction which either party reasonably determines in good faith would materially and adversely affect the economic or business benefits of the acquisition to such party as to render inadvisable, in its reasonable good faith judgment, the consummation of the acquisition;

•	no order, injunction, decree or other legal restraint or prohibition that prevents the consummation of the acquisition, the conversion, the subsidiary merger or the other transactions contemplated by the merger agreement shall be in effect;

•	the registration statement of First Place of which this document is a part must have become effective under the Securities Act of 1933 and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	the shares of First Place common stock to be issued in connection with the acquisition must have been approved for listing on the Nasdaq National Market; and

•	each of First Place and Northern must have received an opinion of Patton Boggs LLP to the effect that the acquisition will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

In addition to the foregoing conditions, the obligation of First Place to consummate the acquisition under the merger agreement is subject to the following conditions, which may be waived by First Place:

•	the representations and warranties of Northern in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the acquisition, except as to any representation or warranty which specifically relates to an earlier date;

•	Northern must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to consummation of the acquisition;

•	First Place must have received a certificate from specified officers of Northern with respect to compliance with the foregoing conditions to the obligations of First Place;

•	Northern must have dissolved NORASCO, Inc., an Ohio corporation and Northern’s wholly-owned subsidiary, and withdrawn and/or terminated any registration or qualification of this subsidiary with any federal, state or local governmental agency and Northern Title Agency of Ohio, LLC, an Ohio limited liability company, in which Northern holds a 49% membership interest, must have been dissolved;

•	certain directors and executive officers of Northern must have entered into and delivered a voting agreement with First Place on the date of the merger agreement (see “—Voting Agreements,” on page 79);

•	Northern must have delivered executed stock option cancellation agreements from all of the holders of Northern stock options at or prior to the effective time and each of the stock options subject to option cancellation agreements must have an exercise price that is equal to or greater than the fair market value of Northern common stock on the date that each such stock option was granted;

•	Northern must have obtained all material consents, approvals or waivers of Northern’s rights, obligations or interests under any loan, credit agreement, note, mortgage, indenture, license, leases or other agreements or instruments after the acquisition;

•	there must not be 10% or more of the outstanding shares of Northern common stock exercising dissenters rights of appraisal, see “ —Dissenters’ Rights” beginning on page 73;

•	Northern must have terminated its 401(k) plan if requested in writing by First Place prior to the effective time of the acquisition;

•	the directors on the Northern board of directors must have resigned as of the effective time of the acquisition, except one director who is approved by First Place will continue on the board of directors of Northern and the surviving institution after the acquisition and the subsidiary merger;

•	such officers of Northern as are identified by First Place must have resigned from such officer positions; and

•	First Place must have received such certificates of Northern’s officers or others and such other documents to evidence fulfillment of the conditions to its obligations as First Place may reasonably request.

In addition to the other conditions set forth above, the obligation of Northern to consummate the acquisition under the merger agreement is subject to the following conditions, which may be waived by Northern:

•	the representations and warranties of First Place in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the acquisition, except as to any representation or warranty which specifically relates to an earlier date;

•	First Place must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to consummation of the acquisition;

•	Northern must have received a certificate from specified officers of First Place with respect to compliance with the foregoing conditions to the obligations of Northern;

•	First Place must have formed a wholly-owned interim savings association and caused the interim savings association to enter into the merger agreement prior to the effective time of the acquisition;

•	First Place or one of its subsidiaries must have entered into an employment agreement with Mr. Neal Hubbard upon terms and conditions acceptable to the parties;

•	First Place must have deposited with the exchange agent the cash and stock consideration to be paid to the holders of Northern common stock in the acquisition; and

•	Northern must have received such certificates of First Place’s officers or others and such other documents to evidence fulfillment of the conditions to its obligations as Northern may reasonably request.

Regulatory Approvals

Consummation of the acquisition, the conversion and the subsidiary merger are subject to receipt of certain regulatory approvals.

Office of Thrift Supervision. First Place intends to acquire Northern by way of a merger, in which First Place will form a new interim savings association subsidiary that will merge with and into Northern, with Northern as the surviving institution becoming a wholly-owned subsidiary of First Place. Northern will convert from an Ohio-chartered savings association to a federal savings association immediately following the completion of the acquisition with the subsidiary merger to occur after the closing date of the acquisition. See “—Conversion and Subsidiary Merger” on page 64. The acquisition, the conversion and the subsidiary merger are subject to the prior approval of the OTS under the Home Owners Loan Act. First Place and Northern have filed applications with the OTS to obtain prior approval of the acquisition, the conversion and the subsidiary merger. In reviewing applications, the OTS considers:

•	the effect of the transaction upon competition;

•	the financial and managerial resources and future prospects of the merging and resulting institutions;

•	the capital levels of the surviving savings institution;

•	the performance of the applicants in helping to meet the credit needs of the relevant communities, including low- and moderate-income neighborhoods; and

•	the convenience and needs of the community served.

The OTS will not approve a transaction:

•	that would result in a monopoly or would be in furtherance of any combination, conspiracy or attempt to monopolize the business of banking in any part of the United States; or

•	whose effect in any section of the United States may be to substantially lessen competition, or tend to create a monopoly, or which in any other manner would be in restraint of trade, unless the probable effects of the transaction in meeting the convenience and needs of the community clearly outweigh the anti-competitive effects of the transaction.

Any transaction approved by the OTS may not be completed until 30 days after the OTS’s approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds. With the approval of the OTS and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Ohio Division of Financial Institutions. Pursuant to the Ohio Revised Code, First Place and Northern have also filed an application with the Ohio Division of Financial Institutions to receive approval of the Superintendent of Financial Institutions. Under the Ohio Revised Code, the Superintendent shall approve the acquisition if, in the opinion of the Superintendent, the rights of all interested parties to the acquisition are protected.

Status of Applications and Notices. First Place and Northern have filed the required applications with applicable regulatory authorities in connection with the acquisition, the conversion and the subsidiary merger. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose any term, condition or restriction which either party reasonably determines in good faith would materially or adversely affect the economic or business benefits of the acquisition to such party, as to render inadvisable in its reasonable good faith judgment the consummation of the acquisition. If any such term, condition or restriction is imposed, either First Place or Northern may elect not to consummate the acquisition. See “—Conditions to the Acquisition,” beginning on page 56.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the acquisition from the standpoint of the adequacy of the merger consideration to be received by Northern shareholders. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the acquisition.

Business Pending the Acquisition

The merger agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending consummation of the acquisition. These covenants, which are contained in Article V of the merger agreement included as Annex I hereto, are briefly described below.

Pending consummation of the acquisition, Northern may not, among other things, take any of the following actions without the prior written consent of First Place:

•	conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and First Place the goodwill of the customers of Northern and its subsidiaries and others with whom business relations exist;

•	issue, sell or otherwise permit to become outstanding, or authorize the creation of any additional shares of equity or debt securities or any rights to acquire such stock or permit any additional shares of equity securities to become subject to grants of stock options, other than pursuant to stock options outstanding on the date of the merger agreement and disclosed to First Place;

•	make, declare, pay or set aside for payment any dividend or declare or make any distribution on any shares of Northern common stock, other than normal quarterly dividends in the amount of no more than $0.l5 per share of Northern common stock with record dates within seven days of March 20, 2006, June 20, 2006 and September 20, 2006, and paid on or about the last business day of each respective quarter, subject to Northern having to consult with First Place on the timing of the declaration, record dates, and payable dates of any such dividend paid by Northern prior to the effective time of the acquisition;

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

•	declare any special dividend;

•	amend its articles of incorporation, constitution or bylaws, or equivalent documents;

•	enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Northern or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (1) for renewals of employment or severance agreements in existence on the date of the merger agreement or normal individual increases in compensation or employee benefits to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in (i) an individual annual adjustment of more than 4.5% or (ii) an annual adjustment on an aggregate basis of more than 3.5%; (2) for other changes that are required by applicable law, (3) for bonus payments to employees of Northern at such time during the year and in such amounts as are consistent with past practice if such bonuses do not exceed $50,000 in the aggregate; and (4) to satisfy existing contractual obligations previously disclosed by Northern to First Place;

•	hire any person as an employee, except (1) to satisfy existing contractual obligations previously disclosed by Northern or (2) to fill a vacancy arising after the date of the merger agreement, provided that such person’s salary is less than $40,000 on an annual basis or, (3) hire for certain employee vacancies previously disclosed to First Place that Northern intends to fill after the date of the merger agreement with the prior advice, consultation and approval of First Place;

•	enter into, establish, adopt or amend or make any contributions to any employee benefit plan, except (1) as may be required by law, (2) to satisfy existing contractual obligations previously disclosed and (3) for up to $175,000 in contributions to Northern’s 401(k) plan for the 2005 calendar year;

•	acquire, transfer, sell, encumber or otherwise dispose of assets, deposits, business or properties;

•	make capital expenditures, other than in the ordinary course of business, in excess of $10,000;

•	change its principles, practices or methods of accounting except as required by GAAP;

•	enter into, renew, terminate, amend or modify any service agreement or other contract that exceeds $10,000 in value;

•	settle litigation claims which involve the payment by Northern in excess of $10,000 or would impose a material restriction on Northern or would create precedent for claims that may be material to Northern or have a material adverse effect;

•	enter into new businesses; change its principal operating policies;

•	file any application or make any contract with respect to branching or site location or site relocation;

•	enter into derivatives contracts; incur indebtedness, other than various forms of short-term indebtedness, or assume, guaranty, endorse or otherwise become responsible for obligations of another person outside the ordinary course of business;

•	make certain real estate investments;

•	make or modify loans outside of the ordinary course and in excess of certain limitations on the principal balances of such loans as set forth in the merger agreement;

•	use pricing for loans, unless approved by First Place;

•	acquire any debt security or equity investment with a term of one year or less in excess in the aggregate of $1,000,000, other than federal funds or short-term U.S. Government securities;

•	reduce, diminish or otherwise materially adversely affect the existing level, quality and frequency of advertising, commercials and/or other promotional campaigns for Northern and its subsidiaries;

•	elect any new member to the board of directors or any office of Northern or any subsidiary who is not already serving as member of such board or serving as an officer;

•	establish, acquire or otherwise create any new subsidiary;

•	enter into any agreement or arrangement with any Northern officer, director or their respective immediate family members, affiliates or associates, other than compensation of such officers and directors in the ordinary course of business or unless previously disclosed;

•	issue any broad communication to Northern’s customers or employees, except for communications done in the ordinary course of business that do not relate to the acquisition or the content of any such communication, if about the acquisition, is consistent with information publicly available through approved press releases or through SEC or OTS regulatory filings;

•	make any elections, or change current elections, with respect to taxes of Northern;

•	take any action that would prevent or impede the acquisition from qualifying as a reorganization under the Internal Revenue Code;

•	take any action that would result in (1) any of the representations and warranties of Northern not being true and correct in any material respect at or prior to the effective time of the acquisition, (2) any of the conditions to consummation of the acquisition set forth in the merger agreement not being satisfied or (3) a material violation of the merger agreement, except in each case as may be required by applicable law or regulation; or

•	agree to do any of the foregoing.

The merger agreement also provides that pending consummation of the acquisition, First Place may not, and will cause each subsidiary of First Place not to, take any of the following actions without the prior written consent of Northern:

•	take any action that would prevent or impede the acquisition from qualifying as a reorganization under the Internal Revenue Code;

•	take any action that would result in (1) any of the representations and warranties of First Place not being true in any material respect at or prior to the effective time of the acquisition, (2) any of the conditions to consummation of the acquisition set forth in the merger agreement not being satisfied, or (3) a material violation of the merger agreement, except in each case as may be required by applicable law or regulation;

•	acquire any entity whereby the consideration paid by First Place would cause First Place’s regulatory capital level to fall below “well capitalized;”

•	enter into any transaction providing for the disposition of substantially all of First Place’s assets;

•	declare or pay any extraordinary or special dividends on or make any extraordinary or special distributions to First Place’s shareholders; or

•	amend its certificate of incorporation or bylaws in a manner that would adversely affect the economic benefits of the acquisition to the holders of Northern common stock.

Board of Directors’ Covenant to Recommend the Merger Agreement

Pursuant to the merger agreement, the Northern board of directors is required to recommend that Northern shareholders approve the merger agreement at all times prior to and during the meeting of Northern shareholders at which the merger agreement is to be considered by them. However, the Northern board of directors may withhold, withdraw, amend or modify its recommendation if it determines in good faith, after consultation with its outside counsel and financial advisors, that such action is legally required in order for the directors of Northern to comply with their fiduciary duties to the Northern shareholders under applicable law, provided that any such action in connection with an “acquisition proposal” must comply with the requirements described under “—No Solicitation” on page 62.

No Solicitation

The merger agreement provides that Northern will not, and that Northern will direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an “acquisition proposal,” which is defined to mean any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Northern, or any purchase of all, or substantially all, of the assets of Northern, or more than 10% of the outstanding equity securities of Northern.

In the merger agreement, Northern also agreed that it would not and that it would direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise facilitate any effort or attempt to make or implement an acquisition proposal. However, Northern or its board of directors may:

•	comply with its disclosure obligations under federal or state law;

•	provide information in response to a request received from a person who has made an unsolicited bona fide written acquisition proposal if the Northern board of directors receives from such person an executed confidentiality agreement;

•	engage in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal; or

•	recommend such an acquisition proposal to the shareholders of Northern;

if and only to the extent that in each of the last three items referred to above, (1) the Northern board of directors determines in good faith following consultation with its outside legal counsel and financial advisors that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (2) the Northern board of directors determines in good faith following consultation with its outside legal counsel and financial advisors that such acquisition proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Northern’s shareholders from a financial point of view than the acquisition with First Place. An acquisition proposal that is received and considered by Northern in compliance with these requirements and approved by the Northern board of directors is referred to as a “superior proposal.” Northern is required to promptly notify First Place if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Northern or any of its representatives.

Representations and Warranties of the Parties

Pursuant to the merger agreement, First Place and Northern made certain customary representations and warranties relating to the following matters, among others:

•	corporate organization and similar corporate matters;

•	capital structure;

•	authorization of the merger agreement and related documents and the absence of conflicts;

•	consents and regulatory approvals required to effect the acquisition;

•	reports filed with the SEC, OTS, Ohio Division of Financial Institutions and other regulatory organizations, as applicable to such party;

•	financial statements and the absence of undisclosed liabilities;

•	legal proceedings;

•	employee benefit plan matters;

•	compliance with applicable laws and reporting requirements;

•	material agreements;

•	agreements with regulators;

•	loan portfolios;

•	property;

•	labor and employment matters;

•	intellectual property;

•	absence of certain changes or events;

•	board approval and applicable state takeover laws;

•	the shareholder vote required to approve the merger agreement;

•	transactions with affiliates; and

•	Community Reinvestment Act examination ratings.

In addition, Northern also made certain customary representations and warranties relating to taxes, investment securities, administration of fiduciary accounts, environmental matters, derivative transactions, assistance agreements, its mortgage banking business, benefits payable upon termination of employment, deposits, insurance and its indemnification obligations. For detailed information concerning these representations and warranties, reference is made to Articles III and IV of the merger agreement included as Annex I to this proxy statement/prospectus. Such representations and warranties generally must remain accurate through the completion of the acquisition unless the fact or facts that caused a breach of a representation and warranty have not had or are not reasonably likely to have a material adverse effect on the party making the representation and warranty. See “—Conditions to the Acquisition,” beginning on page 56.

Under the terms of the merger agreement, a material adverse effect on either First Place or Northern is defined to mean any effect that (1) is material and adverse to the business, properties, assets, liabilities, results of operations or financial condition of such entity and its subsidiaries taken as a whole or (2) would materially impair the ability of such entity to perform its obligations under the merger agreement or otherwise materially threaten or impede the consummation of the acquisition. However, under the terms of the merger agreement, none of the following would be deemed to constitute a material adverse effect on any entity:

•	changes in banking and similar laws of general applicability or interpretations of them by courts or governmental authorities;

•	changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally;

•	modifications or changes to valuation policies and practices, in connection with the transactions contemplated by the merger agreement or restructuring charges taken in connection with them, in each case in accordance with GAAP;

•	changes resulting from expenses in connection with the merger agreement;

•	the effects of any action or omission taken with the prior consent of the other party as contemplated by the merger agreement;

•	the payment of amounts due or provisions of any benefits to any officer or employee under any employment, change in control or severance agreements; and

•	acts of terrorism or war.

Conversion and Subsidiary Merger

Following the completion of the acquisition, Northern will convert from an Ohio-chartered savings association to a federal savings association, pursuant to a plan of conversion adopted by the Northern board of directors. The conversion is subject to regulatory approval and the approval of First Place, as the sole shareholder of Northern after the acquisition. The subsidiary merger will be completed following the completion of the conversion.

In connection with the subsidiary merger, First Place Bank and Northern will enter into a plan of merger pursuant to which First Place Bank will merge with and into Northern, with Northern as the surviving institution and wholly-owned subsidiary of First Place. The surviving institution, Northern, will change its name to “First Place Bank” and will change its main office from Elyria, Ohio to Warren, Ohio at the time the subsidiary merger is completed. This subsidiary merger is expected to occur in the early part of the third quarter of 2006. First Place intends to continue the Northern operations under the “Northern” name as a division of First Place Bank, which name use may be discontinued in First Place’s sole discretion after December 31, 2006. The plan of merger may be terminated by mutual consent of the parties at any time and will be terminated automatically in the event the merger agreement is terminated. In addition, First Place and Northern may agree, because of business, tax or other considerations, to revise the structure of the subsidiary merger before the subsidiary merger is completed by amending the plan of merger (e.g., by having Northern merge with and into First Place Bank). A revision to the structure of the subsidiary merger will not change the consideration you will receive in the acquisition.

Effective Time of the Acquisition

First Place is acquiring Northern through the merger of a newly formed interim federal savings association subsidiary of First Place with and into Northern, with Northern as the surviving institution. The acquisition will become effective upon the filing of articles of combination with the OTS and the filing of a certificate of merger with the Ohio Division of Financial Institutions, unless a different date and time is specified as the effective time in such documents. The articles of combination and the certificate of merger will be filed only after the satisfaction or waiver of all conditions to the acquisition set forth in the merger agreement, including approval of the merger agreement by Northern shareholders and receipt of the necessary regulatory approvals. The date of such filings will be the closing date of the acquisition.

At the effective time of the acquisition, the directors serving on the Northern board of directors immediately prior to the effective time will resign, except for one director who will continue after the effective time of the acquisition to serve on the board of Northern and the surviving institution following the subsidiary merger. The resigning directors will be replaced with the directors currently serving on the board of directors of First Place and First Place Bank. Also at the effective time, the executive officers of Northern prior to the effective time shall resign. First Place shall appoint new executive officers of Northern after the effective time. See “—Interests of Certain Persons in the Acquisition” beginning on page 69.

The First Place Community Foundation has agreed to provide $1.0 million of funding to community programs within Northern’s market area, subject to completion of the acquisition. The Northern Advisory Board, to be initially comprised of former directors of Northern, will serve in an advisory capacity to identify charitable organizations and opportunities in Northern’s market area for the First Place Community Foundation.

We expect to complete the acquisition in June of 2006, subject to the satisfaction of the conditions to the acquisition, including the receipt of required regulatory approvals.

Amendment, Waiver and Extension of the Merger Agreement

To the extent permitted under applicable law, the merger agreement may be amended at any time by the parties by action taken or authorized by their respective boards of directors. However, after shareholders of Northern have approved the merger agreement, no amendment may be made that would reduce the amount or change the form of the consideration to be received by Northern’s shareholders as provided in the merger agreement, without Northern shareholder approval.

At any time before the completion of the acquisition, the parties may, by action taken or authorized by their respective boards of directors, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any documents delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

All extensions and waivers must be in writing and signed by the party against whom the waiver is to be effective.

Termination of the Merger Agreement

The merger agreement may be terminated by:

•	mutual consent of First Place and Northern in a written instrument, if the board of directors of each party so determines by two-thirds vote of the members of its entire board;

•	either First Place or Northern upon written notice to the other:

•	60 days after the date on which any request or application for a requisite regulatory approval has been denied or withdrawn at the request of the governmental entity unless a petition for rehearing or amended application has been filed, except that this right to terminate the agreement will not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of the denial or request for withdrawal;

•	if any governmental entity shall have issued a final nonappealable order enjoining or otherwise prohibiting the completion of the acquisition or any transaction contemplated by the merger agreement;

•	if any regulatory approval contains a term, condition or restriction which the terminating party reasonably determines in good faith would materially adversely affect the economic or business benefits of the acquisition to such terminating party so as to render inadvisable, in its reasonable good faith judgment, the consummation of the acquisition;

•	if the acquisition is not completed by September 30, 2006, except that this right to terminate the merger agreement will not be available to any party whose failure to fulfill its obligations under the merger agreement has been the cause of, or has resulted in, the acquisition not being consummated by September 30, 2006;

•	if the shareholders of Northern do not approve the merger agreement at a duly held meeting of Northern shareholders; or

•	if the other party has materially breached any representation, warranty, covenant or other agreement under the merger agreement that has a material adverse effect on the terminating party, which has not been cured or could not be cured within 30 days following written notice of the breach and, as long as the party seeking to terminate the merger agreement has not also materially breached the merger agreement.

•	First Place if:

•	the board of directors of Northern does not recommend in this proxy statement/prospectus that its shareholders adopt the merger agreement;

•	after recommending in this proxy statement/prospectus that shareholders of Northern adopt the merger agreement, the board of directors of Northern withdraws, modifies or qualifies its recommendation in any respect adverse to the interests of First Place;

•	Northern fails to call, give proper notice of, convene and hold a meeting of its shareholders to consider and vote upon the merger agreement; or

•	a third party commences a tender offer or exchange offer for 20% or more of the outstanding Northern common stock and the board of directors of Northern recommends that Northern shareholders tender their shares in the offer or fails to recommend that they reject the offer within a specified period.

•	Northern if at any time prior to the annual meeting it determines to enter into an acquisition agreement or similar agreement with respect to a “superior proposal,” as defined in the merger agreement and under “—No Solicitation,” on page 62, which has been received and considered by Northern in full compliance with the applicable terms of the merger agreement, provided that Northern has notified First Place at least five business days in advance of any such termination and given First Place the opportunity during such period to make an offer at least as favorable as the superior proposal, as determined in good faith by the Northern board of directors.

•	Northern if at any time during the five-day period commencing two days after the determination date (as defined below):

(1)	First Place’s average closing price (as defined below) is less than $21.03 on the determination date; and

(2)	the quotient obtained by dividing First Place’s average closing price on the determination date by $25.85 is less than the quotient obtained by dividing the index price (as defined below) as of the determination date by $28.19, the index price as of January 26, 2006, minus 0.175.

First Place’s “average closing price” is the average of the daily last sale prices of First Place common stock as reported on the Nasdaq National Market for a period of 10 consecutive full trading days ending on the determination date.

The “determination date” is the date on which the last required regulatory approval for the acquisition is obtained, including the expiration of all statutory waiting periods.

The “index price” on a given date means the weighted average (weighted in accordance with the factors described in the following paragraph) of the closing prices on such date of the companies comprising the index group.

The “index group” means the bank holding companies and thrift holding companies listed below, the common stock of which shall be publicly traded and as to which there shall not have been, between January 26, 2006 and the determination date, an announcement of a proposal for such company to be merged with another unaffiliated company, acquired by an unaffiliated company or for such company to acquire another unaffiliated company or companies in transactions with an aggregate value exceeding 10% of the acquiror’s market capitalization as of January 26, 2006. In the event that the common stock of any of these companies ceases to be publicly traded or any such announcement is made with respect to any such company, such company will be removed from the index group, and the weights (which have been determined based on the index group companies’ market capitalization as of the January 26, 2006) redistributed proportionately for purposes of determining the index price. The bank holding companies and thrift holding companies and the weighting attributed to them are as follows:

Name	Ticker	Weighting Factor
Citizens First Bancorp, Inc.	CTZN	2.6%
City Holding Company	CHCO	8.3%
Community Trust Bancorp, Inc.	CTBI	6.0%
First Financial Corporation	THFF	4.6%
First Indiana Corporation	FINB	6.0%
First Merchants Corporation	FRME	6.2%
Harleysville National Corporation	HNBC	7.2%
Integra Bank Corporation	IBNK	4.8%
KNBT Bancorp, Inc.	KNBT	5.7%
Macatawa Bank Corporation	MCBC	4.6%
Mercantile Bank Corporation	MBWM	3.6%
Omega Financial Corporation	OMEF	4.7%
Peoples Bancorp Inc.	PEBO	3.8%
Republic Bancorp, Inc.	RBCAA	4.2%
S&T Bancorp, Inc.	STBA	12.1%
Sterling Financial Corporation	SLFI	7.8%
United Community Financial Corp.	UCFC	5.0%
Willow Grove Bancorp, Inc.	WGBC	2.8%

If each condition in (1) and (2) under the last bullet point on page 66 occurs, which means that the average closing price of First Place common stock has fallen by at least 17.5% since the signing of the merger agreement and that decrease is at least 17.5% greater than the decrease in the index price reflecting the stock prices of the index group, Northern has the right to terminate the merger agreement, which would not require any action of Northern shareholders. The Northern board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement under such circumstances. Any such decision would be made by the Northern board of directors in light of the circumstances existing at the time that the Northern board of directors has the opportunity to make such an election, if any. Before making any determination to terminate the merger agreement, the Northern board of directors would consult with its financial and other advisers and would consider all financial and other information it deemed relevant to its decision. In this regard, the Northern board of directors could consider many of the same factors that it considered in determining whether to approve and adopt the merger agreement, including the principal factors discussed under “—Northern’s Reasons for the Acquisition and the Recommendation of its Board of Directors” beginning on page 34. In particular, the Northern board of directors may analyze, among other factors, whether the then current consideration to be received in the acquisition would deliver more value to Northern shareholders than the value that could be expected if Northern were to continue as an independent company. In addition, the Northern board of directors would consider whether, in light of market and other industry conditions at the time of such decision, the exchange ratio remains fair from a financial point of view to the holders of shares of Northern common stock. There can be no assurance that the Northern board of directors would exercise its right to terminate the merger agreement if each condition in (1) and (2) under the last bullet point on page 66 occurred. If Northern elected not to exercise its right to terminate the merger agreement, the exchange ratio would remain 1.138 unless otherwise adjusted pursuant to the allocation procedures discussed above under “—Allocation Procedures” beginning on page 50.

If Northern elects to exercise its termination right as a result of a decline in the price of First Place’s common stock, it must give prompt written notice to First Place. This termination notice may be withdrawn by Northern at any time within the five-day period commencing two days after the determination date. If Northern gives notice of its intention to exercise its termination rights under these circumstances, First Place has five business days to increase the exchange ratio to equal the lesser of (i) a number equal to a quotient, the numerator of which is $21.03 multiplied by 1.138 and the denominator of which is the average closing price of First Place common stock, and (ii) a number equal to a quotient, the numerator of which is the quotient obtained by dividing the index price as of the determination date by $28.19, the index price as of January 26, 2006, minus 0.175, multiplied by 1.138 and the denominator of which is the quotient obtained by dividing First Place’s average closing price on the determination date by $25.85.

The following is an example of how the termination right may be triggered and the adjustment to the exchange ratio that would result if First Place elected to increase the exchange ratio to avoid the termination. This hypothetical example is provided solely to illustrate how the price termination provision operates. This example is not based on actual prices. For this example it is assumed that: (1) the average closing price of First Place common stock is $19.50 per share, which is less than $21.03, or the First Place floor price, and (2) the index price on the determination date is $27.50. First, divide $19.50 by $25.85 (the closing price of First Place’s common stock on the trading day immediately prior to the date the merger agreement was signed, or the starting date). The result is 0.754. Next, divide $27.50 (the hypothetical index price on the determination date) by $28.19 (the index price as of the start date, adjusted for stock dividends that have occurred following execution of the merger agreement), and subtract 0.175 from the result. This equals 0.801, or the First Place index ratio. Since the assumed average closing price is less than $21.03 and 0.754 is less than 0.801, the termination conditions are satisfied, giving Northern the right to terminate the merger agreement. First Place, upon receiving notice of Northern’s intention to terminate the merger agreement for this reason, may elect to prevent Northern’s termination of the merger agreement by increasing the exchange ratio, so that the value of the consideration received for each share of Northern common stock that is exchanged for First Place common stock is equal to the value obtained by using the formula included in the termination provision. The share value is calculated by dividing $23.93 (obtained by multiplying $21.03 (the First Place floor price) by the 1.138 exchange ratio) by $19.50 (the average closing price of First Place common stock). The result is 1.227, which would be the new exchange ratio for determining the per share stock consideration to be received by Northern shareholders.

The above example is for illustration only and is not a prediction of the average closing price of First Place common stock or the index price as of the determination date. The form and value of the consideration actually received by any individual Northern shareholder is dependent upon the elections made by all Northern shareholders and the allocation procedures, as well as the possible adjustment to the exchange ratio that may be made in connection with Northern’s right to terminate the merger agreement and First Place’s right to avoid that termination by increasing the exchange ratio as described above.

First Place is under no obligation to adjust the exchange ratio and there can be no assurance that First Place will elect to adjust the exchange ratio if Northern were to exercise its option to terminate the merger agreement as a result of a decline in the price of First Place’s common stock. Any such decision would be made by First Place in light of the circumstances existing at the time First Place has the opportunity to make such an election. If First Place elects to adjust the exchange ratio within the five-day period, it must give Northern prompt notice of that election and the adjusted exchange ratio, in which case Northern will no longer have any right to terminate the merger agreement as a result of the circumstances described above.

Termination Fee

The merger agreement provides that Northern must pay First Place a $3.5 million termination fee if First Place terminates the merger agreement upon the occurrence of any of the following conditions:

•	the Northern board of directors does not recommend in this proxy statement/prospectus that the Northern shareholders adopt the merger agreement;

•	after recommending the merger agreement in this proxy statement/prospectus, the Northern board of directors withdraws, modifies or qualifies its recommendation in any respect adverse to First Place;

•	Northern fails to call, give proper notice of, convene and hold a meeting of its shareholders to consider and vote upon the merger agreement; or

•	a third party commences a tender offer or exchange offer for 20% or more of the outstanding Northern common stock and the board of directors of Northern recommends that Northern shareholders tender their shares in the offer or fails to recommend that they reject the offer within a specified period.

Northern must also pay First Place a $3.5 million termination fee if Northern accepts a superior acquisition proposal that First Place decides not to match. See “—Termination of the Merger Agreement” beginning on page 65 and “—No Solicitation,” on page 62.

In addition, if the merger agreement is terminated because of the failure to obtain approval of the merger agreement by the Northern shareholders, then Northern will pay to First Place a termination fee of $500,000. If First Place has actual out-of-pocket costs and expenses that relate to its entering into the merger agreement and performing its obligations under the merger agreement that exceed $500,000, then Northern will pay to First Place an additional amount that is equal to the difference between First Place’s transaction expenses and $500,000, up to a maximum of $250,000. See “—Termination of the Merger Agreement” beginning on page 65.

Any termination fee that becomes payable pursuant to the merger agreement must be paid within one business day following the date of termination of the merger agreement. If Northern fails to timely pay the termination fee to First Place, Northern will be obligated to pay the costs and expenses incurred by First Place to collect such payment, together with interest.

Interests of Certain Persons in the Acquisition

In considering the recommendation of the board of directors of Northern to vote for the proposal to approve the merger agreement, Northern shareholders should be aware that certain of Northern’s directors and executive officers have interests in the acquisition as individuals which are in addition to, or different from, their interests as shareholders of Northern. The Northern board of directors was aware of these factors and considered them, among other matters, in approving the merger agreement and the acquisition. These interests are described below.

Stock Options. The merger agreement provides that at the effective time of the acquisition, each outstanding and unexercised option to purchase shares of Northern common stock will be canceled in exchange for a cash payment equal to the difference between the exercise price per share of the option and $29.00, multiplied by the number of vested shares subject to the option. See “—Payment and Termination of Northern Stock Options,” on page 56.

As of the date of this document, the directors and executive officers of Northern as a group held options to purchase an aggregate of 19,810 shares of Northern common stock, which will result in an aggregate payment to such officers and directors in respect of such options of $172,761 upon completion of the acquisition.

Employment Agreement between First Place and Neal Hubbard. As a condition to Northern’s obligation to consummate the acquisition, First Place or one of its subsidiaries and Neal Hubbard, Northern’s current President and Chief Executive Officer and Northern director, will enter into an employment agreement having terms and conditions acceptable to First Place and Mr. Hubbard. The employment agreement with First Place will replace Mr. Hubbard’s current employment agreement with Northern, except to the extent Mr. Hubbard is entitled to the benefits triggered by the acquisition described below. See “—Election of Directors—Executive Compensation—Employment Agreements” beginning on page 142.

Agreements with Executive Officers of Northern. The employment agreements entered into between Northern and each of Mr. Hubbard, Ms. Billings and Mr. Ketchum provide for certain benefits if a change in control of Northern occurs. The acquisition will constitute a change in control and, if the acquisition occurs, at the time of closing, Mr. Hubbard, Ms. Billings and Mr. Ketchum will entitled to the following benefits:

•	Mr. Hubbard and Ms. Billings will be entitled to a payment equal to 2.99 times their annual salary;

•	If Mr. Hubbard’s or Ms. Billings’ employment is terminated within two years after the acquisition, Northern, or First Place as its successor, must provide continued life, health and disability coverage substantially identical to the coverage maintained by Northern before termination of his or her employment until the earlier of 12 months thereafter or his or her employment by another employer;

•	Northern, or First Place, as its successor, is required to pay all legal fees and related expenses of Mr. Hubbard, Ms. Billings and Mr. Ketchum, limited to $100,000 in the case of Mr. Ketchum, arising out of any dispute under the employment agreement or the individual’s enforcement of his or her rights under the employment agreement following the acquisition; and

•	If Mr. Ketchum is terminated without cause within 36 months after the acquisition, Mr. Ketchum will be entitled to:

•	a payment equal to 2.99 times Mr. Ketchum’s annual salary if termination occurs within months one through and including 12;

•	a payment equal to two times Mr. Ketchum’s annual salary if termination occurs within months 13 through and including 24; or

•	a payment equal to Mr. Ketchum’s annual salary if termination occurs within months 25 through and including 36; and

•	continued life, health and disability coverage substantially identical to the coverage maintained by Northern before his termination until the earlier of twelve months after termination or Mr. Ketchum’s employment by another employer. Mr. Ketchum will also entitled to funds due to him as a result of his participation in the Northern tuition assistance and education reimbursement plan.

The other terms of Ms. Billings and Mr. Ketchum’s employment agreements will continue in effect following the acquisition. See “—Election of Directors—Executive Compensation—Employment Agreements” beginning on page 142.

Agreements with Other Officers. Northern has entered into agreements with three of its other officers which provide for a payment equal to such officer’s annual salary upon consummation of the acquisition.

Northern Designee on First Place’s and Northern’s Board of Directors. At the effective time of the acquisition, the directors of Northern will resign and be replaced by directors designated by First Place, which will then be Northern’s sole shareholder. The directors elected to serve as the new Northern board of directors will include one of the current directors of Northern, who will be selected by the current directors of Northern and approved by First Place. In addition, such individual will also serve as a director of First Place. The term of this individual as a director of both Northern and First Place will continue until such entity’s next annual shareholder’s meeting, and, if elected at such meeting, for an additional term thereafter.

Northern Advisory Board. At the time of closing of the acquisition, First Place will establish a regional advisory board that will have the responsibility of providing advice to First Place and Northern regarding Northern’s business and operations, market area and regional economic conditions following the acquisition and to the First Place Community Foundation regarding charitable organizations and opportunities in Northern’s market area. Northern’s current directors, Neal Hubbard, John P. Frain, Charles F. Lawson, William A. Shepard, Charles Keane, Timothy T. Grogan, James F. Hunt, Jeffrey B. Ohlemacher and Harold A. West will serve on the advisory board for a one year term, for which each will receive a fee of $2,000 for each quarterly meeting attended.

Indemnification and Insurance. Northern’s directors and officers are entitled to continuing indemnification against certain liabilities by virtue of provisions contained in Northern’s articles of incorporation, constitution, bylaws and indemnification agreements entered into by such officer or director and Northern. Pursuant to the merger agreement, First Place has agreed for a period of six years to indemnify and hold harmless each present and former director, officer and employee of Northern determined as of the effective time of the acquisition against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the acquisition, whether asserted or claimed prior to, at or after the effective time of the acquisition, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Northern or is or was serving at the request of Northern as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of the merger agreement or the consummation of any of the transactions contemplated by the merger agreement, to the fullest extent to which such indemnified parties would be entitled under the articles of incorporation, constitution and bylaws of Northern and/or any agreement, arrangement or understanding disclosed by Northern to First Place pursuant to the merger agreement, in each case as in effect on the date of the merger agreement.

Pursuant to the merger agreement, First Place has agreed to purchase an extended reporting period endorsement under Northern’s existing directors’ and officers’ liability insurance policy for Northern’s directors and officers or a substitute policy which shall provide such directors and officers with coverage following the effective time of the acquisition for an additional six years. First Place will not be required to expend in any one year an amount in excess of 150% of the aggregate premiums paid by Northern for such insurance in 2005, and, if First Place is unable to maintain or obtain comparable insurance within such premium limitations, First Place will use its reasonable best efforts to obtain the most advantageous coverage available for such maximum premium amount. These directors and officers’ insurance policies will cover acts or omissions occurring prior to the effective time of the acquisition by such directors and officers in their capacities as such.

Voting Agreements. In connection with the execution of the merger agreement, the executive officers and certain directors of Northern entered into voting agreements with First Place, pursuant to which such persons agreed to, among other things and subject to certain exceptions, vote, or cause to be voted, for approval of the merger agreement all shares of Northern common stock that, on the record date of the shareholder meeting, are owned directly by such persons with respect to which they have the power to vote. See “—Voting Agreements” on page 79.

Other than as set forth above, or in connection with such officer’s or director’s ownership of Northern common stock that will be exchanged in the acquisition, no director or executive officer of Northern has any direct or indirect material interest in the acquisition. For information regarding the number of shares of Northern common stock and options to purchase Northern common stock held by the Northern officers and directors, see “Information About Northern—Management” beginning on page 102 and “—Principal Shareholders,” beginning on page 104.

Certain Employee Matters

The merger agreement contains certain agreements of the parties with respect to various employee matters, which are briefly described below.

Benefits for Continuing Employees. Those employees of Northern whose employment is continued by First Place or its subsidiaries after the effective time shall become eligible to participate in employee benefit plans of First Place and its subsidiaries. Such plans will provide benefits substantially comparable to those provided under the employee benefit plans of Northern. The Northern employees continuing with First Place or its subsidiaries after the effective time will receive credit for their consecutive years of employment with Northern up to the effective time for purposes of any eligibility, vesting and benefit accrual or allocation requirements under the First Place employee benefit plans. First Place or its subsidiaries will cause its medical, dental or health plans to:

•	provide continuing employees with full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their dependents during the portion of the calendar year prior to such participation; and

•	waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the effective time to the extent such employee had satisfied any similar limitation or requirement under an analogous Northern benefit plan prior to the effective time.

The continuing employees shall not be excluded from participating in any medical plan due to the medical condition of such person that existed prior to the effective time.

In addition, First Place has agreed to permit Northern employees continuing with First Place or its subsidiaries after the effective time to participate in the First Place employee stock ownership plan beginning in January 2007. First Place has the right under the merger agreement to amend or terminate any of Northern’s benefit plans in accordance with their terms at any time after the effective time.

Northern Employees Not Continuing with First Place. Those employees of Northern who are terminated at the effective time, hired by First Place or its subsidiaries at the effective time but terminated within one year thereafter, or identified for inclusion in a work force reduction as a result of the pending acquisition and who sign and deliver a termination and release agreement in a form acceptable to First Place, will be entitled to severance pay equal to two weeks of pay for each full year of service, subject to a minimum of four weeks and a maximum of 30 weeks. Such payments will be made within 30 days after the later of the effective time or the date the release from employment becomes effective or the negotiated date of termination after the effective time. Northern employees employed by more than one entity will be eligible for severance pay based only on the entity with which they had the longest service. If Northern maintains or has a severance pay arrangement, any amounts paid to such terminated employee pursuant to that severance arrangement with Northern will reduce the severance amount described in this paragraph. In no event will there be any duplication of severance pay to Northern employees.

First Place has agreed to honor, in accordance with their terms, contractual rights of current and former employees of Northern existing as of the effective time of the acquisition, as well as all employment or change in control agreements of Northern which were previously disclosed to First Place, except to the extent such arrangements are modified in the case of Mr. Hubbard by the employment agreement he is to enter into at the time of the closing with First Place or one of its subsidiaries. Those amounts and discussion of severance arrangements are set forth under “- Interests of Certain Persons in the Acquisition” beginning on page 69. First Place will pay the amounts to the Northern and employees previously disclosed, which shall be the full and only payment due to such Northern employees, within 30 days after the effective time and upon receiving an executed receipt and release from each Northern employee dated as of the closing date.

Resale of First Place Common Stock

The shares of First Place common stock to be issued pursuant to the acquisition will be registered under the Securities Act of 1933. These shares will be freely transferable under the Securities Act of 1933, except for shares issued to any Northern shareholder who may be deemed to be an affiliate of First Place at or after the effective time for purposes of Rule 144 promulgated under the Securities Act of 1933 or an affiliate of Northern at the time of the annual meeting for purposes of Rule 145 promulgated under the Securities Act of 1933. Affiliates include persons who control, are controlled by or are under common control with First Place or Northern, as the case may be, and generally consist of executive officers, directors and 10% shareholders.

Rule 145 will restrict the sale of First Place common stock received in the acquisition by affiliates of Northern and certain of their family members and related interests. Generally speaking, during the year following the effective time of the acquisition, those persons who are affiliates of Northern at the time of the annual meeting, provided they are not affiliates of First Place at or following the effective time of the acquisition, may publicly resell any First Place common stock received by them in the acquisition, subject to certain limitations as to, among other things, the amount of First Place common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates may resell their shares without such restriction so long as there is adequate current public information with respect to First Place as required by Rule 144. Persons who are affiliates of First Place after the effective time of the acquisition may publicly resell the First Place common stock received by them in the acquisition subject to similar limitations and subject to certain filing requirements specified in Rule 144 and in a manner consistent with First Place’s insider trading policy. At the present time, it is anticipated that Mr. Neal Hubbard and one current director of Northern will become affiliated with First Place after the acquisition is completed.

The ability of affiliates to resell shares of First Place common stock received in the acquisition under Rules 144 or 145 as summarized herein generally will be subject to First Place’s having satisfied its reporting requirements under the Securities Exchange Act of 1934 for specified periods prior to the time of sale. Affiliates also would be permitted to resell First Place common stock received in the acquisition pursuant to an effective registration statement under the Securities Act of 1933 or another available exemption from the Securities Act of 1933 registration requirements. Neither the registration statement of which this proxy statement/prospectus is a part nor this proxy statement/prospectus covers any resales of First Place common stock received by persons who may be deemed to be affiliates of First Place or Northern in the acquisition.

Northern has agreed in the merger agreement to use its reasonable best efforts to cause each person who may be deemed to be an affiliate of it for purposes of Rule 145 to deliver to First Place a letter agreement intended to ensure compliance with the Securities Act of 1933.

Dissenters’ Rights

If the merger agreement is adopted, each Northern shareholder objecting to the merger agreement may be entitled to seek relief as a dissenting shareholder under Section 1701.85 of the Ohio Revised Code. The following is a summary of the principal steps a shareholder must take to perfect his or her dissenters’ rights under the Ohio Revised Code. This summary is qualified by reference to a complete copy of Section 1701.85 of the Ohio Revised Code, which is attached as Annex IV to this proxy statement/prospectus and incorporated by reference herein. Any dissenting shareholder contemplating exercise of his or her dissenters’ rights is urged to carefully review the provisions of Section 1701.85 and to consult an attorney, since failure to follow fully and precisely the procedural requirements of the statute may result in termination or waiver of such rights.

To perfect dissenters’ rights, a dissenting shareholder must satisfy each of the following conditions and must otherwise comply with Section 1701.85:

•

Must be a shareholder of record. A dissenting shareholder must be a record holder of the dissenting shares of Northern common stock on April 7, 2006 the record date established for determining those Northern shareholders entitled to vote on the proposal to approve and adopt the merger agreement.

Because only shareholders of record on the record date may exercise dissenters’ rights, any person who beneficially owns shares that are held of record by a broker, fiduciary, nominee or other holder and who desires to exercise dissenters’ rights must, in all cases, instruct the record holder of the shares to satisfy all of the requirements outlined under Section 1701.85;

•	Do not vote in favor of the acquisition. A dissenting shareholder must not vote his or her shares in favor of the proposal to approve and adopt the merger agreement at the Northern annual meeting. Failing to vote or abstaining from voting does not waive a dissenting shareholder’s rights. However, a proxy returned to Northern signed but not marked to specify voting instructions will be voted in favor of the proposal to approve and adopt the merger agreement and will be deemed a waiver of dissenters’ rights. A dissenting shareholder may revoke his or her proxy at any time before its exercise by: (1) delivering to Northern prior to the annual meeting a written notice of revocation addressed to Ms. Patricia Lyons, Secretary, The Northern Savings & Loan Company, 200 Middle Avenue, Elyria, Ohio 44035; (2) delivering to the Secretary of Northern prior to the annual meeting a properly executed proxy with a later date; or (3) or attending the annual meeting and voting in person;

•	File a written demand. A dissenting shareholder must deliver a written demand for payment of the fair value of his or her common shares to Northern on or before the tenth day following the Northern annual meeting. Any written demand must specify the shareholder’s name and address, the number and class of shares held by him or her on the record date, and the amount claimed as the “fair cash value” of the common shares. Northern will not notify shareholders of the expiration of this 10-day period; and

•	Deliver certificates for placement of a legend. If Northern so requests, a dissenting shareholder must submit his or her share certificates to Northern within fifteen days of such request for endorsement thereon by Northern that a demand for appraisal has been made. Such a request is not an admission by Northern that a dissenting shareholder is entitled to relief. Northern will promptly return the share certificates to the dissenting shareholder. At the option of Northern, a dissenting shareholder who fails to deliver his or her certificate upon request from Northern may have his or her dissenter’s rights terminated, unless a court for good cause shown otherwise directs.

Northern and a dissenting shareholder may come to agreement as to the fair cash value of the common shares. If Northern and any dissenting shareholder cannot agree upon the fair cash value of the common shares, then either Northern or the dissenting shareholder may, within three months after service of demand by the dissenting shareholder, file a petition in the Court of Common Pleas of Lorain County, Ohio, for a determination that the shareholder is entitled to exercise dissenters’ rights and to determine the fair cash value of the common shares. The court may appoint one or more appraisers to recommend a fair cash value. The fair cash value is to be determined as of the day prior to the date of the Northern annual meeting. The fair cash value is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event may the fair cash value exceed the amount specified in the dissenting shareholder’s demand. In determining this value, any appreciation or depreciation in the market value of the common shares resulting from the merger is excluded. The Ohio Supreme Court, in Armstrong v. Marathon Oil Company, 32 Ohio St. 3d 397 (1987), has held that fair cash value for publicly traded shares of a company with significant trading activity will be the market price for such shares on the date that the transaction is submitted to the shareholders or directors for final approval, as adjusted to exclude the impact of the transaction giving rise to the dissenters’ rights. The fair cash value may ultimately be more or less than the per share merger consideration. Interest on the fair cash value and costs of the proceedings, including reasonable compensation to any appraisers, are to be assessed or apportioned as the court considers equitable.

Payment of the fair cash value must be made within 30 days after the later of the final determination of such value or the closing date of the merger. Such payment shall be made only upon simultaneous surrender to Northern of the share certificates for which such payment is made.

A dissenting shareholder’s rights to receive the fair cash value of his or her Northern common shares will terminate if:

•	the dissenting shareholder has not complied with Section 1701.85;

•	the acquisition is abandoned or is finally enjoined or prevented from being carried out, or the Northern shareholders rescind their approval and adoption of the merger agreement;

•	the dissenting shareholder withdraws his or her demand with the consent of Northern by its board of directors; or

•	the dissenting shareholder and Northern’s board of directors have not agreed on the fair cash value per share and neither has filed a timely complaint in the Court of Common Pleas of Lorain County, Ohio.

All rights accruing from Northern common shares, including voting and dividend and distribution rights, are suspended from the time a dissenting shareholder makes a demand for appraisal with respect to such shares until the termination or satisfaction of the rights and obligations of the dissenting shareholder and Northern arising from such demand. During this period of suspension, any dividend or distribution paid on the common shares will be paid to the record owner as a credit upon the fair cash value thereof. If a shareholder’s dissenters’ rights are terminated other than by purchase by Northern of the dissenting shareholder’s common shares, then at the time of termination all rights will be restored and all distributions that would have been made, but for suspension, will be made.

Federal Income Tax Consequences

General. The following description of certain material federal income tax consequences of the acquisition to shareholders of Northern is based upon the opinion of Patton Boggs LLP, legal counsel to First Place. The federal income tax laws are complex and the tax consequences of the acquisition may vary depending upon each shareholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the acquisition and, in particular, may not address federal income tax considerations that may affect the treatment of shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of Northern common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold Northern common stock as part of a “hedge,” “straddle” or “conversion transaction”). In addition, no opinion is expressed with respect to the tax consequences of the acquisition under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. This description is based on laws, regulations, rulings and judicial decisions as in effect on the date of this proxy statement/ prospectus, without consideration of the particular facts or circumstances of any holder of Northern common stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this description would not be different.

Tax matters are very complicated, and the tax consequences of the acquisition to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the acquisition.

Tax Opinions. First Place and Northern have received an opinion from Patton Boggs LLP regarding certain tax aspects of the acquisition. The opinion is based on facts, representations and assumptions that were provided by First Place and Northern and that are consistent with the state of facts that First Place and Northern believe will exist as of the effective time of the acquisition. On the basis of such facts, representations and assumptions, Patton Boggs LLP has opined that for federal income tax purposes, the acquisition, when consummated in accordance with the terms of the merger agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

As a condition precedent to the obligations of First Place and Northern to effect the acquisition, Patton Boggs LLP must issue an opinion, dated as of the effective date of the acquisition, that the acquisition will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Such opinion will be based upon facts existing at the effective time of the acquisition, and in rendering such opinion, counsel will require and rely upon facts, representations and assumptions that will be provided by First Place, Northern and others.

First Place and Northern will not seek any ruling from the Internal Revenue Service regarding any matters relating to the acquisition, and as a result there can be no assurance that the Internal Revenue Service will agree with any of the conclusions described herein.

The Acquisition. The parties expect that the acquisition, when consummated in accordance with the terms of the merger agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, to the date of this proxy statement/prospectus, and, accordingly, neither First Place nor Northern will recognize any taxable gain or loss as a result of the acquisition.

The federal income tax consequences of the acquisition to a Northern shareholder generally will depend on whether the shareholder receives cash, First Place common stock or a combination thereof in exchange for the shareholder’s shares of Northern common stock.

•	Receipt of Only Stock. A Northern shareholder who receives solely First Place common stock in exchange for all of such shareholder’s shares of Northern common stock pursuant to the acquisition will not recognize gain or loss on the exchange. The shareholder’s aggregate basis of all of the First Place common stock actually received pursuant to the acquisition will be the same as his or her basis in Northern common stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received (as described below). The shareholder’s holding period in each share of First Place common stock received in the acquisition (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the share of Northern common stock surrendered in exchange for the share of First Place common stock, provided that the exchanged shares of Northern common stock were held by such shareholder as a capital asset at the effective time of the acquisition. Recently promulgated Treasury Regulations provide guidance on the allocation of basis among specific shares of stock received in a tax-free reorganization and the holding periods of shares of stock received when the transferor exchanges shares with varying tax bases or holding periods. Northern shareholders that hold multiple blocks of Northern common stock should consult their tax advisors regarding the application of these rules, including designations that a shareholder can make under the regulations and the timing of making the designations.

•

Receipt of Only Cash. A Northern shareholder who receives solely cash in exchange for all of such shareholder’s shares of Northern common stock pursuant to the acquisition generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder’s aggregate tax basis for such shares of Northern common stock, which gain or loss will be long-term capital gain or loss if such shares of Northern common stock were held as a capital asset for more than one year at the effective time of the acquisition. If, however, any such Northern shareholder’s receipt of cash has the effect of a distribution of a dividend, the gain will be treated as ordinary dividend income to the extent of the shareholder’s ratable share of First Place’s accumulated earnings as profits. For purposes of determining whether a Northern shareholder’s receipt of cash has the effect of a distribution of a dividend, the Northern shareholder will be treated as if it first exchanged all of its Northern common stock solely in exchange for First Place common stock and then First Place immediately redeemed a portion of that stock for the cash the Northern shareholder actually received in the acquisition. Receipt of cash will generally not have the effect of a distribution of a dividend to the Northern shareholder if such receipt is, with respect to the Northern shareholders, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In determining whether the receipt of cash is “not essentially equivalent to a dividend” or “substantially disproportionate,” with respect to the Northern shareholder, certain constructive ownership rules must be taken into account. Under the constructive ownership rules of the Code, a shareholder may be treated as owning stock that is actually owned by another person or entity. Northern shareholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Northern common stock will be treated as a dividend. Dividends are generally currently taxed at the same rates that apply to long-term capital gains.

•	Receipt of Cash and Stock. A Northern shareholder who receives both First Place common stock and cash consideration in exchange for all of his or her shares of Northern common stock generally will recognize gain, but not loss, with respect to each share of Northern common stock exchanged equal to the lesser of (i) the excess, if any, of (1) the fair market value of the First Place common stock received (including any fractional share of First Place common stock deemed to be received and exchanged for cash) for such share of Northern common stock and the amount of cash received (excluding any cash received in lieu of a fractional share of First Place common stock) in exchange for such share of Northern common stock over (2) the shareholder’s tax basis in such share of Northern common stock, and (ii) the cash received by such shareholder for such share of Northern common stock. Because the terms of the exchange do not specify the specific shares that a Northern shareholder exchanges for cash and the specific shares the Northern shareholder exchanges for stock, recently promulgated regulations require that a Northern shareholder who receives cash and shares of First Place common stock be treated as receiving for each share of Northern common stock a pro rata portion of the total shares of First Place common stock received by the shareholder and a pro rata portion of the total cash (other than for fractional shares) received by the shareholder. Gain will be long-term capital gain if the shares of Northern common stock with respect to which the gain is recognized were held as a capital asset at the effective time of the acquisition for more than one year. Any gain recognized by a shareholder may be subject to treatment as a dividend for federal income tax purposes as described above. A Northern shareholder’s tax basis in shares of the First Place common stock received for a share of Northern common stock will be the same as his or her basis in Northern common stock surrendered in exchange therefor, reduced by the amount of cash treated as received (other than cash for fractional share interest) for such share, and increased by the amount treated as a dividend, if any, and the amount of gain, if any, recognized by such shareholder with respect to such share. The shareholder’s holding period in each share of First Place common stock received in the acquisition (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the share of Northern common stock surrendered in exchange for the share of First Place common stock, provided that the exchanged shares of Northern common stock were held by such shareholder as a capital asset at the effective time of the acquisition. Recently promulgated Treasury Regulations provide guidance on the allocation of basis among specific shares of stock received in a tax-free reorganization and the holding periods of shares of stock received when the transferor exchanges shares with varying tax bases or holding periods. Northern shareholders that hold multiple blocks of Northern common stock should consult their tax advisors regarding the application of these rules, including designations that a shareholder can make under the regulations and the timing of the designations.

No fractional shares of First Place common stock will be issued in the acquisition. A Northern shareholder who receives cash in lieu of a fractional share will be treated as having received such fractional share pursuant to the acquisition and then as having exchanged such fractional share for cash in a redemption by First Place. A Northern shareholder should generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the shareholder’s tax basis in the fractional share. Any capital gain or loss will be long-term capital gain or loss if the Northern common stock exchanged was held by such shareholder as a capital asset for more than one year at the effective time of the acquisition.

Tax Consequences to Option Holders. Each holder of options to acquire Northern shares for an exercise price of less than $29.00 per share will be entitled to receive in cancellation of each option, cash equal to the product of (a) the number of shares of Northern common stock subject to the option and (b) an amount equal to the excess of $29.00 over the exercise price per share of stock under such option.

Each option holder who received an option from Northern will recognize ordinary income equal to the amount of cash received with respect to the cancellation of the option. Northern will be required to withhold income tax liability on payments to option holders who are employees. The payments may also result in Social Security and/or Medicare tax liability to recipients and, in the case of employees, applicable withholding for such taxes. Holders who did not acquire their options from the company for services rendered or to be rendered should consult their tax advisors for advice on the tax consequences of the cancellation of their options.

Backup Withholding. Non-corporate holders of Northern common stock may be subject to information reporting and backup withholding imposed at a rate of 28% on any cash payments they receive. Northern shareholders will not be subject to backup withholding, however, if they:

•	have furnished or will furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Northern shareholder’s United States federal income tax liability, provided they furnish the required information to the Internal Revenue Service.

Reporting Requirements. Northern shareholders who receive First Place common stock as a result of the acquisition will be required to retain records pertaining to the acquisition and will be required to file with their United States federal income tax return for the year in which the acquisition takes place a statement setting forth certain facts relating to the acquisition.

Accounting Treatment of the Acquisition

The acquisition will be accounted for under the purchase method of accounting under GAAP. Under this method, Northern’s assets and liabilities as of the closing date of the acquisition will be recorded at their respective fair values and added to those of First Place. Any difference between the purchase price for Northern and the fair value of the identifiable net assets acquired (including core deposit intangibles and customer intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the acquisition will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by First Place in connection with the acquisition will be amortized to expense in accordance with the new rules. The financial statements of First Place issued after the acquisition will reflect the results attributable to the acquired operations of Northern beginning on the date of completion of the acquisition. The unaudited per share pro forma financial information contained herein has been prepared using the purchase method of accounting. See “Comparative Unaudited Per Share and Selected Financial Data,” on page 19.

Expenses of the Acquisition

The merger agreement provides that each of Northern and First Place will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial consultants, accountants and counsel, except (1) filing and other fees paid to the SEC, OTS and other governmental entities in connection with the acquisition, the subsidiary merger and other transactions contemplated by the merger agreement shall be borne by First Place and (2) transaction expenses to be paid by Northern to First Place upon termination of the merger agreement if the Northern shareholders fail to approve the merger agreement. See “—Termination of the Merger Agreement” beginning on page 65 and “—Termination Fee” on page 69.

Listing of First Place Common Stock and Delisting of Northern Common Stock

First Place has agreed to use its reasonable best efforts to cause the shares of First Place common stock to be issued in the acquisition to be listed on the Nasdaq National Market before the completion of the acquisition. Upon completion of the acquisition, Northern common stock will no longer be quoted on the OTC-BB and will be deregistered under the Securities Exchange Act of 1934.

Voting Agreements

In connection with the execution of the merger agreement, the following directors and executive officers of Northern entered into a voting agreement with First Place: Neal Hubbard, John P. Frain, Charles F. Lawson, Charles Keane, James F. Hunt, Jeffrey B. Ohlemacher, Harold A. West, Melinda A. Billings and James F. Ketchum. Pursuant to the terms of the voting agreements, these Northern directors and executive officers each agreed that they will be present in person or by proxy at all meetings of Northern shareholders called to vote for approval of the merger agreement or in connection with any written consent of the shareholders of Northern so that all shares of Northern common stock that each person is entitled to vote will be counted for purposes of a quorum at each such meeting. Such directors and executive officers agreed, except upon a termination of the merger agreement in the case of a superior proposal, to vote, or cause to be voted, for approval of the merger agreement all shares of Northern common stock that, on the record date of the shareholder meeting, are owned directly by such person with respect to which they have the power to vote. In addition, each of these directors and executive officers agreed to vote against any other proposal of a similar nature to the merger agreement, which does not involve First Place.

Also under the voting agreement, the Northern directors and executive officers agreed that, subsequent to the date of the merger agreement, they will not: (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any shares of Northern common stock now or hereafter owned directly by them, except for pledges of such shares pursuant to a standard margin contract or arrangement in the ordinary course of business; or (b) deposit any shares of Northern common stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Northern common stock owned directly by them or grant any proxy with respect thereto, other than to members of the Northern board of directors for the purpose of voting to approve the merger agreement and the acquisition and matters related thereto.

The voting agreements will remain in effect until the earlier to occur of:

•	the favorable vote of Northern shareholders with respect to the approval of the merger agreement and the acquisition;

•	the termination of the merger agreement in accordance with its terms; or

•	the effective time of the acquisition.

As of April 7, 2006, the Northern directors and executive officers that entered into voting agreements directly held approximately 8.9% of the outstanding shares of Northern common stock.

Operations of First Place After the Acquisition

The acquisition is expected to be completed in June of 2006. Therefore, for its fiscal year ended June 30, 2006, First Place expects to achieve minimal operational cost savings, revenue enhancements and other operating synergies subsequent to the acquisition.

First Place expects significant operational cost savings, revenue enhancements and other operating synergies following the acquisition of Northern. The cost savings and operating synergies are expected to amount to approximately $3.1 million and are to be derived primarily from the proceeds of the liquidation of Northern’s securities portfolio, net of the cash paid to Northern’s shareholders, into higher yielding assets and the elimination of duplicative legal, accounting and shareholder-related costs along with savings from the integration of back-office operations. In addition, because Northern will be acquired by First Place, the costs associated with Northern operating as a publicly-held entity will be eliminated. Furthermore, the subsidiary merger will reduce the regulatory costs associated with operating two institutions with separate bank charters. First Place anticipates that it will be able to increase revenues from the Northern franchise by cross-selling products and services to Northern customers that are currently not offered by Northern, for example, mortgage banking, cash management and First Place Bank’s deposit overdraft protection program. First Place has not estimated these revenue enhancements, however, and did not include them in its financial analysis of the acquisition.

Because of the uncertainties inherent in merging two financial institutions, changes in the regulatory environment and changes in economic conditions, no assurances can be given that any particular level of cost savings, revenue enhancements or other operating synergies will be realized, that any such cost savings, revenue enhancements or other operating synergies will be realized over the time period currently anticipated or that such cost savings, revenue enhancements or other operating synergies will not be offset to some degree by increases in other expenses, including expenses related to integrating the two companies.

MARKET PRICES AND DIVIDENDS

Shares of First Place common stock currently trade on the Nasdaq National Market under the symbol “FPFC.” Shares of Northern common stock are quoted on the Over-the-Counter Bulletin Board Service, or “OTC-BB,” under the symbol “NLVS.OB.” The OTC-BB is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter securities, but is not an issuer listing service, market or exchange.

As of April 7, 2006, there were 15,136,384 shares of First Place common stock outstanding, which were held by approximately 3,510 holders of record; and there were 2,458,068 shares of Northern common stock outstanding, which were held by approximately 550 holders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through brokerage firms and others.

The following table sets forth the high and low sales prices of First Place common stock as reported on the Nasdaq National Market and of Northern common stock as reported on the OTC-BB for the periods indicated. The following table also sets forth the dividends declared per share of First Place common stock and Northern common stock for the periods indicated.

	First Place			Northern(1)
	Market Price		Dividends Declared Per Share	Market Price		Dividends Declared Per Share
Calendar Period	High	Low		High	Low
2006
Quarter ended June 30 (through April 27, 2006)	$24.92	$22.66	$0.140	$27.95	$26.25	$—
Quarter ended March 31	$25.92	$23.24	$0.140	$28.35	$16.98	$0.15

2005
Quarter ended December 31	$25.94	$20.53	$0.140	$20.95	$16.40	$0.55	(2)
Quarter ended September 30	22.66	19.00	0.140	18.00	17.00	0.15
Quarter ended June 30	21.13	16.66	0.140	18.65	16.70	0.15
Quarter ended March 31	23.08	18.01	0.140	19.00	18.05	0.15

2004
Quarter ended December 31	$23.27	$18.64	$0.140	$20.00	$18.33	$0.15
Quarter ended September 30	20.28	16.65	0.140	19.05	17.62	0.14
Quarter ended June 30	18.67	16.44	0.140	20.71	18.57	0.14
Quarter ended March 31	20.00	17.62	0.140	21.90	20.38	0.14

2003
Quarter ended December 31	$20.00	$17.36	$0.140	$25.24	$20.71	$0.17
Quarter ended September 30	19.36	16.51	0.140	27.46	19.76	0.14
Quarter ended June 30	17.50	15.15	0.125	20.00	18.57	0.12
Quarter ended March 31	17.40	15.20	0.125	20.00	18.10	0.12

(1)	The market price and per share dividend information presented for Northern for the 2003 calendar year and thereafter reflect a two-for-one stock split of Northern common stock in July 2003 and a 5% stock dividend in December 2004.
(2)	The dividends declared by Northern during the quarter ended December 31, 2005 included the regular quarterly dividend of $0.15 per share and a special dividend of $0.40 per share, each of which was paid to shareholders of record on December 23, 2005.

First Place currently pays a quarterly cash dividend to its shareholders. Subject to the review and approval of the First Place board of directors, First Place intends to continue to pay quarterly cash dividends to its shareholders. The payment of dividends by First Place and Northern will depend upon a number of factors, including capital requirements, regulatory limitations, financial condition, and results of operations. The management and the board of directors of Northern continue to review its cash dividend payout to its shareholders. Northern intends to continue its policy of paying quarterly dividends and does not currently expect to pay any special dividend to its shareholders. In addition, the merger agreement limits Northern’s ability to pay dividends, other than its regular quarterly dividend, without the consent of First Place and restricts First Place’s ability to declare any special or extraordinary dividend, without the consent of Northern.

For additional information concerning restrictions on the payment of dividends see “The Acquisition—Business Pending the Acquisition” beginning on page 59 .

The following table shows the closing price per share of the First Place common stock and the Northern common stock on (1) January 26, 2006, the last trading day preceding public announcement of the merger agreement, and (2) April 27, 2006, the last full trading day for which closing prices were available at the time of the printing of this document. The historical prices are as reported on the Nasdaq National Market and on the OTC-BB for First Place and Northern, respectively. The following table also includes the equivalent price per share of Northern common stock on those dates. The equivalent per share price reflects the value of First Place common stock that would be received by Northern shareholders who receive shares of First Place common stock in the acquisition based on an assumed exchange ratio of 1.138 shares of First Place common stock for each share of Northern common stock. This exchange ratio is subject to adjustment in accordance with the allocation procedures which are described under “The Acquisition—Allocation Procedures” beginning on page 50 and Northern’s right to terminate the merger agreement which is described under “—Termination of the Merger Agreement” beginning on page 65.

	Historical Market Value Per Share		Equivalent Market Value Per Share of Northern
Date	First Place	Northern
January 26, 2006	$25.85	$20.00	$29.42
April 27, 2006	$23.09	$27.00	$26.28

Northern shareholders are advised to obtain current market quotations for the First Place common stock. The stock consideration to be provided to shareholders of Northern in connection with the acquisition is based on an exchange ratio that is subject to possible adjustment at the closing if there is a decrease in the market value of First Place common stock between the signing of the merger agreement and the closing of the acquisition. Accordingly, Northern shareholders may receive more than 1.138 shares of First Place common stock in exchange for a share of Northern common stock. In addition, shareholders of Northern are not assured of receiving a specific market value of First Place common stock for their shares of Northern common stock at the time of closing or when they receive their shares of First Place common stock. The market price of First Place common stock at the closing of the acquisition and at the time Northern shareholders receive stock certificates evidencing their stock consideration after the closing may be higher or lower than the market price at the time the merger agreement was executed, at the date of mailing of this document or at the time of the annual meeting.

INFORMATION ABOUT FIRST PLACE

General

First Place is a unitary savings and loan holding company incorporated under the laws of the State of Delaware in 1998. First Place was formed for the purpose of becoming a holding company to own all of the outstanding capital stock of First Place Bank. First Place Bank, a federal savings association and wholly-owned subsidiary of First Place, currently operates 21 retail locations in Trumbull, Mahoning and Portage counties in Ohio and two business financial centers in Cuyahoga County, Ohio. In addition, First Place Bank, through its Franklin Bank Division, has five retail locations located in Southeastern Michigan near the Detroit metropolitan area. First Place Bank also operates 15 loan production offices of which 10 are located throughout Ohio, four are located in Michigan and one is located in Indiana. First Place Bank’s principal business consists of accepting retail and business deposits from the general public and investing these funds primarily in one-to four-family residential mortgage, home equity, multifamily, commercial real estate, commercial and construction loans. First Place Bank’s deposits are insured by the Savings Association Insurance Fund, or SAIF, of the FDIC. The OTS is the primary regulator for First Place and First Place Bank.

First Place is also the parent company of a second wholly-owned subsidiary, First Place Holdings, Inc. First Place Holdings is a non-banking subsidiary that has five operating subsidiaries: First Place Insurance Agency, Ltd.; Coldwell Banker First Place Real Estate, Ltd.; APB Financial Group, Ltd.; American Pension Benefits, Inc.; and TitleWorks Agency, LLC. First Place Insurance Agency, Ltd. offers property, casualty, health and life insurance products. Coldwell Banker First Place Real Estate, Ltd. is a residential and commercial real estate brokerage firm. APB Financial Group, Ltd. and American Pension Benefits, Inc. are employee benefit consulting firms and specialists in wealth management, and provide services to both businesses and consumers. First Place Holdings owns 75% of TitleWorks Agency, LLC, which provides real estate title services. Through First Place Bank and First Place Holdings, Inc, First Place is able to offer a wide variety of business and retail banking products, as well as a full range of insurance, real estate, and investment services. In addition to these operating subsidiaries, First Place has three wholly-owned affiliates, First Place Capital Trust, First Place Capital Trust II and First Place Capital Trust III, which are special purpose entities that are accounted for using the equity method based on their nature and purpose. These special purpose entities were formed in connection with the issuance of trust preferred securities.

At December 31, 2005, First Place had total assets of approximately $2.6 billion, deposits of $1.8 billion and shareholders’ equity of $245.2 million. First Place’s executive offices are located at 185 East Market Street, Warren, Ohio 44481 and its telephone number is (330) 373-1221.

Management and Additional Information

Certain information relating to executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to First Place is incorporated by reference or set forth in First Place’s annual report on Form 10-K for the year ended June 30, 2005 which is incorporated herein by reference. Shareholders desiring a copy of such document may contact First Place at its address or telephone number indicated under “Where You Can Find More Information,” beginning on page 153.

INFORMATION ABOUT NORTHERN

General

Founded in 1920, Northern is an Ohio-chartered, federally insured savings association. Northern’s market area is Lorain County and western Cuyahoga County, Ohio. Northern’s main office is located at 200 Middle Avenue, Elyria, Ohio 44035. Its telephone number is (440) 323-7451. Northern conducts business through its main office in Elyria and its College Park, Midway Mall, East Broad Street, North Ridgeville, Grafton and Amherst branch offices, as well as its loan production office in Avon Lake, all located in Lorain County, Ohio. Lorain County is one of five counties located in the Cleveland-Lorain-Elyria Metropolitan Statistical Area.

Northern is a community-oriented financial institution serving its market area with a wide selection of residential loans and retail financial services, emphasizing customer service. Northern’s services include consumer and commercial checking accounts, safe deposit box rental, savings accounts and savings certificates, residential and commercial real estate loans, and secured and unsecured consumer loans. It provides these services through a branch network comprised of full-service banking offices, online banking, eight proprietary ATMs, access to a network of metropolitan, regional, and national ATMs, and electronic fund transfer services.

Northern’s business consists primarily of attracting deposits from the general public and originating and investing in loans secured by first mortgage liens on residential and other real estate. Traditionally, Northern has not accepted brokered funds. Northern also invests in certain government obligations and other investments permitted by federal and state law. The principal sources of funds for lending activities are deposits and principal payments on loans. Northern’s principal source of earnings is interest income. Its principal expenses are interest paid on deposit accounts and operating expenses.

Management recognizes that the thrift industry is changing rapidly. Consumer-oriented services historically provided by banks are now being offered by thrifts. To compete effectively in this environment, Northern’s goal is to provide its customers with a consumer-oriented institution where a wide range of financial needs can be met, including a full range of deposit services such as ATM services, internet home banking, VISA® debit cards, IRA accounts, various consumer loan products to finance automobiles, boats, home improvements, education, and MasterCard® credit cards.

Lending

General.    Northern has traditionally been an originator of portfolio loans. Northern’s primary lending activity is originating conventional first mortgage loans secured by residential real property. Conventional loans are loans that are not insured by the Federal Housing Administration or partially guaranteed by the Veterans Administration. Within this category, most of Northern’s loans are made to home owners on the security of single-family dwellings. At December 31, 2005, Northern’s net loans receivable totaled $287 million, representing approximately 84.1% of its total assets. At that date, approximately 88.7% of total loans consisted of loans secured by first mortgage liens on residential properties. The majority of Northern’s commercial loans are likewise secured by real estate.

In order to manage interest rate risk in the loan portfolio, Northern has implemented measures designed to provide increased interest income during periods of rising interest rates. These measures include: (1) origination of permanent mortgage loans with adjustable interest rates and (2) origination of residential construction and development loans with adjustable interest rates. At December 31, 2005, approximately $103.6 million (36.0% of total mortgage loans) were comprised of such loans (the percentage of adjustable rate mortgages is calculated before deduction of loans in process, fees or loan loss reserve and does not include mortgage-backed securities).

1- to 4-family Residential Real Estate Lending.    The cornerstone of Northern’s lending program has been the origination of permanent loans secured by mortgages on owner-occupied, 1- to 4-family residences. At December 31, 2005, $255.6 million or 88.7%, of Northern’s mortgage loans consisted of loans on 1- to 4-family residences, either permanent or construction permanent (before deduction of loans-in-process, deferred fees and expenses and allowance for loan losses). Substantially all of these loans were secured by properties located in Northern’s primary market area and throughout Northeast Ohio.

Northern has originated a variety of residential loans, including conventional 15- and 30- year fixed rate loans, one, three, five and seven year adjustable rate mortgages (ARMs) and, to a lesser extent, other terms of fixed rate loans. Northern has rarely sold the mortgage loans that it originates, although the loans are underwritten using standards that qualify them for sale in the secondary market. Northern has arrangements to sell certain long-term, fixed-rate loans it originates in the secondary market should management decide to do so. In 2004 and 2005, Northern’s management decided to retain the mortgage loans it originated. No loans were sold during 2005 and only three were sold during 2004 totaling $339,047. Northern’s correspondent relationships provide an additional outlet for business development in residential lending.

Northern’s 1- to 4-family residential ARMs are fully amortizing loans with contractual maturities up to 30 years. The interest rates on the majority of ARMs are subject to adjustment at one or three year intervals. In addition, Northern originates some ARMs with three or five years until the first interest rate adjustment and subsequent adjustments at one year intervals. The majority of ARM products carry interest rates that are reset to a stated margin over an index based on the related U.S. Treasury Constant Maturities Index for securities with terms to maturity of the same length as the applicable adjustment period. Decreases or increases in the interest rate are generally limited to 1% or 2% at any adjustment period and a maximum of 5% or 6% over the life of the loan. Northern’s ARMs are not convertible into fixed rate loans, do not contain prepayment penalties and do not produce negative amortization. At December 31, 2005, the total balance of 1- to 4-family ARMs was $72.1 million, or 28.2% of Northern’s 1- to 4-family mortgage loan portfolio (before deduction of loans-in-process, deferred fees and expenses and allowance for loan losses).

Northern evaluates both the borrower’s ability to make principal and interest payments and the value of the property that will secure the loan. Northern originates residential mortgage loans with loan-to-value ratios of up to 95%. On any mortgage loan exceeding an 85% loan-to-value ratio at the time of origination, however, Northern requires private mortgage insurance in an amount intended to reduce Northern’s exposure below 80% of the appraised value of the underlying collateral. Property securing real estate loans is generally appraised by independent fee appraisers selected by Northern and subject to review by the management and board of directors of Northern. Northern requires evidence of marketable title and lien position on all loans secured by real property and requires fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. Northern may also require flood insurance.

Fixed rate residential mortgage loans customarily include “due-on-sale” clauses, giving Northern the right to declare a loan immediately due and payable if the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. Northern enforces due-on-sale clauses in fixed rate mortgage loans to the extent permitted under applicable laws.

Residential mortgage loan originations come from a number of sources, including solicitations by Northern, referrals by builders and real estate brokers, mortgage brokers, existing borrowers and depositors, and walk-in customers. Loan applications are accepted at all of Northern’s offices, except the East Broad Street drive-in facility, and loan officers are available to complete loan applications off-site as well.

Multi-Family and Commercial Real Estate Lending.    In order to enhance the yield on and decrease the average term to maturity of its assets, Northern originates permanent loans secured by multi-family and commercial real estate. At December 31, 2005, $30.57 million, or 10.6% of the mortgage loan portfolio consisted of loans on multi-family, commercial real estate, and land (before deduction of loans-in-process, deferred fees and expenses and allowance for loan losses). Of the multi-family, commercial real estate, or land loans, none were designated as nonperforming at December 31, 2005.

The permanent multi-family and commercial real estate loan portfolio includes loans secured by small apartment buildings, strip shopping centers, small office buildings, churches and other business properties, generally located within Northern’s primary market area and throughout Northeast Ohio.

Permanent multi-family and commercial real estate loans have terms and amortization schedules ranging from 15 years to 25 years. Interest rates on permanent loans generally adjust (subject, in some cases, to specified interest rate caps) and generally do so at annual intervals after the first adjustment date to specified spreads over the related U.S. Treasury Constant Maturities Index. The first adjustment date is generally set at two, three, or five years. Multi-family loans and commercial real estate loans are generally written in amounts up to 80% and 75%, respectively, of the appraised value of the property or sale price, whichever is less.

Appraisals on properties securing multi-family and commercial real estate property loans are performed by independent fee appraisers designated by Northern at the time loan application is made. All appraisals on multi-family and commercial real estate loans are reviewed by Northern’s management. In addition, Northern’s underwriting procedures generally require verification of the borrower’s credit history, income and financial statements, banking relationships, references and income projections for the property, as well as ongoing submission of annual financial statements to Northern for the life of the loan. Generally, Northern requires the principals of corporate borrowers to be personally liable for multi-family and commercial real estate loans.

Multi-family and commercial real estate loans generally represent higher levels of risk than loans secured by 1- to 4-family residences. The greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be negatively affected.

Construction and Development Lending.    Northern makes construction loans to individuals for the construction of their residences as well as to builders and developers for the construction of 1- to 4-family residences and the acquisition and development of 1- to 4-family lots in the primary market area.

Construction loans for the building of 1- to 4-family residences are structured to be converted to permanent loans at the end of the construction phase, which typically lasts six months. These construction loans have rates and terms similar to any 1- to 4-family residential loans, except that during the construction phase the borrower pays interest only. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans. At December 31, 2005, Northern had a gross balance of $8.68 million of construction loans for 1- to 4-family residential properties.

Northern also makes loans to developers for the purpose of acquiring unimproved land and developing such land, but only if Northern has received assurances from local planning commissions that the land will be considered developable. These loans typically have maturity terms of five years and carry interest rates that adjust (subject, in some cases, to interest rate caps) at quarterly or annual intervals to specified spreads over the related U.S. Treasury Constant Maturities Index. Loan origination fees are charged as negotiated. Loans are generally limited to 75% of the cost of improvements plus the value of the land, and fees may be paid from the borrower’s deposit of 25% of cost or from loan funds. The principal in these loans is typically paid down as improved lots are sold. At December 31, 2005, Northern had a gross balance of $1.99 million of development loans to developers.

Construction and development loans are obtained principally through Northern’s solicitations and through continued business from builders and developers who have previously borrowed from Northern, as well as referrals of builders and developers. The application process includes submission of accurate plans, specifications, and costs of the project to be constructed or developed, as well as both personal and corporate tax returns, both personal and corporate financial statements and environmental underwriting analysis. These items are used as the basis to determine the appraised value of the subject property and the debt-servicing ability of the borrower. Loan amounts are based on the appraised value as completed and the cost of construction (land plus improvements).

Acquisition and development loans to finance the cost of acquiring unimproved property for future residential subdivisions and improving such property are generally made up to a maximum loan-to-value ratio of 75% based upon an independent appraisal. Construction loans to finance the costs of building residential houses are generally made up to a maximum loan-to-value ratio of 80% based upon an independent appraisal. Construction and development loans to borrowers other than owner occupants also involve many of the same risks discussed above regarding multi-family and commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans.

Construction loans involve greater underwriting and default risks than loans secured by mortgages on existing properties. These loans can involve large loan balances concentrated in single borrowers or a group of borrowers in the same industry. Loan funds are advanced upon the security of the project under construction, which is more difficult to value prior to the completion of construction. Should a default occur that results in foreclosure, Northern could be adversely affected because it would have to take control of the project and attempt either to arrange for completion of construction or to dispose of the unfinished project.

Northern’s underwriting criteria are designed to evaluate and minimize the risk of each construction loan. A wide variety of factors is carefully considered before originating a construction loan, including the availability of permanent financing or a takeout commitment to the borrower (which may be provided by Northern at market rates); the reputation of the borrower and the contractor; the reputation and building and credit experience of any builder; independent valuations and reviews of cost estimates; preconstruction sale information and cash flow projections of the borrower. At the time of origination of a construction loan to a builder, the builder often has a signed contract with a purchaser for sale of the house to be constructed, which reduces Northern’s underwriting risks by assuring the builder of a repayment source.

Consumer Loans.    Ohio and federal laws and regulations permit an Ohio-chartered, federally insured savings association such as Northern to make secured and unsecured consumer loans and home improvement loans. Most of Northern’s consumer loans are home equity lines of credit. Northern originates home equity loans and lines of credit with loan-to-value ratios of up to 80%.

Northern offers boat loans, automobile loans, home improvement loans, home equity loans and lines of credit and secured and unsecured personal loans, including loans made on the security of deposit accounts. Loans secured by personal property generally have terms of five years or less at interest rates that are generally higher than the rates on mortgage loans. Home improvement and home equity loans and lines of credit are generally secured by a mortgage on the property. Home improvement loans are originated with either fixed or adjustable interest rates. The interest rate on home equity loans adjusts quarterly, and monthly payments must be at least the greater of 2% of the balance or $100. Northern also offers MasterCard® credit cards to its customers as agent for one of the nation’s largest monoline credit card issuers. During 2005, Northern originated approximately $1.02 million of consumer loans, compared with approximately $1.44 million in 2004. The consumer loan portfolio totaled $6.44 million at December 31, 2005.

Northern’s underwriting standards for consumer loans include a determination of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although credit worthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount. Consumer loans generally involve a higher level of credit risk than 1- to 4-family residential loans and are typically made at higher interest rates for shorter terms or at adjustable rates. These are traits that help reduce the interest rate sensitivity of the loan portfolio.

Northern also makes loans upon the security of its own deposit accounts. Such loans totaled $305,505 at December 31, 2005. Such loans offer little or no risk since they are secured by actual cash deposits and transactions on the deposit accounts are restricted.

Loan Portfolio Composition and Activity. The following table sets forth the composition of the loan portfolio in dollar amounts and in percentages for the last five years, along with a reconciliation to loans receivable, net.

	December 31,
	2005		2004		2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Mortgage Loans:
Permanent first mortgage:
One- to four-family	$246,950,962	86.15%	$201,970,747	84.15%	$188,181,274	83.89%	$189,104,014	86.00%	$191,469,514	88.56%
Multi-family units	9,084,475	3.17%	9,897,080	4.12%	9,377,685	4.18%	9,353,251	4.25%	8,787,565	4.06%
Commercial real estate	15,922,160	5.55%	17,109,190	7.13%	17,289,993	7.71%	13,177,533	5.99%	8,895,757	4.11%
Land	460,790	0.16%	653,905	0.27%	562,009	0.25%	234,333	0.11%	175,693	0.08%
Construction first mortgage:
Acquisition & development	1,993,118	0.70%	3,381,951	1.41%	3,502,508	1.56%	3,778,522	1.72%	2,065,445	0.96%
One- to four-family	8,675,072	3.03%	6,140,030	2.56%	4,831,614	2.15%	3,630,066	1.65%	2,946,975	1.36%
Commercial real estate	5,106,000	1.78%	1,211,000	0.51%	900,000	0.39%	2,259,000	1.03%	—	0.00%

Total mortgages	288,192,577	100.53%	240,363,903	100.15%	224,645,083	100.13%	221,536,719	100.75%	214,340,949	99.13%
Other loans:
Commercial	1,079,814	0.38%	860,554	0.36%	372,323	0.17%	69,377	0.03%	275,101	0.13%
Consumer	5,057,269	1.76%	5,549,790	2.31%	5,406,307	2.41%	5,726,891	2.60%	6,051,402	2.80%
Passbook	305,505	0.11%	166,681	0.07%	263,939	0.12%	365,745	0.17%	420,018	0.19%

Total other loans	6,442,588	2.25%	6,577,025	2.74%	6,042,569	2.70%	6,162,013	2.80%	6,746,521	3.12%

Total loans	294,635,165	102.78%	246,940,928	102.89%	230,687,652	102.83%	227,698,732	103.55%	221,087,470	102.25%
Less:
Loans in process	(6,259,619)	-2.18%	(4,505,466)	-1.88%	(3,575,377)	-1.59%	(4,929,849)	-2.23%	(1,937,321)	-0.91%
Allowance for loan losses	(425,000)	-0.15%	(410,000)	-0.17%	(410,000)	-0.18%	(410,000)	-0.19%	(275,000)	-0.13%
Deferred loan fees	(1,290,873)	-0.45%	(2,012,674)	-0.84%	(2,386,419)	-1.06%	(2,476,018)	-1.13%	(2,660,116)	-1.23%

	(7,975,492)	-2.78%	(6,928,140)	-2.89%	(6,371,796)	-2.83%	(7,815,867)	-3.55%	(4,872,437)	-2.25%

Total loans receivable, net	$286,659,673	100.00%	$240,012,788	100.00%	$224,315,856	100.00%	$219,882,865	100.00%	$216,215,033	100.00%

The following table sets forth the amount of Northern’s real estate loan portfolio having fixed rates and the amount having adjustable rates. These loans are presented before any deductions for loans in process, allowance for loan losses and deferred loan fees and expenses.

	December 31,
	2005		2004		2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Adjustable rate loans:
One- to four-family	$72,107,087	25.02%	$70,293,658	29.24%	$72,877,769	32.44%	$68,630,786	30.98%	$71,334,065	33.28%
Multi-family units	8,415,509	2.92%	9,210,125	3.83%	8,240,048	3.67%	8,905,546	4.02%	8,321,086	3.88%
Commercial real estate	20,646,924	7.17%	18,279,450	7.60%	18,146,770	8.08%	14,586,863	6.58%	8,670,086	4.05%
Land	460,790	0.16%	653,905	0.27%	562,009	0.25%	234,333	0.11%	175,693	0.08%
Acquisition & development	1,993,118	0.69%	3,296,618	1.37%	3,417,176	1.52%	3,693,189	1.67%	2,065,445	0.96%

Total adjustable rate loans	103,623,428	35.96%	101,733,756	42.31%	103,243,772	45.96%	96,050,717	43.36%	90,566,375	42.25%

Fixed-rate loans:
One- to four-family	183,518,947	63.68%	137,817,119	53.47%	120,135,117	53.47%	124,103,294	56.02%	123,082,424	57.42%
Multi-family units	668,966	0.23%	686,955	0.51%	1,137,638	0.51%	447,705	0.20%	466,479	0.22%
Commercial real estate	381,236	0.13%	40,740	0.02%	43,223	0.02%	849,670	0.38%	225,671	0.11%
Acquisition & development	—	—	85,333	0.04%	85,333	0.04%	85,333	0.04%	—	—

Total fixed-rate loans	184,569,149	64.04%	138,630,147	57.69%	121,401,311	54.04%	125,486,002	56.64%	123,774,574	57.75%

Total mortgage loans	$288,192,577	100.00%	$240,363,903	100.00%	$224,645,083	100.00%	$221,536,719	100.00%	$214,340,949	100.00%

The following table shows the contractual maturities of Northern’s loan portfolio at December 31, 2005. The table does not include repricing, estimated prepayments and scheduled principal repayments. The data are presented before deduction for loans in process, allowance for loan losses and deferred fees and expenses.

	Outstanding December 31, 2005	1 Year or Less	1-3 Years	3-5 Years	5-10 Years	10-15 Years	After 15 Years
Real Estate Mortgage Loans:
Permanent first mortgage:
One- to four-family	$246,950,962	$369,532	$1,164,984	$1,565,469	$13,287,786	$46,895,357	$183,667,834
Multi-family units	9,084,475	—	—	—	3,799,183	2,177,634	3,107,658
Commercial real estate	15,922,160	—	951,728	786,234	7,354,793	2,806,682	4,022,723
Land	460,790	258,040	14,430	87,411	—	100,909	—
Construction first mortgage:
Acquisition & development	1,993,118	—	1,242,618	750,500	—	—	—
One- to four-family	8,675,072	81,019	592,950	—	—	136,000	7,865,103
Commercial real estate	5,106,000	—	1,750,000	—	520,000	2,036,000	800,000

Total mortgages	$288,192,577	$708,591	$5,716,710	$3,189,614	$24,961,762	$54,152,582	$199,463,318

The following table shows the contractual maturities of the loan portfolio by fixed and adjustable rate loans. The table does not reflect actual repayments because of loan refinancings, prepayments and enforcement of due-on-sale clauses, which give Northern the right to declare a conventional loan immediately due and payable if, among other things, the borrower sells the real estate subject to the mortgage. The table also does not reflect repricing of adjustable rate loans.

	Outstanding December 31, 2005	1 Year or Less	1-3 Years	3-5 Years	5-10 Years	10-15 Years	After 15 Years
Fixed interest rates	$184,569,149	$20,932	$542,150	$1,186,055	$11,876,135	$39,648,546	$131,295,331
Adjustable interest rates	103,623,428	687,659	5,174,560	2,003,559	13,085,627	14,504,036	68,167,987

Total mortgages	$288,192,577	$708,591	$5,716,710	$3,189,614	$24,961,762	$54,152,582	$199,463,318

Income from Lending. Northern earns interest and fee income from its lending activities. Northern earns income from fees for originating loans and for making commitments to originate loans. Loan origination fees and costs are amortized over the life of the respective loan. The amount of loan origination fees varies with the volume and type of loans made and with competitive and economic conditions. Northern also receives loan fees related to existing loans, which include late charges and assumption fees, and are recorded in income when received.

Nonperforming Loans

General.    Either late charges or penalty interest are assessed if a payment is not received when due. Mortgages originated since 1984 are subject to a late charge when payment is not made within a certain number of days following the due date. Any borrower whose payment was not received by the due date is mailed a past due notice, and a contact is attempted with the customer.

When an advanced stage of delinquency appears (approximately the 90th day of delinquency) and if repayment cannot be expected within a reasonable amount of time, Northern sends the required 30-day prior notice of foreclosure proceedings to the borrower so that, if necessary, foreclosure proceedings can be initiated. This procedure has historically aided in achieving a low level of nonperforming loans and, as of December 31, 2005, $475,000, or 0.17%, of the total loan portfolio was 90 days or more past due. As of December 31, 2005, the ratio of nonperforming assets to total assets was 0.16%.

On December 31, 2005, Northern held one property, valued at $69,103, acquired as a result of foreclosure, voluntary deed, or other means. When Northern has such real estate, it is classified as “real estate owned” until it is sold. When property is so acquired, it is recorded at the lower of cost (the unpaid principal balance at the date of acquisition plus foreclosure and other related costs) or fair value. Any subsequent write down resulting thereafter is charged to expense. Generally, unless the property is well collateralized, interest accrual ceases in 90 days but no later than the date of acquisition. All costs incurred from the date of acquisition in maintaining the property are expensed. Real estate owned is appraised during the foreclosure process and any estimated decrease to record the property at its net realizable value at that time is charged against the allowance for loan losses and subsequent losses are recorded as a charge to earnings. Northern has not had to foreclose on an acquisition and development loan in the last 20 years.

Northern has no nonperforming or delinquent credit card loans because Northern has no such loans outstanding. Northern acts as an agent for one of the major monoline credit card issuers. In its agency capacity, Northern acquires no credit card loan assets. Instead, Northern merely acts as a sales agent, receiving a commission for issuance of new cards and a small percentage of the interest collected.

The tables below set forth information regarding delinquent loans as of December 31, 2005, 2004, 2003, 2002 and 2001. Northern’s policy is that past due conventional loans be reviewed monthly to determine whether any due but uncollected portion thereof should be classified as uncollectible.

	December 31,
	2005	2004	2003	2002	2001
Non-accruing loans:
1- to 4-family residential mortgage	$455,000	$928,000	$547,181	$329,867	$88,758
Commercial real estate mortgage	—	41,000	43,224	—	—
Consumer loans	20,000	9,000	—	—	—

Total	475,000	978,000	590,405	329,867	88,758

Accruing loans delinquent 90 days or more:
1- to 4-family residential mortgage	—	—	69,886	726,397	84,977
Commercial real estate mortgage	—	—	—	—	—
Consumer loans	—	—	10,128	9,660	—

Total	—	—	80,014	736,057	84,977

Total nonperforming loans	$475,000	$978,000	$670,419	$1,065,924	$173,735

Allowance for loan losses	$425,000	$410,000	$410,000	$410,000	$275,000
Nonperforming loans to total loans, net	0.17%	0.41%	0.30%	0.48%	0.08%
Nonperforming assets to total assets	0.16	0.31	0.21	0.33	0.06
Allowance for loan losses to nonperforming loans	89.47	41.92	61.19	38.46	158.29

All loans 90 days or more delinquent are considered nonperforming. A loan is placed on non-accrual status if management believes that the borrower will be unable to repay the loan and related interest in full, or if the value of the property securing the loan is less than the receivable balance and collection is not probable. When any part of a loan or interest is 90 days or more past due, interest income is no longer accrued and an allowance is established equal to the interest accrued to that point. For the year ending December 31, 2005, 10 loans were on non-accrual status. Interest did not continue to accrue on any loan that was greater than 90 days delinquent.

Excluding nonperforming loans, at December 31, 2005 there were no loans believed by management to be potential problem loans, meaning loans that are not adequately secured or for which material loss could be expected if such loans become nonperforming loans at some future date, based on circumstances known to management.

In March 2005, Northern’s management was notified by a commercial borrower of a weakening in their business operations, which could affect their ability to repay the loan in the future. The loan, totaling approximately $1.9 million, has not been delinquent and is well collateralized. Management does not expect to realize any material loss on this loan even in the event that business conditions do not improve in the borrower’s market.

Allowance for Loan Losses.    The amount of the allowance for loan losses is based on management’s assessment of known problem credits and management’s assessment of credit quality, historical loss experience, current economic conditions, and probable losses. If actual circumstances and losses differ substantially from management’s assumptions and estimates, such allowance for loan losses might not be sufficient to absorb all future losses, and net earnings could be adversely affected. Loan loss estimates are reviewed quarterly and adjustments to the allowance, if any, would be a charge to earnings in the period the adjustment is made. Northern recorded a provision for loan loss in 2005 of $33,811 in response to the growth in the mortgage loan portfolio. No provision was recorded in 2004. Management determines the level of the allowance based on several factors including loans classified as substandard at the end of the year, the amount of commercial real estate loans and general economic conditions. None of the allowance was allocated to specific problem loans.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2005, future adjustments to allowances may be necessary, and net income could be affected, if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations. A review of this loss allowance is made quarterly, and is based on a review of delinquent loans as well as the total loan portfolio. The provision for loan loss is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. A downturn in the Northeastern Ohio economy could result in Northern experiencing increased levels of nonperforming assets and charge-offs, increased provisions for loan losses and reductions in income. The allowance for loan losses also reflects management’s acknowledgement that the area of non-residential lending has historically been subject to greater losses than the area of single family dwellings and any individual loss could be substantially larger than losses sustained on loans secured by single family housing. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgment of information available to them at the time of their examination.

Based on a study of present delinquency and collection activity, charge-offs are not anticipated in any category of loan in the next twelve months. No major commercial loans were 30 days or more delinquent as of December 31, 2005. As of December 31, 2005, the majority of nonperforming loans were well collateralized, single-family residential properties.

The following table presents information concerning activity in the allowance for loan losses during the periods indicated.

	Year Ended December 31,
	2005	2004	2003	2002	2001
Allowance at beginning of period	$410,000	$410,000	$410,000	$275,000	$275,000
Provision charged to expense	33,811	—	—	135,000	—
Loans charged off (1-4 family permanent mortgage loans)	(23,426)	—	—	—	—
Recoveries (1-4 family permanent mortgage loans)	4,615	—	—	—	—

Allowance at end of period	$425,000	$410,000	$410,000	$410,000	$275,000

Allowance for loan losses to total loans outstanding	0.15%	0.17%	0.18%	0.19%	0.13%
Net charge offs to average loans	0.01%	0.00%	0.00%	0.00%	0.00%
Net charge offs to allowance for loan loss	4.43%	0.00%	0.00%	0.00%	0.00%

The following table presents an allocation of the allowance for loan losses. The entire allowance is available to absorb any type of loan charge-off and this allocation should not be interpreted as an indication of the amounts or relative proportion of future charges to the allowance.

	Year Ended December 31,
	2005		2004		2003		2002		2001
	Amount	Percent of Loans to Gross Loans	Amount	Percent of Loans to Gross Loans	Amount	Percent of Loans to Gross Loans	Amount	Percent of Loans to Gross Loans	Amount	Percent of Loans to Gross Loans
Permanent first mortgage:
One- to four-family	$298,290	83.82%	$289,967	81.79%	$196,711	81.57%	$248,539	83.05%	$186,447	86.60%
Multi-family	5,849	3.08%	7,354	4.01%	126,914	4.07%	27,912	4.11%	26,196	3.97%
Commercial real estate	72,237	5.40%	68,331	6.93%	5,132	7.50%	17,942	5.79%	8,707	4.02%
Land	1,636	0.16%	568	0.26%	36,459	0.24%	65,174	0.10%	6,027	0.08%

Construction first mortgage:
Acquisition & development	5,142	0.68%	1,219	1.37%	2,451	1.52%	2,541	1.66%	2,063	0.93%
One- to four-family	4,910	2.94%	3,869	2.49%	1,610	2.09%	10,555	1.59%	18,900	1.33%
Commercial real estate	3,077	1.73%	414	0.49%	2,502	0.39%	5,640	0.99%	—	0.00%

Commercial	11,599	0.37%	10,834	0.35%	930	0.16%	173	0.03%	688	0.12%
Consumer	19,678	1.82%	21,993	2.31%	24,216	2.46%	22,206	2.68%	20,637	2.95%
Unallocated	2,582	—	5,451	—	13,075	—	9,318	—	5,335	—

	$425,000	100.00%	$410,000	100.00%	$410,000	100.00%	$410,000	100.00%	$275,000	100.00%

Classified Assets.    Regulations of the OTS, Northern’s primary federal regulator, require savings associations to classify their own assets and to establish appropriate general and specific allowances for losses, subject to OTS review. These regulations are designed to encourage management to evaluate assets on a case-by-case basis and to discourage automatic classifications. Assets classified as substandard or doubtful must be evaluated by management to determine a reasonable general loss allowance that is included in total capital for purposes of the association’s risk-based capital requirement, but which is not included in core capital or tangible capital or in capital under generally accepted accounting principles. Assets classified as loss must either be written off or provided for by a specific allowance, which is not counted toward capital for purposes of any of the regulatory capital requirements.

Investments

All securities-related activity is reported to the board of directors and reviewed by the Asset/Liability Committee of the board. General changes in investment strategy are required to be reviewed and approved by the board. Two senior executive officers can purchase and sell securities on behalf of Northern in accordance with the stated investment policy. A goal of the investment policy is to contain interest rate risk to the extent possible yet provide a reasonable return on residual funds after lending activities.

Over the last several years, Northern’s investment portfolio has been comprised primarily of U.S. government agency securities and mortgage-backed securities, including government agency and government sponsored enterprises (FHLMC, FNMA or GNMA) issues. Prior to 2005, Northern’s investment strategy was to purchase short term investments or investments with amortizing principal payments and maximize interest earned on overnight funds so that cash flow would be available for reinvestment as rates rise. Due to the decrease of deposits in 2004 and 2005, this investment strategy proved valuable as cash was required to fund a large volume of loan originations in 2005. There were no purchases of investment securities during 2005.

Since most investments that were called, matured, or paid off in 2005 were reinvested in mortgage loans, there was a sharp, yet expected, decrease in investment interest income in 2005. Also as anticipated, there was an increase in interest rate risk as short term investments were converted into longer term, fixed rate mortgage loans. Northern’s strong capital position was one factor why increased interest rate risk in favor of a higher yield on assets was permitted.

Although Northern’s strategy prior to 2005 was to keep the average life of its securities portfolio relatively short, Northern completed a longer term, leveraged investment transaction designed to increase net interest income by taking advantage of the spreads of interest rates at various terms on the yield curve at that time. Northern invested $10.1 million in FNMA mortgage-backed securities with a weighted average life of just over five years and funded the purchase of these investments primarily with Federal Home Loan Bank fixed rate advances having terms between one and five years.

In addition, Northern holds approximately $4.6 million of common stock of the FHLB of Cincinnati, which is restricted stock that may be sold to the FHLB of Cincinnati only. If sold, the common stock must be sold at its par value of $100 per share.

The following table sets forth information concerning the investment portfolio at the dates indicated. The information in the table is derived from the financial statements and notes thereto included elsewhere herein. Securities held to maturity are carried at their amortized cost, and securities available for sale are carried at their fair values. Additional information concerning the investment portfolio is contained in Note 2 to the Consolidated Financial Statements.

	At December 31,
	2005	2004	2003
Investment securities held to maturity:
U.S. Government agency mortgage-backed securities	$13,647,416	$16,818,343	$7,533,759
Municipal bonds	431,584	431,733	—
Industrial revenue bonds	—	—	8,943

Total	14,079,000	17,250,076	7,542,702

Investment securities available for sale:
U.S. Government agency securities	10,833,230	23,054,636	41,459,542
U.S. Government agency collateralized mortgage obligations	4,405,951	5,562,983	5,304,295
U.S. Government agency mortgage-backed securities	3,860,995	5,517,826	7,971,913
Equity securities:
FHLB stock	4,599,300	4,376,400	4,200,700

Total	23,699,476	38,511,845	58,936,450

Total investment portfolio	$37,778,476	$55,761,921	$66,479,152

The following table sets forth the carrying value of the mortgage-backed securities portfolio at the dates indicated:

	At December 31,
	2005	2004	2003
Federal National Mortgage Association (FNMA)	$11,658,435	$14,339,022	$6,044,779
Federal Home Loan Mortgage Corporation (FHLMC)	3,979,109	5,601,758	6,199,725
Government National Mortgage Association (GNMA)	1,870,867	2,395,389	3,261,168

Total mortgage-backed securities	$17,508,411	$22,336,169	$15,505,672

The following table sets forth the amount of the mortgage-backed securities portfolio having fixed rates and the amount having adjustable rates at the dates indicated:

	At December 31,
	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
Fixed rate	$14,020,595	80.1%	$17,479,771	78.3%	$8,683,578	56.0%
Adjustable rate	3,431,804	19.6	4,601,125	20.6	6,669,433	43.0
Net premium/discount	171,152	1.0	253,376	1.1	109,923	0.7
Unrealized gain (loss)	(115,140)	-0.7	1,897	0.0	42,738	0.3

Total mortgage-backed securities	$17,508,411	100.0%	$22,336,169	100.0%	$15,505,672	100.0%

The following table reflects the estimated principal maturities or repricing of the mortgage-backed securities and investment portfolios, held to maturity, at the dates indicated. This table does not include estimated prepayments or scheduled principal repayments. The data are presented before premiums and discounts on related securities.

Estimated Payments or Repricing Due in Years Ended

	Outstanding At 12/31/05	2006	2007-08	2009-10	2011-12	2013 and Thereafter	Weighted Average Coupon	Weighted Average Remaining Term in Months to Repricing or Maturity
	(dollars in thousands)
Mortgage-backed
Securities: (¹)
Fixed rate	$10,054	$—	$4	$104	$2	$9,944	5.14%	184
Adjustable rate	3,432	3,393	39	—	—	—	4.53	6
Municipal bond	430	—	—	—	—	430	4.00	156

Total	$13,916	$3,393	$43	$104	$2	$10,374

(1)	Mortgage-backed securities do not include purchase premiums and discounts.

Source of Funds

Deposit Accounts.    Savings deposits are Northern’s primary source of funds. Northern offers a number of alternatives for depositors designed to attract both short-term and long-term savings, including regular and money market savings accounts, NOW accounts, checking accounts and a variety of fixed maturity, fixed and variable rate certificates with maturities ranging from three to 50 months. Northern also provides travelers checks, money orders, U.S. Savings Bonds, ATM services and IRA accounts.

The average balance of deposit accounts and average rate paid by type is set forth in the following table.

	Year Ended December 31,
	2005		2004		2003
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(dollars in thousands)
Non-interest bearing demand deposits	$6,880	0.00%	$6,807	0.00%	$7,033	0.00%
NOW accounts	31,969	0.56	31,900	0.55	32,600	0.92
Money market deposit accounts	43,990	1.88	49,951	1.39	41,692	1.71
Savings deposits	39,920	0.75	41,070	0.75	40,381	0.99
Certificates of deposit	139,432	3.07	138,259	2.34	156,085	2.60

Total	$262,191	2.13%	$267,987	1.65%	$277,791	1.96%

The following table sets forth the amount of certificates of deposit that are $100,000 or greater by time remaining until maturity as of December 31, 2005.

Maturity Period	Dollar Amount of Certificates of $100,000 or More Maturing
Three months or less	$5,145,878
Over three through six months	7,740,795
Over six through 12 months	7,947,818
Over 12 months	8,429,209

Total	$29,263,700

Checking Account Services.    Northern offers commercial and NOW accounts in order to attract funds. As of December 31, 2005, non-interest bearing demand and NOW accounts totaled $7,205,982 and interest bearing NOW accounts totaled $31,478,748.

Borrowings.    Deposits and repayment of loan principal are the primary sources of funds for lending and other general business purposes. However, during periods when the supply of lendable funds cannot meet the demand for loans, Northern can obtain funds necessary through loans (advances) from the Federal Home Loan Bank, or FHLB, of Cincinnati. Advances from the FHLB may be on a secured or unsecured basis depending upon a number of factors, including the purpose for which the funds are being borrowed and existing advances outstanding. See “Federal Regulation - Federal Home Loan Bank System.” In September 2004, Northern borrowed $9,000,000 in FHLB advances to fund investments purchased to leverage the favorable rate spreads available. These are fixed rate advances which mature over five years and carried a weighted average interest rate of 3.27% at December 31, 2004. The balance in these loans at December 31, 2005 was $7,000,000 with a weighted average interest rate of 3.47%. In 2005, Northern borrowed $5,000,000 under the FHLB’s Select Payment Mortgage Matched Advance, or SPMMA, program. This SPMMA is a long-term, fixed-rate amortizing advance that bears interest at 4.58% and requires monthly payments of principal and interest amortized over 120 months with additional principal payments of 15% of the outstanding balance on May first of each year. The note matures in April 2015 and the balance at December 31, 2005 was $4,766,842. During 2005, Northern also borrowed from the FHLB under its Cash Management Advance, or CMA, program. Northern’s CMA line of credit from the FHLB is $30,000,000 and is eligible for renewal annually. CMA’s are issued for terms of one to 90 days with rates that adjust daily and may be prepaid at any time without a prepayment penalty. At December 31, 2005 Northern had $16,749,000 in CMA’s with an interest rate of 4.33%. Northern has no arrangements to borrow funds from commercial banks, nor does Northern currently solicit brokered deposits.

Competition

The principal competitors within Northern’s market area are other thrifts and commercial banks, many of which have significantly greater resources. Northern faces competition from the significant market influence of one large local thrift that offers long-term, fixed rate residential mortgage loans. In recent years, competition has also come from mortgage banking companies, mortgage brokers, insurance companies, securities firms and credit unions. Additionally, consolidation of the financial institutions industry in the Midwest in recent years has increased the level of competition.

Northern competes with larger institutions for deposits principally by offering a variety of banking services, attractive rates and strategically located banking facilities. Northern has strong ties with the local community and seeks to provide a high quality of personal banking service to professionals and small businesses as well as individuals, emphasizing quick and flexible responses to consumer needs.

Personnel

As of December 31, 2005, Northern employed 76 persons on a full-time basis and 19 persons on a part-time basis.

Subsidiary

Northern has only one subsidiary, NORSACO, Inc., an inactive service corporation. As of December 31, 2005, Northern owned a 49% interest in Northern Title Company, which was accounted for under the equity method of accounting. Northern Title Company ceased operating on January 31, 2006. All significant inter-company balances and transactions have been eliminated in consolidation.

Federal Regulation

Capital Requirements. Regulatory capital standards for savings institutions consist of three components: a leverage requirement, a tangible capital requirement and a risk-based capital requirement. The leverage component generally requires leverage capital of at least 4.00% of adjusted total assets. The tangible component generally requires tangible capital of at least 1.50% of adjusted total assets. The risk-based component requires a minimum ratio of total capital (core capital plus supplementary capital) to risk-weighted assets of 8.00%. The risk-based component also includes an adjustment, if necessary, for interest rate risk above certain levels as determined by the OTS.

	At December 31, 2005
	Amount	Percent of Assets (1)
Tangible Capital	$43,771,000	12.83%
Tangible Capital Requirement	5,119,000	1.50

Excess	$38,652,000	11.33%

Leverage Capital	$43,771,000	12.83%
Leverage Requirement	13,650,000	4.00

Excess	$30,121,000	8.83%

Risk-Based Capital	$44,196,000	24.19%
Risk-Based Capital Requirement	14,616,000	8.00

Excess	$29,580,000	16.19%

(1)	Based upon adjusted total assets for purposes of the tangible and leverage capital requirements, and risk-weighted assets for purposes of the risk-based capital requirements.

Prompt Corrective Regulatory Action. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, established a system of prompt corrective action to resolve the problems of undercapitalized institutions. The federal banking agencies, including the OTS, have established five capital levels for insured depository institutions—“well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Under OTS rules, a savings institution that has a total risk-based capital of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater may be deemed “well capitalized.” An institution with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater may be considered “adequately capitalized.” A savings institution that has a total risk-based capital of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio that is less than 4% is considered “undercapitalized.” A savings institution that has a total risk-based capital less than 6%, a Tier 1 risk-based capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has tangible equity (core capital minus intangible assets other than supervisory goodwill and purchased mortgage servicing rights) to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” At December 31, 2005, Northern’s total risk-based capital ratio of 24.19%, Tier 1 risk-based capital ratio of 24.19% and leverage ratio of 12.83% make Northern eligible for consideration as a “well-capitalized” institution.

Capital Distribution Regulation. OTS regulations impose limits on capital distributions by savings institutions. Under OTS regulations, the term capital distributions includes cash dividends and repurchases of shares. In 2005, Northern paid cash dividends of $2,458,068, consisting of regular dividends of $1,474,841 and a special dividend of $983,227. The OTS capital distribution regulations currently do not materially restrict Northern’s ability to pay dividends to its shareholders consistent with past practice.

Deposit Insurance. Northern’s deposits are insured up to $100,000 by the FDIC. The Federal Deposit Insurance Reform Act of 2005, or FDIRA, signed into law on February 8, 2006, made certain changes to the federal deposit insurance program, including merging the Bank Insurance Fund, or BIF, and the SAIF into a new Deposit Insurance Fund, or DIF, which will occur no later than July 1, 2006. All institutions under DIF are subject to two separate assessments, a deposit insurance premium and a Financing Corporation, or FICO, debt service assessment. FDIC insurance premiums are assessed based on an institution’s capital adequacy and supervisory rating, which is assigned by the FDIC. The FICO assessments help fund interest payments on certain bonds issued by the FICO, an agency of the federal government established to finance takeovers of insolvent thrifts. During 2005, Northern paid a FICO assessment at a first quarter annualized rate of 1.44 basis points, for a total assessment of $36,132.

Among other things, the FDIRA also changes the federal deposit insurance system by raising the coverage level for retirement accounts to $250,000, indexing deposit insurance coverage levels for inflation beginning in 2012, prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits, providing the FDIC with authority to set the DIF’s reserve ratio within a specified range, and requiring cash dividends to banks if the reserve ratio exceeds certain levels.

Classification of Assets. Federal regulations require savings institutions to review their assets on a regular basis and to classify them as “substandard,” “doubtful” or “loss,” if warranted. General valuation allowances for loan losses are required to be established, as needed, for assets classified as substandard or doubtful. If an asset is classified as a loss, the institution must either establish a specific valuation allowance equal to the amount classified as a loss or charge off such amount. For additional information, see “Nonperforming Loans” above.

Community Reinvestment Act. Savings associations are subject to regulatory oversight by the OTS under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting, community reinvestment, branch locations, lending and investment levels within a savings association’s designated service area, with particular emphasis on low-to-moderate income areas and borrowers. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of a savings association to open a new branch or engage in a merger transaction. Northern does not anticipate a significant impact on its operations as a result of these regulations. The CRA as amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, requires public disclosure of an institution’s CRA rating and requires that the OTS provide a written evaluation of an institution’s CRA performance. Pursuant to a CRA compliance examination as of October 14, 2004, Northern received a CRA performance rating of satisfactory.

Federal Home Loan Bank System. Northern is a member of the FHLB system, which consists of twelve regional Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Board. The FHLBs provide a central credit facility primarily for member institutions by offering funding sources in the form of FHLB advances. As a member of the FHLB of Cincinnati, Northern is required to acquire and hold shares of capital stock in the FHLB of Cincinnati based on the size of its residential mortgage portfolio and the outstanding FHLB advances and letters of credit. Northern was in compliance with this requirement at December 31, 2005, with a consolidated investment in FHLB stock of approximately $4.6 million. Northern could withdraw from membership in the FHLB of Cincinnati, although Northern has no plans to do so. Advance notice may be required prior to any withdrawal.

Qualified Thrift Lender Test. Savings institutions are required to maintain a specified level of investments in assets that are designated as qualifying thrift investments, or QTL Test. Such investments are generally related to residential real estate and manufactured housing. To meet the QTL Test, the qualified thrift investments of an institution must equal or exceed 65% of the institution’s portfolio assets. At December 31, 2005, Northern had qualified thrift investments equal to approximately 93.22% of its total tangible assets.

Assessments. Savings institutions are required by OTS regulation to pay assessments to the OTS to fund the operations of the OTS. The general assessment, paid on a semi-annual basis, is computed upon the savings institution’s total assets, including consolidated subsidiaries, as reported in the institution’s latest quarterly thrift financial report. The assessments paid by Northern in fiscal 2005 totaled $79,901.

Loans to One Borrower and Aggregate Loan Limits. FIRREA generally limits the aggregate amount of loans which a savings association can make to one borrower to an amount equal to 15% of the thrift’s unimpaired capital and unimpaired surplus, or tangible capital. A savings association may lend to one borrower an additional amount not to exceed 10% of the association’s tangible capital if the additional amount is fully secured by certain forms of “readily marketable collateral.” Real estate-secured loans are not considered “readily marketable collateral.”

Uniform Lending Standards. Under regulations adopted jointly by the federal banking agencies, including the OTS, savings associations must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending polices must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies that have been adopted by the federal banking regulators.

Enforcement. Under the Federal Deposit Insurance Act, or the FDIA, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring enforcement action against all “institution-related parties,” including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution.

Federal Reserve System. FRB regulations require savings and loan associations to maintain reserves against their transaction accounts (such as demand deposit and NOW accounts) and non-personal time deposits. At December 31, 2005, Northern was in compliance with its reserve requirements. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements imposed by the OTS. Because required reserves must be maintained in the form of either vault cash, a non-interest bearing account at a Federal Reserve Bank or a pass-through account as defined by the FRB, the effect of this reserve requirement is to reduce interest-earning assets. FHLB System members are also authorized to borrow from the Federal Reserve “discount window,” but FRB regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

Recent Legislative Developments. The Sarbanes-Oxley Act of 2002, or SOX, was enacted by Congress in response to certain large corporate financial reporting irregularities. It established more stringent requirements for financial reporting and certifications of the financial statements and related internal control structure by the management of public companies. In addition, each reporting company’s auditor must attest to and report on management’s assessment of internal controls. Northern is required to meet these requirements for the years ended December 31, 2007 and thereafter.

Ohio Savings and Loan Regulation

Regulation by the Ohio Division of Financial Institutions affects Northern’s internal organization as well as its savings, mortgage lending and other investment activities. Ohio law requires that Northern maintain federal deposit insurance as a condition of doing business. Ohio law prescribes the permissible investments and activities of Ohio savings associations, including the types of lending that such associations may engage in and the investments in real estate, subsidiaries and corporate or government securities that such associations may make.

The ability of Ohio associations to engage in these state-authorized investments is subject to oversight and approval by the FDIC, if such investments or activities are not permissible for a federally chartered savings association.

Northern is required by Ohio law and regulations to comply with certain reserve and net worth requirements. Currently, Ohio-chartered savings institutions are required to establish and maintain a reserve for the absorption of bad debts and other losses in an amount at least equal to 3% of the institution’s savings account balance. At December 31, 2005, Northern was in compliance with applicable Ohio reserve and net worth requirements.

In addition to being governed by the laws of Ohio specifically governing savings associations, Northern is also governed by Ohio corporate law, to the extent such law does not conflict with the laws specifically governing savings associations.

Newly Issued But Not Yet Effective Accounting Standards

Statement of Financial Accounting Standards (SFAS) No. 153 modifies an exception from fair value measurement of non-monetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets, and applies for fiscal years beginning after June 15, 2005.

SFAS No. 123, Revised, requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. This will have minimal effect on results of operations as the stock option plan was terminated February 12, 2004 and all options were fully vested as of December 31, 2004. Under the terms of the merger agreement, a cash payment will be made to participants to settle outstanding stock options. This causes the options to be treated as a liability award under SFAS No. 123 Revised. The accounting treatment for an option classified as a liability is to re-measure the liability at each reporting date. Northern does not believe the expense associated with re-measuring the stock option will be material to its consolidated financial statements.

In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position ( FASB) 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP provides additional guidance on when an investment in debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss in earnings. Specifically, the guidance clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision not to sell has been made. The FSP also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. See Note 2 to Northern’s financial statements beginning on page F-11 for further discussion and the impact on Northern’s financial position and results of operations.

The effect of these new standards on Northern’s financial position and results of operations is not expected to be material upon or after adoption.

Federal Securities Law

Northern’s common stock is registered with the OTS under §12(g) of the Securities Exchange Act of 1934. Northern is thus subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934.

Federal and State Taxation

The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to Northern.

Northern is subject to the provisions of the Internal Revenue Code of 1986, as amended, which subjects corporations to an income tax generally calculated at 34% of taxable income. Northern and its subsidiary file a consolidated federal income tax return.

Northern’s tax bad-debt reserve provisions prior to 1988 are subject to recapture requirements only in the case of certain excess distributions to, and redemptions of shareholders or if Northern no longer qualifies as a “bank.” Tax bad debt deductions accumulated prior to 1988 by Northern are approximately $6,468,000. No deferred income taxes have been provided on these bad debt deductions and no recapture of these amounts is anticipated.

Northern is subject to the Ohio corporate franchise tax. As a financial institution, Northern computes its franchise tax based on its net worth at the applicable tax rate, which is currently 1.3%. As an Ohio-chartered savings association, Northern also receives a credit against the franchise tax for a portion of the state supervisory fees paid by it.

Properties

Northern owns its headquarters building in Elyria, Ohio. The following table indicates the location of each branch office, whether the same is owned or leased and, if leased, the expiration date of the lease.

Location	Owned/ Leased	Lease Expiration Date
Elyria Main Office 200 Middle Avenue Elyria, Ohio 44035	Owned	N/A

Amherst Office 1977 Cooper Foster Park Road Amherst, Ohio 44001	Leased	June 30, 2008, renewable for three consecutive renewal terms of five years each

College Park Office 111 Antioch Drive Elyria, Ohio 44035	Owned	N/A

East Broad Street Drive-In Office 860 East Broad Street Elyria, Ohio 44035	Leased	October 31, 2009, renewable for three consecutive renewal terms of five years each
Grafton Office 351 North Main Street Grafton, Ohio 44044	Owned	N/A

Midway Mall Office 361 Midway Mall Boulevard Elyria, Ohio 44035	Owned	N/A

North Ridgeville Office 35423 Center Ridge Road North Ridgeville, Ohio 44039	Owned	N/A

Avon Lake Lending Office 414 Avon Belden Road Avon Lake, Ohio 44012	Leased	March 31, 2008, renewable for three consecutive renewal terms of two years each

Northern owns and operates seven ATMs at various branch offices and at two other locations and is a member of the following ATM networks: STAR Network and Plus System Association, which are regional and international ATM networks, respectively. Northern also has an agreement with KeyCorp for the use of any Key ATM in Ohio, Michigan, Indiana and New York which allows Northern customers to use these ATMs without paying any surcharge.

At December 31, 2005, the net book value of Northern’s investment in premises and equipment totaled $7.5 million. Costs incurred for the expansion of the main office facility were approximately $3.3 million. The new building was placed in service in December 2004.

Legal Proceedings

Northern is involved as plaintiff or defendant in various legal proceedings incident to its business. In the opinion of management, these proceedings are not, either individually or in the aggregate, material to Northern.

Management

Directors

The following table sets forth certain information as of April 7, 2006, with respect to the directors of Northern.

Name	Age	Position(s) Held	Director Since	Current Term Expires
John P. Frain	71	Director	2000	2007
Timothy T. Grogan	63	Director	1990	2006
Neal Hubbard	64	President, Chief Executive Officer and Director	1970	2006
James F. Hunt	58	Director	1986	2007
Charles E. Keane	69	Director	2003	2007
Charles F. Lawson	77	Director	1987	2008
Jeffrey B. Ohlemacher	48	Director	1990	2008
William A. Shepard	63	Director	1997	2008
Harold A. West	77	Director	1972	2006

John P. Frain is a CPA and retired partner of the accounting firm Hausser + Taylor LLP. He retired at the end of 1999 after having served as the head of that firm’s Elyria office. Mr. Frain is a member of the Elyria Rotary Club and is a past Assistant District Governor of Rotary International.

Timothy T. Grogan is President of Wilmot Printing Co., Inc. He is a member of the Elyria Rotary Club and has served as a member of other civic organizations in Elyria.

Neal Hubbard joined Northern in 1963 and has served as President since 1986. He is a member of the Elyria Kiwanis Club and a past director and past president of the Board of the Elyria Consortium Child Care and Learning Center, a nonprofit day care facility. He is a member of the Savings and Loan Association and Savings Bank Board, an advisory board for the state of Ohio.

James F. Hunt, a member of the Elyria Rotary Club, is the President of The Brickyard Inc., a Consumeracq, Inc. company and wholesale distributor of brick to masonry building suppliers, and owner of Tyler Trucking. Mr. Hunt was also the President of Murbach Building Supplies, a company headquartered in Elyria and engaged in retail sales of masonry building materials, until it was sold to Consumers Building Supply Co. in 2005.

Charles E. Keane served as Executive Vice President and Chief Lending Officer for Northern from October 2002 to 2003. He joined Northern in April 2001. Prior to his employment with Northern, he was employed as Manager of Mellon Bank’s commercial mortgage banking division from 1996-2001. Mr. Keane is a graduate of John Carroll University and has attended Carnegie Mellon and Harvard Business Management Schools.

Charles F. Lawson is the founder and director and former President of The Travelmart Inc., a travel agency headquartered in Elyria. He is a member of the Westlake Rotary Club and active in many trade organizations within the travel business.

Jeffrey B. Ohlemacher is President of Elyria Manufacturing Corporation, a manufacturer of precision machined products headquartered in Elyria. Mr. Ohlemacher also serves as President of B.R.E.I.C., a small real estate investment company.

William A. Shepard is President and majority owner of Bobel’s Office Plus, where he has been employed since 1957.

Harold A. West is an attorney in private practice in Elyria. Mr. West provides legal services to Northern on a regular basis. Mr. West is a member of the Elyria Rotary Club.

Executive Officers

The following table sets forth certain information as of April 7, 2006, with respect to the executive officers who are not also directors and “significant employees” (as defined in Item 401(c) of Regulation S-K) of Northern.

Name	Age	Position(s) Held
Melinda A. Billings(1)	45	Executive Vice President, Chief Financial Officer and Treasurer
James F. Ketchum(1)	48	Executive Vice President and Chief Lending Officer
Dale Schieferstein(2)	56	Senior Vice President—Business Development
Martin L. Rowe(2)	57	Vice President
Lisa Everden(2)	49	Vice President—Information Technology Manager

(1)	Executive Officer
(2)	Significant Employee

Melinda A. Billings serves as Executive Vice President and Treasurer and is Chief Financial Officer. She joined Northern in 1980. Ms. Billings was named a Vice President in 1990 and became Senior Vice President in 1997 and was promoted to Executive Vice President in 2001. She is a member of the American Institute of Certified Public Accountants.

James F. Ketchum serves as Executive Vice President and is Chief Lending Officer. Prior to assuming that position in the third quarter of 2003 he served as Senior Vice President, overseeing both commercial and residential lending. He had previously served as Vice President in charge of retail banking from January 1, 1997 until 2001 when he assumed commercial real estate loan duties in addition to his supervision of the retail banking operation. In the three year period prior to January 1, 1997, Mr. Ketchum served as manager of the consumer loan department.

Dale Schieferstein serves as Senior Vice President—Business Development. He has been employed by Northern for over 30 years. Prior to October 2002 he was responsible in the lending area for residential, commercial and consumer loan originations. His duties included lending, loan review, compliance and supervision. He assumed his new role as head of Business Development in October 2002 in response to the development of a stronger origination effort.

Martin L. Rowe serves as Vice President with a concentration in operations, loan servicing, security officer functions, and facilities support. He has worked in this capacity with Northern since 1978 and was responsible for supervising the development and opening of the renovation at the main office, the branch facilities in Amherst and Grafton, and the Drive-in Office in Elyria.

Lisa Everden serves as Vice President—Information Technology Manager. She joined Northern in 1996 and supervises in-house computer operations, wide area network and computer applications. Prior to joining Northern’s team, Ms. Everden was a Systems Analyst for a regional mortgage corporation.

Principal Shareholders

The following table sets forth certain information regarding the beneficial ownership of Northern common stock as of April 7, 2006 by:

•	each person who is known by Northern to own beneficially more than 5% of the outstanding shares of Northern common stock;

•	each of Northern’s directors;

•	the executive officers of Northern named in the Summary Compensation Table set forth below under “Election of Directors—Summary Compensation”; and

•	Northern’s executive officers and directors as a group.

For purposes of this table, a person is considered to beneficially own any shares over which he or she exercises sole or shared voting or investment power or of which he or she has the right to acquire beneficial ownership within 60 days of April 7, 2006. Unless otherwise indicated, voting power and investment power are exercised solely by the person named in the table or shared with members of his or her household. Shares deemed to be outstanding for purposes of computing “Percent of Common Stock” are calculated on the basis of 2,458,068 shares outstanding, plus the number of shares a person or group has the right to acquire within 60 days.

Name	Shares beneficially owned		Shares which may be acquired within 60 days of April 7, 2006 by exercise of options	Percent of outstanding common stock
Melinda A. Billings	2,885	(1)	2,438	*
John P. Frain	3,036		1,157	*
Timothy T. Grogan	2,498		2,314	*
Neal Hubbard	173,738	(2)		7.1%
James F. Hunt	16,170	(3)	2,314	*
Charles E. Keane	1,634		1,050	*
James F. Ketchum	5,500		2,438	*
Charles F. Lawson	43,408	(4)	2,314	1.9
Jeffrey B. Ohlemacher	40,041	(3)	2,314	1.7
William A. Shepard	4,279	(3)	1,157	*
Harold A. West	45,228	(3)	2,314	1.9
All Northern directors, nominees and executive officers as a group (11 persons)	338,417		19,810	14.5

*	Less than 1 percent.
(1)	Includes shares jointly held with the reporting person’s spouse and mother and shares for which the reporting person serves as a custodian for the account of the reporting person’s children, as to which the reporting person disclaims beneficial ownership.
(2)	See “Restrictions on Acquisitions of Stock: Federal Deposit Insurance Act” below. Includes 89,861 shares owned by his mother for which he has a power of attorney and as to which shares beneficial ownership is disclaimed.

(3)	Includes shares held by the reporting person’s spouse, as to which shares beneficial ownership is disclaimed.
(4)	Includes shares held by the reporting person’s spouse and shares held by a child living at home, as to which shares the reporting person also disclaims beneficial ownership.

After the closing of the acquisition, the Northern executive officers and directors listed in the principal shareholder table above will no longer hold shares of Northern common stock. At the closing, outstanding shares of Northern common stock will be canceled and converted into the right to receive cash or First Place common stock. In addition, options to purchase Northern common stock held by such persons will be canceled in exchange for a cash payment.

Restrictions on Acquisitions of Stock: Federal Deposit Insurance Act

The Federal Deposit Insurance Act provides that no person, acting directly or indirectly or in concert with one or more persons, shall acquire control of a savings association without giving advance notice to the Office of Thrift Supervision. This provision of the Federal Deposit Insurance Act is implemented by the Office of Thrift Supervision in its Acquisition of Control Regulations in 12 CFR Part 574. The purpose of 12 CFR Part 574 is to implement the provisions of the Change in Bank Control Act, 12 U.S.C.1817(j), or the Control Act, and the Savings and Loan Holding Company Act, 12 U.S.C. 1467a (Home Owners’ Loan Act, Section 10), relating to acquisitions and changes in control of savings associations that are organized in stock form and savings and loan holding companies thereof. For purposes of the Acquisition of Control Regulations, control exists in situations in which the acquiring person has direct or indirect voting control of at least 25% of the association’s voting shares or controls in any manner the election of a majority of its directors, or if the Director of the Office of Thrift Supervision determines that the acquiring person exercises a controlling influence over the management or policies of the savings association. In addition, control is presumed to exist (but may be rebutted) if the acquiring person (which includes a group acting in concert) has voting control of at least 10% of the savings association’s voting stock and any of the eight control factors specified in the regulations exists. A so-called “control factor” exists under Section 574.4(c) of the Acquisition of Control Regulations if, for example, the acquiror is one of the two largest shareholders, or is able to elect more than one director, or serves as chairman or chief executive officer, chief operating officer, or chief financial officer. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an immediate family.

Based on the Acquisition of Control Regulations’ definition of the term “immediate family,” the shares held by the immediate family of Mr. Hubbard include shares held by Mr. Hubbard and his spouse, his brother-in-law, Mr. Hubbard’s mother and siblings, Mr. Hubbard’s children, and Mr. Hubbard’s nieces and nephews. On June 25, 2004, Mr. Hubbard and members of the Hubbard family filed an Interagency Notice of Change in Control with the Office of Thrift Supervision to purchase up to 15% of Northern common stock. The filing also requested that the Office of Thrift Supervision permit transfers of Northern common stock between members of the Hubbard family without prior Office of Thrift Supervision approval and that other unspecified members of the Hubbard family be allowed to become Northern shareholders. The OTS approved the Interagency Notice of Change in Control on October 5, 2004, subject to the following conditions: (1) any member of the Hubbard family eighteen years or older must file an Interagency Biographical and Financial Report and Application Certification prior to increasing his or her ownership interest in Northern common stock to 0.5% or more; and (2) on October 5, 2005, and annually thereafter, the Hubbard family must provide the Office of Thrift Supervision with a letter certifying that there has been no material change to the biographical, financial, and other information submitted in connection with the Notice. In connection with the Interagency Notice of Change in Control, Mr. Hubbard and the Hubbard family also requested approval from the Ohio Division of Financial Institutions to acquire a controlling interest (up to 15%) in Northern’s voting stock pursuant to Ohio Revised Code Section 1151.66 and Ohio Administrative Code Rule 1301:2-4-02. On October 28, 2004, the Ohio Division of Financial Institutions approved the notice provided the Hubbard family control group complies with Ohio law and regulations, fulfills the commitments and representations made in the Notice, and notifies the Division if any new members of the Hubbard family purchase Northern common stock.

Prior to the approval of these filings, the Hubbard family was prohibited by the Office of Thrift Supervision from making any transfers of Northern common stock to other Hubbard family members without the Office of Thrift Supervision’s prior approval. The Hubbard family was also required to obtain the Office of Thrift Supervision’s prior approval before acquiring any additional shares of Northern common stock. As of April 7, 2006, the Hubbard family owns 293,142 shares of Northern common stock, or approximately 11.93% of its shares.

Equity Compensation Plan Information

The following table sets forth the number of securities issued and outstanding under Northern’s equity compensation plans, as of December 31, 2005, as well as the weighted average exercise price of outstanding options.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders	23,298	(1)	$19.92	—	(2)
Equity compensation plans not approved by security holders	—		—	N/A

Total	23,298	(1)	$19.92	—	(2)

(1)	Represents options exercisable for shares of Northern common stock under Northern’s 2000 Stock Option Plan.
(2)	Future grants under the 2000 Stock Option Plan have been suspended.

Quarterly Summary of Selected Consolidated Financial Data

A summary of the unaudited results of operations for the eight quarters ended December 31, 2005 follows:

	2004				2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$3,753,512	$3,692,700	$3,736,956	$3,897,796	$3,968,876	$4,210,020	$4,472,643	$4,564,366
Interest expense	1,111,132	1,053,210	1,121,172	1,205,420	1,286,025	1,444,730	1,662,849	1,946,929

Net interest income	2,642,380	2,639,490	2,615,784	2,692,376	2,682,851	2,765,290	2,809,794	2,617,437
Provision for loan losses	—	—	—	—	—	—	—	33,811

Net interest income after provision for loan losses	2,642,380	2,639,490	2,615,784	2,692,376	2,682,851	2,765,290	2,809,794	2,583,626
Non-interest income	137,768	145,776	163,978	143,393	145,287	159,113	157,418	156,469
Non-interest expense	1,586,092	1,576,154	1,592,306	1,759,063	1,660,831	1,701,981	1,819,831	1,965,544

Income before provision for federal income taxes	1,194,056	1,209,112	1,187,456	1,076,706	1,167,307	1,222,422	1,147,381	774,551
Provision for federal income taxes	408,000	415,000	404,000	366,000	398,000	415,000	389,000	267,000

Net income	$786,056	$794,112	$783,456	$710,706	$769,307	$807,422	$758,381	$507,551

Net income per common share
Basic	$0.32	$0.32	$0.32	$0.29	$0.31	$0.33	$0.31	$0.21
Diluted	$0.32	$0.32	$0.32	$0.29	$0.31	$0.33	$0.31	$0.21
Average common shares outstanding
Basic	2,455,793	2,457,223	2,457,643	2,457,855	2,458,068	2,458,068	2,458,068	2,458,068
Diluted	2,458,603	2,458,649	2,458,229	2,458,639	2,458,670	2,458,374	2,458,387	2,458,475

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following financial review presents an analysis of the asset and liability structure of Northern, a discussion of the results of operations for each of the years in the three-year period ended December 31, 2005 and includes statistical disclosures required by SEC Guide 3, Statistical Disclosure by Bank Holding Companies. All per share amounts in this item have been retroactively adjusted and restated to give effect to a 5% stock dividend in December 2004 and a two-for-one stock split in July 2003. The following discussion and analysis should be read in conjunction with Northern’s consolidated financial statements and the notes related thereto which begin on page F-1 of this prospectus/proxy statement. Also, see “Cautionary Statement Concerning Forward Looking Statements” beginning on page 26.

Executive Overview

The primary component of Northern’s net income is net interest income, which represents interest and dividends earned on interest-earning assets reduced by interest expense on interest-bearing liabilities. Net interest income is significantly affected by general economic conditions and policies of regulatory authorities.

As the year 2005 began, the federal funds rate was 2.16% and the 20 year Constant Maturities Treasury, or the CMT, rate was 4.85%. Management anticipated that rates would move upward, providing a challenge for management in achieving Northern’s goal to increase the mortgage loan portfolio. The federal funds rate did increase by 200 basis points to 4.16%. Meanwhile the 20 year CMT rate decreased 12 basis points to 4.73% resulting in a flattening of the yield curve in 2005. Northern’s success in the growth of its mortgage loan portfolio was a result of the combination of favorable mortgage rates and Northern’s emphasis on developing its loan origination department. The interest rate environment and market pressure provided by increasing funds used for loan originations and stable deposits resulted in Northern raising the rate paid on certain deposits. The rate paid on Money Market Deposit Accounts, or MMDA, Preferred MMDA and new Certificate of Deposit Accounts (CD) programs increased throughout 2005 and particularly in the fourth quarter. As the yield curve continues to flatten, Northern’s net interest margin is likely to decline in 2006.

For the year ended December 31, 2005, Northern reported net income of $2,842,661, a decrease of $231,669, or 7.54%, from the net income of $3,074,330 in 2004. On a basic and diluted per share basis net income was $1.16 per share in 2005 compared to $1.25 per share in 2004. The decrease in net income was mainly attributable to increased professional fees, advertising and compensation offset by higher net interest income in 2005 as compared to 2004. Net interest income increased in 2005 over 2004 because the increase in loan volume provided an increase in interest income which more than offset the impact of rising interest rates on deposit accounts and borrowings. Northern strives to continue to control overhead costs and to maintain a low employee-to-asset ratio. Northern has also experienced low credit risk as characterized by modest levels of provision for loan losses relative to its outstanding loan balances and a history of low loan losses.

2005 Key Performance Indicators

•	Our loan portfolio grew 19.4% during a challenging environment in 2005 as mortgage rates were stable and mortgage refinancing continued to slow down.

•	The renovation of our headquarters facility was complete in late 2004 and early 2005 and provides space and technological capability for enhanced customer service and growth.

•	Net interest income increased 2.4% over 2004 levels as Northern strove to generate interest income through growth in the loan portfolio and managed intense competition for deposit relationships.

•	Our credit quality remains strong with a ratio of total non-performing loans to total loans below 1/4 percent, at 0.17% at December 31, 2005.

•	Customers’ use of our internet banking continued to increase substantially during 2005.

Critical Accounting Policies

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses increased by provision for loan losses charged against income and decreased by charge-offs net of recoveries. The allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. A downturn in the Northeastern Ohio real estate market could result in increased levels of nonperforming loans and charge-offs, significant provisions for loan losses, and significant reductions in income. The allowance for loan losses reflects management’s belief that residential lending is, and has historically been, subject to lower losses than that of commercial and multi-family lending. In contrast, non-residential loans are generally larger loans and their repayment is dependent on cash flows from operations of the borrower, therefore losses from such loans on an individual basis could be substantially greater than losses sustained on loans secured by single family housing. Additionally, various regulatory agencies periodically review the allowance for losses as an integral part of the examination process. These agencies may require the recognition of additions to the allowance based upon their judgments and on information available to them at the time of examination.

Financial Condition

Assets

Total assets increased approximately $20.8 million or 6.50% from $320,018,388 at December 31, 2004, to $340,806,868 at December 31, 2005. This increase is the result of an increase in net loans receivable of $46.6 million offset by decreases in investments of $18.2 million and decreases in cash and cash equivalents of $7.6 million.

Loans

Northern’s primary lending activity is providing first mortgage loans to families to purchase or improve their homes. Northern principally originates conventional first mortgage loans secured by improved residential real estate. Northern also originates home equity lines of credit, enabling its customers to use the equity in their homes to fund home improvements, purchase consumer products or any other use the customer chooses. The interest rates on these credit lines adjust quarterly based on the one year treasury bill index. Loans made to customers, secured by 1- to 4-family owner-occupied dwellings, typically have a low credit risk because the borrower occupies the home, such loans are usually well-collateralized and Northern adheres to strong underwriting policies.

Northern has developed a market in residential construction lending by making residential land development loans to local developers with whom Northern has developed strong business relationships. In addition, Northern provides construction loans to builders for the construction of homes, many of which are pre-sold, and to individuals for the construction of their homes.

Northern’s management believes that these development and construction loans have somewhat greater credit risk than conventional residential mortgage loans due to the uncertainty related to completion of the project on time and within budget. These loans are constantly monitored as to the progress of the project to manage and minimize the risk involved.

Northern set a goal for 2005 to increase its portfolio of loans secured by commercial real estate. In recognition of the increased level of credit risk in commercial loans, any expansion in this area is closely monitored by the board of directors, and no loan is made without being thoroughly reviewed by the Loan

Committee of the board which looks for opportunities that present the least possible risk to Northern. This would include strong collateral, when appropriate, excellent credit worthiness and a history of cash flow in excess of that required to cover debt service on such loans.

Management believes that loans secured by commercial property present a higher degree of credit risk than residential loans. Commercial real estate and other commercial loans result in a concentration of principal in a limited number of loans and borrowers and such loans require more monitoring and evaluation than conventional residential real estate loans. In addition, the general economic conditions of the community can affect the cash flows on income producing property. Northern regularly reviews cash flows of borrowers on properties securing such loans.

Net loans receivable at December 31, 2005 were $286.7 million compared to $240.0 million at December 31, 2004, an increase of 19.4%. The increase in net loans receivable can be attributed to growth in Northern’s residential mortgage loan portfolio.

The increase in mortgage loans receivable was the result of Northern’s efforts to develop its lending department in spite of the decrease in mortgage loan refinancing in 2005. The total of mortgage and construction loans, before deduction of loans in process, allowance for loan losses and deferred loan fees, increased $47.8 million, from $240.4 million in 2004 to $288.2 million in 2005. Northern’s mortgage loan originations in 2005, secured by commercial and residential real estate, increased $28.1 million from $62.8 million in 2004 to $90.9 million in 2005. Principal payments received on mortgage loans decreased from approximately $47 million in 2004 to $26 million in 2005, a 44.7% decrease or $21 million. Northern’s successful reorganization of its lending department was demonstrated by the fact that Northern was able to exceed its 2004 mortgage origination level in spite of reduced refinancing activity in 2005.

The majority of the growth in mortgage loans outstanding occurred in 1- to 4-family mortgages. One-to-four family mortgages grew $48 million, from $208 million in 2004 to $256 million in 2005, a 22.8% increase. Northern has developed lending relationships with various brokers and correspondent lenders in an effort to build its portfolio. By the end of 2005, Northern had thirteen such relationships resulting in loan originations of $44.6 million in 1- to 4-family family mortgage loans. Mortgage loans for multi-family dwellings decreased approximately $813,000, or 8.2%, from 2004. Commercial mortgage loans saw growth in 2005 of $2.7 million, a 14.8% increase from 2004.

Consumer and other loans and loans secured by deposit accounts decreased $134,000 or 2.0% from 2004 to 2005. Growth in both commercial lines of credit of $219,000 and passbook loans of $139,000 was offset by decreases in consumer loans of $493,000 during 2005.

Northern’s efforts to build its lending portfolio during 2004 and 2005 resulted in Northern discontinuing its secondary market activity. This strategy could result in Northern accepting an increase in interest rate risk by holding long-term fixed-rate loans. Net interest margin could be negatively impacted by holding long-term fixed rate assets if interest rates rise in the future. If Northern re-enters the secondary market, it will not sell servicing of the loans originated in its market area because customers value having their loans serviced by their community bank.

The table below illustrates the composition of Northern’s loan portfolio:

	December 31,
	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Mortgage Loans:
Permanent first mortgage:
One- to four-family	$246,950,962	86.15%	$201,970,747	84.15%	$188,181,274	83.89%
Multi-family units	9,084,475	3.17%	9,897,080	4.12%	9,377,685	4.18%
Commercial real estate	15,922,160	5.55%	17,109,190	7.13%	17,289,993	7.71%
Land	460,790	0.16%	653,905	0.27%	562,009	0.25%
Construction first mortgage:
Acquisition & development	1,993,118	0.70%	3,381,951	1.41%	3,502,508	1.56%
One- to four-family	8,675,072	3.03%	6,140,030	2.56%	4,831,614	2.15%
Commercial real estate	5,106,000	1.78%	1,211,000	0.51%	900,000	0.39%

Total mortgages	288,192,577	100.53%	240,363,903	100.15%	224,645,083	100.13%
Other loans:
Commercial	1,079,814	0.38%	860,554	0.36%	372,323	0.17%
Consumer	5,057,269	1.76%	5,549,790	2.31%	5,406,307	2.41%
Passbook	305,505	0.11%	166,681	0.07%	263,939	0.12%

Total other loans	6,442,588	2.25%	6,577,025	2.74%	6,042,569	2.70%

Total loans	294,635,165	102.78%	246,940,928	102.89%	230,687,652	102.83%
Less:
Loans in process	(6,259,619)	-2.18%	(4,505,466)	-1.88%	(3,575,377)	-1.59%
Allowance for loan losses	(425,000)	-0.15%	(410,000)	-0.17%	(410,000)	-0.18%
Deferred loan fees	(1,290,873)	-0.45%	(2,012,674)	-0.84%	(2,386,419)	-1.06%

	(7,975,492)	-2.78%	(6,928,140)	-2.89%	(6,371,796)	-2.83%

Total loans receivable, net	$286,659,673	100.00%	$240,012,788	100.00%	$224,315,856	100.00%

Asset Quality

Northern had no impaired loans defined by Statement of Financial Accounting Standards (SFAS) No. 114, “Accounting by Creditors for Impairment of a Loan” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures”, at December 31, 2005 and December 31, 2004. Additionally, Northern had no outstanding commitments to lend additional funds to borrowers whose loans were on nonaccrual status.

Nonperforming assets at December 31, 2005 were $544,000 or 0.16% of total assets and consisted of eight mortgage loans, two home equity lines of credit on residential property and one real estate owned property. This was a decrease of $434,000 or 44.38% from 2004. In 2004, there were thirteen loans that were non performing totaling $978,000 or 0.31% of total assets. Management anticipates little or no loss on the loans considered nonperforming. Nonperforming loans to total loans was 0.17% at December 31, 2005 compared to 0.41% at December 31, 2004.

During 2005 Northern took foreclosure action on three loans. Two properties involved were sold with losses totaling $5,781 after charge-offs to the allowance for loans losses of $18,811. One property, carried at $69,103, was in real estate owned at December 31, 2005. As of December 31, 2005, Northern had one loan in the foreclosure process. Management expects little or no loss related to the sale or disposition of these properties.

Securities

Northern continued to remain conservative in its investment strategy throughout 2005. Northern’s security portfolio decreased over $18 million in 2005. In accordance with its investment strategy, the majority of this decrease resulted from the principal payments, maturities, and calls of U.S. government securities, including agency notes and mortgage-backed securities. These investments are backed by government-sponsored enterprises such as Federal Home Loan Mortgage Corporation, or FHLMC, Government National Mortgage Association, GNMA, or Federal National Mortgage Association, or FNMA. The proceeds were used to fund loans.

Northern holds $4.6 million of common stock of the FHLB of Cincinnati, which is restricted stock that may be sold to the FHLB of Cincinnati only. If sold, the common stock must be sold at its par value of $100 per share.

Property and Equipment

Property and equipment remained stable at $7,482,730 and $7,738,703 at December 31, 2005 and 2004, respectively.

Accrued Interest Receivable

From 2004 to 2005, accrued interest receivable decreased $26,000 or 1.9%. This was due to the decreasing balance of the investment portfolio. Accrued interest receivable on loans was up $142,000 or approximately 13.6%, while accrued interest on investments was down $168,000 from $309,000 at December 31, 2004 to $141,000 at December 31, 2005.

Deposits and Other Sources of Funds

Deposits are generally the most important source of funds for lending and general business purposes. Deposit inflows and outflows are significantly influenced by general interest rates and competitive factors. Northern sets rates on deposits monthly, or more frequently if required by competitive conditions. Consumer and commercial deposits are attracted principally within the primary market areas. Northern had no brokered deposits during 2005 or 2004.

The balance of deposits was $264.9 million at December 31, 2005 compared to $264.2 million at December 31, 2004, representing an increase of $706,000. Northern’s goal with respect to deposits was to increase deposits to fund mortgage loan growth; however, the rising interest rate environment combined with intense market competition for deposits resulted in deposit levels remaining flat between 2004 and 2005. Northern increased deposit rates during 2005 particularly on CD’s and MMDA accounts in effort to meet competitive pressure and provide customers with reasonable interest rates. Northern sets rates in order to attract deposits, maintain its liquidity position and remain competitive within its market so as to retain its customer base. During 2005, there was an increase of $9.8 million in CD’s while savings, checking, and MMDA’s declined $9.1 million.

The deposits of savings associations are insured by SAIF, which along with the Bank Insurance Fund, BIF, comprise the two insurance funds administered by the FDIC. Pursuant to FDIRA, the SAIF will be merged with the BIF to form a new deposit insurance fund or DIF.

Other Funding Sources

In addition to deposits, Northern can derive funds from other borrowing sources. The primary source of these borrowings is the FHLB system. Those borrowings were $28,557,647 at December 31, 2005 and $9,076,184 at December 31, 2004. Northern’s borrowings included $16.7 million in Cash Management Advances, or CMA, at December 31, 2005 to fund mortgage loan originations. CMA’s are variable rate advances with terms of one to ninety days that reprice daily and may be prepaid without a penalty. Northern also took out a 10 Year Select Payment Mortgage Match Advance, or SPMMA, from the FHLB of Cincinnati dated April 26, 2005 with a balance of $4,766,842 at December 31, 2005 and an interest rate of 4.58%. The SPMMA matures May 1, 2015 and provides for 15% annual principal prepayments although there may be a prepayment penalty if the advance is prepaid. Northern also has an outstanding SPMMA of $41,805 bearing interest at 5.85% and maturing December 1, 2007 and four fixed rate advances totaling $7,000,000 maturing at various dates through September 30, 2009 with weighted average interest rates of 3.46%. These advances may also be subject to prepayment penalties.

The FHLB functions as a central bank, providing credit facilities to member financial institutions. As a member of the FHLB of Cincinnati, Northern is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain home mortgages and other assets (principally securities that are obligations of, or guaranteed by, the United States), provided creditworthiness standards are satisfied. Advances are made under several credit programs, each of which has its own terms including interest rates and maturities. Depending on the program, limitations on the amount of advances are based upon either a fixed percentage of Northern’s assets or on the FHLB of Cincinnati’s assessment of Northern’s creditworthiness. The FHLB of Cincinnati is required to review its credit limitations and standards at least once every six months. The FHLB of Cincinnati’s credit policy permits Northern to obtain advances for qualified mortgages with total unpaid principal balances equal to 125% of advances.

Consolidated Results of Operations for the Years Ended December 31, 2005 and December 31, 2004

Net Interest Income

Net interest income is the principal source of earnings. It is affected by a number of factors, including the level, pricing and maturity of interest-earning assets and interest-bearing liabilities, interest rate fluctuations and asset quality. Included in interest income is amortization of fees charged to borrowers during previous periods and recognized in earnings as the loans are repaid. When refinancing activity is prevalent, prepayments of these loans are high and fee amortization can increase substantially. Conversely, as rates rise and prepayments slow down, income from fee amortization can decrease sharply.

Net interest income for 2005, was $10,875,372, an increase of $285,342 or 2.69% from net interest income in 2004. This increase is mainly attributable to the increase in the volume of the mortgage loan portfolio during 2005 offset by the increase in rates paid on deposits.

Interest Income

Northern earns interest income from mortgage and other loans, mortgage-backed securities, other securities, and other interest-earning assets. Rates earned on current loan originations and purchases of securities are generally driven by market conditions. Rates on the existing portfolio of adjustable rate mortgages adjust to current treasury yield indices. Northern considers the competition in the market when setting its rates on new loans, both fixed and adjustable. Increases in the volume of loans are determined largely on Northern’s competitiveness in the market as well as on Northern’s customer service and relationships with customers and others. Northern tries to offer mortgage rates slightly above the lowest rates offered in its service area, which is influenced by the Greater Cleveland market. In 2004 Northern adopted a strategy of holding the mortgage loans it originated in its portfolio to grow its loan portfolio and retain the related interest income. Although this strategy may increase Northern’s exposure to interest rate risk, Northern could withstand the potential additional interest rate risk because it has very little credit risk and it maintains a strong capital position. Northern’s relationships with brokers and correspondents helped increase loan originations in 2005.

Interest on loans made up 89% of interest income in 2005. Interest income on loans is comprised of interest collected monthly from borrowers, including late charges assessed, plus amortization of deferred fees and charges recorded at the time of loan origination. Including amortization of fees, interest collected from customers increased 15.1% to $15,294,949 in 2005 from $13,290,881 in 2004. This increase of approximately $2 million was mainly due to the growth in the portfolio offset by a slightly lower average rate on loans throughout the year. The portion of interest income on loans resulting from the amortization of deferred fees net of deferred expenses, decreased $124,000 primarily due to the decrease in prepayments. The effective yield on outstanding mortgage loans, the major component of the interest income figures shown, decreased to 5.76% for the year ending December 31, 2005, down slightly from 5.80% for 2004. The stability in the yield during 2005 was mainly a result of stable rates on new originations and favorable interest rate adjustments on adjustable rate mortgage loans. One factor having a favorable impact on Northern’s interest yield for 2005 was that the weighted average interest rate on loans originated in 2005 was 5.62% compared to 5.23% in 2004. Prior to 2004, the annual weighted average rate for new originations had been decreasing.

Northern’s investment strategy was designed to maintain liquidity in the investment portfolio, enabling Northern to invest at higher rates as market rates increased. During 2005, as investments matured, were called, or repaid principal, such funds were used to fund mortgage loan originations rather than being reinvested in the investment portfolio. This was to realize the greater returns on mortgage loans as opposed to those on investment securities.

Although the average balance of investment securities, including mortgage-backed securities and FHLB stock decreased, the impact of the decrease in volume was completely offset by increases in the yield earned on all investments in 2005. Interest income on mortgage-backed securities increased primarily because the securities purchased in the fourth quarter of 2004, as part of a leveraged transaction funded by FHLB advances, were in the portfolio for the full year 2005. Dividends paid on FHLB stock increased due primarily to the higher dividend rate paid. Both of these increases were offset by a decrease in interest income on other interest earning accounts. It decreased from $270,000 in 2004 to $118,000 in 2005 as a result of a decrease in volume as overnight investments were used to fund mortgage loans during 2005, although this decrease was partially offset by increasing rates.

Interest on investment securities is influenced by market conditions. Total interest on securities (not including mortgage-backed securities) and interest bearing deposits, net of premium and discount amortization, decreased from $1,007,490 in 2004 to $855,338 in 2005. Much of this decrease can be traced to the lower balance of investment securities in 2005 compared to 2004. During 2005 as securities matured or were called, the proceeds were used to fund increasing loan originations. The daily average balance of investment securities for 2005 was approximately $22 million compared to $32 million in 2004. Interest income recognized for 2005, net of premium and discount amortization, included $183,368 of collateralized mortgage obligations, or CMO’s, interest compared to $167,255 for 2004. This increase of approximately $16,000, or 9.6%, was due to a CMO purchased in December 2004 earning interest for the full year 2005, thereby increasing the daily average balance of CMO’s. Offsetting these increases in interest was the interest earned on U.S. government agency securities, including cushion callable securities, net of premium and discount amortization. In 2005, this interest totaled approximately $537,000 compared to $566,000 in 2004. This decrease can be traced to Northern’s decrease in investments in agency securities, primarily cushion callable securities offset by an increase in interest earned as premiums on these investments were amortized through their call dates although not all such securities were called, thus raising the yield in 2005. Interest earned on overnight funds invested at the FHLB also decreased as these funds were used to fund mortgage loans in 2005. In 2005, Northern earned approximately $67,000 on overnight FHLB investments compared to $243,000 in 2004.

Interest Expense

Interest expense represents interest on deposits and borrowed money. The volume of deposits retained depends on the competitive nature of the interest rates offered. Deposit activity is not as sensitive to interest rates as mortgage lending. CD’s have a set maturity date, and although they may be withdrawn with a penalty, they usually remain until maturity. A customer may base the decision to remove the account on a combination of rate, service and convenience. Northern monitors rates offered on similar deposit products in its service area. Northern maintains deposit rates just slightly below the highest rates offered in the area. During periods of rising or falling market interest rates, Northern may raise or lower rates on its core deposits (passbook/statement accounts, checking accounts, and money market accounts). These rates are changed at less frequent intervals than rates on time CD’s, and also apply to all existing accounts from the date of the change. Northern raised rates on MMDA’s in October 2005; however, passbook and checking account rates remained unchanged. Rate changes on CD’s apply only to renewals and new deposits, therefore more frequent changes may occur on CD’s without a significant immediate impact on interest expense.

Northern can attract more or less funds based on how Northern competes in the market with other financial institutions, as well as non-deposit products such as mutual funds, which have frequently offered higher returns to investors. With the increase in rates beginning in 2004 and continuing throughout 2005, Northern’s deposit cost increased in 2005 to $5,588,672 from $4,409,132 in 2004, representing an increase of 26.8% or $1,179,540. The majority of the increase can be attributed to rising interest rates offset by a decrease in the average daily balance in deposits in 2005 compared to 2004. CD’s increased $9.8 million while the other deposit accounts decreased $9.1 million. Throughout 2005, Northern raised interest rates and developed new deposit products to attract and retain deposits. Interest paid on CD’s increased from $3.23 million in 2004 to $4.28 million in 2005, representing an increase of $1,052,000. Interest paid on all other accounts increased $127,000 in 2005, and most of that was in what Northern considers to be its core accounts, passbook/statement savings, checking and MMDA’s.

Interest expense incurred on advances from the Federal Home Loan Bank increased to $751,861 for 2005 from $81,802 in 2004. This increase in interest expense was primarily the result of increased borrowings during 2005 to fund mortgage loan originations as well as the leveraged transaction which increased FHLB advances by $9.0 million in the fourth quarter of 2004 and increased the daily average balance of FHLB advances in 2005 as compared to 2004.

Average Balances, Interest and Yields/Costs

The table on the following page, sets forth certain information relating to Northern’s average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are based on daily balances. Average balance of loans is net of loans in process and net of deferred fees and expenses. During the periods indicated, nonperforming loans are included in average balances. As was previously discussed, yields and costs include fees, premiums and discounts, which are considered adjustments to yield. For the purposes of this table, the yields on securities available for sale are based on amortized cost. The average balance on loans in process used daily averages of $6,396,000 for the year 2005, $5,383,000 for the year 2004, and $4,929,000 for the year 2003. Average balance of net deferred fees represented average daily balances of $1,626,000 for 2005, $2,245,000 for 2004, and $2,440,000 for 2003. Nonperforming loans at year-end, however, represent the loans identified as nonperforming as of December 31 of each year, or approximately $475,000 in 2005, $978,000 in 2004, and $670,000 in 2003.

	Average Balances and Interest Rates for the Year Ended December 31,
	2005			2004			2003
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollar in Thousands)
Interest Earning Assets:
Loans, net	$265,553	$15,295	5.76%	$229,312	$13,291	5.80%	$219,178	$13,804	6.30%
Mortgage-backed securities	20,009	843	4.21%	15,172	607	4.00%	16,718	731	4.37%
Investment securities:
FHLB Stock	4,454	223	5.01%	4,265	176	4.13%	4,098	164	4.00%
Other investment securities	22,229	737	3.32%	31,765	737	2.32%	48,886	849	1.74%

Total securities	26,683	960	3.60%	36,030	913	2.53%	52,984	1,013	1.91%
Other interest-earning assets	5,811	118	2.03%	25,636	270	1.05%	25,289	229	0.91%

Total interest-earning assets	318,056	17,216	5.41%	306,150	15,081	4.93%	314,169	15,777	5.02%
Non interest-earning assets	12,486			10,404			9,157

Total Assets	$330,542			$316,554			$323,326

Interest-bearing liabilities:
Deposits	$255,311	5,589	2.19%	$261,180	4,474	1.71%	$270,758	5,490	2.03%
Borrowings	19,942	752	3.77%	2,449	82	3.35%	167	10	5.83%

Total interest-bearing liabilities	275,253	6,341	2.30%	263,629	4,556	1.73%	270,925	5,500	2.03%
Non interest-bearing liabilities	10,436			9,761			10,308

Total Liabilities	285,689			273,390			281,233
Shareholders’ Equity	44,853			43,164			42,093

Total Liabilities and Shareholders' Equity	$330,542			$316,554			$323,326

Net interest income and interest rate spread		10,875	3.11%		10,525	3.20%		10,277	2.99%

Net yield on average interest-earning assets			3.42%			3.44%			3.27%
Interest expense capitalized		—			65			10

Net interest income		$10,875			$10,590			$10,287

Average interest-earning asset to average interest-bearing liability			115.55%			116.13%			115.96%

Rate/Volume Analysis

The table below analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities, and changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The table reflects the extent to which changes in interest income and changes in interest expense are attributable to changes in volume (changes in volume multiplied by the prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

	RATE/VOLUME TABLE			RATE/VOLUME TABLE
	2005 vs 2004 Increase (decrease) Due to Change in:			2004 vs 2003 Increase (decrease) Due to Change in:
	Volume	Rate	Total	Volume	Rate	Total
	(In Thousands)			(In Thousands)
Interest income attributable to:
Mortgage loans	$2,088	$(84)	$2,004	$620	$(1,133)	$(513)
Mortgage-backed securities	202	34	236	(65)	(59)	(124)
Other securities:
FHLB stock	8	39	47	7	5	12
Other investment securities	(260)	260	0	(348)	236	(112)
Other interest earning assets	(297)	145	(152)	3	38	41

Total interest income	1,741	394	2,135	217	(913)	(696)

Interest expense attributable to:
Deposits	(103)	1,218	1,115	(189)	(827)	(1,016)
FHLB advances	658	12	670	78	(6)	72

Total interest expense	555	1,230	1,785	(111)	(833)	(944)

Increase (decrease) in net interest income	$1,186	$(836)	$350	$328	$(80)	$248

Provision for Loan Losses

The allowance for loan losses was $425,000 and $410,000 in 2005 and 2004, respectively after recording a provision for loan losses of $33,811 in 2005. Northern recorded charge-offs for the decline in value of two properties acquired through or in lieu of foreclosure proceedings totaling $23,426 of which $4,615 was recovered. Northern’s board and management consider many things in evaluating the sufficiency of the allowance. Among the factors considered are delinquencies in its loan portfolio, economic conditions of the nation and its community, credit risk inherent in its portfolio, increases in the outstanding balances of loans typically considered to be higher risk (commercial and consumer), classified assets and historical losses on loans. After a thorough review during 2005, Northern determined that the allowance should be increased to $425,000 in response to the growth in the mortgage loan portfolio. While the low level of historic losses might justify a lower allowance, Northern recognizes that with the average balance on individual loans constantly increasing, the present allowance could be eliminated with just one loan loss. As a percentage of outstanding mortgage loans, the allowance was only 0.15% at December 31, 2005 compared to 0.17% at December 31, 2004. Non-performing loans were $503,000 lower at the end of 2005 than at the end of the prior year. Classified assets increased from the end of 2004 to the end of 2005 by $2.1 million primarily because a $1.9 million commercial real estate loan, although never delinquent, was classified special mention because there were indications of a decline in the borrower’s market. No specific loans can be identified as probable losses at the current year end and Northern has been very conservative in its underwriting of loans; however, its expansion of commercial real estate lending and the use of mortgage brokers to grow the portfolio supports a provision for loan losses. Management has and will continue to closely monitor the allowance for loan loss balance with emphasis on the additional risk of new endeavors. The Board reviews the allowance at the end of each quarter.

Non-interest Income

Service charges on deposit accounts increased between 2004 and 2005, up 19.22% or $83,278. This is due to increased activity in checking accounts including electronic activity through ATM and debit card usage.

Income from escrow and loan service fees decreased from $84,436 in 2004 to $69,835 in 2005, or approximately $14,600. Escrow fees are collected only on loans for the purchase of property, not on loans which refinance previous indebtedness. There has been an increased trend by real estate brokers to choose third party providers of escrow services, rather than allowing lenders to collect such escrow fees. This has resulted in decreased escrow fee income. Also related to lending, there was no gain on loans sold in 2005 because there were no loans sold; in 2004 a gain on loan sales of $3,074 was recognized. Northern discontinued selling loans in 2004 in an effort to increase its loan portfolio.

Non-interest income included gains and losses recognized on the sale of real estate owned (acquired through foreclosure) of ($5,781) and $21,110 for the years ended December 31, 2005 and 2004, respectively. During 2005, Northern acquired three properties through foreclosure and sold two, realizing small losses, the third property was in real estate owned at December 31, 2005. No loss is expected on this property. Also included in non-interest income for 2005 and 2004, were the earnings of Northern’s minority interest (49%) in Northern Title Agency, LLC. Income from Northern Title was $1,439 in 2005 and $8,409 in 2004. Northern has decided to discontinue the relationship with Northern Title in 2006 because the investment and return on investment were insignificant.

Non-interest Expense

Non-interest expense increased $634,572 from 2004 to 2005. The majority of this increase related to professional fees for Section 404 of the Sarbanes Oxley Act of 2002 (SOX) and outsourced internal audit and strategic planning consultations. Professional fees more than doubled, increasing $269,000, from $262,000 in 2004 to $531,000 in 2005. Professional fees included approximately $120,000 related to exploring strategic alternatives including the merger proposal from First Place Financial Corporation. Northern has continued its progress in complying with SOX as its provisions become applicable to Northern. This Act brings tremendous new obligations in financial reporting for all public companies, regardless of their size. Northern recognized SOX related professional fees of approximately $100,000 during 2005 and management estimates that the remaining cost to implement the provisions and requirements of SOX could approach $200,000.

Salaries and employee benefits increased $164,867 when compared to the prior period, from $3,454,629 for the year ending December 31, 2004 to $3,619,496 for the period ending December 31, 2005. This increase can primarily be attributed to higher compensation to employees partially offset by an increase in compensation expense deferred in connection with loan originations. Gross compensation to employees increased $165,000 or 4.7% in 2005 for normal increases in employee salaries for increased job skill and responsibilities and increased mortgage processing compensation related to the large volume of mortgage loans originated in 2005. In accordance with generally accepted accounting principles, Northern defers a portion of its compensation expense for direct incremental costs related to each loan it originates. These amounts are based on estimates derived from cost studies and were most recently evaluated in the first quarter of 2004. Net deferred loan origination fees are amortized into income over the life of the related loan. In 2005, deferred compensation was $250,000 compared to $234,000 in 2004. In 2005 and 2004, Northern incurred $60,000 and $58,000, respectively, of 401(k) expense.

Occupancy expense increased for the year ending December 31, 2005 to $1,198,194 from $1,090,326 for the year ending December 31, 2004. This $107,868 increase is attributable to operating expenses related to the new headquarters building placed in service in December 2004. Depreciation on buildings increased $76,000.

Advertising and promotion expense increased 58.16% or $119,000 for the year ended December 31, 2005 compared to the same period in 2004. Northern increased its marketing effort to its targeted customer base in 2005 and initiated an aggressive advertising campaign designed to increase Northern’s brand awareness.

State of Ohio franchise taxes increased to $509,606 for the year ending December 31, 2005, from $490,555 for the comparable period ending December 31, 2004, or 3.88%. This increase was reflective of the growth in Northern’s net worth over that time frame.

Other non-interest expense decreased when compared to the prior period, from $410,157 for the year ended December 31, 2004, to $382,554 for the year ended December 31, 2005. The primary reason for this decrease was the robbery loss of approximately $30,000 in 2004 which was a non-recurring charge to earnings.

Federal Income Tax Expense

The provision for federal income taxes for the year ending December 31, 2005 decreased by $124,000 or 7.78% when compared to 2004. This reflects decreased income in 2005 compared to 2004.

Consolidated Results of Operations for the Years Ended December 31, 2004 and December 31, 2003

Net Interest Income

Net interest income for 2004, was $10,590,030, representing an increase of $302,639 or 2.94% from net interest income in 2003. This increase is mainly attributable to the extended period of low interest rates that allowed Northern to maintain interest rates on deposits at low levels. The $10 million decrease in deposit balances also caused a reduction in interest expense in 2004 as compared to 2003. Although the balance of the loan portfolio increased, interest income on mortgages did not increase at the same rate because interest rates earned on mortgage loans decreased somewhat during 2004. Northern continued to utilize short term overnight alternative investments to help boost interest income and utilize excess funds. In addition, Northern completed a leveraged investment transaction resulting in a $10.1 million purchase of mortgage-backed securities. These efforts were offset by payments and maturities on investments of approximately $21.0 million, therefore interest income on the investment portfolio decreased in 2004.

Interest Income

In 2004, Northern adopted a strategy of holding the mortgage loans it originated in its own portfolio to grow its loan portfolio and retain the related interest income. Although this strategy may increase Northern’s exposure to interest rate risk, Northern could withstand the additional interest rate risk that might occur because Northern maintains a strong capital position. Beginning in late 2003, Northern sought out relationships with brokers and correspondents to help increase loan originations. In 2003, Northern sold approximately $3.6 million fixed rate residential loans and in 2004 sold approximately $339,000 of such loans.

Interest on loans made up 88% of interest income in 2004. Interest income on loans is comprised of interest collected monthly from borrowers, including late charges assessed, plus amortization of deferred fees and charges recorded at the time of loan origination. Including amortization of fees, interest collected from customers decreased 3.7% to $13,290,881 in 2004 from $13,804,614 in 2003. This decrease of approximately $514,000 was mainly due to a lower average rate on loans throughout the year partially offset by the growth in the portfolio. The portion of interest income on loans resulting from the amortization of deferred fees net of deferred expenses, decreased $176,000 primarily due to the decrease in prepayments. The effective yield on outstanding mortgage loans, the major component of the interest income figures shown, decreased to 5.80% for the period ending December 31, 2004, down from 6.30% for December 31, 2003. The decrease in the yield during 2004 was mainly a result of the lower rates on new originations and interest rate adjustments on adjustable rate mortgage loans. One factor having a favorable impact on Northern’s interest yield in 2004 was that the weighted average interest rate on loans originated in 2004 was 5.23%, the same as in 2003. Previous years had shown a decrease of the weighted average rate for new originations.

In the past Northern invested excess funds in mortgage-backed securities; however, more recently, Northern has not invested in mortgage-backed securities, favoring other investment vehicles. Northern’s investment strategy is designed to maintain liquidity in the investment portfolio, enabling Northern to invest at higher rates as market rates increase. However, in an effort to increase net interest income, Northern completed a leveraged transaction that involved the purchase of $10.1 million in new FNMA mortgage-backed securities and funded the purchase with FHLB advances. Therefore, the decrease in interest on mortgage-backed securities of $124,000 resulting from the decline in the mortgage-backed securities portfolio was offset by the interest earned on the securities acquired in this leveraged transaction. These two FNMA mortgage-backed securities, purchased in October 2004, earned nearly $60,000 in interest, net of premium amortization. Also offsetting the decrease in mortgage-backed security interest was the lower premium amortization on the remaining mortgage-backed securities. Similar to the deferred fee amortization of Northern’s mortgage loans, amortization of premiums increases in low rate environments due to the increase in prepayments of the loans backing these securities. With prepayments slowing in 2004 compared to 2003, premium amortization on mortgage-backed securities decreased just over $49,000, from $101,813 in 2003 to $52,593 in 2004.

Interest on other investment securities is also influenced by market conditions. Total interest on securities and interest bearing deposits, net of premium and discount amortization, decreased from $1,078,018 in 2003 to $1,007,490 in 2004. Much of this decrease can be traced to the lower balance of investment securities in 2004 compared to 2003. The daily average balance of investment securities for 2004 was approximately $32 million compared to $49 million in 2003. During 2004, as securities matured or were called, the proceeds were used to fund increasing loan originations. Interest income recognized for 2004, net of premium and discount amortization, included $167,255 of CMO interest compared to $262,419 for 2003. This decrease of approximately $95,000, or 36.2%, can be traced to the declining balances of these securities beginning in 2003. In 2003, rapid repayment of mortgage loans, which are the underlying collateral of CMO’s, caused significant reductions in the portfolio as Northern did not purchase additional CMO securities. Northern did not replace these investments as Northern’s strategy was to keep the weighted average life of the entire investment portfolio short. In addition, Northern ceased to invest in variable rate demand notes in 2003 which also decreased interest earned on securities; interest earned on variable rate demand notes in 2003 was approximately $120,000 and zero in 2004. These notes were held as overnight alternative investments in 2002 and 2003, until their sale in May of 2003. Offsetting these decreases in interest was the interest earned on U.S. government agency securities, including cushion callable securities, net of premium and discount amortization. In 2004, this interest totaled approximately $566,000 compared to $466,000 in 2003. This increase can be traced to Northern’s increased investment in agency securities, primarily cushion callable securities used as short term investments and overnight alternative investments. Also offsetting the decrease in interest on investments was interest earned on overnight funds invested at the FHLB. In 2004, Northern earned approximately $243,000 on overnight FHLB investments compared to $197,000 in 2003, as overnight rates paid by FHLB increased in 2004.

Interest Expense

Northern lowered rates on checking accounts and MMDA’s in January of 2004, however passbook savings rates remained unchanged. CD rate changes apply only to renewals and new deposits, therefore these more frequent changes may not have a significant immediate impact on interest expense.

Northern can attract more or less funds based on how Northern competes in the market with other financial institutions, as well as non-deposit products such as mutual funds, which have offered higher returns to investors. With the decrease in rates beginning in 2001 and continuing through early 2004, Northern’s deposit cost decreased in 2004 to $4,409,132 from $5,480,192 in 2003, representing a decrease of 19.5% or $1,071,060. While part of this decrease can be attributed to the decrease in the volume of deposits in 2004 compared to 2003, the majority of the decrease is due to declining interest rates. CD’s decreased over $11 million while the other deposit accounts remained relatively constant. Throughout 2004, Northern decided not to react to the decline of CD accounts by raising the interest rates it offered on these accounts. Northern’s strategy in 2004 was to allow some outflow of CD accounts because it had a very strong cash position throughout 2004 and Northern wanted to maintain its strong interest rate margin. Interest paid on CD’s decreased from $4.06 million in 2003 to $3.23 million in 2004, a decrease of $829,000. Interest paid on all other accounts decreased $242,000 in 2004, half of that was in what Northern considers to be its core accounts, passbook/statement savings, checking and MMDA’s. Approximately $65,000 of capitalized interest related to the construction of the main office headquarters expansion was netted against interest expense for 2004. In 2003 the capitalized interest for this construction was approximately $10,000.

Interest expense incurred on advances from the FHLB increased to $81,801 for 2004 from $9,730 in 2003. This increase in interest expense was the result of increased borrowings as part of the leveraged transaction Northern completed to increase net interest margin. In September 2004, Northern borrowed $9 million in FHLB advances to fund the purchase of mortgage backed securities.

Provision for Loan Losses

The allowance for loan losses was $410,000 in 2003 and was left unchanged in 2004 by recording no provision for loan losses. Northern’s board and management consider many things in evaluating the sufficiency of the allowance. Among the factors considered are delinquencies in its loan portfolio, economic conditions of the nation and its community, credit risk inherent in its portfolio, increases in the outstanding balances of loans typically considered to be higher risk (commercial and consumer), classified assets and historical losses on loans. After a thorough review during 2004, Northern determined that no change should be made in the allowance. While historic losses might justify a lower allowance, Northern recognized that with the average balance on individual loans constantly increasing, the present allowance could be eliminated with just one loan loss. As a percentage of outstanding mortgage loans, the allowance was only 0.17% at December 31, 2004 compared to 0.18% at December 31, 2003. Non-performing loans, however, were almost $308,000 higher at the end of 2004 than at the end of the prior year. However, classified assets had decreased substantially from the end of 2003 to the end of 2004. Although this seems to indicate opposite trends, there were three loans classified as special mention in 2003 totaling $1.2 million where the loan either was paid off or the loan was brought current in 2004. No specific loans can be identified as probable losses at the 2004 year end and Northern has been very conservative in its underwriting of loans. Its expansion of commercial real estate lending and the use of mortgage brokers to grow the portfolio supports a provision for loan losses. Management has and will continue to closely monitor the allowance for loan loss balance with emphasis on the additional risk of the new endeavors, but does not see a current need to either increase the allowance or a justification to reduce it. The Board reviews the allowance at the end of each quarter.

Non-interest Income

Service charges on deposit accounts, while a small portion of total revenues, increased moderately between 2003 and 2004, up 9.62% or $38,000. This is due to increased activity in checking accounts including electronic activity through ATM and debit card usage.

Income from escrow and loan service fees decreased from $97,356 in 2003 to $84,436 in 2004, or approximately $13,000. Escrow fees are collected only on loans for the purchase of property, not on loans which refinance previous indebtedness. There has been an increased trend by real estate brokers to choose third party providers of escrow services, rather than allowing lenders to collect such escrow fees. This has resulted in decreased escrow fee income. Also related to lending, a decrease in the gain of sale of loans was recognized, from $75,878 in 2003 to $3,074 in 2004. Northern discontinued selling loans in 2004 in an effort to increase its loan portfolio. During 2003, Northern sold $3.6 million of mortgage loans in the secondary market, compared to 2004, where only $339,000 of loans were sold.

In 2003, Northern realized a net gain of $60,551 on the sale to two securities which were collateralized mortgage obligations. In 2004, there were no gains recorded relating to the sale of investment securities. Included in non-interest income were gains on the sale of real estate owned (acquired through foreclosure) of $21,110 for 2004, and $1,884 for 2003. During 2004 Northern acquired three properties through foreclosure and immediately sold them realizing this gain. Also included in non-interest income for 2004 and 2003, were the earnings of

Northern’s minority interest (49%) in Northern Title Agency, LLC. Income from Northern Title was $8,409 in 2004 and $11,491 in 2003.

Non-interest Expense

Non-interest expense decreased $807,006 from 2003 to 2004. The majority of this decrease is related to the non-recurring cost incurred by Northern in 2003 to terminate its defined benefit pension plan. In 2003, Northern incurred a loss of almost $900,000 related to this termination. Northern’s decision to terminate the pension plan was based on a number of factors. There was a high level of inconsistency in the amount of expense required each year for the defined benefit plan. In addition, the expense and funding to the plan was required each year regardless of Northern’s profitability. Finally, Northern found that new employees were attracted by 401(k) plans more than they appreciated the older defined benefit pension plan. These factors led Northern to terminate its defined benefit pension plan and establish a 401(k) plan in 2003.

Salaries and employee benefits decreased $143,885 when compared to the prior period, from $3,598,514 for the year ending December 31, 2003 to $3,454,629 for the period ending December 31, 2004. This decrease can primarily be attributed to higher compensation to employees offset by decreases in employee health insurance and an increase in compensation expense deferred in connection with loan originations. Gross compensation to employees increased over $108,000 or 3.8% in 2004 for normal increases in employee salaries for increased job skill and responsibilities and from compensation costs related to the reorganization of the lending department which began in 2003. In the third quarter of 2003, Northern changed health care providers which resulted in a savings of approximately $58,000 in 2004 compared to 2003. In accordance with generally accepted accounting principles, Northern defers a portion of its compensation expense for direct incremental costs related to each loan it originates. These amounts are based on estimates derived from cost studies and were last evaluated in early 2004; prior to that such estimates had not been updated since 1998. Net deferred loan originations fees are amortized into income over the life of the related loan. In 2003, deferred compensation was $98,000 compared to $234,000 in 2004.

In 2003, Northern recognized a curtailment loss of $898,760 resulting from the termination of its defined benefit pension plan. This amount includes $713,609 of prepaid pension representing the amount that had already been funded in the plan over the last fourteen years, but had not been fully expensed for financial reporting purposes is accordance with U.S. generally accepted accounting principles. An additional $181,151 was recognized in 2003, which represented Northern’s unfunded pension liability. All plan assets were distributed in late 2003. This expense included both the 401(k) matching contributions made by Northern and defined benefit plan contributions made in the first part of 2003 prior to the decision to terminate the plan. In 2004 and 2003, Northern incurred $58,000 and $34,000, respectively, of 401(k) expense. The primary difference between the two years was that in 2004 the plan was in existence for a full year. An additional $91,000 in 2003 is related to the contributions made to the defined benefit plan prior to termination.

Occupancy expense increased for the period ending December 31, 2004 to $1,090,326 up from $965,522 for the year ending December 31, 2003. This $124,804 increase is attributable to three items: real estate taxes; furniture, fixture and equipment expense; and rent paid for three buildings that Northern leases under operating leases. Real estate taxes increased almost $21,000 from 2003 to 2004 as property values and tax rates were increased in Lorain County. Depreciation on furniture and equipment increased almost $70,000 and in addition other miscellaneous expenses related to furniture and equipment increased $12,000. In 2004, Northern purchased computer equipment, software, and other equipment required for its operations, the largest of which was a new mainframe computer for its in-house computer system. Beginning in December of 2004, Northern placed the building renovation of its main office headquarters in service. The impact on depreciation and other occupancy expense related to this addition are not fully reflected in 2004 because the building was only in use for one month. In December 2004, Northern began depreciating approximately $3.4 million of building costs and approximately $229,000 of related furniture and equipment costs. The monthly depreciation of this building and related equipment is approximately $7,000 and $5,000 respectively.

Information technology expense increased $58,652 during 2004. This increase was primarily the reflection of a full year of the internet banking system and support in addition to ordinary increases in systems, support and maintenance in 2004.

Professional and supervisory fees decreased $31,096, or 10.6% when compared to 2003. This was mainly attributable to higher accounting and attorney fees in 2003 necessary to comply with government standards under the SOX as well as higher expenses in 2003 related to the internal audit function. Although there are additional expenses expected in the future related to the SOX compliance, the timing of the enactment of many provisions of the act was delayed from 2004 to 2006, thus deferring much of the expected cost.

Advertising and promotion expense decreased 3.6% or $7,000 for the year ended December 31, 2004 compared to the same period in 2003. Advertising expenditures vary slightly year to year based upon promotions.

State of Ohio franchise taxes increased to $490,555 for the year ending December 31, 2004, up from $486,498 for the comparable period ending December 31, 2003, or 0.83%. This increase was reflective of the growth in Northern’s net worth over that time frame.

Other non-interest expense increased when compared to the prior period, from $330,421 for the year ended December 31, 2003, to $410,157 for the year ended December 31, 2004. One reason for this increase was additional fees Northern paid to its service providers for certain outsourced applications, such as ATM processing, internet banking processing, checking account processing, and over the counter item processing. Another increase was the cost related to the installation and maintenance of new data communication lines. Northern sustained approximately $30,000 of losses related to a robbery at one of its branches in December of 2004.

Federal Income Tax Expense

The provision for federal income taxes for the year ending December 31, 2004 increased by $162,000 or 11.3% when compared to 2003. This reflects increased income in 2004 compared to 2003.

Contractual Obligations, Commitments, Contingent Liabilities and Off Balance Sheet Arrangements

The following table represents, as of December 31, 2005, Northern’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include unamortized premiums or discounts, hedge basis adjustments, or other small adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements. Future operating lease obligations are excluded from this table because they are not material.

(Dollars in thousands)

	Note Reference	2006	2007	2008	2009	2010	Thereafter
Certificates of deposit	5	$105,023	$29,215	$6,470	$3,991	$143	$—
FHLB Advances	6	19,872	2,881	2,700	1,565	453	1,087
Deposits without maturity	5	—	—	—	—	—	112,848

Note 9 of Northern’s Notes to Consolidated Financial Statements, which begin on Page F-1 of this proxy statement/prospectus, discusses in greater detail other commitments and contingencies, including the various obligations that exist under those agreements, and related off-balance sheet risk to credit loss. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between Northern and certain of its executive officers.

At December 31, 2005, Northern had no unconsolidated, related special purpose entities nor did Northern engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet.

Liquidity

The principal sources of funds are deposits, advances from the FHLB of Cincinnati, repayments and maturities of loans and securities, and funds provided by operations. While scheduled loan, security, and interest-bearing deposit maturities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are greatly influenced by economic conditions, the general level of interest rates, and competition. Some securities are also subject to call at the option of the issuer, and are influenced by the same conditions. Northern uses particular sources of funds based on comparative costs and availability. Northern generally manages the pricing of its deposits to maintain a steady deposit balance, but from time to time management may decide not to pay rates on deposits as high as Northern’s competition and could, if necessary, supplement deposits with alternative sources of funds, such as FHLB advances.

Northern is required to maintain minimum levels of liquid assets. A rule which became effective in March of 2001 required financial institutions to “maintain sufficient liquidity to ensure its safe and sound operation.” Northern strives to maintain a liquidity ratio of approximately 10%. This ratio exceeds the previously defined regulatory minimum, as well as its needs under the new rule. At December 31, 2005, Northern had a liquidity ratio of 16%, compared to 25% at December 31, 2004. The liquidity ratio in both years is well above Northern’s target level. For both 2005 and 2004, the intent was that excess liquid funds be utilized in an expanded loan portfolio or be available for investment securities as market rates increase.

Liquidity management is both a daily and long-term responsibility of management. Northern adjusts its investments in cash and cash equivalents based upon management’s assessment of: expected loan demand, projected security measures, expected deposit flows, yields available on interest-bearing deposits, and the objectives of Northern’s asset/liability management program.

Excess liquidity is generally invested in interest-bearing deposits and U. S. Treasury and agency securities. If Northern requires funds beyond its ability to generate them internally, Northern has additional borrowing capacity with the FHLB of Cincinnati. Northern currently has a relatively stable retail deposit base.

Net cash used for investing activities was $28,875,932 for the year ending December 31, 2005. Northern’s cash flows from maturities, prepayments and calls of investment securities of $17.7 million were re-allocated to fund mortgage loan originations. Cash used to fund the excess of mortgage loan originations over principal repayments was $46.5 million in 2005. For the year ending December 31, 2004, cash flows used for investing activities was $8,563,064. Included in the purchases of securities held to maturity is the $10.1 million purchase of mortgage-backed securities as part of the leveraged transaction Northern completed in late 2004. Removing this transaction from the investing activities, Northern re-invested approximately half of the proceeds from the maturities, payments, and calls of its securities. The remainder of the proceeds was used to fund loan originations which exceeded payoffs by approximately $15 million. Also included in the cash flows from investing activities is Northern’s expansion project as purchases of property and equipment used $3.7 million. In 2003, cash used in investing activities was $1.3 million. In 2003, a greater percentage, over 94%, of cash flows received from securities activities were re-invested in additional securities, while loan originations in excess of loan payoffs were only $3.9 million.

Net cash provided from financing activities was $18.2 million in 2005. Net proceeds from FHLB advances of $19.5 million accounted for all of the proceeds. These FHLB advances were used to fund mortgage loan originations. Dividends paid of $2.5 million offset by an increase in deposits of $706,000 and an increase in advances by borrowers for tax and insurance of $432,000 account for cash used in financing activities in 2005.

Net cash used in financing activities for 2004 and 2003 were $2.4 million and $4.8 million respectively. For the years ending 2004 and 2003, deposits decreased $10.1 million and $3.4 million, respectively. Offsetting the decrease in deposits in 2004 were $9 million in advances from the FHLB that Northern borrowed as part of its leveraged transaction.

Management expects that Northern will have sufficient funds available to meet current and future loan commitments. At December 31, 2005, outstanding commitments to originate loans, not including loans in process, were $5,382,000 and unfunded lines of credit totaled approximately $7,808,000 (a significant portion of which normally remains undrawn). Certificates of deposit scheduled to mature in one year or less at December 31, 2005 totaled $105,020,000. Management believes that a significant portion of the amounts maturing in 2005 will remain with Northern because they are retail deposits and, as such, are less sensitive to rate changes at renewal.

Capital Resources

As of December 31, 2005, Northern satisfied all capital requirements to which it is subject. See Note 13 – Regulatory Matters, in the Notes to Consolidated Financial Statements. A reconciliation of Northern’s capital recorded in accordance with U.S. generally accepted accounting principles to its core capital for regulatory purposes is included in the table below.

	December 31, 2005	December 31, 2004
	(In thousands)
Shareholders’ equity recorded in accordance with U.S. generally accepted accounting principles	$43,490	$43,298
Add accumulated other comprehensive loss	281	88

Core Capital	$43,771	$43,386

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk is the risk of loss in value due to changes in interest rates. This risk is addressed by Northern’s Asset/Liability Committee which meets quarterly to monitor Northern’s risk position. This committee consists of members of the board of directors and senior management. The committee evaluates methods of managing interest rate risk by monitoring changes in net portfolio value, or NPV, and net interest income. The committee attempts to manage the various components of Northern’s balance sheet to minimize the impact of sudden and sustained changes in interest rates through NPV and interest income scenarios and to bring interest rate risk within board approved limits.

Northern works to develop strategies to manage its liquidity, shorten the effective maturities of certain interest-earning assets and increase the effective maturities of certain liabilities to reduce exposure to interest rate fluctuations. These strategies include focusing its investment activities on short and medium-term securities, maintaining and increasing transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rates, carefully monitoring the amount of fixed rate loan originations, and originating commercial real estate loans as adjustable rate loans.

Interest rate risk exposure is also measured using interest rate sensitivity analysis to determine the institution’s change in NPV in the event of hypothetical changes in interest rates and interest liabilities. Northern measures its interest rate risk using the OTS NPV method. NPV is calculated based on the net present value of estimated cash flows utilizing market prepayment assumptions and market rates of interest provided by independent broker quotations and other public sources. The chart below identifies an institution’s interest rate risk by measuring the change to its NPV as a result of a hypothetical immediate 200 basis point change in market interest rates.

GUIDELINES FOR LEVEL OF RISK

Published by the Office of Thrift Supervision in Thrift Bulletin 13a dated December 1, 1998

(Uses 200 bps post shock NPV and magnitude of change from table below)

NPV Ratio	0-100 bps	100-200 bps	200-400 bps	Over 400 bps
Over 10%	Minimal	Minimal	Minimal	Moderate
6% to 10%	Minimal	Minimal	Moderate	Significant
4% to 6%	Minimal	Moderate	Significant	High
Below 4%	Moderate	Significant	High	High

The computations of interest rate sensitivity and post-shock net portfolio value as of December 31, 2005 are not available as of the date of this proxy statement/prospectus. Therefore the most recent period for which results have been received, September 30, 2005, is used to discuss Northern’s interest rate risk position.

According to the chart below and the grid published by the OTS, as seen above, as of September 30, 2005, Northern’s rate risk position was considered to be “Moderate”. As the table below indicates, at September 30, 2005, Northern would experience a 404 basis point decrease in its NPV as a percent of assets if rates rose by 200 basis points, from the flat rate scenario of 16.59% down to 12.55%. Due to the abnormally low interest rate environment, decreases of more than 200 basis points were omitted for 2005 and decreases of 200 basis points or more were omitted for 2004.

The chart below shows the projected change in Net Portfolio Value from base line as calculated by the OTS for the last available quarter as compared to the same quarter in the previous year.

Change in Net Portfolio Value from Interest Rate Change

		OTS Projected
	Board Limit	September 2005		September 2004
		NPV	Change	NPV	Change
+300 Basis Points	-50%	33,184	-43%	42,789	-28%
+200 Basis Points	-30%	41,501	-28%	48,854	-17%
+100 Basis Points	-15%	49,962	-14%	54,498	-8%
No Change		57,852		59,084
-100 Basis Points	-15%	62,531	8%	60,268	2%
-200 Basis Points	-30%	62,062	7%	N/A

The chart below shows the projected NPV of Assets as calculated by the OTS for the last available quarter as compared to the same quarter in the previous year, expressed as a percentage of portfolio value of assets.

Post Shock Net Portfolio Value as A Percent of Portfolio Value of Assets

	OTS Projected
	Board Limit	September 2005	September 2004
+300 Basis Points	6%	10.32%	13.54%
+200 Basis Points	7%	12.55%	15.13%
+100 Basis Points	8%	14.70%	16.55%
No Change	9%	16.59%	17.65%
-100 Basis Points	8%	17.65%	17.89%
-200 Basis Points	7%	17.47%	N/A

Based on the numbers reported by the OTS, at a 200 basis point increase in interest rates, the Post Shock NPV for September 30, 2005 was 12.55% with a sensitivity of 404 basis points, which indicates Northern’s risk was moderate. Northern’s risk was defined as minimal for September 30, 2004 with a Post Shock NPV of 15.13% and a sensitivity of 252 basis points. The 2005 sensitivity measure of 404 basis points is 152 basis points higher that 2004’s measurement, indicating an increase in Northern’s sensitivity to an increase in interest rates over that period. However, looking at the OTS table above, it is in the lower part of the sensitivity range of “moderate” category of over 400 basis points. This increase in risk is offset by a high post shock and pre-shock NPV in 2005 of 10.32% and 16.59% respectively. A higher pre-shock NPV is better able to absorb changes in interest rates.

Although NPV can vary, this change does not represent any actual loss, since a loss would only be recognized should the portfolio be liquidated at such a point in time. Although the current NPV is substantial, and the amount of loss (sensitivity ratio) is moderate if rates were to move upward 200 basis points, management has recognized that it is likely that rates will continue to rise and the statistics become less favorable. Maintaining a balance is in order. Northern has determined that given the fact that rate cycles run within certain limits, it is in a position to assume a certain amount of risk to maintain earnings. Northern feels that its exposure to rate risk is a fair compromise in light of the low credit risk as shown by its low level of non-performing loans. Northern’s substantial net worth above minimum requirements gives it the ability to assume the additional risk. Northern will continue to monitor its exposure statistics relative to the position in the rate cycle, and take action on a regular basis to maintain a proper balance between concern for current income and risk of loss of portfolio value. One action currently underway is that Northern is in the process of adding a secondary market relationship with the Federal Home Loan Bank of Cincinnati which is expected to provide Northern the option to sell certain fixed rate loans in the future.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which required the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the price of goods and services. In the current interest rate environment, liquidity, maturity structure, and quality of assets and liabilities are critical to the maintenance of acceptable performance levels.

DESCRIPTION OF FIRST PLACE CAPITAL STOCK

General

The authorized capital stock of First Place consists of 33,000,000 shares of First Place common stock, par value of $0.01 per share, and 3,000,000 shares of preferred stock, par value of $0.01 per share. As of March 31, 2006 there were 15,136,384 shares of First Place common stock outstanding and no shares of preferred stock outstanding.

The First Place common stock will represent capital that cannot be withdrawn. In addition, the First Place common stock will not be an account of an insurable type and will not be insured by the FDIC.

Common Stock

Dividends. First Place can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. Decisions concerning the payment of dividends on First Place common stock will depend upon First Place’s results of operations, financial condition and capital expenditure plans as well as such other factors as the board of directors, in its sole discretion, may consider relevant. In addition, the payment of dividends by First Place is subject to limitations which are imposed by Delaware law and the OTS regulation. Holders of First Place common stock will be entitled to receive and share equally in such dividends as may be declared by the board of directors out of funds that are legally available. If First Place issues preferred stock, the holders thereof may have a priority over the holders of the First Place common stock with respect to dividends.

Voting Rights. Each outstanding share of common stock is entitled to one vote per share. Holders of First Place common stock do not have any right to cumulate votes in the election of directors. First Place’s amended and restated certificate of incorporation provides that holders of common stock who own or may be considered to own more than 10% of the outstanding shares of common stock can only vote their stock up to the 10% limit. The limit includes shares which may be acquired through any agreement or the exercise of any rights, warrants or options. Certain matters require an 80% shareholder vote to approve. Those matters are set forth in more detail in “Comparison of the Rights of Shareholders—Amendment to the Certificate of Incorporation or Articles of Incorporation” on page 131. If First Place issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of liquidation, dissolution or winding up of First Place, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of First Place available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the First Place common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of First Place common stock are not entitled to preemptive rights with respect to any shares which may be issued. The First Place common stock is not subject to redemption.

Preferred Stock

First Place has not issued any shares of preferred stock. However, preferred stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Considerations

Delaware law and the First Place amended and restated certificate of incorporation and bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change in control of First Place. For a description of the provisions, see “Comparison of the Rights of Shareholders—Amendment to the Certificate of Incorporation or Articles of Incorporation,” “—Amendment of the Bylaws and Northern’s Constitution,” “—State Anti-Takeover Statutes,” and “—Fair Price Provisions” beginning on page 131.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

When the acquisition becomes effective, shareholders of Northern who receive shares of First Place common stock in exchange for their shares of Northern common stock will become shareholders of First Place. The following is a summary of the material differences between the rights of holders of First Place common stock and holders of Northern common stock. Since First Place is organized under the laws of the State of Delaware and Northern is organized under the laws of the State of Ohio, differences in the rights of holders of First Place common stock and those of holders of Northern common stock arise from differing provisions of the General Corporation Law of Delaware and Ohio Revised Code in addition to differing provisions of their respective governing documents.

The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of First Place common stock and holders of Northern common stock. This summary is intended to provide a general overview of the differences in shareholders’ rights including those defined by Delaware law, Ohio law and the governing documents of First Place and Northern.

Copies of such governing documents of First Place and Northern are available, without charge, to any person to whom this document is delivered, on written or oral request to the secretary of each company.

Capitalization

First Place. The authorized capital stock of First Place consists of:

•	33,000,000 shares of First Place common stock, par value one cent ($.01) per share; and

•	3,000,000 shares of First Place preferred stock, par value one cent ($.01) per share.

First Place’s amended and restated certificate of incorporation, or certificate of incorporation, authorizes First Place’s board of directors, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights (including without limitation, voting rights) of the shares of each such series and any qualifications, limitations or restrictions thereof.

Northern. The authorized capital stock of Northern consists of 6,000,000 shares of Northern common stock, no par value. No preferred stock or other class of stock is authorized.

Voting Rights

First Place. Each holder of First Place common stock has the right to cast one vote for each share of First Place common stock held of record on all matters submitted to a vote of shareholders of First Place. First Place’s certificate of incorporation provides that holders of common stock who own or may be considered to own more than 10% of the outstanding shares of common stock can only vote their stock up to the 10% limit. The limit includes shares that may be acquired through any agreement or the exercise of any rights, warrants or options.

Northern. Northern’s amended and restated constitution, or constitution, provides that each record shareholder of Northern common stock shall be entitled to one vote, in person or by proxy for each share of the Northern common stock held and paid in full by the shareholder. Northern’s amended and restated articles of incorporation, or articles of incorporation, and constitution provide that a shareholder is not entitled to cumulate his or her votes in the election or removal of directors or otherwise.

Number and Election of Directors

First Place. First Place’s certificate of incorporation provides that the number of directors shall be fixed from time to time by the board of directors pursuant to resolution adopted by a majority of the board. The bylaws of First Place provide that the number of directors who shall constitute the whole board shall be such number as the board of directors shall from time to time designate except that in the absence of such designation shall be 12. Currently, the size of the board of directors of First Place is set at a maximum of 12 members. Upon completion of the acquisition, the board will be expanded to 13 members to add the director being appointed by First Place from the Northern board of directors. See “ The Acquisition—Interests of Certain Persons In the Acquisition” on page 69.

First Place’s certificate of incorporation and bylaws provide for the First Place board of directors to be divided into three classes, as nearly equal in number as possible, with one class being elected annually. At each annual meeting of shareholders, directors are elected to succeed those directors whose terms then expire. Each director is elected to a term of three years or until his or her successor has been duly elected and qualified.

Under Delaware law, shareholders do not have cumulative voting rights for the election of directors unless the corporation’s certificate of incorporation so provides. First Place’s certificate of incorporation does not provide for cumulative voting.

Northern. Northern’s constitution provides that the number of directors shall consist of at least seven but no more than 10 directors and may be set or changed at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present, by the affirmative vote of the holders of a majority of shares which are represented at the meeting and entitled to vote on such proposal. Between annual meetings of shareholders, the board of directors may appoint up to two additional directors in excess of the number then authorized by the shareholders; provided, however, that in any case there may not be more than 10 directors. Currently, the size of the board of directors of Northern is set at nine members.

Northern’s constitution provides for the Northern board of directors to be divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. At each succeeding annual meeting of the shareholders, successors of the class of directors whose term expires at that meeting shall be elected for a three year term.

Under Ohio law, a shareholder has the right to vote cumulatively in the election of directors unless a corporation’s articles of incorporation provide that there shall be no cumulative voting. Northern’s articles of incorporation and constitution provide that a shareholder may not cumulate his or her votes in the election or removal of directors or otherwise.

Vacancies on the Board of Directors and Removal of Directors

First Place. The certificate of incorporation and bylaws of First Place provide that any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, even if less than a quorum. Any director so appointed by the board holds office only until the annual shareholder meeting at which the term of office of the class to which he or she was appointed expires.

First Place’s certificate of incorporation provides that any director, or the entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of First Place capital stock entitled to vote generally in the election of directors, voting together as a single class.

Northern. Northern’s constitution provides that any vacancy occurring in the board of directors may be filled for the unexpired term by the directors then in office; provided, however, that if the vacancies in the board of directors constitute a majority of the board of directors, the vacancies must be filled at a special meeting of the shareholders called for such purpose.

Under Ohio law, unless a corporation’s articles of incorporation expressly provide otherwise, a director or directors may be removed from office, with or without cause, by a vote of the holders of a majority of the voting power of Northern entitling such holders to elect directors in place of those removed. Northern’s articles of incorporation do not modify this right of the shareholders.

Northern’s constitution provides that the service of any director who has not attended at least 60% of the regularly scheduled meetings of the board of directors in any period of 12 consecutive months will terminate automatically, with the same effect as if the director had voluntarily resigned. Termination of a director’s service due to the director’s failure to attend at least 60% of regularly scheduled meetings of the board of directors will create a vacancy. The vacancy or vacancies may be filled by the remaining directors or by the shareholders as provided in Northern’s constitution as described above.

Amendment to the Certificate of Incorporation or Articles of Incorporation

First Place. Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the corporation’s board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation’s articles of incorporation. First Place’s Amended and Restated Certificate of Incorporation requires the affirmative vote of 80% of the outstanding stock to amend its provisions relating to voting limitations of shareholders, shareholder action, election, and removal and filling vacancies of directors, amending the Bylaws, transactions with interested shareholders, insurance and indemnification of directors and amending the Amended and Restated Certificate of Incorporation.

Northern. Under Ohio law, a corporation’s articles of incorporation may be amended at a meeting held for such purpose by the affirmative vote of the holders of shares entitling such holders to exercise two-thirds of the voting power of the corporation, or if the articles of incorporation provide or permit, by the affirmative vote of a greater or lesser proportion, but not less than a majority of such voting power. Directors may make administrative amendments to the articles of incorporation, such as changing the place in Ohio where the principal office of the corporation is to be located, to increase the authorized number of shares of the corporation or to eliminate extraneous matter after a merger or consolidation, without shareholder approval. Northern’s articles of incorporation provide for amendment by the affirmative vote of the holders of shares entitling such holders to exercise a majority of the voting power of Northern.

Amendment of the Bylaws and Northern’s Constitution

First Place. Under Delaware law, shareholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The shareholders always have the power to adopt, amend or repeal the bylaws, even though the board may also be delegated the power. First Place’s certificate of incorporation provides that the bylaws may be amended by the affirmative vote of a majority of the entire board of directors. Also, First Place’s bylaws may be amended, repealed or adopted by the affirmative vote of 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Northern. Pursuant to Northern’s constitution, Northern’s bylaws may be adopted, amended or repealed by the board of directors as such directors deem necessary to enable them to properly manage and control the business, property, and rights of Northern. The bylaws provide for amendment at any meeting of the board of directors by a 66 2/3% vote of the directors present, so long as all amendment proposals were made in writing at a meeting of the board of directors at least 10 days before action is taken therein.

Northern’s constitution provides that it may be amended at any annual or special meeting of the shareholders of Northern by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of Northern, represented in person or by proxy. All proposals to amend, however, must be presented in writing to the board of directors at a regular meeting at least 30 days prior to the annual or special meeting, and the amendment adopted must be substantially the same as that which was proposed.

Under Ohio law, amendments to both the constitution and bylaws of Northern must be approved by the superintendent of the Ohio Division of Financial Institutions.

Action by Written Consent

First Place. First Place’s certificate of incorporation prohibits shareholder action by written consent.

Northern. Under Ohio law, unless prohibited by a corporation’s governing documents, any action that may be taken at a meeting of shareholders or directors, as the case may be, may be taken in a writing signed by all of the shareholders who would be entitled to notice of such meeting or all of the directors, respectively. Action by written consent is not prohibited by Northern’s governing documents.

Ability to Call Special Meetings of Shareholders

First Place. Special meetings of First Place’s shareholders may be called by First Place’s board of directors, by affirmative vote of a majority of the total number of authorized directors.

Northern. Special meetings of Northern’s shareholders may be called by the chairman of the board, the president or a vice president, by a majority of the members of the board of directors, or by persons who hold 25% of all the outstanding shares of Northern.

Shareholder Nominations of Directors and Proposals for New Business

First Place. Procedures to be followed by shareholders of First Place seeking to make nominations for directors and proposals for new business are contained in First Place’s bylaws. In order for a shareholder of First Place to make any such nominations and/or proposals, he or she shall give written notice to the corporate secretary not less than 90 days prior to the date of any such meeting; provided, however, that if less than 100 days notice or public disclosure of the meeting is given to shareholders, such written notice must be received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed to shareholders or publicly disclosed. Each such notice given by a shareholder with respect to nominations for the election of directors must set forth (1) each person nominated by the shareholder for election to the board and the information required about each nominee in a proxy statement; (2) the name and address as they appear on the First Place’s books of such shareholder; and (3) the class and number of shares that are beneficially owned by such shareholder. The presiding officer of the shareholders’ meeting may disregard any nomination not made in accordance with these procedures and may instruct the vote counters to disregard all votes cast for such nominee.

First Place shareholders may provide written notice to the corporate secretary with respect to proposals for new business to be brought before a meeting of shareholders. The notice delivered by the shareholder must set forth as to each proposal for new business: (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (ii) the name and address of the shareholder proposing such business; (iii) the class and number of shares of First Place common stock which are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in such business.

Northern. Procedures to be followed by Northern’s shareholders seeking to make nominations for directors are contained in Northern’s constitution. Nominations for the election of directors may be made by a shareholder entitled to vote in the election of directors at a meeting of the shareholders called for such purpose. However, a shareholder may make such nomination only if the shareholder provides notice of the nomination to the secretary of Northern at least 60 days prior to Northern’s annual meeting. The written notice of nomination must contain background information concerning the recommended nominee, including educational background, principal occupation in the last five years and business experience, directorships or trusteeships of public companies, the reasons the person is being nominated, relationships of the nominee with the shareholder making the nomination, and a statement that the nominee would consent to serve as a director if elected. The shareholder must also give his or her name and address and state the number of shares of Northern common stock owned. Although the board will consider shareholder nominations, the board does not solicit shareholder nominations for director.

Northern’s governing documents do not provide for a procedure with respect to proposals for new business to be brought before a meeting of shareholders.

State Anti-Takeover Statutes

First Place. Under the business combination statute of Delaware law, a corporation is prohibited from engaging in any business combination involving an interested shareholder, together with its affiliates or associates, for a three year period following the time the shareholder becomes an interested shareholder, unless:

•	prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•	the interested shareholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder; or

•	at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested shareholder.

Under Delaware law, an interested shareholder generally means any person that is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date of a proposed business combination.

A business combination generally includes:

•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested shareholder;

•	specified transactions resulting in the issuance or transfer to an interested shareholder of any capital stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested shareholder.

The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 shareholders. Because First Place has not adopted any provision in its certificate of incorporation to “opt out” of the Delaware business combination statute, the statute is applicable to business combinations involving First Place.

Northern. Ohio law provides that any person who acquires 10% or more of a corporation’s voting stock, thereby becoming an interested shareholder, may not engage in a wide range of business combinations with the corporation for a period of three years following the date the person became an interested shareholder, unless the directors of the corporation have approved the transactions or the interested shareholder’s acquisition of shares of the corporation prior to the date the interested shareholder became an interested shareholder of the corporation. Pursuant to Ohio law, business combinations include mergers, consolidations, combinations, liquidations, recapitalizations and other transactions involving 5% or more of the assets or shares of the issuing public corporation or 10% or more of its earning power.

The provisions of the Ohio business combination statute do not apply to a corporation under certain circumstances, including, but not limited to, if the corporation’s original articles of incorporation contain a provision expressly electing not to be governed by provisions of the statute, if the corporation, by action of its shareholders, adopts an amendment to its articles of incorporation expressly electing not to be governed by such statute, or if on the date the interested shareholder became a shareholder of the corporation the corporation did not have a class of voting shares registered or traded on a national securities exchange. Because Northern’s common stock is not traded on a national securities exchange, the statute is not applicable to business combinations involving Northern.

Fair Price Provisions

First Place. The First Place amended and revised certificate of incorporation requires that any merger or business combination of First Place or any of its subsidiaries with an “interested shareholder” or any other corporation that is or would be an affiliate of an interested shareholder, requires the affirmative vote of at least 80% of the voting power of the then-outstanding stock of First Place entitled to vote. An “interested shareholder” is defined under the First Place Amended and Restated Certificate of Incorporation as any person who or which:

•	is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the then outstanding stock of First Place entitled to vote;

•	is an affiliate of First Place and at any time within the two-year period immediately prior to the date of any such business combination was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of First Place entitled to vote; or

•	is an assignee of or has otherwise succeeded to any shares of stock of First Place entitled to resale which were at any time within the two-year period immediately prior to the date of any such business combination beneficially owned by any such shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

Northern. Northern’s governing documents do not contain a fair price provision.

Rights of Dissenting Shareholders

First Place. Under Delaware law, a dissenting shareholder may seek dissenters’ appraisal rights in connection with statutory mergers or consolidations in certain specific situations. However, unless otherwise provided by a corporation’s certificate of incorporation, dissenters’ appraisal rights are not available to a Delaware corporation’s shareholders under Delaware law with respect to shares of common stock that, at the applicable record date: (a) were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers or (b) were held of record by more than 2,000 shareholders, unless the shareholders are required by the terms of the merger or consolidation to accept any consideration other than:

•	shares of stock of the surviving corporation;

•	shares of stock of another listed corporation which are the kind described in clause (a) or (b) above;

•	cash in lieu of fractional shares; or

•	any combination of the consideration described in the first three bullet points.

The certificate of incorporation of First Place does not provide for dissenters’ appraisal rights and, under Delaware law, First Place shareholders are not entitled to any dissenters’ rights of appraisal in connection with the merger.

Northern. Under Ohio law, dissenting shareholders of an Ohio corporation are entitled to appraisal rights in connection with:

•	the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of the corporation;

•	certain amendments to the corporation’s articles of incorporation;

•	the corporation being merged into or consolidated with another corporation; and

•	any merger, combination or majority share acquisition in which the corporation is the acquiring corporation, if the shareholders of the corporation are entitled to voting rights in connection with such transaction.

Ohio law provides that a shareholder of an Ohio corporation must deliver a written demand to the corporation not later than 10 days after the taking of the vote on the matter giving rise to dissenters’ appraisal rights in order to retain those rights.

See “The Acquisition—Dissenters’ Rights” beginning on page 73 for more information on rights of dissenting Northern shareholders with respect to the acquisition.

Declaration of Dividends

First Place. Under Section 170 of the Delaware General Corporation Law, First Place directors may declare and pay dividends upon the shares of its capital stock either (1) out of its surplus, as defined in and computed in accordance with Sections 154 and 244 of the Delaware General Corporation Law, or (2) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. First Place is not subject to any other express regulatory restrictions on payments of dividends and other distributions. The ability of First Place to pay distributions to the holders of its common stock will depend, however, to a large extent upon the amount of dividends received from First Place Bank, which is subject to restrictions imposed by bank regulatory authorities. The declaration, payment and amount of future dividends will depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the board of directors of First Place.

Northern. The ability of Northern to pay dividends is limited by the regulations of the OTS. An application must be submitted and approval from the OTS must be obtained by Northern if: the proposed distribution would cause total distributions for the calendar year to exceed Northern’s net income for that year to date plus Northern’s retained net income for the preceding two years; if Northern will not be at least adequately capitalized following the capital distribution; or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between Northern and the OTS (or the FDIC), or violate a condition imposed on Northern in an OTS-approved application or notice. If Northern is not required to file an application, then it must file a 30-day notice of the proposed capital distribution unless: Northern would be well capitalized following the proposed distribution; Northern’s proposed distribution would not reduce the amount of or retire any part of its common stock or retire any part of debt instruments approved by the regulations of the OTS, other than regular payments required under a debt instrument approved under the regulations of the OTS; and Northern is not a subsidiary of a savings and loan association.

ELECTION OF DIRECTORS

(PROPOSAL TWO)

Under Article VI, Section 1 of Northern’s amended and restated constitution, Northern’s board may consist of no fewer than seven and no more than 10 directors. The precise number of directors may be set or changed at a meeting of shareholders for the election of directors. The number of directors may be changed by the affirmative vote of the holders of a majority of shares represented at the meeting and entitled to vote. Directors serve staggered terms of three years in one of three classes, or until their successors are elected and qualified, such that one class stands for election each year. Currently, the number of directors is fixed at nine.

It is anticipated that, as of the closing of the acquisition discussed in Proposal One, First Place, as the sole shareholder of Northern, will elect candidates selected by it (including one of the current Northern directors) to serve as Northern’s board. See “The Acquisition—Effective Time of Acquisition” on page 64. The current directors, including the nominees named below if they are re-elected pursuant to this proposal, will continue to serve on the board until the closing, and if the acquisition does not close, for the remainder of their terms listed below.

Votes Required

Northern directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected. Although the board has no reason to believe that any of the nominees will decline or be unable to serve as a director, should that occur the proxy holders will vote for such other person or persons as may be designated by the board.

General Information about the Nominees and Continuing Directors

The following information regarding Northern’s directors is as of April 7, 2006:

Director nominees and continuing directors	Age	Director since	Current term expires	Principal occupation in the last 5 years
Nominees for the Term Ending in 2009:

Timothy T. Grogan	63	1990	2006	Timothy T. Grogan is President of Wilmot Printing Co., Inc. He is a member of the Elyria Rotary Club and has served as a member of other civic organizations in Elyria.

Neal Hubbard, President and Chief Executive Officer	64	1970	2006

Neal Hubbard joined Northern in 1963 and has served as President since 1986. He is a member of the Elyria Kiwanis Club and a past director and past president of the Board of the Elyria Consortium Child Care and Learning Center, a nonprofit day care facility. He is a member of the Savings and Loan Association and Savings Bank Board, an advisory board for the state of Ohio.

Harold A. West	77	1972	2006	Harold A. West is an attorney in private practice in Elyria. Mr. West provides legal services to Northern on a regular basis. Mr. West is a member of the Elyria Rotary Club.

Director nominees and continuing directors	Age	Director since	Current term expires	Principal occupation in the last 5 years
Continuing Directors:

John P. Frain	71	2000	2007	John P. Frain is a CPA and retired partner of the accounting firm Hausser + Taylor LLP. He retired at the end of 1999 after having served as the head of that firm’s Elyria office. Mr. Frain is a member of the Elyria Rotary Club and is a past Assistant District Governor of Rotary International.

James F. Hunt	58	1986	2007	A member of the Elyria Rotary Club, James F. Hunt is the President of The Brickyard Inc., a Consumeracq, Inc. company and wholesale distributor of brick to masonry building suppliers, and owner of Tyler Trucking. Mr. Hunt was also the President of Murbach Building Supplies, a company headquartered in Elyria and engaged in retail sales of masonry building materials, until it was sold to Consumers Building Supply Co. in 2005.

Charles E. Keane	69	2003	2007	Mr. Keane served as Executive Vice President and Chief Lending Officer for Northern from October 2002 to 2003. He joined Northern in April 2001. Prior to his employment with Northern, he was employed as Manager of Mellon Bank’s commercial mortgage banking division from 1996-2001. Mr. Keane is a graduate of John Carroll University and has attended Carnegie Mellon and Harvard Business Management Schools.

Charles F. Lawson	77	1987	2008	Charles F. Lawson is the founder and director and former President of The Travelmart Inc., a travel agency headquartered in Elyria. He is a member of the Westlake Rotary Club and active in many trade organizations within the travel business.

Jeffrey B. Ohlemacher	48	1990	2008	Jeffrey B. Ohlemacher is President of Elyria Manufacturing Corporation, a manufacturer of precision machined products headquartered in Elyria. Mr. Ohlemacher also serves as President of B.R.E.I.C., a small real estate investment company.

William A. Shepard	63	1997	2008	William A. Shepard is President and majority owner of Bobel’s Office Plus, where he has been employed since 1957.

There are no family relationships among any of Northern’s directors or executive officers. Except as may be noted, none of Northern’s directors or executive officers serves as a director of (i) any company that has a class of securities registered under or that is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or (ii) any investment company registered under the Investment Company Act of 1940.

The board recommends a vote “FOR” election of the identified nominees to serve as directors until the 2009 annual meeting or until their successors are elected and qualified.

Independent Directors

The board has determined that all of the current directors and director nominees are independent under the listing standards of the Nasdaq Stock Market, Inc., except for Messrs. Hubbard and Keane.

Under Nasdaq Rule 4200(a)(15) a director of Northern is independent if he or she:

•	is not employed by Northern now and was not employed by Northern during the last three years;

•	is not a family member of an individual who is or was during the last three years employed by Northern as an executive officer. The term family member includes a person’s spouse, parents, children, and siblings, whether by blood, marriage, or adoption, or anyone else residing in such person’s home;

•	has not accepted and whose family members have not accepted any payments from Northern in excess of $60,000 in any of the last three years (other than (i) compensation for board or board committee service, (ii) payments arising solely from investments in Northern securities, (iii) compensation paid to a family member who is a non-executive employee of Northern, (iv) benefits under a tax-qualified retirement plan, (v) non-discretionary compensation, (vi) loans from Northern provided that the loans were made in the ordinary course of business and were not otherwise subject to the specific disclosure requirements of SEC Regulation S–K Item 404, (vii) payments from Northern in connection with the deposit of funds or in an agency capacity, provided such payments were made in the ordinary course of business and not otherwise subject to the disclosure requirements of SEC Regulation S–K Item 404, or (viii) loans permitted under Section 13(k) of the Securities Exchange Act of 1934);

•	is not, and whose family members are not, a partner in, or a controlling shareholder (an individual who owns more than 20% of the issuer’s securities) of, or an executive officer of, any organization to which Northern made, or from which Northern received, payments for property or services in the last three years in excess of 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more;

•	is not, and whose family members are not, a current partner or employee of Northern’s outside auditor (Crowe Chizek and Company LLC), or a partner or employee of Northern’s outside auditor who worked on Northern’s audit during the last three years; and

•	is not, and whose family members are not, employed as an executive officer of another entity on whose compensation committee any of Northern’s executive officers served during the past three years.

Corporate Governance

Northern periodically reviews its corporate governance policies and procedures to ensure that Northern meets the highest standards of ethical conduct, reports with accuracy and transparency, and maintains full compliance with laws, rules, and regulations that govern Northern’s operations. As part of the corporate governance process, the board reviews and adopts corporate governance policies and practices for Northern.

Northern has adopted a Code of Professional Responsibility that is designed to promote the highest standards of ethical conduct by Northern’s directors, executive officers and employees. The Code of Professional Responsibility requires that Northern’s directors, executive officers, and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in Northern’s best interest. Under the terms of the Code of Professional Responsibility, directors, executive officers, and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Professional Responsibility. In addition, Northern has adopted a Code of Ethics for Financial Professionals, which applies to Northern’s principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions for Northern.

As a mechanism to encourage compliance with the Code of Professional Responsibility and Code of Ethics for Financial Professionals, Northern has established procedures to receive, retain, and address complaints received regarding accounting, internal accounting controls, or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner.

Board and Committee Meetings

Northern’s board held sixteen meetings in 2005. The board encourages directors to attend the annual meeting of shareholders. All nine directors attended Northern’s 2005 Annual Meeting of Shareholders.

While serving as a director, each director attended more than 75% of the aggregate of (1) the total number of meetings of the board and (2) the total number of meetings held by all committees of the board on which the director served in 2005. Article VI, Section 7, of Northern’s constitution provides that a director’s service terminates automatically if he or she fails to attend at least 60% of regularly scheduled board meetings in any period of twelve consecutive months.

Northern does not have a standing nominating committee nor a nominating committee charter. Instead, the full board acts as a nominating committee for selecting director nominees. Northern believes that the full board, rather than a nominating committee, is the most appropriate entity for identifying individuals qualified to become board members and for recommending director nominees for election at the annual meeting of shareholders.

According to Article V, Section 4 of Northern’s constitution, nominations may also be made by shareholders. See “Comparison of the Rights of Shareholders—Shareholder Nominations of Directors and Proposals for New Business” beginning on page 132. Although the board will consider shareholder nominations, the board does not solicit shareholder nominations for director.

The board considers several factors when it selects individuals to be nominated for election to the board. A candidate must meet any qualification requirements set forth in any corporate governance documents. A candidate must also not have been subject to certain criminal or regulatory actions. The board will consider the following criteria in selecting nominees: financial, regulatory, and business experience; familiarity with and participation in the local community; integrity, honesty, and reputation; dedication to Northern and its shareholders; independence; and any other factors the board deems relevant, including age, diversity, size of the board, and regulatory disclosure obligations. In addition, prior to nominating an existing director for re-election to the board, the board will consider and review an existing director’s board and committee attendance and performance; length of board service; experience, skills, and contributions that the existing director brings to the board; and independence.

The full board is responsible for identifying, interviewing, and selecting individuals who may be nominated for election to the board. The board’s process to identify and evaluate individuals to be nominated for election to the board is as follows:

Identification. To identify nominees, the board relies on personal contacts as well as its knowledge of members of the local communities. The board will also consider director candidates recommended by shareholders in accordance with the policies and procedures set forth above. The board has not used an independent search firm in identifying nominees.

Evaluation. The board determines whether the candidate is eligible and qualified for service on the board by evaluating the candidate under the selection criteria set forth above.

Personnel Committee. The Personnel Committee of Northern’s board assesses the overall performance of officers, managers, and employees, and establishes guidelines concerning appropriate salaries, incentives, bonuses, and benefits for executive officers and other employees. The Personnel Committee also reviews the performance of Mr. Hubbard and Northern’s executive officers. Members of the Personnel Committee are directors Timothy T. Grogan, Neal Hubbard, Jeffrey B. Ohlemacher and James F. Hunt. The Personnel Committee met six times in 2005.

Audit Committee. The Audit Committee met five times in 2005. The Audit Committee appoints Northern’s independent auditor, reviews and approves the audit plan and fee estimate of the independent public auditor, appraises the effectiveness of the internal and external audit efforts, evaluates the adequacy and effectiveness of Northern’s accounting policies and financial and accounting management, supervises Northern’s internal auditor, and reviews and approves the annual financial statements. The Audit Committee has the authority to engage separate legal counsel and other advisors, as necessary to execute its duties. Members of the Audit Committee are directors John P. Frain, Timothy T. Grogan, James F. Hunt, Charles F. Lawson, and William A. Shepard. Northern’s board adopted a written charter for the Audit Committee on December 14, 2000. The charter is reviewed on an annual basis, and was modified in February 2004 to reflect recent law changes and regulatory proposals under the Sarbanes-Oxley Act of 2002.

Audit Committee Independence. The board, in its business judgment, has determined that all members of the Audit Committee meet the current independence requirements of the Nasdaq Stock Market and applicable rules and regulations of the SEC, and that Mr. Frain satisfies the requirements for an “audit committee financial expert” promulgated by the SEC.

Audit Committee Report

The Audit Committee has submitted the following report for inclusion in this proxy statement:

The Audit Committee has reviewed the audited financial statements for the year ended December 31, 2005, and has discussed the audited financial statements with management. The Audit Committee has also discussed with Crowe Chizek and Company LLC, Northern’s independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has received the written disclosures and the letter from Crowe Chizek and Company LLC required by Independence Standards Board Standard No. 1 regarding matters that could affect the auditor’s independence, and has discussed with Crowe Chizek and Company LLC the independent auditors’ independence. Based on this, the Audit Committee recommended to the board that the audited financial statements be included in Northern’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, for filing with the OTS.

Submitted by the Audit Committee,

John P. Frain

Timothy T. Grogan

James F. Hunt

Charles F. Lawson

William A. Shepard

This report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Exchange Act of 1934, except to the extent that Northern specifically incorporates this information by reference, and shall not otherwise be deemed filed under such act.

Director Compensation

Director Fees. In 2005, each director received a monthly retainer of $700, $500 for each board meeting attended, and $500 for each committee meeting attended. The Chairman of the Audit Committee received a monthly retainer of $500, in addition to the fee for each committee meeting attended. The Loan Committee, which is comprised of three outside directors and Mr. Hubbard, received $500 per month instead of $500 for each committee meeting attended provided at least one loan committee meeting was called per month. However, only two of the three outside directors participated in Loan Committee meetings in any given month. Employee members are not paid a fee for attending committee meetings.

Director Indemnification. At the 2001 Annual Meeting of Shareholders, the shareholders approved the form and use of indemnification agreements for directors. Northern entered into indemnification agreements with each director that allow directors to select the most favorable indemnification rights provided under:

•	Northern’s articles of incorporation and constitution in effect on the date of the indemnification agreement or on the date expenses are incurred;

•	state law in effect on the date of the indemnification agreement or on the date expenses are incurred;

•	any liability insurance policy in effect when a claim is made against the director or on the date expenses are incurred; and

•	any other indemnification arrangement otherwise available.

The agreements cover all fees, expenses, judgments, fines, penalties and settlement amounts paid in any matter relating to the director’s role as Northern’s director, officer, employee, agent or when serving as Northern’s representative with respect to another entity. Each indemnification agreement provides for the prompt advancement of all expenses incurred in connection with any proceeding subject to the director’s obligation to repay those advances if it is determined later that the director is not entitled to indemnification.

Executive Compensation

The following table shows the compensation paid by Northern for services rendered in all capacities for the fiscal years ended December 31, 2005, 2004 and 2003 to Northern’s most highly compensated executive officers whose total compensation exceeded $100,000.

Summary Compensation Table

Long-term compensation
		Annual compensation							Awards		Payouts
Name and Principal position	Year	($) Salary			($) Bonus		($) Other annual compensation		($) Restricted stock awards	(#) Securities underlying options	($) LTIP payouts	($) All other compensation (4)
Neal Hubbard, President and Chief Executive Officer	2005 2004 2003	$ $ $	181,400 179,900 165,000	(1) (2)	$ $ $	— — —	(3 (3 (3	) ) )	— — —	— — —	— — —	$ $ $	4,430 4,662 16,694

Melinda A. Billings, Executive Vice President, Treasurer, and CFO	2005 2004 2003	$ $ $	100,000 100,000 100,000		$ $ $	10,000 10,000 16,880	(3 (3 (3	) ) )	— — —	— — —	— — —	$ $ $	2,954 3,283 2,115

James F. Ketchum, Executive Vice President and Chief Lending Officer	2005 2004 2003	$ $ $	100,000 100,000 75,000		$ $ $	10,000 10,000 16,880	(3 (3 (3	) ) )	— — —	— — —	— — —	$ $ $	2,962 2,699 2,942

(1)	Includes salary deferred at the election of the executive under Northern’s 401(k) Plan. Also includes $16,400 in fees for board service and attendance at board meetings. Prior to 2004, fees for board service and attendance at board meetings were included in “All other compensation.”
(2)	Includes salary deferred at the election of the executive under Northern’s 401(k) Plan. Also includes $14,900 in fees for board service and attendance at board meetings. Prior to 2004, fees for board service and attendance at board meetings were included in “All other compensation.”
(3)	Perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total salary and bonus.
(4)	All other compensation in 2005 consists solely of matching contributions made by Northern under the 401(k) plan.

Stock Option Plan. In February 2004, Northern’s board elected to terminate the 2000 Stock Option Plan effective on February 11, 2004. However, termination of the plan had no effect on stock options granted before termination occurred and does not impair the rights of any participant in any award made under the plan prior to the termination date. No stock option awards were made in 2005. In addition to stock options, the stock option plan provided for the award of restricted stock and performance units, but stock options were the only awards made under the plan. A director, officer, or employee whose service terminates (excepting termination as a result of death) has three months after termination within which he may exercise options that are then vested and exercisable, forfeiting any unvested options and any options not exercised within that three-month period. Stock options that are not yet exercisable become fully exercisable if a tender offer or exchange offer for shares of Northern common stock is commenced by a person or firm other than Northern, or if the shareholders of Northern approve an agreement whereby Northern will cease to be an independent, publicly owned company or whereby Northern agrees to a sale of all or substantially all of its assets. Accordingly, if the acquisition described in Proposal One is consummated, the options would terminate in exchange for the consideration described under “The Acquisition—Payment and Termination of Stock Options” on page 56.

Aggregated Options/Stock Appreciation Rights Exercised in 2005

and Fiscal Year-End 2005 Options/Stock Appreciation Right Values

The following table shows the number of shares of Northern’s common stock acquired in 2005 or acquirable by option exercise by the individuals named in the Summary Compensation Table. The table also indicates the extent to which the options were exercisable at December 31, 2005, as well as the approximate value of the options based on the estimated fair market value of Northern common stock on December 31, 2005.

Name	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options at fiscal year end		Value of unexercised in-the-money options at fiscal year end (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Neal Hubbard	—	—	—	—	$—	$—
Melinda A. Billings	—	—	2,438	—	$430	$—
James F. Ketchum	—	—	2,438	—	$430	$—

(1)	The value of unexercised options equals the value of a share of Northern common stock acquirable by exercise of an option based on the closing sale price per share of $17.00 reported on the OTC-BB on December 30, 2005, less the exercise price per share, multiplied by the number of shares acquirable upon exercise of such option.

401(k) Plan. As of August 2003, Northern implemented a 401(k) Plan for its eligible employees. Northern sponsors the 401(k) Plan to provide its eligible employees with the opportunity to defer compensation and to have these deferred amounts contributed to the 401(k) Plan on a pre-tax basis, subject to certain limitations. Northern makes matching contributions to employee deferrals of 50% of participants’ contributions up to 6% of base wage or salary. During 2005, Northern contributed $60,414 in matching funds. In connection with the closing of the acquisition described under Proposal One, Northern may terminate the 401(k) plan. See “The Conditions to the Acquisition” beginning on page 56.

Employment Agreements. Northern entered into employment agreements with Mr. Hubbard and Ms. Billings on November 1, 1999, which were amended on March 21, 2005, and with Mr. Ketchum on April 20, 2005. The contracts have a term of three years, but are extended at each anniversary date for an additional year upon a determination by Northern’s board that these executives’ performance has met the board’s requirements and standards. The effect of the annual extension is to maintain the contracts’ original three-year terms. The employment agreements provide that they will terminate when these executives reach age 65. Mr. Hubbard will reach 65 in September 2006. Mr. Hubbard’s, Ms. Billings’ and Mr. Ketchum’s initial annual base salaries as provided in the employment agreements were $147,000, $78,500 and $100,000, respectively, subject to adjustment by the board and subject to bonuses on such terms and at such times as the board determines. Each of these officers is also entitled to participate in retirement and employee benefit plans, vacation time of at least four weeks per year and reimbursement of business expenses.

The agreements provide that if Mr. Hubbard’s, Ms. Billings’ or Mr. Ketchum’s employment is terminated without cause, other than due to disability, by the Northern board, such executive officer has the right to receive his or her annual salary for the remaining term of his or her employment agreement, and any other benefits provided by such employment agreement for the remaining term. In the event of termination of employment by the Northern board due to the executive’s disability, he or she will receive annual salary and other benefits provided by the agreement up to the date of establishment by the board of the executive’s disability.

Under the employment agreements, “cause” is defined as:

•	personal dishonesty;

•	the executive officer’s inability to perform his or her duties under the employment agreement due to insufficient knowledge or skills, as determined by evaluating such executive officer’s acts or omissions against standards then prevailing in the savings and loan industry;

•	material breach of any provision of the employment agreement;

•	breach of fiduciary duty involving personal profit;

•	intentional failure to perform duties set forth in the employment agreement;

•	a material breach of the reasonable policies and procedures for the operation of Northern provided to the executive officer by formal action of Northern’s board;

•	willful violation of any statute, rule or regulation, other than those relating to a traffic violation or similar offense, or final cease-and-desist order; or

•	willful misconduct.

The executive may terminate the employment agreement at any time with 90 days prior written notice to the Northern board. In the event of such termination, the executive will only receive the benefits to which he or she is entitled up to the date of termination. The agreements also terminate upon certain actions by regulatory organizations, which terminates all unvested payment obligations to the executive.

The agreements also require Northern to provide director and officer liability insurance coverage and indemnify these executives to the fullest extent allowable under Ohio law for liabilities and expenses arising out of their service as a director or officer of Northern. If a change in control of Northern has occurred, Northern is also required to pay all legal fees and related expenses, limited to $100,000 in the case of Mr. Ketchum, arising out of any dispute under the employment agreements or the executive’s enforcement of his or her rights under the employment agreement.

If a change in control of Northern occurs during the term of their respective employment agreements, Mr. Hubbard and Ms. Billings will be entitled to a change-in-control payment equal to 2.99 times their annual salary. The change-in-control payment will be paid to these individuals no later than the time the change in control occurs or is deemed to have occurred. In addition, if Mr. Hubbard’s or Ms. Billings’ employment is terminated within two years after a change in control, Northern will cause to be continued life, health and disability coverage substantially identical to the coverage maintained by Northern before their termination until the earlier of 12 months thereafter or Mr. Hubbard’s or Ms. Billings’ employment by another employer.

If a change in control of Northern occurs and Mr. Ketchum is terminated without cause within 36 months after a change in control, Mr. Ketchum will be entitled to a change-in-control payment equal to:

•	2.99 times Mr. Ketchum’s annual salary if termination occurs within months one through and including 12;

•	two times Mr. Ketchum’s annual salary if termination occurs within months 13 through and including 24; and

•	Mr. Ketchum’s annual salary if termination occurs within months 25 through and including 36.

Pursuant to Mr. Ketchum’s employment agreement, “without cause” includes involuntary termination of Mr. Ketchum’s employment by Northern without cause and voluntary termination of his employment by Mr. Ketchum for good reason. “Good reason” for Mr. Ketchum’s voluntary termination of his employment exists if any of the following events occur within 36 months of a change in control without his consent:

•	reduction of Mr. Ketchum’s annual salary;

•	reduction of Mr. Ketchum’s bonus, incentive and other compensation award opportunities under Northern’s benefit plans, unless a company-wide reduction of all officers’ award opportunities occurs simultaneously, or termination of Mr. Ketchum’s participation in any officer or employee benefit plan maintained by Northern, unless the plan is terminated because of changes in law or loss of tax deductibility to Northern for contributions to the plan, or unless the plan is terminated as a matter of company policy applied equally to all participants in the plan;

•	assignment to Mr. Ketchum of duties that are materially inconsistent with his position as Northern’s principal lending officer or that represent a reduction of his authority, or failure to appoint or reappoint Mr. Ketchum as Executive Vice President and Chief Lending Officer; or

•	relocation of Northern’s principal executive offices, or requiring Mr. Ketchum to change his principal work location, to any location that is more than 25 miles from the location of Northern’s principal executive officers on the date of the employment agreement.

Upon Mr. Ketchum’s non-voluntary termination of employment within 36 months of a change in control, Northern will continue life, health and disability coverage substantially identical to the coverage maintained by Northern before their termination until the earlier of 12 months thereafter or Mr. Ketchum’s employment by another employer. Mr. Ketchum will also be entitled to funds due to him as a result of his participation in the Northern tuition assistance and education reimbursement plan.

Under the employment agreements, a “change in control” of Northern is defined as any of the following events, which would include the acquisition discussed in Proposal One:

•	the acquisition by a person or persons acting in concert of the power to vote more than 50% of Northern’s common stock;

•	a conclusive control determination under the OTS regulations described in more detail below;

•	during any period of two consecutive years, individuals who at the beginning of the two-year period constitute the board of Northern cease for any reason to constitute at least a majority of the board, unless the election of each director who was not a director at the beginning of the two-year period is approved in advance by at least 66 2/3% of the directors then in office who were directors at the beginning of the two-year period;

•	Northern shall have merged into or consolidated with another corporation, or merged another corporation into Northern, on a basis whereby 50% or less of the total voting power of the surviving corporation is held by persons who were shareholders of Northern before the merger or consolidation; or

•	Northern shall have sold substantially all of its assets to another person or firm.

The control determination referenced above refers to the OTS’s regulations governing Acquisitions of Control of Savings Associations, which provide that control exists in situations in which:

•	a person has direct or indirect control of more than 25% of an institution’s voting shares, whether by acquisition or by exercise of proxies;

•	a person controls in any manner the election of a majority of directors of the institution; or

•	the Director of the OTS determines that the person exercises a controlling influence over the management or policies of the institution.

If the acquisition is consummated, Mr. Hubbard will enter into a new employment agreement with First Place or one of its subsidiaries. See “The Acquisition—Interests of Certain Person in the Acquisition” beginning on page 69 for a description of the benefits triggered by the acquisition.

Compensation Committee Report

Northern’s compensation philosophy is different from that of many companies, which tend to provide the highest-ranking and highest-paid executives with a substantial bonus. Although the executive officers make a critical contribution, providing management, guidance, and leadership for Northern as a whole, Northern’s philosophy is that its continued success over time is dependent on maintaining good customer relationships and developing valuable new customer relationships. Northern therefore believes that the constituency on which incentive compensation is likely to have the greatest impact—providing the greatest return to Northern—is the constituency of officers and employees whose day-to-day responsibilities require face-to-face contact with customers and who demonstrate leadership potential for Northern’s future. Accordingly, on a percentage basis employees and non-executive officers can receive more incentive compensation than executive officers.

The board’s Personnel Committee seeks to establish executive officer base salaries at a level commensurate with Northern’s corporate performance, peer group competitors, and the individual officers’ performance. The Personnel Committee reviews all elements of executive compensation to ensure that the total compensation program meets Northern’s business objectives and philosophy.

Since November 1, 1999, Mr. Hubbard’s compensation arrangements have been formalized in an employment agreement. See “Executive Compensation—Employment Agreements” beginning on page 142. Although Mr. Hubbard’s minimum base salary is fixed by contract, the Personnel Committee exercises direct control over increases in his salary and over the amount of his bonus. The Personnel Committee generally takes into consideration the overall performance of Northern, including return on assets, return on equity, and loan loss performance, but the committee does not use any specific measures or weighting of that performance to establish Mr. Hubbard’s salary for the coming year or his bonus. The Personnel Committee’s evaluation of the chief executive officer’s compensation is largely subjective, based upon the committee’s assessment of:

•	the chief executive’s performance,

•	growth and operating results of Northern,

•	challenges that exist in achievement of corporate objectives, and the chief executive’s progress toward overcoming the challenges arising from time to time,

•	compensation practices at peer group institutions, and

•	levels of responsibility of the chief executive officer in comparison to chief executives of other peer group institutions.

In this evaluation, the Personnel Committee noted that no loan losses had been experienced since 1992 until two minor amounts were recorded in 2005 and Northern’s total assets and mortgage lending had increased substantially during the year, despite a diminishing trend in mortgage refinancing. The Personnel Committee also recognized Mr. Hubbard’s leadership in negotiating the acquisition by First Place that is being presented to the shareholders for their consideration.

Both in terms of Northern’s performance relative to its peer group and in terms of Mr. Hubbard’s compensation relative to compensation paid to the chief executive officer at peer group institutions, the Personnel

Committee continues to believe that Mr. Hubbard’s compensation is substantially less than would be expected if his compensation were consistent with peer group norms. Peer group compensation data are derived from a variety of sources, including data provided in a nationwide survey obtained from America’s Community Bankers and an Ohio Financial Institutions Compensation Survey. Peer group data were available in Northern’s asset range as well as its geographic region.

While the committee continues to believe that there is justification for an increase in Mr. Hubbard’s salary, in light of his substantial equity stake in Northern and his family’s history with Northern, as well as the flat earnings results in the last year and the pending merger transaction, an increase in Mr. Hubbard’s compensation is not necessary to assure Northern of Mr. Hubbard’s continued dedication and guidance. Mr. Hubbard’s base salary remained the same in 2005, and he received no bonus. In 2006, Mr. Hubbard’s base salary will be $165,000.

Two executive officers, Ms. Billings and Mr. Ketchum, each received a $10,000 bonus as shown in the Summary Compensation Table for meeting specific performance goals. Mr. Hubbard did not receive a bonus in 2005. Northern’s other senior officers and employees received bonuses in the aggregate amount of $16,450.

The qualifying compensation regulations issued by the Internal Revenue Service under Internal Revenue Code section 162(m) provide that no deduction is allowed for applicable employee remuneration paid by a publicly held corporation to a covered employee to the extent that the remuneration exceeds $1 million for the applicable taxable year, unless certain conditions are satisfied. Salary and bonus amounts deferred by executives are not subject to section 162(m). Currently, remuneration is not expected to exceed $1 million for any employee. Therefore, compensation should not be affected by the qualifying compensation regulations. The Personnel Committee and Northern’s board of directors intend to maintain executive compensation within the section 162(m) deductibility limits, but could permit compensation exceeding the section 162(m) limits in the future.

This report of the Personnel Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Exchange Act of 1934, except to the extent that Northern specifically incorporates this information by reference, and shall not otherwise be deemed filed under such act.

Submitted by Northern’s Personnel Committee,

Timothy T. Grogan

Neal Hubbard

James F. Hunt

Jeffrey B. Ohlemacher

Performance Graph

Northern has selected the NASDAQ Composite Index and the SNL All OTC-BB and Pink Banks Index for purposes of the following performance comparison. The graph below compares the cumulative total shareholder return on Northern’s stock to the cumulative total return of the NASDAQ Composite Index and the SNL All OTC-BB and Pink Banks Index. The SNL All OTC-BB and Pink Banks Index is comprised of savings associations and thrift holding companies for which stock trades are reported by the National Quotation Bureau, LLC, a static paper quotation medium printed weekly and distributed to broker/dealers, or the OTC-BB. The following comparison covers the period from December 31, 2000, to December 31, 2005. The graph assumes that $100 was invested on December 31, 2000, and that all dividends were reinvested.

Comparison of the Cumulative Total Return

of

The Northern Savings & Loan Company,

the SNL All OTC-BB and Pink Banks Index and the NASDAQ Composite Index

from December 31, 2000, to December 31, 2005

This graph and the following chart are based on information furnished by SNL Securities

	Period Ending
Index	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05
The Northern Savings & Loan Company(1)	$100.00	$105.56	$114.05	$128.76	$120.17	$113.20
NASDAQ Composite Index	100.00	79.18	54.44	82.09	89.59	91.54
SNL All OTC-BB and Pink Banks Index	100.00	104.80	130.37	179.12	213.86	231.99

(1)	Northern is among the thrift institutions or thrift holding companies included in the SNL All OTC-BB and Pink Banks Index. Northern’s past performance provides no guarantee or assurance that similar results can or will be achieved in the future.

This stock performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement/prospectus into any filing under the Securities Exchange Act of 1934, except to the extent Northern specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Securities Exchange Act of 1934.

Compensation Committee Interlocks and Insider Participation

Neal Hubbard, a director of Northern and its President and Chief Executive Officer, serves as a member of the Personnel Committee of the board. However, Mr. Hubbard is excluded from discussion and board deliberation regarding compensation paid to him.

Some of Northern’s directors, officers, employees, and their immediate families are and have been customers of Northern and engaged in various banking transactions with Northern in 2003, 2004 and 2005. Northern has followed the policy of offering to its directors, officers, and employees real estate mortgage loans secured by their principal residence, construction loans for their principal residence, and other consumer loans as permitted to the general public, including home equity lines of credit, secured by their primary residence. Northern has several such loans outstanding to its executive officers, directors, and their immediate families. Northern expects that these relationships and transactions will continue in the future. The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 requires that all loans or extensions of credit to officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. Effective September 30, 1996, the preferential lending prohibitions were amended by the addition of an exception for extensions of credit made pursuant to a program that is widely available to all employees of the lending bank and which does not give preference to insiders over other employees.

Northern has implemented a credit availability program allowing directors, officers, employees, principal shareholders and their related interests (as that term is defined in Regulation O) to obtain credit on terms that are more favorable than those offered to members of the public generally, provided that the preferential terms do not represent more than the normal risk of repayment, and provided further that—in the case of loans to certain persons to whom Regulation O would apply (OTS Rule 12 CFR Section 563.43)—the loans are made in full compliance with Regulation O. Under this institution-wide employee benefit program, any employee is eligible for a reduction of 25 basis points from the standard mortgage interest rate as long as he or she continues to be employed by Northern.

In addition, an employee pays only “out-of-pocket” expenses plus fees or points charged to an outsider reduced so as not to exceed the deferred cost figure on the loan, currently $650 pursuant to the most recent board resolution. The “out-of-pocket” expenses include such items as cost of appraisal, title examination and title insurance, construction inspections, if any, flood insurance determinations and filing fees. The deferred cost is an estimate of the average personnel cost associated with the processing of a new loan application, which by accounting requirements must be deferred over the term of the loan, along with any points or fees collected and out-of-pocket expenses.

Loan transactions between Northern and its directors, officers, employees, and immediate family members were made in the ordinary course of business, do not represent more than the normal risk of collectibility or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral, prevailing at the time for comparable transactions with others, except for a rate reduction of 25 basis points (0.25%) on mortgage loans and a reduction of origination fees offered to all directors, officers, and employees of Northern. The following tables present information concerning the borrowings of each director, executive officer or significant employee of Northern whose loan from Northern exceeded $60,000 at any time in 2003, 2004 and 2005.

2005

Borrower’s Name and Relationship to Northern	Largest Amount Outstanding During 2005	Nature of Indebtedness	Balance at January 31, 2006	Interest Rate Charged
Melinda Billings, EVP, Treasurer, CFO	$101,731.25	Home mortgage	$87,064.22	4.500%
	$260,000.00	Home mortgage	$253,973.36	5.125%
James Ketchum, EVP, Chief Lending Officer	$135,584.85	Home mortgage	$126,369.41	4.750%
	$85,000.00	Home mortgage	$82,184.57	5.375%

2004

Borrower’s Name and Relationship to Northern Savings	Largest Amount Outstanding During 2004	Nature of Indebtedness	Balance at January 31, 2005	Interest Rate Charged
Melinda Billings, EVP, Treasurer, CFO	$114,744.00	Home mortgage	$100,707.00	4.500%
James Ketchum, EVP, Chief Lending Officer	143,021.00	Home mortgage	134,893.00	4.750
	2,698.00	Home equity line of credit	—	4.500	(1)
James Hunt, Director	184,694.00	Home mortgage	—	3.375	(2)

(1)	The rate shown is the current rate. The rate adjusted quarterly to treasury index plus 3.25% at the time the loan was paid in full.
(2)	The rate shown is the rate at the time the loan was paid in full.

2003

Borrower’s Name and Relationship to Northern Savings	Largest Amount Outstanding During 2003	Nature of Indebtedness	Balance at January 31, 2004	Interest Rate Charged
Melinda Billings, EVP, Treasurer, CFO	$126,781.00	Home mortgage	$113,763.00	4.500	%(4)
Melissa Timko, VP	68,005.00	Home mortgage	—	4.375	(1)
	1,731.00	Car Loan	—	8.000
James Ketchum, EVP, Chief Lending Officer	143,681.00	Home mortgage	142,359.00	4.750	(4)
	3,773.00	Home equity line of credit	2,457.00	4.500	(2)
James Hunt, Director	186,000.00	Home mortgage	185,022.00	3.375	(3)

(1)	The rate shown is the current rate at the time the loan was paid in full. The rate had adjusted annually to treasury index plus 1.50%.
(2)	The rate shown is the current rate. The rate adjusts quarterly to treasury index plus 3.25%.
(3)	The rate shown is the current rate. The rate adjusts quarterly to treasury index plus 2.25%.
(4)	The rate shown is the current fixed rate.

Neal Hubbard, President of Northern, is an attorney, and on occasion performs incidental legal services in connection with real estate transactions in which Northern acts as mortgage lender. Mr. Hubbard’s compensation for those services was $1,175, $600 and $675 in 2003, 2004 and 2005, respectively. Director Harold A. West is an attorney in private practice and performs legal services for Northern from time to time. Mr. West was paid $17,685, $14,815 and $23,471 for legal services rendered to Northern in 2003, 2004 and 2005, respectively.

APPROVAL OF DIRECTOR COMPENSATION

(PROPOSAL THREE)

Under Article VI, Section 5 of Northern’s constitution, at each annual meeting the compensation to be paid to directors must be established by the shareholders. The board proposes that the fees paid to directors for the period ending at the 2007 annual meeting of shareholders be continued at the following rates: a $700 retainer, $500 for each board meeting attended and $500 for each committee meeting attended. The loan committee, which is comprised of three independent directors and Mr. Hubbard, will continue to receive $500 per month instead of $500 for each committee meeting attended, provided at least one loan committee meeting is called per month. However, only two out of the three independent directors will participate in loan committee meetings in any given month. The Chairman of the Audit Committee will receive a monthly retainer of $1,000 in addition to the fee for each committee meeting attended. Employee directors are not paid a fee for attending committee meetings.

The director compensation for Northern directors until the 2007 annual meeting will apply to the Northern board of directors prior to the acquisition only. Director compensation for Northern directors after the acquisition will be determined by First Place.

The board recommends a vote “FOR” establishing the foregoing amounts for director compensation for the period ending at the 2007 annual meeting of shareholders.

ADJOURNMENT OF THE ANNUAL MEETING

(PROPOSAL FOUR)

In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the annual meeting, the merger agreement cannot be approved unless the annual meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Northern at the time of the annual meeting to be voted for an adjournment, if deemed necessary, Northern has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Northern unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is deemed necessary to adjourn the annual meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the annual meeting of the place, date and time to which the annual meeting is adjourned.

NOTIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Independent Auditor for the Year Ended December 31, 2005. Northern’s independent auditor for the fiscal year ended December 31, 2005, was Crowe Chizek and Company LLC. The Audit Committee has selected Crowe Chizek to be Northern’s independent auditor for the fiscal year ending December 31, 2006. A representative of Crowe Chizek is expected to be present at the annual meeting. The representative of Crowe Chizek will have the opportunity to make a statement if desired, and will be available to respond to appropriate questions.

The following table sets forth the fees paid to Crowe Chizek and Company LLC for services provided during fiscal years 2005 and 2004:

	2005	2004
Audit Fees (1)	$85,710	$54,433
Audit-Related Fees (2)	—	—
Tax Fees	7,200	9,300
All Other Fees (3)	17,500	—

Total	$110,410	$63,733

(1)	Represents aggregate fees billed or estimated to be billed for professional services rendered by Crowe Chizek and Company LLC for the review of Northern’s financial statements included in Northern’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and the audit of the financial statements included in Northern’s Annual Report on Form 10-K for the year ended December 31, 2004, and for Crowe Chizek and Company LLC’s review of the financial statements included in Northern’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and its audit of the financial statements included in Northern’s Annual Report on Form 10-K for the year ended December 31, 2005. Also included for 2005 is $15,420 of additional expense related to the audit of Northern financial statements included in Northern’s Annual Report on Form 10-K for the year ended December 31, 2004.
(2)	Represents fees for professional services that are reasonably related to the performance of the audit or review of Northern’s financial statements and are not reported under “Audit Fees.”
(3)	Represents fees for professional services in connection with preparation of the Northern’s federal and state tax returns and advisory services for other tax compliance and consulting matters.

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Auditor Independence. The Audit Committee of the board believes that the non-audit services provided by Crowe Chizek and Company LLC are compatible with maintaining the auditor’s independence. To the best of Northern’s knowledge, none of the time devoted by Crowe Chizek and Company LLC on its engagement to audit Northern’s financial statements for the year ended December 31, 2005, is attributable to work performed by persons other than full-time, permanent employees of Crowe Chizek and Company LLC.

SHAREHOLDER PROPOSALS

The proxy solicited by management confers discretionary authority to vote on any matters that properly come before the annual meeting or any adjournments or postponements thereof.

If the acquisition discussed in Proposal One is not consummated, Northern will hold an annual meeting of shareholders in 2007.

Shareholders desiring to submit proposals for inclusion in the proxy materials of Northern for the 2007 Annual Meeting of Shareholders must submit the proposals to Northern at its executive offices no later than December 29, 2006. Northern will not be required to include in its proxy statement or form of proxy for the 2007 annual meeting of shareholders a shareholder proposal that is received after that date or that otherwise fails to meet requirements for shareholder proposals established by regulations of the Securities and Exchange Commission.

If a shareholder intends to present a proposal at the 2007 annual meeting of shareholders without seeking to include the proposal in Northern’s proxy materials for that meeting, the shareholder must give advance notice to Northern. The shareholder must give notice at least 45 days before the date in 2007 corresponding to the mailing date of this proxy statement/prospectus for the 2006 annual meeting of shareholders. This proxy statement/prospectus is being mailed to shareholders on or about April 28, 2006. The date that is 45 days before the corresponding mailing date in 2007 is therefore March 14, 2007. Accordingly, a shareholder who desires to present a proposal at the 2007 annual meeting of shareholders without seeking to include the proposal in Northern’s proxy materials for that meeting should provide notice of the proposal to Northern no later than March 14, 2007. If the shareholder fails to do so, Northern’s management proxies for the 2007 Annual Meeting of Shareholders will be entitled to use their discretionary voting authority on that proposal, without any discussion of the matter in Northern’s proxy materials.

SHAREHOLDER COMMUNICATIONS

The board has provided the following process for shareholders to send communications to the board of directors and/or individual directors. All communications from shareholders should be addressed to the board of directors or the individual director, The Northern Savings & Loan Company, P.O. Box 779, Elyria, Ohio, 44036-0779. Communications regarding financial or accounting policies may be made to Mr. John P. Frain of the Audit Committee. Other communications to the board may be made to Ms. Patricia Lyons, Secretary. Communications to individual directors may also be made to such director at Northern’s address. All communications sent to Mr. Frain of the Audit Committee or to any individual director will be received directly by such individuals and will not be screened or reviewed by Northern’s personnel. Any communications sent to the board in the care of Ms. Lyons will be reviewed by her to ensure that such communications relate to the business of Northern being reviewed by the board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Northern’s directors and executive officers, as well as any person who owns more than 10% of a registered class of Northern’s equity securities, to file with the OTS initial reports of ownership and reports of changes in ownership of Northern stock. Based solely on review of the copies of such reports furnished to Northern and written representations to Northern, to Northern’s knowledge all Section 16(a) filing requirements applicable to its executive officers, directors, and greater than 10% beneficial owners were complied with during the fiscal year ended December 31, 2005.

LEGAL MATTERS

The validity of the First Place common stock to be issued in the acquisition will be passed upon for First Place by Patton Boggs LLP, Washington, D.C. Patton Boggs LLP, Washington, D.C., will pass upon the federal income tax consequences of the acquisition for First Place and Northern.

EXPERTS

The consolidated financial statements of First Place and subsidiaries as of June 30, 2005 and 2004, and for each of the years in the three-year period ended June 30, 2005, and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of June 30, 2005 of First Place have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as set forth in their reports thereon appearing in First Place’s annual report on Form 10-K for the year ended June 30, 2005 and incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Northern and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, included in this proxy statement/prospectus have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as set forth in their reports appearing herein and have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

First Place has filed a registration statement on Form S-4 with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933 and the rules and regulations thereunder that registers the distribution to Northern shareholders of the shares of First Place common stock to be issued in the acquisition. This proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about First Place and First Place’s capital stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document. The registration statement is available for inspection and/or copying as set forth below.

First Place files annual, quarterly and current reports, proxy statements and other information in accordance with the Securities Exchange Act of 1934, or the Exchange Act, with the SEC. You may read and copy any reports, proxy statements or other information filed by First Place at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the SEC’s public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, these annual reports, quarterly reports, current reports, proxy statements and other information we file electronically with the SEC are available at the SEC’s World Wide Web site at http://www.sec.gov and First Place’s Internet website at www.firstplacebank.net. Information contained on First Place’s website is not part of this proxy statement/prospectus. The SEC’s World Wide Web site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

You should also be able to inspect annual, quarterly and current reports, proxy statements and other information about First Place at the offices of the Nasdaq National Market, 33 Whitehall Street, New York, New York, 10004.

First Place incorporates by reference the documents filed by it with the SEC listed below and any future filings made by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Northern annual meeting of shareholders. These documents contain important information about First Place and its financial condition that is not included or delivered with this document.

First Place SEC Filings (File No. 0-25049)	Period/Date
Annual Report on Form 10-K	Year ended June 30, 2005

Quarterly Reports on Form 10-Q	Quarter ended September 30, 2005 and December 31, 2005

Current Reports on Form 8-K	July 21, 2005, July 22, 2005, September 7, 2005, September 16, 2005, October 18, 2005, October 27, 2005, November 15, 2005, November 17, 2005, January 18, 2006, January 27, 2006, January 27, 2006, January 30, 2006, February 28, 2006, March 8, 2006, March 21, 2006, April 18, 2006 (in each case other than those portions furnished under Item 2.02 or Item 7.01 of Form 8-K)

Northern is subject to the informational reporting requirements of the rules and regulations of the SEC and the OTS. Pursuant to these reporting requirements, Northern files annual, quarterly and current reports and proxy statements with the OTS. The OTS maintains a public reference room at the OTS Reading Room, 1700 G Street NW, Washington, D.C., 20552, and copies may be obtained from the OTS at prescribed rates by faxing a request to (202) 906-7755, sending an e-mail to public.info@ots.treas.gov; or by mailing or delivering a written request to the above address to the attention of “Dissemination Branch.”

First Place has supplied all of the information contained or incorporated by reference herein relating to First Place, and Northern has supplied all of the information contained herein relating to Northern.

You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning First Place at the following address:

First Place Financial Corp.

185 East Market Street

Warren, Ohio 44481

Attention: Corporate Secretary

(330) 373-1221

To obtain timely delivery, you should request desired information no later than May 31, 2006.

You should rely only on the information contained or incorporated by reference in this document. First Place and Northern have not authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, neither First Place nor Northern is making an offer to sell or soliciting an offer to buy any securities other than First Place common stock to be issued by First Place in the acquisition, and neither First Place nor Northern is making an offer of such securities in any state where the offer is not permitted. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

I NDEX TO NORTHERN FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

The Northern Savings and Loan Company

Elyria, Ohio

We have audited the accompanying consolidated statements of financial condition of The Northern Savings and Loan Company as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Northern Savings and Loan Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U. S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Cleveland, Ohio

February 16, 2006

THE NORTHERN SAVINGS AND LOAN COMPANY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and December 31, 2004

	2005	2004
ASSETS
Cash and due from banks	$3,075,636	$3,120,745
Interest-bearing deposits in other financial institutions	4,045,808	11,587,181

Total cash and cash equivalents	7,121,444	14,707,926

Securities available for sale	15,239,181	28,617,619
Securities held to maturity (fair value 2005—$426,135; 2004—$430,499)	431,584	431,733
Mortgage-backed securities available for sale	3,860,995	5,517,826
Mortgage-backed securities held to maturity (fair value 2005—$13,405,873; 2004—$16,846,492)	13,647,416	16,818,343
Loans receivable, net of allowance for loan losses of $425,000 in 2005 and $410,000 in 2004	286,659,673	240,012,788
Federal Home Loan Bank Stock	4,599,300	4,376,400
Property and equipment, net	7,482,730	7,738,703
Accrued interest receivable	1,328,669	1,354,642
Other assets	435,876	442,408

	$340,806,868	$320,018,388

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest bearing	$7,205,982	$6,436,599
Interest bearing	257,691,075	257,754,447

Total deposits	264,897,057	264,191,046

Federal Home Loan Bank advances	28,557,647	9,076,184
Advances from borrowers for taxes and insurance	1,577,688	1,145,917
Accrued expense and other liabilities	2,284,652	2,307,012

Total liabilities	297,317,044	276,720,159

Stockholders’ Equity
Common stock no par value; 6,000,000 shares authorized; 2005 and 2004—2,458,068 shares issued and outstanding	307,258	307,258
Additional paid-in capital	9,553,795	9,553,795
Retained earnings	33,909,818	33,525,225
Accumulated other comprehensive loss	(281,047)	(88,049)

Total stockholders’ equity	43,489,824	43,298,229

	$340,806,868	$320,018,388

See accompanying notes to consolidated financial statements.

THE NORTHERN SAVINGS AND LOAN COMPANY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest and dividend income
Loans, including fees:
First mortgage loans	$14,864,874	$12,974,372	$13,509,401
Consumer and other loans	430,075	316,509	295,213
Mortgage-backed securities	842,540	606,592	730,768
Securities and interest-bearing deposits:
Interest	855,338	1,007,490	1,078,018
Dividends	223,078	176,001	163,913

Total interest and dividend income	17,215,905	15,080,964	15,777,313
Interest expense
Deposits	5,588,672	4,409,132	5,480,192
Borrowings	751,861	81,802	9,730

	6,340,533	4,490,934	5,489,922

Net interest income	10,875,372	10,590,030	10,287,391
Provision for loan losses	33,811	—	—

Net interest income after provision for loan losses	10,841,561	10,590,030	10,287,391

Non-interest income
Service charges on deposit accounts	516,488	433,210	395,198
Escrow and loan service fees	69,835	84,436	97,356
Gain (loss) on sale of real estate owned	(5,781)	21,110	1,884
Gain on sale of loans	—	3,074	75,878
Securities gains, net	—	—	60,551
Other	37,745	49,085	48,138

Total non-interest income	618,287	590,915	679,005

Non-interest expense
Salaries and employee benefits	3,619,496	3,454,629	3,598,514
Curtailment loss on pension plan	—	—	898,760
Occupancy and equipment	1,198,194	1,090,326	965,522
Information technology	335,344	335,170	276,518
Office supplies and postage	249,137	266,677	259,742
Professional and supervisory	530,542	261,678	292,774
Advertising and promotion	323,314	204,423	211,872
Franchise tax	509,606	490,555	486,498
Other	382,554	410,157	330,421

Total non-interest expense	7,148,187	6,513,615	7,320,621

Income before federal income taxes	4,311,661	4,667,330	3,645,775

Federal income tax expense	1,469,000	1,593,000	1,431,000

Net income	$2,842,661	$3,074,330	$2,214,775

Basic and diluted earnings per share	$1.16	$1.25	$0.90

See accompanying notes to consolidated financial statements.

THE NORTHERN SAVINGS AND LOAN COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2005, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2003	$292,059	$7,084,249	$33,396,049	$223,391	$40,995,748

Comprehensive income:
Net income	—	—	2,214,775	—	2,214,775
Change in net unrealized loss on securities available for sale, net of reclassifications and tax effect	—	—	—	(225,282)	(225,282)

Total comprehensive income					1,989,493
Exercise of stock options (900 shares)	225	31,311	—	—	31,536
Two-for-one stock split (1,169,134 shares)	—	—	—	—	—
Cash dividends paid ($0.55 per share)	—	—	(1,355,895)	—	(1,355,895)

Balance at December 31, 2003	292,284	7,115,560	34,254,929	(1,891)	41,660,882

Comprehensive income:
Net income	—	—	3,074,330	—	3,074,330
Change in net unrealized loss on securities available for sale, net of tax	—	—	—	(86,158)	(86,158)

Total comprehensive income					2,988,172
Exercise of stock options (2,946 shares)	368	55,173	—	—	55,541

Tax benefit related to exercise of stock options	—	2,162	—	—	2,162

5% stock dividend declared (116,854 shares issued)	14,606	2,380,900	(2,395,506)	—	—

Cash paid in lieu of fractional shares	—	—	(4,237)	—	(4,237)
Cash dividends paid ($0.57 per share)	—	—	(1,404,291)	—	(1,404,291)

Balance at December 31, 2004	307,258	9,553,795	33,525,225	(88,049)	43,298,229

Comprehensive income:
Net income	—	—	2,842,661	—	2,842,661
Change in net unrealized loss on securities available for sale, net of tax	—	—	—	(192,998)	(192,998)

Total comprehensive income					2,649,663

Cash dividends paid ($1.00 per share)	—	—	(2,458,068)	—	(2,458,068)

Balance at December 31, 2005	$307,258	$9,553,795	$33,909,818	$(281,047)	$43,489,824

See accompanying notes to consolidated financial statements.

THE NORTHERN SAVINGS AND LOAN COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities
Net income	$2,842,661	$3,074,330	$2,214,775
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	33,811	—	—
Depreciation	480,301	403,054	333,846
Net amortization of securities and mortgage-backed securities	206,621	484,151	810,100
Federal Home Loan Bank stock dividend	(222,900)	(175,700)	(163,800)
Amortization of deferred loan fees	(396,673)	(521,167)	(697,397)
Securities gains	—	—	(60,551)
Net loss (gain) on sale of real estate owned	5,781	(21,110)	(1,884)
Gain on sale of loans	—	(3,074)	(75,878)
Loans originated for sale	—	(339,047)	(3,623,629)
Proceeds from sale of loans	—	342,121	3,699,507
Provision for deferred income taxes	229,000	370,000	(68,000)
Accrued interest receivable and other assets	101,608	98,190	303,923
Accrued expenses and other liabilities	(151,937)	(15,807)	(516,658)

Net cash from operating activities	3,128,273	3,695,941	2,154,354

Cash flows from investing activities
Securities available for sale:
Purchases	—	(24,559,652)	(63,915,257)
Sales	—	—	6,055,475
Maturities, payments and calls	14,605,141	44,571,642	58,328,108
Securities held to maturity:
Purchases	—	(12,157,675)	—
Maturities, payments and calls	3,102,162	2,423,858	3,360,939
Purchases of property and equipment	(224,328)	(3,686,582)	(1,413,164)
Proceeds from disposal of building	—	—	65,609
Proceeds from sale of real estate owned	117,000	212,637	163,832
Loan originations and payments, net	(46,475,907)	(15,367,292)	(3,899,518)

Net cash from investing activities	(28,875,932)	(8,563,064)	(1,253,976)

Cash flows from financing activities
Net change in deposits	706,011	(10,084,576)	(3,367,378)
Change in advances from borrowers for tax and insurance	431,771	50,957	(21,198)
Net change in short term Federal Home Loan Bank advances	16,749,000	—	—
Repayments on Federal Home Loan Bank advances	(2,267,537)	(47,261)	(64,179)
Proceeds from Federal Home Loan Bank advances	5,000,000	9,000,000	—
Proceeds from exercise of stock options	—	55,541	31,536
Cash dividends, including fractional shares	(2,458,068)	(1,408,528)	(1,355,895)

Net cash from financing activities	18,161,177	(2,433,867)	(4,777,114)

Net change in cash and cash equivalents	(7,586,482)	(7,300,990)	(3,876,736)
Cash and cash equivalents at beginning of year	14,707,926	22,008,916	25,885,652

Cash and cash equivalents at end of year	$7,121,444	$14,707,926	$22,008,916

Supplemental disclosure of cash flow information
Cash paid during the period for: Interest	$6,265,713	$4,465,474	$5,491,718
Income taxes	1,169,687	1,375,000	1,597,913
Supplemental non-cash disclosure:
Transfer from loans to foreclosed assets	191,884	191,527	161,948

See accompanying notes to consolidated financial statements.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial information is presented in accordance with U. S. generally accepted accounting principles and general policies within the financial services industry.

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of The Northern Savings and Loan Company (Company) and its wholly-owned subsidiary NORSACO, Inc., a service corporation. The Company owns a 49% interest in Northern Title Company which is accounted for under the equity method of accounting. All significant inter-company balances and transactions have been eliminated in consolidation.

The Company operates under a state thrift charter and is subject to regulation of the Office of Thrift Supervision, the State of Ohio and the Federal Deposit Insurance Corporation. The area served by the Company consists of Lorain and western Cuyahoga Counties. Services are provided at seven branch offices.

The Company provides financial services through these branch offices. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial real estate, and installment loans. Substantially all loans are secured by specific items of collateral including real estate and consumer assets. Real estate loans are secured by both residential and commercial real estate. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with U. S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days and overnight deposits. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and short term borrowings.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of loans in process, deferred loan fees and an

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

allowance for loan losses. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance based on past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial real estate loans are separately identified for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Impairment is evaluated in total for smaller-balance loans of a similar nature such as residential mortgage and consumer loans, and accordingly, they are not separately identified for impairment.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to acquisition, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives of forty years. Furniture, fixtures and equipment are depreciated using the straight-line or an accelerated method with useful lives ranging from three to twenty years.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowing and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense were measured using the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. There were no stock options awarded during 2005 or 2004. All outstanding options were fully vested as of December 31, 2004.

	2005	2004	2003
Net income as reported	$2,842,661	$3,074,330	$2,214,775
Deduct: Stock-based compensation expense determined under fair value based method	—	(6,713)	(62,974)

Pro-forma net income	$2,842,661	$3,067,617	$2,151,801

Basic and diluted earnings per share as reported	$1.16	$1.25	$0.90
Pro-forma basic and diluted earnings per share	$1.16	$1.25	$0.88

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

2003
Risk-free interest rate	2.69%
Expected option life	5 years
Expected stock price volatility	20.00%
Dividend yield	2.60%
Weighted average fair value of options granted during the year	$2.87

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets are recorded at the amount expected to be realized, any reductions are recorded through a valuation allowance.

Retirement Plans: Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. During 2003, the plan was curtailed, terminated and settled. Employee 401(k) expense is the amount of matching contributions.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Earnings per Common Share: Basic earnings per common share (“EPS”) is net income divided by the weighted average number of common shares outstanding during the year. Diluted EPS includes the dilutive effect of additional potential common shares issuable under the stock option plan. Earnings and dividends per share are restated for all stock dividends and splits through the date of issue of the financial statements. Following is a summary of shares used in computing EPS:

	Years Ended December 31,
	2005	2004	2003
Weighted average common shares outstanding for basic EPS	2,458,068	2,457,205	2,454,450
Add: Dilutive effects of assumed exercises of stock options	409	1,242	2,390

Average shares and dilutive potential common shares	2,458,477	2,458,447	2,456,840

Stock options for 15,667 and 8,103 shares of common stock in 2005 and 2004, respectively, and 9,261 shares in common stock in 2003 were not considered in computing diluted earnings per share in 2005, 2004 and 2003 because they were not dilutive.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Restriction of Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. The Company was required to have $476,000 on hand or on deposit with the Federal Reserve Bank at year-end 2005 and 2004 to meet regulatory reserve requirements. These balances do not earn interest.

Stock Splits and Dividends: The Company completed a two for one stock split in July 2003 and a 5% stock dividend was distributed in December 2004. Stock dividends in excess of 20% are considered stock splits and result only in a change of outstanding shares. Stock dividends of 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in-capital. Fractional share amounts are paid in cash with a reduction in retained earnings. All per share data has been adjusted to reflect the stock split and stock dividend.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Company to stockholders. These restrictions pose no practical limit on the Company to pay dividends at historical levels.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Concentration of Funds: The Company had deposits with the FHLB of approximately $3.6 million and $11.1 million at year-end 2005 and 2004, respectively. In addition, the Company owns FHLB stock totaling approximately $4.6 million and $4.4 million at year-end 2005 and 2004. The Company owned no mortgage-backed securities originated by the FHLB at December 31, 2005 and $3,998,035 at December 31, 2004.

Operating Segments: While the Company’s chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current classification.

Effect of Newly Issued But Not Yet Effective Accounting Standards: Statement of Financial Accounting Standards (“SFAS”) No. 123, Revised, requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This will apply to awards granted or modified in fiscal years beginning in 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. There are no existing options that will vest after adoption of this standard.

NOTE 2—SECURITIES

The fair values of available for sale securities and the related unrealized gains and losses recognized in accumulated other comprehensive loss were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available for sale—2005
Securities
U.S. Government agency collateralized mortgage obligations	$4,405,951	$—	$(143,919)
U.S. Government agency securities	10,833,230	—	(166,770)

	$15,239,181	$—	$(310,689)

Mortgage-backed securities
FNMA Balloon securities	$764,021	$4,868	$—
FHLMC Balloon securities	3,096,974	183	(120,191)

	$3,860,995	$5,051	$(120,191)

Available for sale—2004
Securities
U.S. Government agency collateralized mortgage obligations	$5,562,983	$—	$(68,433)
U.S. Government agency securities	23,054,636	2,660	(69,532)

	$28,617,619	$2,660	$(137,965)

Mortgage-backed securities
FNMA Balloon securities	$1,115,768	$33,505	$—
FHLMC Balloon securities	4,402,058	9,713	(41,321)

	$5,517,826	$43,218	$(41,321)

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to Maturity—2005
Municipal bond	$431,584	$—	$(5,449)	$426,135

Mortgage-backed securities
FNMA	$10,894,414	$4,025	$(275,268)	$10,623,171
FHLMC	882,135	12,657	(4,973)	889,819
GNMA	1,870,867	30,483	(8,467)	1,892,883

	$13,647,416	$47,165	$(288,708)	$13,405,873

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Held to Maturity—2004
Municipal bond	$431,733	$—	$(1,234)	$430,499

Mortgage-backed securities
FNMA	$13,223,254	$18,411	$(47,202)	$13,194,463
FHLMC	1,199,700	20,684	(10,868)	1,209,516
GNMA	2,395,389	52,885	(5,761)	2,442,513

	$16,818,343	$91,980	$(63,831)	$16,846,492

The fair value of debt securities, and carrying amount, if different, by contractual maturities at year-end 2005 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities and U.S. government agency collateralized mortgage obligations, are shown separately.

	Held to maturity		Available for sale Fair Value
	Carrying Amount	Fair Value
Due within one year	$—	$—	$1,986,880
Due after one year through five years			8,846,350
Due after ten years	431,584	426,135	3,860,995
Mortgage-backed securities	13,647,416	13,405,873	—
U.S. Government agency collateralized mortgage obligations	—	—	4,405,951

	$14,079,000	$13,832,008	$19,100,176

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Securities with unrealized losses at year end 2005 and 2004, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position are as follows:

	Less than 12 Months		12 Months or more		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2005
Available for sale
U.S. Government agencies	$3,963,940	$(36,060)	$6,869,290	$(130,710)	$10,833,230	$(166,770)
U.S. Government agency collateralized mortgage obligations	—	—	4,405,951	(143,919)	4,405,951	(143,919)
Mortgage-backed securities	250,364	(54)	2,689,552	(120,137)	2,939,916	(120,191)

Total	$4,214,304	$(36,114)	$13,964,793	$(394,766)	$18,179,097	$(430,880)

Held to maturity
Municipal bonds	$—	$—	$426,135	$(5,449)	$426,135	$(5,449)
Mortgage-backed securities	2,054,319	(29,965)	9,406,577	(258,743)	11,460,896	(288,708)

Total	$2,054,319	$(29,965)	$9,832,712	$(264,192)	$11,887,031	$(294,157)

2004
Available for sale
U.S. Government agencies	$17,026,057	$(69,532)	$—	$—	$17,026,057	$(69,532)
U.S. Government agency collateralized mortgage obligations	1,380,973	(6,544)	4,182,010	(61,889)	5,562,983	(68,433)
Mortgage-backed securities	—	—	3,685,050	(41,321)	3,685,050	(41,321)

Total	$18,407,030	$(76,076)	$7,867,060	$(103,210)	$26,274,090	$(179,286)

Held to maturity
Municipal bonds	$430,499	$(1,234)	$—	$—	$430,499	$(1,234)
Mortgage-backed securities	10,516,745	(45,759)	1,300,554	(18,072)	11,817,299	(63,831)

Total	$10,947,244	$(46,993)	$1,300,554	$(18,072)	$12,247,798	$(65,065)

Unrealized losses on securities have not been recognized in income because management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date.

Sales of available for sale securities were as follows:

	2005	2004	2003
Proceeds	$—	$—	$6,055,475
Gross gains	—	—	64,489
Gross losses	—	—	3,938

The tax provision related to net realized gains and losses in 2003 was $20,587.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

There were $4,882,410 in securities pledged to the Federal Reserve Bank discount window at December 31, 2005 and no securities pledged at December 31, 2004. At year end 2005 and 2004, there were no holdings of securities of any one issuer, other than the U. S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

NOTE 3—LOANS

Year-end loans consisted of the following:

	2005	2004
Real Estate Mortgage Loans:
Permanent first mortgage:
One-to-four family	$246,950,962	$201,970,747
Multi-family units	9,084,475	9,897,080
Commercial real estate	15,922,160	17,109,190
Land	460,790	653,905
Construction first mortgage:
Acquisition & development	1,993,118	3,381,951
One-to-four family	8,675,072	6,140,030
Commercial real estate	5,106,000	1,211,000

Total mortgages	288,192,577	240,363,903

Other loans:
Commercial	1,079,814	860,554
Consumer	5,057,269	5,549,790
Passbook	305,505	166,681

Total other loans	6,442,588	6,577,025

Less:
Loans in process	(6,259,619)	(4,505,466)
Allowance for loan losses	(425,000)	(410,000)
Deferred loan fees	(1,290,873)	(2,012,674)

	(7,975,492)	(6,928,140)

Total loans receivable, net	$286,659,673	$240,012,788

Activity in the allowance for loan losses is as follows:

	2005	2004	2003
Balance at beginning of period	$410,000	$410,000	$410,000
Provision for loan losses	33,811	—	—
Charge-offs	(23,426)	—	—
Recoveries	4,615	—	—

Balance at end of period	$425,000	$410,000	$410,000

No loans were classified as impaired at December 31, 2005 or 2004. Non-accrual loans were $475,000 and $978,000 at December 31, 2005 and 2004, respectively. There were no loans greater than 90 days delinquent still accruing interest at December 31, 2005 and 2004.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Activity in loans to principal officers and directors in 2005 were as follows:

Beginning balance	$616,370
New loans	345,000
Payments	(330,125)

Balance at end of period	$631,245

NOTE 4—PROPERTY AND EQUIPMENT

Year-end office properties and equipment were as follows:

	2005	2004
Land	$1,073,413	$1,073,413
Buildings and improvements	7,018,059	6,939,371
Furniture and equipment	3,191,248	3,652,988

	11,282,720	11,665,772
Less: Accumulated depreciation	(3,799,990)	(3,927,069)

	$7,482,730	$7,738,703

Rent expense under operating leases was $95,185, $87,566 and $76,990 for the years ended December 31, 2005, 2004 and 2003, respectively. Future lease commitments are not material.

During 2004, the Company completed the expansion of its main office facility. The Company purchased $245,000 of furniture, fixtures, equipment, and supplies from a company owned by a member of the Board of Directors during the construction phase of the expansion.

NOTE 5—INTEREST BEARING DEPOSITS

Total year-end interest bearing deposits were as follows:

	2005	2004
Interest-bearing demand	$31,478,748	$32,962,087
Money market	44,209,213	48,375,398
Savings	37,160,403	41,371,952
Certificates of deposit	144,842,711	135,045,010

	$257,691,075	$257,754,447

At year-end 2005, the scheduled maturities of certificates of deposit were as follows:

2006	$105,022,793
2007	29,215,365
2008	6,470,315
2009	3,991,280
2010	142,958

$144,842,711

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Interest expense on deposit accounts is summarized as follows:

	2005	2004	2003
Savings	$299,354	$307,987	$404,727
Interest bearing demand	179,686	176,267	299,109
Money market	826,261	693,854	716,589
Certificates of deposit	4,283,371	3,231,024	4,059,767

	$5,588,672	$4,409,132	$5,480,192

Time deposits of $100,000 or more were $29,264,000 and $24,820,000 at year-end 2005 and 2004.

Deposits from principal officers, directors, and their affiliates at year-end 2005 and 2004 were approximately $1,088,000 and $2,309,000.

NOTE 6—FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows:

	2005	2004
Cash management line of credit at 4.33% at December 31, 2005	$16,749,000	$—
Fixed rate advance at 2.58% matured September 2005	—	2,000,000
Fixed rate advance at 3.06% maturing September 2006	2,000,000	2,000,000
Fixed rate advance at 3.40% maturing September 2007	2,000,000	2,000,000
Fixed rate advance at 3.71% maturing September 2008	2,000,000	2,000,000
Fixed rate advance at 3.92% maturing September 2009	1,000,000	1,000,000
Mortgage-matched advance at 4.58% final maturity May 2015	4,766,842	—
Mortgage-matched advance at 5.85% final maturity December 2007	41,805	76,184

	$28,557,647	$9,076,184

The advances were collateralized by approximately $35,697,000 and $11,345,000 of first mortgage loans under a blanket lien arrangement at year-end 2005 and 2004. The credit line on the Company’s cash management advance was $30,000,000 at December 31, 2005 with $16,749,000 used and $13,251,000 available.

Maturities over the next five years are:

December 31, 2006	$19,872,395
December 31, 2007	2,880,875
December 31, 2008	2,700,615
December 31, 2009	1,564,660
December 31, 2010	452,500
Thereafter	1,086,602

$28,557,647

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 7—BENEFIT PLANS

401(k) Plan: The Company implemented a 401(k) benefit plan in July 2003. The 401(k) benefit plan allows employee contributions of up to 15% of their compensation. The Company makes a matching contribution equal to 50% of the first 6% of the compensation contributed. The Company’s matching contributions vest to the employee after two years of service. To earn a year of service, the employee must be credited with at least 1,000 hours of service each year. The Company’s 401(k) contribution expense for 2005 and 2004 was $60,414 and $58,307, respectively.

Defined Benefit Pension Plan: The Company had a qualified, noncontributory defined benefit retirement plan covering substantially all employees which was curtailed in June 2003. All plan assets were distributed in December 2003 and the Company has no further obligation. The Company recognized a curtailment loss of $898,760 which included $713,609 of prepaid pension asset. This represented the amount that had already been funded in the plan over the past fourteen years but had not been fully expensed for financial reporting purposes in accordance with accounting principles generally accepted in the United States of America. An additional $185,151 was also recognized in 2003 which represented Northern’s unfunded pension liability. Pension expense in 2003 prior to the curtailment was $90,832.

NOTE 8—FEDERAL INCOME TAXES

Income tax was as follows:

	2005	2004	2003
Current tax expense	$1,240,000	$1,223,000	$1,499,000
Deferred tax expense	229,000	370,000	(68,000)

	$1,469,000	$1,593,000	$1,431,000

Year-end deferred tax assets and liabilities were due to the following:

	2005	2004
Items giving rise to deferred tax assets:
Bad debts	$144,000	$139,000
Unrealized loss on securities available for sale	145,000	45,000

	289,000	184,000
Items giving rise to deferred tax liabilities:
Loan fees	(513,000)	(303,000)
FHLB stock dividends	(1,125,000)	(1,049,000)
Depreciation of fixed assets	(342,000)	(435,000)
Prepaid expenses	(41,000)	—

	(2,021,000)	(1,787,000)

Net deferred tax liability	$(1,732,000)	$(1,603,000)

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Effective tax rates differ from federal statutory rate of 34% applied to financial statement income due to the following:

	2005	2004	2003
Income tax computed at the statutory rate
Tax rate on pre tax income	$1,466,000	$1,587,000	$1,240,000
Subtract tax effect of:
Tax exempt interest	(5,000)	(1,000)	(1,000)
Other	8,000	7,000	192,000

	$1,469,000	$1,593,000	$1,431,000

Federal income tax laws provided additional bad debt deductions through 1987, totaling $6,468,000. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $2,199,000 at December 31, 2005 and 2004. If the Company were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

NOTE 9—LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although no material losses are anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk were as follows at year end:

	2005		2004
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$4,121,000	$1,261,000	$6,032,000	$1,230,000
Unused lines of credit	—	7,808,000	—	8,227,000

The fixed rate loan commitments have interest rates ranging from 5.375% to 7.00% at December 31, 2005 and 4.625% to 6.25% at December 31, 2004 with maturities ranging from 10 to 30 years for both years. Loan commitments expire approximately six months from origination.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 10—STOCK OPTIONS

Options to buy stock were granted to directors, officers and employees under the 2000 Stock Option Plan, which provided for issuance of up to 245,289 options. Exercise price is the market price at date of grant. Incentive and non-qualified stock options vest over one year. The maximum option term is ten years. Future grants under the plan have been suspended.

A summary of the activity in the plan is as follows:

	2005		2004		2003
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at beginning of year	23,298	$19.92	29,758	$19.62	21,984	$19.70
Granted	—	—	—	—	9,664	18.86
Exercised	—	—	(3,093)	(17.95)	(1,890)	(16.67)
Fractional shares	—	—	(2)	—	—	—
Forfeited	—	—	(3,365)	19.06	—	—

Outstanding at end of year	23,298	$19.92	23,298	$19.92	29,758	$19.62

Options exercisable at year-end	23,298	$19.92	23,298	$19.92	20,094	$19.99

Options outstanding and exercisable at year-end 2005 were as follows:

Exercise Price	Options Outstanding and Exercisable	Weighted Average Remaining Contractual Life
$23.86	8,099	4.3 years
14.47	1,157	5.3 years
16.67	4,164	5.5 years
18.14	2,314	6.3 years
18.81	5,250	7.2 years
19.01	2,314	7.3 years

NOTE 11—OTHER COMPREHENSIVE LOSS

Other comprehensive loss components and related taxes were as follows:

	2005	2004	2003
Unrealized holding losses on available-for-sale securities	$(292,421)	$(130,606)	$(280,725)
Reclassification adjustments for (gains) later recognized in income	—	—	(60,551)

Net unrealized losses	(292,421)	(130,606)	(341,276)

Tax effect	99,423	44,448	115,994

Other comprehensive loss	$(192,998)	$(86,158)	$(225,282)

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 12—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows carrying values and the related estimated fair values of financial instruments at year-end 2005 and 2004. Items that are not financial instruments are not included.

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets
Cash and cash equivalents	$7,121	$7,121	$14,708	$14,708
Securities available for sale	15,239	15,239	28,618	28,618
Securities held to maturity	432	426	432	430
Mortgage-backed securities available for sale	3,861	3,861	5,518	5,518
Mortgage-backed securities held to maturity	13,647	13,407	16,818	16,846
Loans, net of allowance for loan losses	286,660	287,895	240,013	244,739
Federal Home Loan Bank stock	4,599	4,599	4,376	4,376
Accrued interest receivable	1,329	1,329	1,355	1,355

Financial liabilities
Demand and savings deposits	(120,054)	(120,054)	(129,146)	(129,146)
Time deposits	(144,843)	(144,614)	(135,045)	(134,887)
Advances by borrowers for tax and insurance	(1,578)	(1,578)	(1,146)	(1,146)
FHLB advances	(28,558)	(28,203)	(9,076)	(9,064)
Accrued interest payable	(103)	(103)	(28)	(28)

For purposes of the estimated fair value disclosure, the following assumptions were used. The estimated fair value for cash and cash equivalents, accrued interest receivable and payable, Federal Home Loan Bank stock and advances by borrowers for tax and insurance is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans is based on estimates of the rate the Company would charge for similar loans at year-end 2005 or 2004 applied over estimated payment periods. The estimated fair value for demand and savings deposits is based on their carrying value. The estimated fair value for certificates of deposit is based on estimates of the rate the Company would pay on such deposits at year-end 2005 or 2004, applied for the time period until maturity. The fair value of FHLB advances is based upon current rates for similar financing. The estimated fair value of commitments is not material.

NOTE 13—REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that if undertaken, could have a direct material affect on the Company and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of: total risk-based capital to risk-weighted assets (as defined in the regulations), core capital to adjusted total assets (as defined). As of December 31, 2005 and 2004, the Company meets all capital adequacy requirements.

As of December 31, 2005, the most recent notification from the OTS indicated that the Company was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, and core capital leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Company’s prompt corrective action category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
2005
Total Risk-Based Capital, (to Risk-Weighted Assets)	$44,196	24.19%	$14,616	8.00%	$18,270	10.00%
Core Capital (to Risk-Weighted Assets)	43,771	23.96	7,308	4.00	10,962	6.00
Core Capital (to Adjusted Total Assets)	43,771	12.83	13,650	4.00	17,062	5.00
Tangible Capital (to Adjusted Total Assets)	43,771	12.83	5,119	1.50	N/A	—

2004
Total Risk-Based Capital, (to Risk-Weighted Assets)	$43,796	26.63%	$13,157	8.00%	$16,447	10.00%
Core Capital (to Risk-Weighted Assets)	43,386	26.38	6,579	4.00	9,868	6.00
Core Capital (to Adjusted Total Assets)	43,386	13.55	12,807	4.00	16,008	5.00
Tangible Capital (to Adjusted Total Assets)	43,386	13.55	4,803	1.50	N/A	—

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Company must convert to a commercial bank charter. Management believes that this test is met.

Banking regulations limit capital distributions by savings associations. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At year-end 2005, approximately $2,909,000 is available to pay dividends.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE 14—QUARTERLY FINANCIAL DATA (Unaudited)

	Interest Income	Net Interest Income	Net Income		Earnings per Share
					Basic	Diluted
2005
First quarter	$3,968,876	$2,682,851	$769,307		$0.31	$0.31
Second quarter	4,210,020	2,765,290	807,422		0.33	0.33
Third quarter	4,472,643	2,809,794	758,381		0.31	0.31
Fourth quarter	4,564,366	2,617,437	507,551	(1)	0.21	0.21

2004
First quarter	$3,753,512	$2,642,380	$786,056		$0.32	$0.32
Second quarter	3,692,700	2,639,490	794,112		0.32	0.32
Third quarter	3,736,956	2,615,784	783,456		0.32	0.32
Fourth quarter	3,897,796	2,692,376	710,706	(2)	0.29	0.29

(1)	The fluctuation in net income in the fourth quarter of 2005 was caused by increased interest expense as well as year end incentive pay and bonuses, professional fees and advertising expense.
(2)	The fluctuation in net income in the fourth quarter of 2004 was caused by year end incentive pay and bonuses, advertising expense, building expense for the renovation of the main office facility and a robbery loss in December 2004.

NOTE 15—AGREEMENT AND PLAN OF MERGER

On January 27, 2006, the Company entered into an Agreement and Plan of Merger (Merger Agreement) with First Place Financial Corporation (First Place). The proposed transaction is subject to regulatory approval and the approval of the Company’s stockholders. First Place will form a new interim savings association subsidiary which would be merged with and into the Company with the Company being the survivor. Upon completion of the merger, Northern shall continue in existence as a wholly owned subsidiary of First Place until completion of the subsequent subsidiary merger at which time First Place Bank, a subsidiary of First Place, will be merged with and into the Company. The parties anticipate that, subject to obtaining the necessary approvals, the merger will occur in the second half of the second quarter of 2006. In exchange for their shares, the stockholders of the Company may elect to receive one of the following, subject to certain adjustments: (a) shares of First Place common stock based upon an exchange ratio, which is subject to adjustment in connection with a decrease in the market price of First Place common stock between signing of the Merger Agreement and the closing of the merger, of 1.138 shares of First Place common stock for each share of the Company’s common stock, (b) cash in the amount of $29.00 for each share of the Company’s common stock, or (c) a combination of First Place shares and cash, each at the respective exchange ratios described above. Although the consideration that an individual shareholder receives depends on the stockholders’ election, in the aggregate at least 80% and no more than 90% of the Company’s outstanding common shares will be exchanged for First Place common stock and the remainder of the Company’s outstanding common shares will be exchanged for cash, unless these proportions are adjusted in connection with a decrease in the market value of First Place common stock, in which case the proportion of cash will be set at no more than 20% of the total value of the consideration.

The Merger Agreement prohibits the Company from declaring dividends, other than quarterly cash dividends, in an amount not to exceed the per share amount declared and paid in its most recent quarterly cash dividend of $0.15, with record and payment dates consistent with past practice.

THE NORTHERN SAVINGS AND LOAN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

The Merger Agreement contains a “walk-away” provision that would allow the Company to terminate the agreement in the event that the average closing price (as of the fifth trading day prior to the anticipated effective date of the parent merger) of First Place common stock (1) is valued below $21.03 and (2) the decline in First Place’s stock price is at least 17.5% greater than any decline in an index price calculated based on the market prices of a specified group of comparable companies, unless First Place elects to fill the deficiency by increasing the exchange ratio as specified in the Merger Agreement. The Merger Agreement provides that the Company will pay First Place a termination fee of $3.5 million if (i) the Company’s board of directors fail to recommend in the Proxy Statement that its stockholders adopt the agreement, or later withdraws or qualifies such recommendation or fails to hold the Northern Stockholder Meeting, (ii) a tender offer or exchange for 20% or more of the outstanding shares of the Company is commenced (other than by First Place or a subsidiary thereof) and the Company’s board recommends that the stockholders tender their shares in such offer, (iii) the Company receives a competing acquisition proposal and terminates the agreement prior to the stockholder vote, if the Company has authorized a definitive written agreement with the competing party, notified First Place, and continues to consider the competing acquisition proposal superior to proposals by First Place during the five business days after First Place receives notice. In addition, a termination fee in an amount to reimburse First Place for merger related expenses of no less than $500,000 and no more $750,000 is payable if the agreement is terminated because the Merger Agreement failed to obtain the required vote by the Company’s stockholders. The Merger Agreement provides that the agreement is terminable by either party in the event that the transaction has not been consummated by September 30, 2006 (provided the reason it has not been consummated is not due to the delay or inaction of the party attempting to terminate it).

Annex I

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FIRST PLACE FINANCIAL CORP.

AND

FIRST PLACE BANK

AND

THE NORTHERN SAVINGS AND LOAN COMPANY

DATED JANUARY 27, 2006

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of January 27, 2006 (the “Agreement”), is by and among First Place Financial Corp., a Delaware corporation (“First Place”), First Place Bank, a federal savings association and a wholly owned subsidiary of First Place (the “Bank”) and The Northern Savings and Loan Company, an Ohio-chartered savings and loan institution (“Northern”) (First Place, the Bank and Northern are sometimes collectively referred to herein as the “Parties”).

WHEREAS, the boards of directors of First Place, the Bank and Northern: (i) have determined that it is in the best interests of their respective companies and their stockholders to consummate the Merger (as defined below) and, in the case of First Place, the Subsidiary Merger (as defined below) and the Conversion (as defined below); (ii) have determined that this Agreement and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies; and (iii) have approved, at meetings of each such board of directors, this Agreement; and

WHEREAS, following the execution and delivery of this Agreement, the Bank and Northern will enter into a Plan of Merger (the “Bank Merger Agreement”) providing for the merger of the Bank with and into Northern after the Effective Time (as defined in Section 1.2 hereof), with Northern as the surviving institution (“Subsidiary Merger”); and

WHEREAS, certain of the directors and executive officers of Northern have on the date hereof entered into Voting Agreements with First Place, agreeing to vote to approve this Agreement and the Merger (as defined in Section 1.1 hereof); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement and in accordance with the rules and regulations (the “OTS Regulations”) of the Office of Thrift Supervision (the “OTS”) and the Ohio Revised Code (the “Ohio Code”), at the Effective Time (as defined in Section 1.2 hereof), a newly formed interim savings association subsidiary of First Place (“First Place Merger-Sub”), shall merge with and into Northern, with Northern as the surviving institution (the “Merger”). At or after the Effective Time, Northern will convert from an Ohio-chartered savings and loan institution to a federal savings association (“Conversion”). Upon completion of the Merger, Northern shall continue its existence under the laws of the United States of America as a wholly-owned subsidiary of First Place and will operate under its existing name until completion of the Subsidiary Merger at which time Northern shall change its corporate name to First Place Bank.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of combination (the “Articles of Combination”) and the certificate of merger (the “Certificate of Merger”), each of which First Place and Northern shall file with appropriate authorities (the “Authorities”) on the Closing Date (as defined in Section 9.1 hereof). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Combination and Certificate of Merger. The Effective Time shall be on a date that is no later than the Closing Date.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 552.13 of the OTS Regulations and Section 1701.82 of the Ohio Code.

1.4 Charter and Bylaws. At the Effective Time, the Articles of Incorporation, Constitution and Bylaws of Northern, as in effect immediately prior to the Effective Time, shall continue to be the Articles of Incorporation, Constitution and Bylaws of Northern after the Effective Time, until thereafter changed, amended or otherwise replaced: (i) as provided therein, (ii) by applicable law, (iii) upon completion of the Conversion, or (iv) upon completion of the Subsidiary Merger.

1.5 Directors and Executive Officers of the Surviving Corporation.

(a) The directors of First Place and the Bank prior to the Effective Time shall be the directors of First Place and the Bank immediately after the Effective Time, except for the appointment at the Effective Time of the Northern Designee, who shall serve as a director on the board of directors of First Place and shall continue as one of the directors on the board of directors of Northern after the Merger. The Northern Designee shall initially have a term as a director on the board of directors of First Place and Northern until their respective 2006 annual meeting of stockholders and until a successor has been elected and qualified. First Place shall, subject to fiduciary requirements of its board of directors, its governing documents and applicable law, include the Northern Designee among the director nominees of First Place and Northern to be voted on at their respective 2006 annual meetings of stockholders; provided, however, that if the Northern Designee is not selected as a director nominee at such board or committee meeting for any of the foregoing reasons or at any time becomes unable to serve as a director for any reason between the Closing Date and the date of such board or committee meeting that decides the director nominees to be voted upon by stockholders at the 2006 annual meetings, then, the Elyria Advisory Board (as defined below) shall have the right to select another nominee from among the directors of Northern as of the date hereof and serving on the Elyria Advisory Board, who, subject to the approval of First Place, shall then become the Northern Designee. “Northern Designee” shall mean (i) the person selected by the Northern board of directors from among the directors serving on the Northern board of directors on the date hereof and approved by First Place or (ii) the person who is the replacement nominee as provided in the preceding sentence of this Section 1.5(a).

(b) The directors of Northern shall resign at the Effective Time, and beginning at the Effective Time, those directors appointed by First Place, including the Northern Designee, shall serve as directors of Northern.

(c) If the Subsidiary Merger shall occur prior to the end of the term of the Northern Designee, then the Northern Designee shall continue to serve on the board of directors of the surviving institution in the Subsidiary Merger for the remainder of such term.

(d) The executive officers of First Place and the Bank prior to the Effective Time shall be the executive officers of First Place and the Bank immediately after the Effective Time. The executive officers of Northern shall resign at the Effective Time, and beginning at the Effective Time, those executive officers appointed by First Place shall serve as executive officers of Northern.

1.6 Tax Consequences. It is intended that the Merger constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for the purposes of Section 368 of the Code.

1.7 Offices. After the Effective Time upon completion of the Merger, the headquarters of Northern shall be at 185 East Market Street, Warren, Ohio 44481.

1.8 Additional Actions. If, at any time after the Effective Time, First Place shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Northern, or, if applicable, the Bank or First Place its right, title or interest in, to or under any of the rights, properties or assets of Northern that are acquired by First Place at the Effective Time of the Merger, or (ii) otherwise carry out the purposes of this Agreement, Northern, and its proper officers and directors, shall be deemed to have granted to First Place an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in First Place, consummate the Merger or otherwise to carry out the purposes of this Agreement, and the proper officers and directors of First Place are fully authorized in the name of First Place or otherwise to take any and all such action.

ARTICLE II

CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES

2.1 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of the common stock, without par value, of Northern (“Northern Common Stock”):

(a) Northern Common Stock. Subject to Sections 2.1(b), 2.2, 2.5, 2.6, 2.7, 2.9 and 8.1(j) hereof, each share of Northern Common Stock issued and outstanding immediately prior to the Effective Time (excluding: (i) those shares of Northern Common Stock held by a Dissenting Stockholder (defined in Section 2.9(a)) asserting their dissenters’ rights as set forth in Section 2.9 (the “Dissenters’ Shares”); (ii) Northern Common Stock held as treasury shares; and (iii) all shares of Northern Common Stock that are owned directly or indirectly by First Place or Northern or any of their respective Subsidiaries (other than Trust Account Shares (defined in Section 2.1(b))) (collectively, the “Excluded Shares”) shall be converted into, and shall be canceled in exchange for, the right to receive, at the election of the holder thereof:

(i) Per Share Cash Consideration. A cash amount equal to $29.00 (the “Per Share Cash Consideration”); or

(ii) Per Share Stock Consideration. 1.138 shares (the “Per Share Stock Consideration” or the “Exchange Ratio”) of First Place common stock, par value $.01 per share (“First Place Common Stock”), or, to the extent required below, the Adjusted Exchange Ratio.

The aggregate consideration to the holders of Northern Common Stock will be comprised of the Specified Cash Percentage of the issued and outstanding shares of Northern Common Stock converting into the right to receive the Per Share Cash Consideration (“Cash Consideration”) and the Specified Stock Percentage of the issued and outstanding shares of Northern Common Stock converting into the right to receive the Per Share Stock Consideration (“Stock Consideration”), subject to an increase in the percentage of Stock Consideration and a decrease in the percentage of Cash Consideration as set forth in the paragraph below. The “Aggregate Merger Consideration” shall be (i) the cash amount equal to (A) the Specified Cash Percentage (or the Adjusted Cash Consideration Percentage (as defined in this Section 2.1 in the paragraph below and adjusted as provided in Section 2.2(d)), if applicable) of the number of shares of Northern Common Stock issued and outstanding immediately prior to the Effective time (other than the Excluded Shares) multiplied by (B) $29.00 (the “Maximum Cash Consideration”); and (ii) the number of shares of First Place Common Stock equal to the product of (X) the Specified Stock Percentage (or the Adjusted Stock Consideration Percentage (as defined in this Section 2.1 in the paragraph below and adjusted as provided in Section 2.2(d)), if applicable) of the number of shares of Northern Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) multiplied by (Y) the Exchange Ratio, subject to Sections 2.2 and 8.1(j). The Aggregate Merger Consideration does not include sums paid out for Northern stock options (“Northern Options”) as set forth in Section 2.8 hereof.

The percentage of Stock Consideration delivered by First Place to the holders of Northern Common Stock may increase from the Specified Stock Percentage of the Aggregate Merger Consideration up to 90% of the Aggregate Merger Consideration if holders of Northern Common Stock elect to receive more than the Specified Stock Percentage of the Aggregate Merger Consideration in First Place Common Stock. The increased percentage of Stock Consideration above the Specified Stock Percentage of the Aggregate Merger Consideration up to 90% of the Aggregate Merger Consideration shall be the “Adjusted Stock Consideration Percentage.” If there is an Adjusted Stock Consideration Percentage, then the percentage of Cash Consideration will be adjusted downward by the same number of percentage points that the Stock Consideration was increased above the Specified Stock Percentage of the Aggregate Merger Consideration, provided however, the percentage of Cash Consideration shall not fall below 10% of the Aggregate Merger Consideration (“Adjusted Cash Consideration Percentage”).

The term “Specified Stock Percentage” shall be the percentage which (i) 80% of total outstanding shares of Northern Common Stock issued and outstanding immediately prior to the Effective time (excluding Dissenters’ Shares and shares owned by Northern or any of its Subsidiaries other than Trust Account Shares, but including all shares of Northern Common Stock that are owned directly or indirectly by First Place or any of its Subsidiaries) bears to (ii) the total number shares of Northern Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenters’ Shares and shares of Northern Common Stock owned by Northern or any of its Subsidiaries other than Trust Account Shares and all shares of Northern Common Stock that are owned directly or indirectly by First Place or any of its Subsidiaries other than Trust Account Shares).

The term “Specified Cash Percentage” shall mean a percentage equal to 100% minus the Specified Stock Percentage.

(b) At the Effective Time, all shares of Northern Common Stock that are owned by Northern as treasury stock and all shares of Northern Common Stock that are owned directly or indirectly by First Place or Northern or any of their respective Subsidiaries (other than shares of Northern Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties, whether held directly or indirectly by First Place or Northern, as the case may be, being referred to herein as “Trust Account Shares”) shall be cancelled and shall cease to exist and no stock of First Place or other consideration shall be delivered in exchange therefor.

2.2 Election Procedures.

(a) Election Form. An election form, in such form as Northern and First Place shall mutually agree (the “Election Form”), shall be mailed at such time and on such date as provided in Section 2.3(a) to the holders of Northern Common Stock of record at the Effective Time. Each Election Form shall permit the holder of Northern Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 2.1 hereof, (i) to elect to receive First Place Common Stock with respect to all of such holder’s Northern Common Stock as hereinabove provided (a “Stock Election”), (ii) to elect to receive cash with respect to all of such holder’s Northern Common Stock as hereinabove provided (a “Cash Election”), (iii) to elect to receive cash with respect to some of such holder’s shares and shares of First Place Common Stock with respect to such holder’s remaining shares (a “Mixed Election”), or (iv) to indicate that such holder makes no such election with respect to such holder’s shares of Northern Common Stock (a “Non-Election”). Shares of Northern Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Northern Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Northern Common Stock (x) as to which no election has been made or (y) as to which dissenters’ rights have not been perfected, have been effectively withdrawn or the holder thereof has lost its right to dissent to the Merger are referred to herein as “No-Election Shares.” Nominee record holders who hold Northern Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares. If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline, or (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, the shares of Northern Common Stock held by such stockholder shall be designated No-Election Shares.

(b) Election Deadline. The term “Election Deadline” shall mean 5:00 p.m., Eastern Time, on the 30th day following but not including the date of mailing of the Election Form or such other date as First Place and Northern shall mutually agree upon.

(c) Effective Election. Any election to receive First Place Common Stock or cash shall have been properly made only if the agent designated by First Place to act as the exchange agent for purposes of conducting the election procedure and the exchange procedure described in this Section 2.2 and Section 2.3 hereof (the “Exchange Agent”) shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent (or any other person to whom the subject shares of Northern Common Stock are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither First Place, Northern nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(d) Allocation. For purposes of this Section 2.2(d), the following terms have the following meanings:

“Cash Value” means an amount equal to the product of the number of shares of Northern Common Stock issued and outstanding immediately prior to the Effective Time (excluding the Excluded Shares) multiplied by the Specified Cash Percentage (or the Adjusted Cash Consideration Percentage, if applicable) multiplied by the Per Share Cash Consideration.

“Actual Stock Value” means an amount equal to the product of the number of shares of Northern Common Stock issued and outstanding immediately prior to the Effective Time multiplied by the Specified Stock Percentage (or the Adjusted Stock Consideration Percentage, if applicable) and further multiplied by the Closing Average Price and further multiplied by the Exchange Ratio then in effect (subject to Section 8.1(j)).

“Adjusted Cash Value” means an amount equal to the product of the Specified Cash Percentage multiplied by Aggregate Transaction Value.

“Adjusted Exchange Ratio” means an amount equal to the Adjusted Stock Value divided by the Closing Average Price and further divided by the number of shares of Northern Common Stock being converted into the right to receive First Place Common Stock. The number of shares of Northern Common Stock being converted shall equal the number of shares of Northern Common Stock outstanding less the quotient of the Adjusted Cash Value divided by the Per Share Cash Consideration.

“Adjusted Stock Value” means an amount equal to the Aggregate Transaction Value less the Adjusted Cash Value.

“Aggregate Transaction Value” means the sum of the Cash Value and the Actual Stock Value.

“Closing Average Price” means the closing price per share for First Place Common Stock on the Nasdaq Stock Market for the ten consecutive Nasdaq trading day period ending on the day immediately preceding the Closing Date.

Within ten (10) business days after the Election Deadline, the Exchange Agent shall effect the allocation among holders of Northern Common Stock of rights to receive First Place Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i) Maximum Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is less than the lesser of the Cash Value and the Adjusted Cash Value, then:

(1) all Cash Election Shares shall be converted into the right to receive cash;

(2) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Cash Consideration equal to the lesser of the Cash Value and the Adjusted Cash Value. If less than all of the No-Election Shares need to be treated as Cash Election Shares as provided in this clause (2), then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(e) hereof a sufficient number of No-Election Shares to Cash Election Shares, and all remaining No-Election Shares to Stock Election Shares;

(3) if all of the No-Election Shares are converted to Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is less than the lesser of the Cash Value and the Adjusted Cash Value, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(e) hereof a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the lesser of the Cash Value and the Adjusted Cash Value, and all Reallocated Cash Shares will be converted into the right to receive cash; and

(4) the Stock Election Shares that are not Reallocated Cash Shares shall be converted into the right to receive First Place Common Stock provided; however, that if the Actual Stock Value is less than Specified Stock Percentage of the Aggregate Transaction Value, then such shares shall be so converted using the Adjusted Exchange Ratio.

(ii) Maximum Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the lesser of the Cash Value and the Adjusted Cash Value, then:

(1) all Stock Election Shares and all No-Election Shares shall be converted into the right to receive First Place Common Stock;

(2) the Exchange Agent shall convert on a pro rata basis as described below in Section 2.2(e) hereof a sufficient number of Cash Election Shares into Stock Election Shares (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares times the Per Share Cash Consideration equals the lesser of the Cash Value and the Adjusted Cash Value, and all Reallocated Stock Shares shall be converted into the right to receive First Place Common Stock;

(3) the Cash Election Shares that are not Reallocated Stock Shares shall be converted into the right to receive cash;

(4) if the Actual Stock Value is equal to or greater than Specified Stock Percentage of the Aggregate Transaction Value, then all Stock Election Shares, No-Election Shares and Reallocated Stock Shares to be converted into the right to receive First Place Stock shall be so converted using the Exchange Ratio then in effect (subject to adjustment pursuant to Section 8.1(j)); and

(5) if the Actual Stock Value is less than Specified Stock Percentage of the Aggregate Transaction Value, then all Stock Election Shares, No-Election Shares and Reallocated Stock Shares to be converted into the right to receive First Place Stock shall be so converted using the Adjusted Exchange Ratio.

(iii) Maximum Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the lesser of the Cash Value and the Adjusted Cash Value, then subparagraphs (d)(i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive cash and all No-Election Shares and all Stock Election Shares will be converted into the right to receive First Place Common Stock; provided, however, that if the Actual Stock Value is less than Specified Stock Percnetage of the Aggregate Transaction Value, then such shares shall be so converted using the Adjusted Exchange Ratio.

(e) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 2.2(d)(i)(3) hereof to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares (based upon the number of Stock Election Shares held) shall be allocated a pro rata portion of the total Reallocated Cash Shares, based on the percentage of the total number of Stock Election Shares held by such holder. In the event the Exchange Agent is required pursuant to Section 2.2(d)(ii)(2) hereof to convert some Cash Election Shares (based upon the number of Cash Election Shares held) into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares, based on the percentage of the total number of Cash Election Shares held by such holder.

(f) Tax Amendments. If, in the judgment of legal counsel to each of First Place and Northern, the application of the provisions of Section 2.1 and 2.2 may reasonably create material and adverse tax consequences to First Place, Northern, or Northern’s Stockholders, then the Parties agree to mutually cooperate to amend or remove these provisions or otherwise mitigate any such material and adverse consequences, so long as such amendment, removal or mitigation is not prejudicial to the interests of the stockholders of Northern.

2.3 Exchange Procedures.

(a) Mailing of Transmittal Material. Provided that Northern has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, First Place shall instruct the Exchange Agent to, no later than thirty (30) days after the Closing Date, mail or make available to each holder of record as of the Effective Time of a stock certificate or certificates representing shares of Northern Common Stock (“Certificate”): (i) a notice and letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Certificate or Certificates in exchange for the consideration set forth in Section 2.1(a) hereof deliverable in respect thereof pursuant to this Agreement and (ii) the Election Form. A letter of transmittal will be properly completed only if accompanied by Certificates representing all shares of Northern Common Stock covered thereby, subject to the provisions of paragraph (d) of this Section 2.3 hereof.

(b) First Place Deliveries. At the Effective Time, for the benefit of the holders of Certificates, (i) First Place shall deliver to the Exchange Agent certificates evidencing the number of shares of First Place Common Stock issuable and (ii) First Place shall deliver, or cause the Bank to deliver, to the Exchange Agent, the cash portion of the Aggregate Merger Consideration payable pursuant to this Article II in exchange for Certificates representing outstanding shares of Northern Common Stock. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of First Place Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

(c) Exchange Agent Deliveries. After completion of the allocations referred to in paragraphs (d), (e) and (f) of Section 2.2 hereof, each holder of an outstanding Certificate or Certificates who has surrendered such Certificate or Certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of whole shares of First Place Common Stock and/or the amount of cash into which the aggregate number of shares of Northern Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement (including, but not limited to, payment for fractional shares under Section 2.5 hereof) and, if such holder’s shares of Northern Common Stock have been converted into First Place Common Stock, any other distribution theretofore paid with respect to First Place Common Stock issuable in the Merger, in each case without interest. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding Certificate which prior to the Effective Time represented Northern Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of First Place Common Stock and/or the right to receive the amount of cash into which such Northern Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of Northern of Certificates representing shares of Northern Common Stock and if such Certificates are presented to Northern for transfer, they shall be cancelled against delivery of certificates for

First Place Common Stock or cash as hereinabove provided. No dividends which have been declared will be remitted to any person entitled to receive shares of First Place Common Stock under Section 2.2 hereof until such person surrenders the Certificate or Certificates representing Northern Common Stock, at which time such dividends shall be remitted to such person, without interest.

(d) Lost or Destroyed Certificates; Issuances of First Place Common Stock in New Names. The Exchange Agent and First Place, as the case may be, shall not be obligated to deliver cash and/or a certificate or certificates representing shares of First Place Common Stock to which a holder of Northern Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Northern Common Stock for exchange as provided in this Section 2.3 hereof, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be reasonably required in each case by First Place. If any certificates evidencing shares of First Place Common Stock are to be issued in a name other than that in which the Certificate evidencing Northern Common Stock surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of First Place Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) Unclaimed Merger Consideration. Any portion of the shares of First Place Common Stock and cash delivered to the Exchange Agent by First Place pursuant to Section 2.3(b) hereof that remains unclaimed by the stockholders of Northern for nine months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to First Place. Any stockholders of Northern who have not theretofore complied with Section 2.3(c) hereof shall thereafter look only to First Place for the consideration deliverable in respect of each share of Northern Common Stock such stockholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Northern Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of First Place Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of First Place (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. First Place and the Exchange Agent shall be entitled to rely upon the stock transfer books of Northern to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, First Place and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f) Affiliate Agreements. Notwithstanding anything in this Agreement to the contrary, Certificates surrendered for exchange by any affiliate, within the meaning of Rule 145 promulgated under the Securities Act of 1933, as amended (“Securities Act”), of Northern (“Northern Affiliate”) shall not be exchanged for certificates representing shares of First Place Common Stock to which such Northern Affiliate may be entitled pursuant to the terms of this Agreement until First Place has received an Affiliate Letter (as defined in Section 6.7 hereof) from such person as specified in Section 6.7 hereof.

2.4 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Northern Common Stock shall cease to be, and shall have no rights as, stockholders of Northern other than to receive the consideration provided under this Article II hereof and dissenters rights that may have been asserted by any stockholder of Northern. After the Effective Time, there shall be no transfers on the stock transfer books of Northern or the Bank of shares of Northern Common Stock.

2.5 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of First Place Common Stock shall be issued in the Merger. Each holder of Northern Common Stock who otherwise would have been entitled to a fraction of a share of First Place Common Stock (after taking into account all Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the amount of the Per Share Cash Consideration, or $29.00, of the First Place Common Stock, rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

2.6 Anti-Dilution Provisions. If, between the date hereof and the Effective Time, the shares of First Place Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (a “Capital Change”), the Per Share Stock Consideration shall be adjusted accordingly.

2.7 Withholding Rights. First Place (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Northern Common Stock such amounts as First Place is required under the Code or any state, local or foreign tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Northern Common Stock in respect of which such deduction and withholding was made by First Place.

2.8 Options. Schedule 2.8 of the Northern Disclosure Schedules (defined hereafter) sets forth all of the Northern stock option plans (“Northern Option Plans”) and all grantees holding unexercised and unexpired Northern Options as of the date of this Agreement (“Northern Optionholder”), including the name of each such Northern Optionholder, the date on which each Northern Option was granted, the number of Northern Options held, the expiration date of each Northern Option, the price at which each Northern Option may be exercised under the Northern Option Plans, the number of shares of Northern Common Stock subject to each Northern Option, the type of grant and the status of the Northern Option grant as qualified or non-qualified under Section 422 of the Code. Each vested and unvested Northern Option to purchase Northern Common Stock that is outstanding immediately before the Effective Time and listed on Schedule 2.8 of the Northern Disclosure Schedules shall be cancelled and extinguished at the Effective Time and shall become the right to receive the amount set forth below in this Section 2.8 hereof, provided that such Northern Optionholder has entered into an option cancellation agreement, in the form acceptable to First Place (“Option Cancellation Agreement”), which agreement shall become effective at the Effective Time. As promptly as practicable subsequent to the Effective Time and subject to each Northern Optionholder entering into a Option Cancellation Agreement, Northern shall provide from the assets of Northern to each grantee listed in Schedule 2.8 of the Northern Disclosure Schedules, for delivery and cancellation of such Northern Option, a cash payment in an amount equal to the product of (a) the number of shares of Northern Common Stock subject to such grantee’s Northern Options and (b) an amount equal to the difference of (i) $29.00 and (ii) the exercise price per share of each such Northern Option. At or before the Effective Time, Northern shall use its best efforts to cause to be effected any necessary amendments to the terms of Northern Options or Northern Option Plans to give effect to the provisions of this Section 2.8 hereof.

2.9 Dissenters’ Rights.

(a) Any Northern Common Stock held by a Northern stockholder who shall have exercised dissenters’ rights with respect to such Dissenters’ Shares, in accordance with Sections 1701.84 and 1701.85 of the Ohio Code (“Dissenting Stockholder”), shall not be converted into, or represent a right to receive the merger consideration under Section 2.1 of this Agreement, and the holder thereof shall be entitled only to such rights as are granted under the provisions of the Ohio Code. If any Dissenting Stockholder that holds Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost such holder’s right to dissent to the Merger under such law, the Dissenting Stockholder shall have the right to convert their Dissenting Shares into the merger consideration pursuant to Section 2.1 herein. Any payments made in respect of Dissenting Shares after the Effective Time shall be made from the assets of Northern as directed by First Place.

(b) Northern shall (i) give First Place prompt written notice of the receipt of any notice from a stockholder purporting to exercise any dissenters’ rights or that Northern has reason to believe may assert dissenters’ rights, (ii) not settle or offer to settle any demand for payment without the prior written consent of First Place, which shall not be unreasonably withheld; and (iii) not waive any failure to comply strictly with any procedural requirements of Section 1701.85 of the Ohio Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NORTHERN

Prior to the date hereof, Northern has delivered to First Place a schedule setting forth, among other things, items, the disclosure of which, is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III hereof or to one or more of its covenants contained in Article V hereof or additional agreements in Article VI hereof (“Northern Disclosure Schedules”). Northern represents and warrants to First Place and the Bank that each of the following representations and warranties in this Article III of this Agreement, which include and incorporate the exceptions set forth on the Northern Disclosure Schedules, are true and correct as of the date of this Agreement and as of the Closing Date, except to the extent such representations and warranties expressly are made as of specific date and time (in which case such representations and warranties will be true and correct as of such date and time):

3.1 Corporate Organization.

(a) Northern is a savings and loan association duly organized, validly existing and in good standing under the laws of the State of Ohio. The deposit accounts of Northern are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Savings Association Insurance Fund (“SAIF”) to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by Northern. Northern has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. The Articles of Incorporation, Constitution and Bylaws of Northern, copies of which have previously been delivered to First Place and the Bank, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The terms “Material Adverse Effect” and “knowledge” used in this Agreement, with respect to First Place, the Bank or Northern, as the case may be, are each defined under Section 8.1(e) hereof. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, association, partnership, organization, trust or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. For purposes of this Agreement, the term “Subsidiary” shall include NORSACO, Inc., a Ohio corporation (the “Service Company”) and Northern Title Agency of Ohio, LLC, a Ohio limited liability company (“Northern Title”) when used to refer Northern’s subsidiaries.

(b) The minute books of Northern and the Service Company contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 2002 of its stockholders and board of directors (including committees of their respective boards of directors). Northern has made available to First Place correct and complete copies of all minutes of the board of directors of Northern and the Service Company since December 31, 2002.

3.2 Capitalization.

(a) The authorized capital stock of Northern consists of 6,000,000 shares of Northern Common Stock. No preferred stock or other capital stock is authorized. As of the date of this Agreement, there are (x) 2,458,068 shares of Northern Common Stock issued and outstanding and no shares of Northern Common Stock held in Northern’s treasury and (y) no shares of Northern Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for (1) 23,298 shares of Northern Common Stock reserved for issuance pursuant to Northern’s Option Plans and described in Schedule 2.8 of the Northern Disclosure Schedules. All of the issued and outstanding shares of Northern Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as referred to above or reflected in Schedule 2.8 of the Northern Disclosure Schedules, Northern does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Northern Common Stock or Northern Preferred Stock or any other equity security of Northern or any securities representing the right to purchase or otherwise receive any shares of Northern Common Stock or any other equity security of Northern.

(b) Except for the Service Company, which Northern will dissolve prior to the Closing Date in accordance with Section 7.2(e), its 49% ownership interest in Northern Title, interests in securities pledged as collateral for loans and as set forth on Schedule 3.18 of the Northern Disclosure Schedules, Northern does not have any direct or indirect Subsidiaries or any other equity or equity-like interest in any other firm, corporation, partnership, joint venture, association or other person. Northern owns all of the issued and outstanding shares of capital stock of the Service Company, free and clear of all liens, charges, encumbrances, pledges or security interests whatsoever, and all of such shares of capital stock are duly authorized, validly issued, fully-paid for and are nonassessable. Northern owns 49% of the membership interest of Northern Title free and clear of all liens, charges, encumbrances, pledges or security interests whatsoever, and such membership interest is duly authorized, validly issued, fully-paid and nonassessable. No Subsidiary of Northern has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security thereof. Northern Title shall be dissolved on or before January 31, 2006.

3.3 Authority; No Violation.

(a) Northern has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby have been duly and validly approved by the board of directors of Northern. The board of directors of Northern has directed that this Agreement be submitted to Northern’s stockholders for adoption at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of Northern’s stockholders, no other corporate proceedings (except for regulatory approvals) on the part of Northern are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Northern and (assuming due authorization, execution and delivery by First Place) constitutes a valid and binding obligation of Northern, enforceable against Northern in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Northern, nor the consummation by Northern of the transactions contemplated hereby, nor compliance by Northern with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation, Constitution or Bylaws of Northern or similar governing documents for any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Northern or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the obligation to sell or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Northern or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Northern or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for any violation, conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Material Adverse Effect on Northern or materially impact the terms and conditions or transactions contemplated hereby.

3.4 Consents and Approvals. Except for (a) the filing of applications with the OTS, and approval or non-objection of such applications by the OTS; (b) the filing of an application with the Ohio Division of Financial Institutions (the “Division”) and approval of such application; (c) the filing with the OTS of a proxy statement/prospectus in definitive form relating to the Northern Stockholder Meeting to be held in connection with this Agreement and the Merger contemplated hereby (the “Proxy Statement”); (d) the adoption of this Agreement by the requisite vote of the stockholders of Northern, (e) the filing of the Certificate of Merger with the Ohio Secretary of State pursuant to the Ohio Code; and (f) such filings, authorizations or approvals as may be set forth in Schedule 3.4 of the Northern Disclosure Schedules, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (1) the execution and delivery by Northern of this Agreement and (2) the consummation by Northern of the Merger and the other transactions contemplated hereby.

3.5 Reports. Northern and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with (i) the Division, (ii) the OTS, (iii) any state regulatory authority (each a “State Regulator”), and (iv) any other self-regulatory organization (“SRO”) (collectively, the “Regulatory Agencies” and individually a “Regulatory Agency”), and all other material reports and statements required to be filed by them since December 31, 2002, including, without limitation, any material report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the Division, the OTS, the FDIC, any State Regulator or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Northern and except as set forth in Schedule 3.5 of the Northern Disclosure Schedules, no Regulatory Agency has initiated any proceeding or, to Northern’s knowledge, investigation into the business or operations of Northern or any of its Subsidiaries since December 31, 2002. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Northern or any of its Subsidiaries, of which Northern has been notified.

3.6 Financial Statements. Northern has previously delivered to First Place copies of (a) the consolidated balance sheets of Northern and its consolidated Subsidiaries at December 31 for the fiscal years ended 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years ended December 31, 2004, 2003 and 2002, inclusive, as reported in Northern’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the OTS), in each case accompanied by the audit report of Crowe Chizek and Company LLC, independent public accountants with respect to Northern, and (b) the unaudited consolidated balance sheets of Northern and its consolidated Subsidiaries as of September 30, 2005 and September 30, 2004 and the related unaudited consolidated statements of income, cash flows and changes in stockholders’ equity for the three and nine month periods then ended as reported in Northern’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed with the OTS. The September 30, 2005 consolidated balance sheet of Northern (including the related notes, where applicable) fairly presents the consolidated financial position of Northern and its consolidated Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 hereof (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.14 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and financial position of Northern and its consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.14 hereof will comply, in all material respects with applicable accounting requirements (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes) and with applicable published rules and regulations of the OTS and SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.14 hereof will be, prepared in accordance with generally accepted accounting principles (“GAAP”) (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes) consistently applied during the periods involved, except as indicated in the notes thereto. The fiscal year-end audits of Northern and its consolidated Subsidiaries have been concluded in accordance with generally accepted auditing standards of the United States of America. The books and records of Northern and its consolidated Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

3.7 Broker’s Fees. Neither Northern nor any Subsidiary of Northern nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Northern has engaged, and will pay a fee or commission to Sandler O’Neill & Partners, L.P. (“Sandler”) in accordance with the terms of a letter agreement between Sandler and Northern concerning the Merger and the issuance of an opinion regarding the fairness, from a financial point of view, of the Aggregate Merger Consideration to Northern stockholders, a true, complete and correct copy of which has been previously delivered by Northern to First Place.

3.8 Absence of Certain Changes or Events.

(a) Except as may be set forth in Schedule 3.8(a) of the Northern Disclosure Schedules or as disclosed in Northern’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 a true, complete and correct copy of which has previously been delivered to First Place), since December 31, 2004, no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on Northern.

(b) Except as set forth in Schedule 3.8(b) of the Northern Disclosure Schedules, since September 30, 2005, Northern and its Subsidiaries each (i) has been operated in the ordinary course of business consistent with past practices and (ii) has not made any changes in its respective capital or corporate structures, nor any material change in its methods of business operations.

(c) Except as set forth in Schedule 3.8(c) of the Northern Disclosure Schedules and to the extent permitted under Section 5.1(d)(i), since September 30, 2005, Northern has not (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of September 30, 2005 (which amounts have been previously disclosed to First Place), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, granted any Northern Options or other derivative security or paid any bonus or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance or (iii) taken any of the actions set forth in Section 5.1 hereof. Since January 1, 2000, the Service Company has not had any employees. Northern has not employed any person to operate or otherwise provide services to Northern Title.

3.9 Legal Proceedings.

(a) Except as set forth in Schedule 3.9(a) of the Northern Disclosure Schedules, neither Northern nor any of its Subsidiaries is a party to any, and there are no pending or, to Northern’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations (i) of any nature against Northern or any of its Subsidiaries or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Northern.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Northern or any of its Subsidiaries or the assets of Northern or any of its Subsidiaries, which has had, or could reasonably be expected to have, a Material Adverse Effect on Northern.

(c) Except as set forth in Schedule 3.9(c) of the Northern Disclosure Schedules, (i) to Northern’s knowledge, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending or threatened against any of the directors or officers of Northern or any of its Subsidiaries in their capacities as such, and (ii) no director or officer of Northern or any of its Subsidiaries currently is being indemnified or seeking to be indemnified by Northern or any of its Subsidiaries pursuant to applicable law or their governing documents.

3.10 Taxes.

(a) (i) All Tax Returns for which the statute of limitations for assessment has not expired that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file which have not expired) by or with respect to Northern and the Service Company have been or will be timely filed on or before the Closing Date; (ii) all such Tax Returns are or will be true and complete in all material respects; (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid in full; (iv) the Tax Returns referred to in clause (i) for which the statute of limitations for assessment has not expired have not been examined by the IRS or the appropriate Tax authority; (v) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending; and (vii) neither Northern nor the Service Company has extended any statutes of limitation with respect to the assessment of any Taxes of Northern or the Service Company, other than extensions that have expired.

(b) Northern has made available to First Place (i) true and correct copies of the United States federal, state, local and foreign income Tax Returns filed by Northern and the Service Company for each of the three most recent fiscal years for which such returns have been filed; (ii) any audit report issued within the last three years relating to Taxes due from or with respect to Northern and the Service Company. Since January 1, 1999, no claim has been made by a taxing authority in a jurisdiction where Northern or the Service Company does not file Tax Returns that Northern or the Service Company is or may be subject to taxation by that jurisdiction.

(c) Neither Northern nor the Service Company has liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by Northern’s consolidated financial statements filed with the OTS prior to the date hereof in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the Northern consolidated financial statements included in the most recent Northern Report filed with the OTS on or prior to the date hereof.

(d) Schedule 3.10(d) of the Northern Disclosure Schedules list all combined, consolidated or unitary federal, state, local, or foreign returns filed by or with respect to Northern or the Service Company after January 1, 2004.

(e) Except as set forth in Schedule 3.10(e) of the Northern Disclosure Schedules, neither Northern nor the Service Company is a party to any Tax allocation or sharing agreement or otherwise has any liability for the

Taxes of any Person other than Northern or the Service Company. Any such Tax allocation or sharing agreement will be terminated on or before the Closing Date. No liability will be created for Northern or its successors after the Closing Date as a result of the application of Treasury Regulations section 1.1502-6. No liability will be created for Northern or its successors after the Closing Date to reimburse any Subsidiary Affiliates for any Taxes.

(f) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to Northern or the Service Company.

(g) Neither Northern nor the Service Company maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) or Section 280G of the Code and the regulations issued thereunder. Neither Northern nor the Service Company has ever been, an “S corporation” within the meaning of Section 1361 of the Code.

(h) Except as set forth on Schedule 3.10(h) of the Northern Disclosure Schedules, since January 1, 2003, neither Northern nor the Service Company has agreed to, or is required to, make any adjustments pursuant to Section 481(a) of the Code or any similar provision of law by reason of a change in accounting method initiated by Northern or the Service Company or proposed by any taxing authority, and no application is pending with any taxing authority requesting permission for any changes in accounting methods that related to business or operations of Northern or the Service Company.

(i) Neither Northern nor the Service Company is required to make any disclosure to any taxing authority with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations.

(j) As of the date hereof, Northern has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) Each of Northern and the Service Company has complied in all respects with all applicable laws, rules and regulations relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under applicable laws.

(l) There are no liens or other encumbrances on any of the assets of Northern or the Service Company that arose in connection with any failure (or alleged failure) to pay Tax.

(m) Except as set forth in Schedule 3.10(m) of the Northern Disclosure Schedules, which Schedule lists the amount and the expiration dates of consolidated net operating losses, net capital losses, net unrealized built-in losses, foreign tax credits, minimum tax credits, investment tax credits and other tax credits carryovers of the Northern Group allocable to Northern and each of its Subsidiaries, Northern Group does not have any net operating losses or other tax attributes that are currently subject to limitation under Section 382, 383 or 384 of the Code.

(n) No liability will be created for Northern or its successors after the Closing Date as a result of the triggering into income or gain of deferred intercompany transactions or excess loss accounts as a result of the application of Treasury Regulations sections 1.1502-13 and 1.152-19 or related to items of income or gain arising with respect to any interest in a Subsidiary which is not a member of the Northern Group.

(o) Neither Northern nor the Service Company has investment tax credits or overall foreign losses allocable to it subject to recapture.

(p) Except as set forth in Schedule 3.10(p) of the Northern Disclosure Schedules, Each of Northern and the Service Company has made estimated Tax payments of federal and state income and franchise Taxes on the applicable estimated Tax payment dates at level sufficient not to cause Northern or the Service Company to be liable for any penalties attributable to underpayment of estimated Taxes, and Northern and the Service Company will continue to make timely estimated Tax payments at levels sufficient to not cause Northern or any successor to Northern to be liable for any such penalties

For the purposes of this Agreement, “Tax” or “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.

For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

For purposes of this Agreement, “Northern Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitation contained in Section 1504(b) of the Code that includes Northern and the Service Company Subsidiaries or any predecessor of or any successor to Northern (or to another such predecessor or successor).

For purposes of this Agreement, “Subsidiary Affiliates” shall mean any shareholders, directors, officers, or employees of any of Northern or the Service Company.

3.11 Employee Benefit Plan Matters.

(a) Schedule 3.11(a) of the Northern Disclosure Schedules sets forth a true and complete list of each employee benefit plan, as the term is defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other employee benefit arrangement or agreement that is maintained or contributed to or required to be contributed to as of the date of this Agreement (collectively referred to as the “Plans”) by Northern, any of its Subsidiaries or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), all of which together with Northern would be deemed a “single employer” within the meaning of Section 4001 in ERISA, for the benefit of any employee or former employee of Northern, the Service Company or any ERISA Affiliate.

(b) Northern has heretofore delivered to First Place true and complete copies of each of the Plans and related trust instruments and all amendments thereto, summary plan description of such plans as currently in effect, summaries of material modifications thereto, underlying insurance contracts and the other related documents thereto, including but not limited to (i) the actuarial report for any Plan (if applicable) for each of the last two years, (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for any Plan, (iii) the most recent two (2) years’ annual reports (Form 5500), together with all schedules, as required, filed with the Internal Revenue Service (“IRS”) or Department of Labor (“DOL”) for any Plan, (iv) any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Plan for each of the last two years, and (v) for any Plan which for ERISA purposes is a “top-hat” plan, a copy of any top-hat filing with DOL.

(c) Except as set forth in Schedule 3.11(c) of the Northern Disclosure Schedules, (i) each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code either (1) has received a favorable determination letter from the IRS, or (2) is or will be the subject of an application for a favorable determination letter, and Northern is not aware of any circumstances likely to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of

Northern, the Service Company or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Northern, the Service Company or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Northern, the Service Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Northern or a Northern ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, (vii) all contributions or other amounts payable by Northern, its Subsidiaries or any ERISA Affiliates as of the Effective Time with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code (as applicable), (viii) neither Northern, nor its Subsidiaries, nor any ERISA Affiliate has engaged in a merger in connection with which Northern, its Subsidiaries or any ERISA Affiliate could reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (ix) there are no pending, or, to Northern’s knowledge, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto and (x) except as set forth in Schedule 3.11(c), the consummation of the transactions contemplated by this Agreement will not (1) entitle any current or former employee or officer of Northern or any ERISA Affiliate to severance pay, termination pay or any other payment, or (2) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or office. No benefits of any kind or nature under any Plan have been or are currently provided by Northern or the Service Company to any person employed by Northern Title.

3.12 Regulatory Reports. Northern has previously made available to First Place an accurate and complete copy of each (a) final registration statement, prospectus, report (including Forms 10-K, Form 10-Q and Form 8-K), schedule and definitive proxy statement filed since September 30, 2002 by Northern with the OTS (the “Northern Reports”) and (b) communication mailed by Northern to its stockholders since September 30, 2002, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Northern has timely filed all Northern Reports and other documents required to be filed by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to OTS regulation 12 CFR § 563d.1, and, as of their respective dates, all Northern Reports complied in all material respects with the published rules and regulations of the OTS with respect thereto.

3.13 Northern Information. The information provided by and relating to Northern and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement and First Place’s Registration Statement on Form S-4 (the “S-4”), or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The information included in, or incorporated by reference in, the sections of the Proxy Statement and provided by Northern for inclusion in the S-4 will comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

3.14 Ownership of First Place Common Stock. Except as set forth in Schedule 3.14 of the Northern Disclosure Schedules, none of Northern, its Subsidiaries or their respective directors, officers, or affiliates, (i) beneficially own, directly or indirectly, or (ii) are a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of First Place.

3.15 Compliance with Applicable Law. Each of Northern and its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, policies, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder, the Equal Credit Opportunity Act of 1974 and the regulations promulgated thereunder, the Truth in Lending Act and Regulation Z promulgated thereunder, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Bank Secrecy Act, the PATRIOT Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices; (ii) hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in compliance with and are not, to its knowledge, in default in any respect under such licenses, franchises, permits and authorizations, under applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Northern or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Northern; and (iii) neither Northern nor its Subsidiaries knows of, nor has either received notice of, any material violations of any of the above since December 31, 2002.

3.16 Certain Contracts.

(a) Except as set forth in Schedule 3.16(a) of the Northern Disclosure Schedules, neither Northern nor its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from First Place, Northern, the Bank or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Northern Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $25,000 per annum, in the case of any such agreement with an individual, or $50,000 per annum, in the case of any other such agreement, (v) which materially restricts the conduct of any line of business by Northern, (vi) with or to a labor union or guild (including any collective bargaining agreement), (vii) which would restrict, limit or prevent the legal and valid transfer of Northern’s 49% ownership of Northern Title, or (viii) any of the employee benefits (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.16(a) hereof, whether or not set forth in Schedule 3.16(a) of the Northern Disclosure Schedules, is referred to herein as a “Northern Contract.” Northern has previously delivered to First Place true and correct copies of each Northern Contract.

(b) Except as set forth in Schedule 3.16(b) of the Northern Disclosure Schedules, (i) each Northern Contract is valid and binding and in full force and effect, (ii) Northern and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Northern Contract, except where such noncompliance, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Northern, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Northern or any of its Subsidiaries under any such Northern Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Northern and (iv) no other party to such Northern Contract is, to Northern’s knowledge, in default in any material respect thereunder.

(c) Schedule 3.16(c) sets forth all agreements of Northern providing for the lease of real property, including term of the lease, any option to extend such lease and any consent or notice required in connection with the Merger and the transactions contemplated hereby.

3.17 Agreements with Regulatory Agencies. Except as set forth in Schedule 3.17 of the Northern Disclosure Schedules, neither Northern nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Schedule 3.17 of the Northern Disclosure Schedules, a “Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Northern or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.18 Investment Securities. Schedule 3.18 of the Northern Disclosure Schedules sets forth the book and market value as of December 31, 2005 of the investment securities, mortgage-backed securities, securities held for investment and securities held to maturity, sale or trading of Northern. No securities of any kind or nature have been held or are currently held by Northern’s Subsidiaries since January 1, 2001. Schedule 3.18 of the Northern Disclosure Schedules sets forth an investment securities report that includes, security descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values. The totals presented in the securities report agree to the amounts carried in Northern’s general ledgers in accordance with GAAP. Except as disclosed in Schedule 3.18 of the Northern Disclosure Schedules, since December 31, 2005 to the date hereof, Northern has not incurred any unusual or extraordinary losses in its investment portfolio, and, except for matters of general application to the banking industry (including, but not limited to, changes in laws or regulations or generally accepted accounting principles) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Northern is not aware of any events which may be expected to result in any material adverse change in the quality or performance of the investment portfolio of Northern.

3.19 Intellectual Property. Except as set forth on Schedule 3.19 of the Northern Disclosure Schedules, Northern and each of its Subsidiaries owns (without lien or encumbrance of any kind) or possesses valid and binding licenses and other rights to use all material patents, copyrights, trade secrets, trade names, servicemarks, trademarks and computer software used in its businesses; and neither Northern nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Northern and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Northern. Schedule 3.19 of the Northern Disclosure Schedules lists (i) all patents, registered copyrights, trade names, servicemarks, trademarks of Northern and its Subsidiaries that are owned by Northern or its Subsidiaries; and (ii) all material patents, registered copyrights, trade names, servicemarks, trademarks of Northern and its Subsidiaries which are licensed.

3.20 Undisclosed Liabilities. Except (a) as set forth in Schedule 3.20 of the Northern Disclosure Schedules, (b) for those liabilities that are fully reflected or reserved against on the balance sheet of Northern included in its Form 10-Q for the period ended September 30, 2005 and (c) for liabilities incurred in the ordinary course of business since September 30, 2005 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on Northern, neither Northern nor its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

3.21 State Takeover Laws. There are no antitakeover provisions in the Northern Articles of Incorporation, Constitution and Bylaws, Ohio Code or the laws, rules, regulations under the state or federal law that will apply to or otherwise adversely affect this Agreement or the transactions contemplated herein or therein.

3.22 Administration of Fiduciary Accounts. Since December 31, 2002, Northern and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Since December 31, 2002, none of Northern, its Subsidiaries nor any of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on Northern, and the books and records for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.23 Environmental Matters. Except as set forth in Schedule 3.23 of the Northern Disclosure Schedules:

(a) Each of Northern, any prior Subsidiaries, the Participation Facilities and the Loan Properties (each as hereinafter defined) are, and have been, in compliance with all applicable federal, state and local laws, regulations and ordinances and with all applicable decrees, orders and contractual obligations relating to pollution, the discharge of, or exposure to materials in the environment or workplace (“Environmental Laws”), except for violations which, either individually or in the aggregate, have not had and cannot reasonably be expected to have a Material Adverse Effect on Northern;

(b) Since January 1, 1998, there is no suit, claim, action or proceeding, pending or, to Northern’s knowledge, threatened, before any Governmental Entity or other forum in which Northern, any of its prior Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor), with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any material whether or not occurring at or on a site owned, leased or operated by Northern or any of its current or prior Subsidiaries, any Participation Facility or any Loan Property, except where such noncompliance or release has not resulted, and cannot be reasonably expected to result, either individually or in the aggregate, in a Material Adverse Effect on Northern;

(c) During the period of (x) Northern’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Northern’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Northern’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, to Northern’s knowledge, there has been no release of materials in, on, under or affecting any such property, except where such release has not had and cannot reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect on Northern. To Northern’s knowledge, prior to the period of (x) Northern’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Northern’s or any of its prior Subsidiaries’ participation in the management of any Participation Facility, or (z) Northern’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or threatened release of materials in, on, under or affecting any such property, Participation Facility or Loan Property, except where such release has not had and cannot be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on Northern;

(d) Except as set forth in Schedule 3.23(d) of the Northern Disclosure Schedules, neither Northern nor its Subsidiaries has received any Phase I or Phase II environmental surveys on any properties owned or leased by Northern, including but not limited to other real estate owned (“OREO”) properties; and

(e) The following definitions apply for purposes of this Section 3.23 hereof: (x) “Loan Property” means any property in which Northern holds a security interest or otherwise owns or any of its Subsidiaries or prior Subsidiaries held a security interest or owned; and (y) “Participation Facility” means any facility in which Northern participates in management or any of its Subsidiaries participates in the management.

3.24 Derivative Transactions. Except as set forth in Schedule 3.24 of the Northern Disclosure Schedules, neither Northern nor any of its Subsidiaries is a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on its balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) nor does Northern or any of its Subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

3.25 Opinion. Northern has received a written opinion, dated the date hereof, from Sandler to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof the Aggregate Merger Consideration is fair to Northern’s stockholders from a financial point of view.

3.26 Assistance Agreements. Neither Northern nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Northern or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

3.27 Approvals. As of the date of this Agreement, Northern knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained without the imposition of a Burdensome Condition (as defined in Section 7.1(g) hereof).

3.28 Loan Portfolio.

(a) In Northern’s reasonable judgment, the allowance for loan losses reflected in Northern’s audited statement of financial condition at December 31, 2004 was, and the allowance for loan losses shown on the balance sheets in Northern’s Reports for periods ending after December 31, 2004 have been and will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested Northern to increase the allowance for loan losses for such periods. Northern’s allowance for loan losses is, and shall be as of the Effective Time (including any modification as required by Section 6.9 hereof), in compliance with standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(b) As of September 30, 2005, except as set forth in Schedule 3.28 of the Northern Disclosure Schedules, neither Northern nor its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loans with any director, executive officer or 10% stockholder of Northern, or to Northern’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 3.28 of the Northern Disclosure Schedules sets forth (i) all of the Loans of Northern or any of its Subsidiaries that as of the date of this Agreement are classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” “OREO” acquired by foreclosure or deed in lieu thereof, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Loan by number; and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Northern or any of its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. Northern shall promptly inform First Place in writing of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed, at any time after September 30, 2005.

(c) Each Loan reflected as an asset in the Northern Reports (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct in all material respects, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on Northern.

3.29 Mortgage Banking Business.

(a) Warehouse Lines of Credit. Northern does not maintain any warehouse lines of credit.

(b) Compliance. Northern has not done or failed to do, or caused to be done or omitted to be done, any act, the effect of which would operate to invalidate or materially impair (i) any private mortgage insurance or commitment of any private mortgage insurer to insure, (ii) any title insurance policy, (iii) any hazard insurance policy, (iv) any flood insurance policy, (v) any fidelity bond, direct surety bond, errors and omissions or other insurance policy required by any Regulatory Agency, Investor or Insurer, (vi) any surety or guaranty agreement or (ix) the rights of Northern under any Loan Servicing Agreement or loan purchase commitment. No Regulatory Agency or investor in Northern Loans or insurer has (i) notified Northern, or to Northern’s knowledge, claimed that Northern has violated or has not complied on a recurring basis with the applicable underwriting standards with respect to Loans sold by Northern to an investor or (ii) imposed restrictions on the activities (including commitment authority) of Northern. Northern has not and currently does not originate any FHA or VA Loans.

(c) Loan Files. The loan documents relating to each Loan maintained in the loan files of Northern were in compliance with all applicable laws and regulations at the time of the origination, assumption or modification of such Loan, as the case may be, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on Northern. The loan files maintained by Northern contain originals (or, where necessitated by the terms of the applicable mortgage servicing agreements, contain true, correct and complete copies) of the documents relating to each Loan and the information contained in such loan files with respect to each such Loan is true, complete and accurate and in compliance with all applicable laws and regulations, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on Northern. Except as set forth in the loan documents relating to a Loan maintained in the loan files of Northern, the terms of the note, bond, deed of trust and mortgage for each such Loan have not been impaired, waived, altered or modified in any respect from the date of their origination except by a written instrument which written instrument has been recorded, or submitted for recordation in due course, if recordation is necessary to protect the interests of the owner thereof, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on Northern. Except as set forth in the loan documents maintained in the loan files by Northern, to Northern’s knowledge no mortgagor has been released from such mortgagor’s obligations with respect to the applicable Loan.

(d) No Recourse. Except as set forth in Schedule 3.29(d) of the Northern Disclosure Schedules, Northern is not subject to recourse in connection with any Loans sold by it, in each case for losses on liquidation of a loan, borrower defaults or repurchase obligations upon the occurrence of non-payment or other events.

(e) Escrow Account. All escrow accounts have been maintained by Northern and, to Northern’s knowledge, all prior servicers in accordance with the related loan documents, all applicable laws, rules, regulations, and requirements of governmental authorities. Northern has credited to the account of borrowers all interest required to be paid on any escrow account in accordance with applicable law and the terms of such agreements and loan documents. All escrow, custodial, and suspense accounts related to the Loans are held in Northern’s name or the investor’s name by Northern.

(f) ARM Adjustments. With respect to each Loan for which the interest rate is not fixed for the entire term of the Loan, Northern has, since the date it originated such Loan: (i) properly and accurately entered into its system all data required to service the loan in accordance with the related loan documents and all regulations, (ii) properly and accurately adjusted the monthly payment on each payment adjustment date, (iii) properly and accurately calculated the amortization of principal and interest on each payment adjustment date, in each case in compliance with all applicable laws, rules and regulations and the related loan documents, and (iv) executed and delivered any and all necessary notices required under, and in a form that complies with, all applicable laws, rules and regulations and the terms of the related loan documents regarding the interest rate and payment adjustments, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on Northern.

(g) Pools. Each Loan included in a pool of Loans originated or acquired by Northern (a “Pool”) meets all eligibility requirements (including, without limitation, all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All of such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not expired. To Northern’s knowledge, no Pools have been improperly certified. The loan file for each Loan included in a certified Pool contains all documents and instruments necessary for the final certification or recertification of such Pool. Neither the execution, delivery or performance of this Agreement by Northern nor the consummation by Northern of the transactions contemplated hereby will require any Pool to be recertified.

(h) Mortgage Insurance. Each Loan which is indicated in the related loan file to be insured by private mortgage insurance, Northern has complied with or been granted waivers from applicable provisions of the insurance or guarantee contract and applicable laws and regulations, except where such failure to comply or to receive waivers, either individually or in the aggregate, would not have a Material Adverse Effect on Northern, the insurance or guarantee is in full force and effect with respect to each such Loan, and to Northern’s knowledge, there does not exist any event or condition which, but for the passage of time or the giving of notice or both, can result in a revocation of any such insurance or guarantee or constitute adequate grounds for the applicable Insurer to refuse to provide insurance or guarantee payments thereunder.

3.30 Properties. Except as set forth on Schedule 3.30 of the Northern Disclosure Schedules, all real and personal property owned by Northern or any of its Subsidiaries or presently used by it in their businesses is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. Northern and its Subsidiaries have good and marketable title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the balance sheet of Northern as of September 30, 2005 included in Northern’s Reports or acquired after such date, other than properties sold by Northern in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) as reflected on the balance sheet of Northern as of September 30, 2005 detailed and included in Northern’s Reports. All real and personal property which is material to Northern or any of its Subsidiaries’ businesses and leased or licensed by Northern or its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

3.31 Labor and Employment Matters. Except as set forth in Schedule 3.31 of the Northern Disclosure Schedules, neither Northern nor any of its Subsidiaries is or has it ever been a party to, or is or has it ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Northern the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is the management of Northern or any of its Subsidiaries aware of any strike, other labor dispute, organizational effort or other activity taken with a view toward unionization involving Northern or its Subsidiaries pending or threatened. Except as set forth in Schedule 3.31 of the Northern Disclosure Schedules, Northern and its Subsidiaries are in compliance with applicable laws regarding employment or employees and retention of independent contractors and are in material compliance with all applicable employment tax laws. As of the date hereof, Northern is in compliance with the recordation of applicant tracking data pursuant to an affirmative action plan in accordance with Executive Order 11246 and the OFCCP regulations.

3.32 Termination Benefits. Schedule 3.32 of the Northern Disclosure Schedules contains a complete and accurate schedule showing as of the date of this Agreement the monetary amounts payable (or a formula for any such monetary payment if the amount cannot be calculated as of the date hereof) as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby, subject to a determination of the market value, and identifying the in-kind benefits due under the Specified Compensation and Benefit Programs (as defined herein) for each Named Individual (as defined herein) individually. If a formula is provided by Northern on Schedule 3.32 of the Northern Disclosure Schedules on the date hereof, then the actual amounts payable to Named Individuals as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby shall be updated by Northern and provided on the Closing Date. For purposes hereof, “Specified Compensation and Benefit Programs” shall include all employment agreements, change in control agreements, severance or special termination agreements, severance plans, pension, retirement or deferred compensation plans for non-employee directors, supplemental executive retirement programs, tax indemnification agreements, outplacement programs, cash bonus programs, stock appreciation right, phantom stock or stock unit plan, and health, life, disability and other insurance or welfare plans, but shall not include any tax-qualified pension, profit-sharing or employee stock ownership plan, amounts payable for unused vacation time or COBRA. For purposes hereof, “Named Individual” shall include each non-employee director of Northern or, if applicable, its Subsidiaries and any officer or employee of Northern or, if applicable, its Subsidiaries.

3.33 Deposits. Except as set forth in Schedule 3.33 of the Northern Disclosure Schedules, none of the deposits of Northern is a “brokered” deposit.

3.34 Required Vote; Antitakeover Provisions Inapplicable. The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Northern is necessary to approve this Agreement and the Merger on behalf of Northern. No other vote of the stockholders of Northern or any Subsidiary is required by law, Northern’s Articles of Incorporation, Constitution or Bylaws or otherwise to approve this Agreement and the Merger. Northern and its Subsidiaries have taken all actions required to exempt First Place and this Agreement from any provisions of an antitakeover nature in their Articles of Incorporation, Constitution and Bylaws and any other governing documents and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations. Northern does not have in place any “poison pill” or other type of shareholder rights plans, agreement or arrangement.

3.35 Transactions With Affiliates. All “covered transactions” between Northern and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.

3.36 Insurance. Except as set forth in Schedule 3.36 of the Northern Disclosure Schedules, Northern and its Subsidiaries are presently insured, and since December 31, 2002, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Northern and its Subsidiaries are in full force and effect, Northern and/or its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

3.37 Indemnification. Except as set forth in Schedule 3.37(a) of the Northern Disclosure Schedules and except as provided in Northern’s employment agreements, its indemnification agreement with Sandler, or the Articles of Incorporation, Constitution and Bylaws of Northern, Northern is not a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Northern (a “Covered Person”), and, except as set forth in Schedule 3.37(b) of the Northern Disclosure Schedules, to Northern’s knowledge, there are no claims for which any Covered Person would be entitled to indemnification under the Articles of Incorporation, Constitution and Bylaws of Northern, under the governing documents of any of Northern’s Subsidiaries, applicable law, regulation or any indemnification agreement.

3.38 Voting Agreements. The Northern directors and officers set forth in Schedule 3.38 of the Northern Disclosure Schedules, have entered into a voting agreement (“Voting Agreement”), the form of which is attached as Annex A, hereto.

3.39 CRA Rating. Northern and each of its Subsidiaries was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Northern has not received notice of and has no knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

3.40 Disclosure. The representations and warranties contained in this Article III hereof do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III hereof not misleading. There is no fact known to Northern that has not been disclosed herein or in any other agreement, document or written statement furnished by Northern to First Place or its counsel, accountants or other service professional in connection with the transactions contemplated hereby, which has or is reasonably likely to have a Material Adverse Effect on the Merger or the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FIRST PLACE

Prior to the date hereof, First Place has delivered to Northern a schedule setting forth, among other things, items, the disclosure of which, is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV hereof or to one or more of its covenants contained in Article V hereof or additional agreements in Article VI hereof (“First Place Disclosure Schedules”). First Place represents and warrants to Northern that each of the following representations and warranties in this Article IV of this Agreement, which include and incorporate the exceptions set forth on the First Place Disclosure Schedules, are true and correct as of the date of this Agreement and as of the Closing Date, except to the extent such representations and warranties expressly are made as of specific date and time (in which case such representations and warranties will be true and correct as of such date and time):

4.1 Corporate Organization.

(a) First Place is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. First Place has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on First Place. First Place is duly registered as a savings and loan holding company under the HOLA. The Certificate of Incorporation and Bylaws of First Place, copies of which have previously been made available to Northern, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(b) The Bank is a federal savings association that is duly organized and validly existing under the laws of the United States of America and the rules and regulations of the OTS. The Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the SAIF to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by the Bank. Each of First Place’s other Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary of First Place has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on First Place. The governing documents of each Subsidiary of First Place, copies of which have previously been made available to Northern, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) The minute books of First Place and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since September 30, 2002 of their respective stockholders and boards of directors (including committees of their respective boards of directors). First Place has made available to Northern all minutes of the board of directors of First Place and Bank since September 30, 2002.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of First Place consists of 33,000,000 shares of First Place Common Stock and 3,000,000 shares of preferred stock, par value $.01 per share (“First Place Preferred Stock”). As of the date of this Agreement, there were 15,095,954 shares of First Place Common Stock and no shares of First Place Preferred Stock issued and outstanding, and 3,018,719 shares of First Place Common Stock held in First Place’s treasury. As of the date of this Agreement, no shares of First Place Common Stock or First Place Preferred Stock were reserved for issuance, except that 719,419 shares of First Place Common Stock were reserved for issuance upon the exercise of stock options granted pursuant to First Place Financial Corp. 1999 Incentive Plan and the First Place Financial Corp. 2004 Incentive Plan (the “First Place Stock Plans”). All of the issued and outstanding shares of First Place Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the stock options set forth above and as set forth on Schedule 4.2(a), First Place does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of First Place Common Stock or First Place Preferred Stock or any other equity securities of First Place or any securities representing the right to purchase or otherwise receive any shares of First Place Common Stock or First Place Preferred Stock. The shares of First Place Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

(b) Schedule 4.2(b) of the First Place Disclosure Schedules sets forth a true and correct list of all of First Place Subsidiaries as of the date of this Agreement. Except as set forth in Schedule 4.2(b) of the First Place Disclosure Schedules, First Place owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Subsidiaries of First Place, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of First Place has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of First Place calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) First Place has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of First Place. Except for board appointment of the Northern Designee and action to be taken to complete the Subsidiary Merger, no other corporate proceedings on the part of First Place are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by First Place and (assuming due authorization, execution and delivery by Northern) constitutes a valid and binding obligation of First Place, enforceable against First Place in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(b) The Bank has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of the Bank and approved by the sole stockholder of the Bank. No other corporate proceedings on the part of the Bank will be necessary to approve this Agreement or consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Bank and will (assuming due authorization, execution and delivery by the other Parties hereto) constitutes a valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(c) Except as set forth in Schedule 4.3(c) of the First Place Disclosure Schedules, neither the execution and delivery of this Agreement by First Place or any of its Subsidiaries, nor the consummation by First Place or the Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by First Place or any of its Subsidiaries, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of First Place, or the Certificate of Incorporation or Bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Place or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the obligation to sell or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of First Place or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which First Place or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for any violation, conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Material Adverse Effect on First Place or its Subsidiaries or the terms and conditions or transactions contemplated hereby.

4.4 Consents and Approvals. Except for (a) the filing of applications with the OTS and approval or non-objection of such applications by the OTS, (b) approvals by the Division, (c) the filing with the SEC of the S-4 and its effectiveness, (d) the filing of the Articles of Combination with the OTS, (e) the approval of this Agreement by the stockholder of the Bank, (f) the approval by the Nasdaq Stock Market of the listing of the additional shares of First Place Common Stock on the Nasdaq National Market to be issued pursuant to Article II hereof, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of First Place Common Stock pursuant to this Agreement, and (h) such filings, authorizations or approvals as may be set forth in Schedule 4.4 of the First Place Disclosure Schedules, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by First Place of this Agreement and (2) the consummation by First Place of the Merger and the other transactions contemplated hereby.

4.5 Reports. First Place and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since September 30, 2002 with any Regulatory Agency, and all other material reports and statements required to be filed by them since September 30, 2002, including, without limitation, any material report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the OTS, the FDIC, any State Regulator or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of First Place and its Subsidiaries, and, except as set forth in Schedule 4.5 of the First Place Disclosure Schedules, no Regulatory Agency has initiated any proceeding or, to First Place’s knowledge, investigation into the business or operations of First Place or any of its Subsidiaries since September 30, 2002. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of First Place or any of its Subsidiaries, which has been communicated to First Place or any of its Subsidiaries.

4.6 Financial Statements. First Place has previously delivered to Northern copies of (i) the consolidated balance sheets of First Place and its Subsidiaries at June 30 for the fiscal years ended 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for First Place for the fiscal years ended June 30, 2003 through 2005, in each case accompanied by the audit report of Crowe Chizek and Company LLC, independent public accountants with respect to First Place and its Subsidiaries, and (ii) the unaudited consolidated balance sheet of First Place and its Subsidiaries as of September 30, 2005 and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the three month periods then ended as reported in First Place’s Quarterly Report on Form 10-Q for the period ended September 30, 2005 and September 30, 2004 and filed with the SEC under the Exchange Act. The September 30, 2005 consolidated balance sheet of First Place (including the related notes, where applicable) fairly presents the consolidated financial position of First Place and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.6 hereof (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.14 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of First Place and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.14 hereof will comply, in all material respects with applicable accounting requirements and with published rules and regulations with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.14 hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The fiscal year-end audits of First Place and its Subsidiaries have been concluded in accordance with GAAP. The books and records of First Place and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.7 Broker’s Fees. Neither First Place nor any Subsidiary of First Place, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement or the Bank Merger Agreement, except that First Place has engaged, and will pay a fee or commission to, Keefe, Bruyette and Woods, Inc. (“KBW”) in accordance with the terms of a letter agreement between KBW and First Place.

4.8 Absence of Certain Changes or Events.

(a) Except as may be set forth in Schedule 4.8(a) of the First Place Disclosure Schedules, or as disclosed in First Place’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (a true, complete and correct copy of which has previously been delivered to Northern), since September 30, 2005, (i) neither First Place nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on First Place.

(b) Except as set forth in Schedule 4.8(b) of the First Place Disclosure Schedules, since September 30, 2005, First Place and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices. Between September 30, 2005 and December 31, 2005, First Place and its Subsidiaries has not made any material changes in their respective capital or corporate structures, nor any material change in their respective methods of business operation.

4.9 Legal Proceedings.

(a) Except as set forth in Schedule 4.9(a) of the First Place Disclosure Schedules, neither First Place nor any of its Subsidiaries is a party to any and there are no pending or to First Place’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Place or any of its Subsidiaries challenging the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on First Place.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon First Place, any of its Subsidiaries or the assets of First Place or any of its Subsidiaries that has had, or could reasonably be expected to have, a Material Adverse Effect on First Place.

(c) Except as set forth in Schedule 4.9(c) of the First Place Disclosure Schedules, (i) to First Place’s knowledge, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending or threatened against any of the directors or officers of First Place or its Subsidiaries in their capacities as such, and (ii) no director or officer of First Place or its Subsidiaries currently is being indemnified or seeking to be indemnified by First Place or its Subsidiaries pursuant to applicable law or the Certification of Incorporation, charter, bylaws or other similar governing documents.

4.10 Taxes. Except as set forth in Schedule 4.10 of the First Place Disclosure Schedules, each of First Place and its Subsidiaries has since July 1, 2002 (i) duly and timely filed or will duly and timely file (including applicable extensions granted without penalty) all Tax Returns required to be filed at or prior to the Effective Time, and such Tax Returns which have heretofore been filed are, and those to be hereinafter filed will be, complete and accurate in all material respects, and (ii) paid in full or have made adequate provision for on the financial statements of First Place (in accordance with GAAP) all Taxes and will pay in full or make adequate provision for all Taxes. There are no material liens for Taxes upon the assets of either First Place or its Subsidiaries except for statutory liens for current Taxes not yet due. Except as set forth in Schedule 4.10 of the First Place Disclosure Schedules, since July 1, 2002, neither First Place nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. Except as set forth on Schedule 4.10 of the First Place Disclosure Schedules, neither First Place nor any of its Subsidiaries is presently subject to any audits, investigations or proceeding by any tax authority, and since January 1, 2001 neither First Place nor any of its Subsidiaries has received any notice from any tax authority that it intends to conduct any such audit, investigation or proceeding. Except as set forth in Schedule 4.10 of the First Place Disclosure Schedules, since January 1, 2001 no claim has been made by a tax authority in a jurisdiction where First Place or any of its Subsidiaries does not file a tax return that First Place or any of its Subsidiaries is or may be subject to taxation in the jurisdiction.

4.11 Employee Benefit Plan Matters. Schedule 4.11(a) of the First Place Disclosure Schedules sets forth a true and complete list of each employee benefit plan, as the term is defined in Section 3 of ERISA, and other employee benefit arrangement or agreement that is maintained or contributed to or required to be contributed to as of the date of this Agreement (collectively referred to as the “First Place Plans”) by First Place or any of its ERISA Affiliates, all of which together with First Place would be deemed a “single employer” within the meaning of Section 4001 in ERISA, for the benefit of any employee or former employee of First Place or any ERISA Affiliate. Except as set forth in Schedule 4.11(b) of the First Place Disclosure Schedules, (i) each of the

First Place Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of First Place Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has either (1) received a favorable determination letter from the IRS, or (2) is or will be the subject of an application for a favorable determination letter, and First Place is not aware of any circumstances that are reasonably expected to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each First Place Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such First Place Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such First Place Plan’s actuary with respect to such First Place Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such First Place Plan allocable to such accrued benefits, (iv) no First Place Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of First Place or any of its ERISA Affiliates beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of First Place or its ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by First Place or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a material risk to First Place or a First Place ERISA Affiliate of incurring a material liability thereunder, (vi) no First Place Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, (vii) all contributions or other amounts payable by First Place or its ERISA Affiliates as of the Effective Time with respect to each First Place Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code (if applicable), (viii) neither First Place nor any ERISA Affiliate has engaged in a merger in connection with which First Place or any ERISA Affiliate could reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (ix) there are no pending, or, to First Place’s knowledge, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the First Place Plans or any trusts related thereto.

4.12 SEC Reports. First Place has previously made available to Northern an accurate and complete copy of each (a) final registration statement, prospectus, report (including Forms 10-K, Form 10-Q and Form 8-K), schedule and definitive proxy statement filed since June 30, 2003 by First Place with the SEC pursuant to the Securities Act or the Exchange Act (the “First Place Reports”) and (b) communication mailed by First Place to its stockholders since June 30, 2002, and no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. First Place has timely filed all First Place Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all First Place Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

4.13 First Place Information. The information relating to First Place and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement and the S-4 (except for such portions thereof that relate only to Northern as represented in Section 3.13 hereof), or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The S-4 (except for such portions thereof that relate only to Northern as represented in Section 3.13 hereof) will comply in all material respects with the provisions of the Securities Act and Exchange Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

4.14 Ownership of Northern Common Stock. Except as set forth on Schedule 4.14 of the First Place Disclosure Schedules, none of First Place or any of its Subsidiaries, (i) beneficially own, directly or indirectly, or

(ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Northern.

4.15 Compliance with Applicable Law. First Place and each of its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, policies, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder, the Equal Credit Opportunity Act of 1974 and the regulations promulgated thereunder, the Truth in Lending Act and Regulation Z promulgated thereunder, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Bank Secrecy Act, the PATRIOT Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; (ii) holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in compliance with and are not, to its knowledge, in default in any respect under any such licenses, franchises, permits and authorizations under applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to First Place or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such non-compliance or default would not, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on First Place; and (iii) neither First Place nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above since December 31, 2000.

4.16 Certain Contracts. Each contract, arrangement, commitment or understanding of First Place or any of its Subsidiaries (a) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, or (b) which is not terminable on 60 days or less notice involving the payment of more than $250,000 per annum, is referred to herein as a “First Place Contract.” Except as set forth in Schedule 4.16 of the First Place Disclosure Schedules, (i) each First Place Contract is valid and binding and in full force and effect, (ii) First Place or its Subsidiaries have in all material respects performed all obligations required to be performed by it to date under each First Place Contract, except where such noncompliance, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on First Place, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of First Place or any of its Subsidiaries under any such First Place Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on First Place, and (iv) no other party to such First Place Contract is, to the knowledge of First Place, in default in any material respect thereunder.

4.17 Agreements with Regulatory Agencies. Except as set forth in Schedule 4.17 of the First Place Disclosure Schedules, neither First Place nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Schedule 4.17 of First Place Disclosure Schedules, a “First Place Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has First Place or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.18 Undisclosed Liabilities. Except (a) as set forth in Schedule 4.18 of the First Place Disclosure Schedules, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of First Place included in its Form 10-Q (including, but not limited to any footnotes contained therein) for the period ended September 30, 2005 and (c) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2005 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on First Place, neither First Place nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

4.19 Assistance Agreements. Neither First Place nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which First Place or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

4.20 Approvals. As of the date of this Agreement, First Place knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained without the imposition of a Burdensome Condition (as defined in Section 7.1(g) hereof).

4.21 Loan Portfolio.

(a) Except as set forth in Schedule 4.21 of the First Place Disclosure Schedules, in First Place’s reasonable judgment, the allowance for loan losses reflected in First Place’s audited statement of financial condition at June 30, 2005 was, and the allowance for loan losses shown on the balance sheets in First Place’s filings with the SEC for periods ending after June 30, 2005 have been and will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested First Place to increase the allowance for loan losses for such periods. The Bank’s allowance for loan losses is, and shall be as of the Effective Time, in compliance with standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(b) As of September 30, 2005, except as set forth in Schedule 4.21 of the First Place Disclosure Schedules, First Place is not a party to any written or oral (i) Loans under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loans with any director, executive officer or 10% stockholder of First Place, or to First Place’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 4.21 of the First Place Disclosure Schedules sets forth (i) all of the Loans of First Place or any of its Subsidiaries that as of the date of this Agreement are classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” “OREO” acquired by foreclosure or deed in lieu thereof, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Loan by number; and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of First Place that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. First Place shall promptly inform Northern in writing of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed, at any time after September 30, 2005.

(c) Each loan reflected as an asset in First Place’s filings with the SEC (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct in all material respects, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on First Place.

4.22 Properties. All real and personal property owned by First Place and its Subsidiaries or presently used by it in their business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. First Place and its Subsidiaries have good and marketable title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the balance sheet of First Place as of September 30, 2005 included in First Place’s Reports or acquired after such date, other than properties sold by First Place in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) as reflected on the balance sheet of First Place as of September 30, 2005 included in First Place’s Reports. All real and personal property which is material to First Place’s or its Subsidiaries’ businesses and leased or licensed by First Place or its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

4.23 Labor and Employment Matters. Except as set forth in Schedule 4.23 of the First Place Disclosure Schedules, neither First Place nor its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is First Place or its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is the management of First Place aware of any strike, other labor dispute, organizational effort or other activity taken with a view toward unionization involving First Place or its Subsidiaries pending or threatened. First Place and its Subsidiaries are in compliance with applicable laws regarding employment or employees and retention of independent contractors and are in material compliance with all applicable employment tax laws.

4.24 Intellectual Property. First Place and each of its Subsidiaries owns or possesses the rights to use all material patents, copyrights, trade secrets, trade names, servicemarks, trademarks and computer software used in its businesses; and neither First Place nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. First Place and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on First Place.

4.25 Administration of Fiduciary Accounts. Since December 31, 2002, First Place and its Subsidiaries have properly administered in all material respects all accounts for which they act as a fiduciary, including but not limited to accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation. Since December 31, 2002, none of First Place, any of its Subsidiaries or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on First Place.

4.26 Required Vote. No vote of the stockholders of First Place is required by law, First Place’s Certificate of Incorporation and Bylaws or otherwise to approve this Agreement and the Merger.

4.27 Transactions With Affiliates. All “covered transactions” between First Place and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.

4.28 Insurance. First Place and its Subsidiaries are presently insured, and since June 30, 2002, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by First Place and its Subsidiaries are in full force and effect, First Place and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

4.29 Off-Balance Sheet Commitments. As of September 30, 2005, First Place has no off-balance sheet commitments other than as reported on the OTS Thrift Financial Report filed with the OTS.

4.30 CRA Rating. Each of the Subsidiaries or affiliates of First Place that is an insured depository institution was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither First Place nor its Subsidiaries have received notice of and has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

4.31 Disclosure. The representations and warranties contained in this Article IV hereof do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV hereof not misleading.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Forbearances of Northern. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement or as expressly set forth on a schedule under this Article V (“Previously Disclosed”), without the prior written consent of First Place, Northern will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and First Place the goodwill of the customers of Northern and its Subsidiaries and others with whom business relations exist.

(b) Capital Stock. Other than pursuant to the Northern Options that are exercisable and are either qualified under Section 422 of the Code or will expire prior to the Effective Time which are set forth on Schedule 2.8 of the Northern Disclosure Schedules and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of any equity or debt securities or any rights or (ii) permit any additional shares of equity securities to become subject to grants of employee, director or consultant stock options or other rights.

(c) Dividends; Etc. (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Northern Common Stock, other than normal quarterly dividends in the amount of no more than $.15 per share of Northern Common Stock to be declared with record dates, within 7 days of each of March 20, 2006, June 20, 2006 and September 20, 2006 and paid to holders of Northern Common Stock on or about the last business day of the respective quarter, provided Northern has the current earnings to pay any such dividend and as of the record date the Effective Time has not occurred or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or (iii) declare any special dividend. Prior to any normal dividend as described in (i) above, Northern will consult with First Place on the timing of the declaration, record dates, and payable dates of any such dividend to be paid prior to the Effective Time.

(d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Northern or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except: (i) for renewals of employment or severance agreements in existence as of the date hereof or normal individual increases in compensation or employee benefits to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in (1) an individual annual adjustment of more than 4.5% or (2) an annual adjustment on an aggregate basis of more than 3.5%; (ii) for other changes that are required by applicable law; (iii) bonus payments to employees at such time during the year and in such amounts that are consistent with past practice of Northern and such bonus payments to employees in the aggregate do not exceed $50,000; and (iv) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 5.1(d) of the Northern Disclosure Schedules.

(e) Hiring. Hire any person as an employee of Northern or its Subsidiaries or promote any employee, except: (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 5.1(e) of the Northern Disclosure Schedules; and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of Northern or its Subsidiaries, other than any person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $40,000. The vacancies in the positions set forth on Schedule 5.1(e) that Northern intends to fill after the date hereof shall be done with the prior advice, consultation and consent of First Place, which consent shall not be unreasonably withheld.

(f) Benefit Plans. Other than making contributions to the Northern 401(k) plan not to exceed $175,000 in the aggregate for the 2005 calendar year, enter into, establish, adopt or amend, or make any contributions to (except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 5.1(f) of the Northern Disclosure Schedules), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Northern or its Subsidiaries or take any action, other than contemplated by this Agreement, to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, including investment securities, loans and OREO, unless such transaction done in the ordinary course of business consistent with past practice and in a transaction or transactions that, together with all other such transactions, is not material to Northern, except as may be necessary for Northern to comply with Section 7.2(e).

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(i) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts exceeding $10,000.

(j) Governing Documents. Amend its Articles of Incorporation, Constitution or Bylaws or similar governing documents of any of its Subsidiaries, except as may be necessary to comply with Section 7.2(e).

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP, except as contemplated in Section 6.9 hereof.

(l) Contracts. Enter into, renew, terminate, permit automatic renewal (except to the extent notice of non-renewal was required to be delivered prior to the date hereof and is set forth on Schedule 5.1(l)), amendment to or modification of any agreement for services to be provided to Northern or its Subsidiaries or any other contract that exceeds $10,000 in value.

(m) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Northern or any of its Subsidiaries is currently a party or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Northern or any of its Subsidiaries of an amount which exceeds $10,000 and/or would impose any material restriction on the business of Northern or any of its Subsidiaries or create precedent for claims that are reasonably likely to be material to Northern or otherwise have a Material Adverse Effect on Northern.

(n) Banking Operations. Enter into any new material line of business; implement, adopt or otherwise change its lending, investment, underwriting, risk (including interest rate risk policies, procedures and practices) and asset liability management and other material banking and operating policies or other Policies and Practices (as defined in Section 6.9), except as required by applicable law, regulation or policies imposed by any Governmental Entity; or file any application or make any contract with respect to branching or site location or branching or site relocation. Fail to follow its existing policies and practices with respect to managing their exposure to interest rate risk or fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risk.

(o) Derivatives Contracts. Enter into any structured transactions, securities, arbitrage or hedging activity, including use of derivatives.

(p) Indebtedness. Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank borrowings that mature within one year and securities sold under agreements to repurchase that mature within one year, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(q) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment (other than federal funds or United States Government securities or United States Government agency securities in the ordinary course of business) in each case with a term of one (1) year or less, which amount shall not individually or in the aggregate exceed $1,000,000.

(r) Loans. Except as set forth the Loan set forth on Schedule 5.1(r) which Northern has underwritten in accordance with its underwriting policies as of the date hereof, make, purchase, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, “Loans”) other than in the ordinary course of business, provided that any commercial business loan, multi-family residential loan with a principal balance in excess of $500,000 (whether individually or in the aggregate), commercial real estate loan with a principal balance in excess of $500,000 (whether individually or in the aggregate), single family owner occupied loan with a principal balance in excess of $417,000 (whether individually or in the aggregate) or any other loan with a principal balance in excess of $50,000 (whether individually or in the aggregate) cannot be originated, purchased, renewed or modified without First Place’s prior written consent which shall be deemed given if a written objection thereto is not received within two business days after delivery of written notice thereof. Purchase or commit to purchase any bulk loan portfolio. Originate, purchase or otherwise acquire any loans in excess of $150,000 from any correspondent relationship. Authorize the use of any pricing schedule for Loans (including, without limitation the Loan set forth on Schedule 5.1(r)) without the prior review and approval of First Place.

(s) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice). Foreclose on or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose on any commercial real estate if such environmental assessment indicates the presence of a Hazardous Substance in amounts which, if such foreclosure were to occur, would be a violation of applicable law or otherwise materially reduce the value of the property.

(t) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII hereof not being satisfied or (z) a material violation of any provision of this Agreement except as may be required by applicable law or regulation.

(u) Board Membership and Officers. Except as contemplated by Section 5.1(e), elect or appoint (i) any person to the board of directors of Northern who is not a director serving on the Northern board of directors as of the date hereof, or (ii) any person to serve as an officer of Northern who is not already serving in such position as of the date of this Agreement, or (iii) any existing officer or director of Northern to serve in a different capacity or position than such person holds as of the date of this Agreement.

(v) Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof, pay, lend or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation in the ordinary course of business consistent with past practice.

(w) Northern Advertising. Materially reduce, diminish or otherwise materially adversely affect the existing level, quality and frequency of advertising, commercials and/or other promotional campaigns for Northern or any Subsidiary.

(x) Broad Communications. Issue any broadly distributed communication of a general nature to its customers or employees (including, without limitation, any general communications relating to benefits or compensation in connection with or following the Merger), except for (i) written or oral communications in the ordinary course of business that do not relate in any manner to the Merger or (ii) written or oral communications about the Merger consistent with information publicly available through approved press releases (as provided herein) or through SEC or OTS regulatory filings.

(y) No New Subsidiaries. Establish, acquire or otherwise create any new entity or otherwise enter into any joint venture or other association. Change, alter or modify the business or operations of any existing Subsidiaries, except as contemplated by Section 7.2(e).

(z) Tax Related Provisions. Make any elections, or change current elections, with respect to Taxes affecting Northern without prior written consent of First Place, which consent shall not be unreasonably withheld.

(aa) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

5.2 Forbearances of First Place. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Northern, First Place will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) take any action that is intended or its reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, except as may be required by applicable law or regulation, (y) any of the conditions to the Merger that are set forth in Article VII hereof not being materially satisfied, except as may be required by applicable law or regulation, (z) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation, (aa) acquire any entity whereby the consideration paid by First Place would cause First Place’s regulatory capital ratios to fall below “well capitalized” upon completion of any such acquisition, or (bb) enter into a transaction providing for the disposition of substantially all of the assets of First Place.

(b) Dividends; Etc. As to First Place only, declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions to its stockholders.

(c) Governing Documents. Amend First Place’s certificate of incorporation or bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Northern Common Stock.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the Merger, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other Party hereto to that end. First Place agrees to advise Northern, promptly of the receipt of the last Requisite Regulatory Approval (as defined below).

6.2 Stockholder Approval. Northern agrees to take, in accordance with applicable law and its Articles of Incorporation, Constitution and Bylaws, all action necessary to convene as soon as reasonably practicable a special meeting of its stockholders to consider and vote upon the approval of this Agreement, the Bank Merger Agreement and any other matters required to be approved by Northern’s stockholders for consummation of the Merger (including any adjournment or postponement, the “Northern Stockholder Meeting”). Except with the prior approval of First Place, no other matters shall be submitted for the approval of Northern stockholders at the Northern Stockholders Meeting. The Northern board of directors shall at all times from the date hereof through the Closing Date accurately convey, whether in writing or orally, to its stockholders or any third party the recommendation of the Northern board of directors of its approval of the Merger, this Agreement and the transactions contemplated thereby and shall take all reasonable lawful action to solicit such approval by its stockholders; provided that nothing in this Agreement shall prevent the Northern board of directors from withholding, withdrawing, amending or modifying its recommendation if the Northern board or directors determines, after consultation with its outside counsel and financial advisors, that such action is legally required in order for the directors to comply with their fiduciary duties to the Northern stockholders under applicable law; provided, further, that Section 6.8 hereof shall govern the withholding, withdrawing, amending or modifying of such recommendation in the circumstances described therein.

6.3 Registration Statement.

(a) First Place agrees to prepare an S-4 or other applicable registration statement to be filed by First Place with the SEC in connection with the issuance of First Place Common Stock in the Merger (including the Proxy Statement and other proxy solicitation materials of Northern constituting a part thereof and all related documents). Northern shall prepare and furnish such information relating to it and its directors, officers and stockholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and Northern, and its legal, financial and accounting advisors, shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed) the S-4 prior to its filing. Northern agrees to cooperate with First Place and First Place’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the S-4 and the Proxy Statement. Provided that Northern has cooperated as described above, First Place agrees to file, or cause to be filed, the S-4 with the SEC as promptly as reasonably practicable and, with the assistance of Northern, respond to any SEC comments. Each of Northern and First Place agrees to use its reasonable best efforts to cause the S-4 to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. First Place also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the S-4 is declared effective under the

Securities Act, Northern shall promptly mail at its expense the Proxy Statement to all of its stockholders and agrees to use a professional proxy solicitor to assist with obtaining the vote of its stockholders to approve the Merger and the Agreement.

(b) Each of Northern and First Place agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 shall, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to stockholders and at the time of the Northern Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Northern and First Place further agrees that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the S-4 or the Proxy Statement.

(c) First Place agrees to advise Northern, promptly after First Place receives notice thereof, of the time when the S-4 has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Place Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent First Place is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the S-4 or for additional information.

6.4 Regulatory Filings.

(a) Each of First Place, the Bank and Northern shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the Merger and the other transactions contemplated hereby; and any initial filings with Governmental Entities shall be made by First Place as soon as reasonably practicable after the execution hereof. Each of First Place and Northern shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed), and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Entity in connection with the Merger. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Merger, and each party shall keep the other parties apprised of the status of material matters relating to completion of the Merger.

(b) Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries (if applicable), directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their Subsidiaries (if applicable) to any third party or Governmental Entity.

6.5 Press Releases. Northern and First Place shall consult with each other before issuing any press release or filing any Form 8-K with respect to the Merger or this Agreement and neither Northern nor First Place shall issue any press release or file any Form 8-K with respect to the Merger or this Agreement or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that Northern or First Place may, without the prior consent of the other party (but after consultation with such party, to the extent practicable under the circumstances), issue such press release, file such Form 8-K or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of Nasdaq. First Place and Northern will issue a joint press release with respect to the Merger or this Agreement as soon as practicable after this Agreement is fully executed. Northern and First Place shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other party.

6.6 Access; Information.

(a) Northern agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford First Place and First Place’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel of Northern and to such other information relating to Northern as First Place may reasonably request and, during such period, it shall furnish promptly to First Place all information concerning the business, properties and personnel of Northern as First Place may reasonably request, subject to applicable law.

(b) First Place agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Northern and its authorized representatives access (during normal business hours) to First Place’s personnel, books and records as Northern may reasonably request.

(c) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.6 hereof (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the Merger. Subject to the requirements of law, each party shall keep confidential, and shall cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.6 hereof (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from publicly available sources. In the event that this Agreement is terminated or the Merger shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party that furnished the same. No investigation by any party of the business and affairs of any other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the Merger.

6.7 Affiliates. Northern shall use its reasonable best efforts to identify those persons who may be deemed to be Northern Affiliates and to cause each person so identified to deliver to First Place as soon as practicable, and in any event 10 days prior to the date of the Northern Stockholders Meeting, a written agreement to comply with the requirements of Rule 145 under the Securities Act in connection with the sale or other transfer of First Place Common Stock received in the Merger, which agreement shall be in the form attached hereto as Annex B (the “Affiliate Letter”).

6.8 Acquisition Proposals. Northern agrees that it shall not, and that it shall direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Northern, or any purchase of all or substantially all of the assets of Northern or more than 10% of the outstanding equity securities of Northern (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”). Northern further agrees that it shall not, and that it shall direct and use its reasonable best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Northern or the Northern board of directors from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefore by a Person who has made an unsolicited bona fide written Acquisition

Proposal if the Northern board of directors receives from the Person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal or (D) voting to recommend such an Acquisition Proposal to the stockholders of Northern, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, (i) the Northern board of directors determines in good faith following consultation with its outside legal counsel and financial advisors that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) the Northern board of directors determines in good faith following consultation with its outside legal counsel and financial advisors that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Northern’s stockholders from a financial point of view than the Merger. An Acquisition Proposal which is received and considered by the Northern board of directors in compliance with this Section 6.8 hereof, and upon board approval of the Acquisition Proposal and meeting the requirements set forth in clauses (A), (B), (C) and (D) of the preceding sentence is herein referred to as a “Superior Proposal.” Northern agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. Northern agrees that it will promptly notify (which notification shall not more than 24 hours after the earlier of actual knowledge or receipt of such inquiry, proposal, offer or request) First Place if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Northern or any of its representatives.

6.9 Certain Policies. Northern shall as reasonably requested work with First Place and the Bank to develop new and revised loan, OREO, investment portfolio, accrual, reserve, tax, litigation and real estate valuation policies and practices of Northern (including loan classifications and levels of reserves) (collectively the “Policies and Practices”) to facilitate the implementation of Policies and Practices at the Effective Time that will be consistent First Place and the Bank.

6.10 Nasdaq Listing. First Place agrees to use its reasonable best efforts to list, prior to the Effective Time, on the Nasdaq National Market the shares of First Place Common Stock to be issued in connection with the Merger.

6.11 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, First Place and its Subsidiaries (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of Northern, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Northern or is or was serving at the request of Northern as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger, to the fullest extent which such Indemnified Parties would be entitled under the Northern Articles of Incorporation, Constitution and Bylaws, and/or any agreement, arrangement or understanding which is set forth and described on Schedule 6.11(a) of the Northern Disclosure Schedules, in each case as in effect on the date hereof.

(b) Any Indemnified Party wishing to claim indemnification under this Section 6.11 hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the

Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder to the extent that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c) Prior to Effective Time, First Place shall cause the persons serving as directors and officers of Northern immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by Northern for a period of six years after the Effective Time (provided that First Place may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to Northern’s existing coverage limits) with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall First Place be required to expend for any one year an amount in excess of 150% of the aggregate premiums paid by Northern in 2005 on an annualized basis for such purpose (which aggregate premiums on an annualized basis are disclosed in Schedule 6.11(c) of the Northern Disclosure Schedules) (the “Insurance Amount”), and further provided that if First Place is unable to maintain or obtain the insurance called for by this Section 6.11 hereof as a result of the preceding provision, First Place shall use its reasonable best efforts to obtain the most advantageous coverage as is available for the Insurance Amount.

(d) If First Place or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of First Place or the surviving company shall assume the obligations set forth in this Section 6.11 hereof prior to or simultaneously with the consummation of such transaction.

(e) The provision of this Section 6.11 shall survive for up to six years after the Closing Date.

6.12 Benefit Plans.

(a) First Place shall take all reasonable action so that either contemporaneous with or as soon as administratively practicable after the Effective Time, employees of Northern immediately prior to the Effective Time who continue as employees of Northern (or become employees of First Place or any of its Subsidiaries) after the Effective Time shall be entitled to: (i) coverage under those employee benefit plans (as the term is defined in Section 3 of ERISA) of First Place set forth on Schedule 4.11(a) of the First Place Disclosure Schedules that are substantially comparable to benefits provided under the employee benefit plans of Northern that were in effect on the date hereof and set forth on Schedule 3.11(a) of the Northern Disclosure Schedules; (ii) participate in the First Place Employee Stock Ownership Plan (“First Place ESOP”) in accordance with the terms of the First Place ESOP beginning in January 2007; and (iii) credit for their consecutive years of employment by Northern up to the Effective Time for purposes of any eligibility, vesting and benefit accrual or allocation requirements under the First Place employee benefit plans to be provided as described in Sections 6.12(a)(i) and 6.12(a)(ii). Nothing herein shall limit the ability of First Place to amend or terminate any of Northern’s benefit plans in accordance with their terms at any time, provided such termination is permitted under and conducted in accordance with applicable law.

(b) At and following the Effective Time, First Place shall honor or cause Northern to honor, as applicable, and Northern or First Place, as applicable, shall continue to be obligated to perform, in accordance with their terms, the contractual rights of current and former employees of Northern existing as of the Effective Time, including any severance, employment or “change-in-control” agreements of Northern set forth on Schedule 3.16(a) of the Northern Disclosure Schedules, in each case as the same may be modified or terminated in accordance with the applicable terms thereof. The severance or termination payments which are payable pursuant to such agreements, plans or policies of Northern (which have been quantified in reasonable detail as of the date hereof) are set forth in Schedule 6.12(b) of the Northern Disclosure Schedules and shall be subject to the limitations under Section 280(G) and 409(A) of the Code.

(c) After the Effective Time and upon employment with First Place and its Subsidiaries, First Place shall cause medical, dental or health plans of First Place or any of its Subsidiaries, to (i) provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous plan of Northern’s prior to the Effective Time. The Northern employee who continues employment with Northern or accepts employment with First Place or its Subsidiaries at the Effective Time shall not be excluded from participation in the First Place or Subsidiary medical plan due to such employee’s medical condition(s) that may have existed prior to the Effective Time. First Place shall assume full responsibility for providing COBRA continuation coverage to current and former Northern employees who are M&A Qualified Beneficiaries as the term is defined in Treas. Reg. §§ 54.4980B-1 – B-10.

(d) Those employees (other than employees listed in Schedule 6.12(d)(ii) of the First Place Disclosure Schedules (to be provided prior to the Closing) and/or temporary and/or co-operative employees) of Northern who are (i) terminated at the Effective Time; (ii) identified by First Place for inclusion in a force reduction as a result of the pending Merger and who sign and deliver a termination and release agreement in the form acceptable to First Place or (iii) continue as an employee of Northern or are hired by First Place or the Bank at the Effective Time but terminated within one year of the Effective Time, shall be entitled to severance pay equal to two weeks of pay for each full year of service with Northern, First Place or the Bank, as applicable, subject to a minimum of four weeks and a maximum of thirty weeks. Such payments will be made by First Place within 30 days after the later of the Effective Time or the date the release, if required, becomes effective or the negotiated date of termination after the Effective Time. Employees employed by more than one corporation shall be eligible for severance pay based only on the corporation with which they have the longest service. If any corporation employing the employee also has a severance pay plan, any amounts paid pursuant to that plan shall reduce the amount that the employee will receive under this Section 6.12(d) and in no event shall there be any duplication of severance pay. Nothing contained in this Section 6.12(d) hereof shall be construed or interpreted to limit or modify in any way First Place’s at will employment policy or provide any third party beneficiary rights to employees of Northern. In no event shall severance pay be taken into account in determining the amount of any other benefit (including but not limited to, an individual’s benefit under any pension plan). If, by reason of the controlling plan document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay period.

(e) Within 30 days after the Effective Time and upon receiving an executed receipt and release on or before the Closing Date from (i) a Northern employee listed on Schedule 6.12(e)(i) of the First Place Disclosure Schedule (to be provided prior to the Closing), First Place will pay the amount determined by the agreement to which such Northern Employee is a party set forth on Schedule 3.11 of the Northern Disclosure Schedule to such Northern Employee, which amount shall be the full and only payment due to such Northern Employee with respect to such agreement, and (ii) a Northern employee listed on Schedule 6.12(e)(ii) of the First Place Disclosure Schedule (to be provided prior to Closing), First Place will pay the amount determined in accordance with Section 6.12(d) hereof to such Northern Employee, which amount shall be the full and only payment due to such Northern Employee with respect to his or her termination of employment.

6.13 Notification of Certain Matters. Each of Northern and First Place shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it and its respective Subsidiaries (if applicable) taken as a whole or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

6.14 Subsequent Current, Interim and Annual Financial Statements. First Place will deliver to Northern and Northern will deliver to First Place (delivered to First Place no later than March 31, 2006) their respective Annual Reports on Form 10-K for the year ending June 30, 2006 and December 31, 2005, respectively, as filed with the SEC under the Exchange Act by First Place and as filed with the OTS by Northern. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement, First Place will deliver to Northern and Northern will deliver to First Place their respective Quarterly Reports on Form 10-Q, as filed with the SEC under the Exchange Act by First Place and as filed with the OTS by Northern. As soon as reasonably available, but in no event more than one business day after filing, First Place will deliver to Northern and Northern will deliver to First Place their respective Current Reports on Form 8-K, as filed with the SEC under the Exchange Act by First Place and as filed with the OTS by Northern.

6.15 Board and Loan Committee Visitation Rights. Northern shall allow one representative designated by First Place to attend all meetings of Northern’s board of directors in a nonvoting capacity, and in connection therewith, Northern shall give such representative copies of all notices, minutes, consents and other materials, financial or otherwise, which Northern provides to its board of directors. Northern shall also allow one representative of First Place to attend all meetings of Northern loan committee in a nonvoting capacity, and in connection therewith, Northern shall give such representative copies of all notices, minutes, consents and other materials, financial or otherwise, which Northern provides to its loan committee, provided, however, that Northern may exclude the representative of First Place from access to any meeting or materials, or portion thereof, if a majority of the Northern board of directors determines, in good faith, that such exclusion is reasonably necessary to (i) preserve attorney-client privilege or (ii) to protect confidential or proprietary information that First Place does not contractually have the right to have access to under the terms of this Agreement.

6.16 Establish Elyria Advisory Board. The Bank shall establish, by resolution of the board of directors which shall become effective at the Effective Time, a regional advisory board (“Elyria Advisory Board”) that will have the responsibility of providing advice to the Bank board of directors and the Northern board of directors about the Northern business and operations, market area, regional economic conditions and such other advisory responsibilities as determined by the Bank board of directors or the Northern Board of Directors. This Elyria Advisory Board shall be comprised of the current directors of Northern set forth on Schedule 6.16, with each member serving for a one (1) year term beginning at the Effective Time. The Chairman of the Elyria Advisory Board shall be Mr. Neal Hubbard. Each member of the Elyria Advisory Board shall receive a fee of $2,000.00 for each quarterly meeting attended.

6.17 Current Information. During the period from the date of this Agreement to the Effective Time, Northern will cause one or more of its designated representatives to notify on a regular and frequent basis (not less than monthly) representatives of First Place and to provide a written report, to the extent such information has not been provided to a representative of First Place in connection with his or her attendance at a meeting of Northern’s board of directors or loan committee, of (i) the general status of the ongoing operations of Northern and its Subsidiaries; (ii) the status of, and the action proposed to be taken with respect to, those Loans held by it as well as its non-performing assets; (iii) the origination of all Loans; (iv) changes in its deposit balances equal to or more than $3.5 million; and (v) any material changes in its pricing of deposits. Northern shall also provide to First Place, within ten days after the end of each calendar month, a monthly consolidated balance sheet, income statement and cash flows, beginning with the month ended January 2006. During the period from the date of this Agreement to the Effective Time, First Place will cause one or more of its designated representatives to notify on a regular and frequent basis (not less than monthly) representatives of Northern to report the general status of the ongoing operations of First Place and the Bank. Northern will promptly notify First Place, and First Place and

Bank will promptly notify Northern, of any material change in the normal course of its business or in the operation of its properties and all regulatory communications and governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the initiation or the threat of litigation or any adverse legal proceedings involving itself, and will keep First Place or Northern, as applicable, fully informed of such events.

6.18 Execution and Authorization of Bank Merger Agreement. After the Effective Time, (a) First Place shall (i) cause the board of directors of the Bank and Northern to approve the Bank Merger Agreement, (ii) cause the Bank and Northern to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of the Bank and Northern. As of the Closing Date, First Place intends to operate the Northern operations as in effect immediately prior to the Effective Time, under the “Northern Savings and Loan Company” name, as a division of First Place Bank, which may be discontinued in First Place’s sole discretion at any time after December 31, 2006, or such earlier time as may be required under applicable law or regulatory authorities.

6.19 Notice of Transactions. First Place will provide Northern prior written notice of acquisitions by it to acquire, an interest in any company or business (whether by a purchase of assets, purchase of stock or merger), (each an “Acquisition” for purposes of this Section 6.19 only), involving an aggregate consideration exceeding $5.0 million.

6.20 Termination of Northern 401(k) Plan. If requested in writing by First Place, the board of directors of Northern shall take action to terminate the Northern 401(k) plan immediately prior to the Effective Time, with such termination to take effect at the Effective Time. The Northern 401(k) plan shall be terminated by Northern consistent with the Northern 401(k) plan’s governing documents and in compliance with ERISA, the Code and any other applicable law, rule or regulation governing such plan. Northern shall prepare and submit immediately prior to the Effective Time an application to the IRS for a determination of the Northern 401(k) plan’s qualification upon plan termination.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable law, written waiver by the parties hereto at or prior to the Effective Time each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the holders of at least a two-thirds of the outstanding shares of Northern Common Stock entitled to vote thereon.

(b) Nasdaq Stock Market Listing. The shares of First Place Common Stock, which shall be issued to the stockholders of Northern upon consummation of the Merger, shall have been authorized for listing on the Nasdaq Stock Market, subject to official notice of issuance.

(c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity, which prohibits, restricts or makes illegal consummation of the Merger.

(f) Federal Tax Opinion. First Place and Northern shall have received an opinion of Patton Boggs LLP, counsel to First Place (“First Place’s Counsel”), in form and substance reasonably satisfactory to both First Place and Northern, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, First Place’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of First Place, the Bank, Northern and others, reasonably satisfactory to such counsel.

(g) No Burdensome Condition. None of the Requisite Regulatory Approvals shall impose any term, condition or restriction upon First Place, Northern, the Bank or any of their respective Subsidiaries (if applicable) that First Place, or Northern, in good faith, reasonably determines would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to First Place or Northern as to render inadvisable in the reasonable good faith judgment of First Place or Northern, the consummation of the Merger (a “Burdensome Condition”).

7.2 Conditions to Obligations of First Place and the Bank. The obligation of First Place and the Bank to effect the Merger is also subject to the satisfaction or waiver by First Place at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Northern set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. First Place shall have received a certificate dated as of the Closing Date signed on behalf of Northern by the Chief Executive Officer and the Chief Financial Officer of Northern to the foregoing effect.

(b) Performance of Obligations of Northern. Northern shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and First Place shall have received a certificate dated as of the Closing Date signed on behalf of Northern by the Chief Executive Officer and the Chief Financial Officer of Northern to such effect.

(c) Receipt of Option Cancellation Agreements etc... Northern shall have delivered executed Option Cancellation Agreements from all of the Northern Optionholders at or prior to the Effective Time. None of the Northern Options that shall be cancelled and converted at the Effective Time as provided in Section 2.8 are Deep-in-the-Money Options (as defined hereafter). “Deep-in-the-Money Options” shall mean Northern Options, which have not expired and were not exercised immediately prior to the Effective Time, with an exercise price of 30% or less of the Northern Common Stock market price as of the date each Northern Option was granted.

(d) Receipt of Voting Agreements. Northern shall have delivered executed voting agreements on the date of this Agreement from its executive officers and directors listed on Schedule 3.38 of the Northern Disclosure Schedules.

(e) Dissolve Service Corporation and Northern Title. Prior to the Closing Date, Northern shall have dissolved the Service Company and withdrawn and or terminated any registration or qualification of the Service Company with any federal, state or local governmental agency. Northern Title shall have been dissolved on or before January 31, 2006.

(f) Consents Under Agreements. The consent, approval or waiver of each person as set forth on Schedule 3.16 of the Northern Disclosure Schedules.

(g) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(h) Dissenting Shares. Dissenting Shares shall not represent 10% or more of the outstanding Northern Common Stock.

(i) Termination of the Northern 401(k) Plan. Northern shall have terminated the Northern 401(k) plan in accordance with Section 6.20.

(j) Other Actions. Northern shall have furnished First Place with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.2 hereof as First Place may reasonably request.

7.3 Conditions to Obligations of Northern. The obligation of Northern to effect the Merger is also subject to the satisfaction or waiver by Northern at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of First Place set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Northern shall have received a certificate dated as of the Closing Date signed on behalf of First Place by the Chief Executive Officer and the Chief Financial Officer of First Place to the foregoing effect.

(b) Performance of Obligations of First Place. First Place shall have performed, or as may be necessary cause its Subsidiaries to perform, in all material respects all obligations required to be performed by it or its Subsidiaries under this Agreement at or prior to the Closing Date, and Northern shall have received a certificate dated as of the Closing Date signed on behalf of First Place by the Chief Executive Officer and the Chief Financial Officer of First Place to such effect.

(c) Supplement to this Agreement. First Place shall have delivered the supplement to this Agreement in substantially the form attached hereto as Annex C (the “Supplement”) executed by First Place and First Place Merger-Sub, providing for First Place Merger-Sub to join as a Party to this Agreement, and additional representations, warranties and covenants for First Place and First Place Merger-Sub relating thereto as referenced in the Supplement.

(d) Entering into Employment Agreement. First Place or its Subsidiaries entering into an employment agreement with Mr. Neal Hubbard, with such agreement having mutually acceptable terms and conditions.

(e) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an injunction shall be pending.

(f) Deposit of Cash and Stock Consideration. First Place shall have deposited with the Exchange Agent the Cash Consideration and the Stock Consideration to be paid to holders of Northern Common Stock pursuant to Article II hereof.

(g) Other Actions. First Place shall have furnished Northern with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.3 hereof as Northern may reasonably request.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Northern:

(a) Mutual Consent. By mutual consent of Northern and First Place in a written instrument, if the board of directors of each so determines by a two-thirds vote of the members of its entire board;

(b) No Regulatory Approval. By either First Place or Northern upon written notice to the other party (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) hereof if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement; or (iii) there shall be a Burdensome Condition upon First Place, the Bank, or Northern.

(c) Delay. By either First Place or Northern if the Merger shall not have been consummated on or before September 30, 2006, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth herein;

(d) Northern Stockholder Approval. By either First Place or Northern if any approval of the stockholders of Northern required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

(e) Material Breach of Representations. By either First Place or Northern (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured within 30 days after notice with the breaching party failing to diligently pursue a cure to completion. No representation or warranty of Northern or First Place shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty has had or is reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “knowledge” shall mean, with respect to a party hereto, actual knowledge of any officer of that party with the title, if any, ranking not less than senior vice president and that party’s in-house counsel, if any. “Material Adverse Effect” means, for purposes of this Agreement, any effect that (i) is material and adverse to the business, properties, assets, liabilities, results of operations or financial condition of such Party and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of First Place or Northern to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in thrift, banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates, (b) changes in GAAP or regulatory accounting requirements applicable to thrifts, banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement, (e) actions or omissions of First Place or Northern taken with the prior written consent of Northern or First Place, as applicable, in contemplation of the transactions contemplated hereby, (f) the payments of any amounts due, or the provision of any benefits to, any officer or employee under employment, change-in-control or severance agreements as of the date hereof, and (g) acts of terrorism or war.

(f) Material Breach of Covenants. By either First Place or Northern (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) hereof unless such breach shall have a Material Adverse Effect, as defined in Section 8.1(e) hereof, on the other party.

(g) Failure to Recommend. By First Place, if (i) the board of directors of Northern do not recommend in the Proxy Statement that its stockholders adopt this Agreement; (ii) after recommending in the Proxy Statement that stockholders adopt this Agreement, the board of directors shall have withdrawn, modified or qualified such recommendation in any respect adverse in any respect to the interest of First Place or (iii) Northern fails to call, give proper notice of, convene and hold the Northern Stockholder Meeting.

(h) Certain Tender or Exchange Offers. By First Place if a tender offer or exchange offer for 20% or more of the outstanding shares of Northern Common Stock is commenced (other than by First Place or a Subsidiary thereof), and the Northern board of directors recommends that the stockholders of Northern tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within the ten-business day period specified in Rule 14e-2(a) under the Exchange Act.

(i) Superior Proposal. At any time prior to the Northern Stockholder Meeting, by Northern in order to concurrently enter into an acquisition agreement or similar agreement (each, an “Acquisition Agreement”) with respect to a Superior Proposal which has been received and considered by Northern and the Northern board of directors in full compliance with all of the requirements of Section 6.8 hereof, provided, however, that this Agreement may be terminated by Northern pursuant to this Section 8.1(i) hereof only after the fifth business day following Northern’s provision of written notice to First Place advising First Place that the Northern board of directors is prepared to accept a Superior Proposal, and only if, during such five-business day period, First Place does not, in its sole discretion, make an offer to Northern that the Northern board of directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable to Northern and its stockholders as the Superior Proposal.

(j) Decrease in Average Share Price. By the board of directors of Northern, upon written notice to First Place, at any time during the five day period commencing two days after the Determination Date (as defined below), provided both of the following conditions have been satisfied: (i) the Average Closing Price of First Place Common Stock on the Determination Date is less than $21.03 (such amount is referred to herein, as the “First Place Floor Price”); and (ii) (A) the quotient obtained by dividing the Average Closing Price of First Place Common Stock on the Determination Date by First Place’s Starting Date Closing Price (the “First Place Ratio”) is less than (B) the quotient obtained by dividing the Index Price as of the Determination Date by the Index Price as of the Starting Date and subtracting 0.175 from the quotient in this clause (ii)(B) (such number being referred to herein as the “First Place Index Ratio”). If written Notice is not received by First Place within the required notice period in this paragraph, then Northern’s right to terminate this Agreement under this Section 8.1(j) shall expire.

Notwithstanding the foregoing provisions of this Section 8.1(j), if Northern elects to exercise its termination right pursuant to this Section 8.1(j) it shall give prompt written notice to First Place; provided, however, that such notice of election to terminate may be withdrawn by Northern at any time within the above-referenced five-day period. In the event that Northern gives notice of its intention to exercise the termination provisions of this Section 8.1(j), First Place shall have the option, exercisable within five (5) business days receipt thereof, to increase the Exchange Ratio to equal the lesser of (i) a number (rounded to three decimals) equal to a quotient, the numerator of which the First Place Floor Price multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price of First Place Common Stock, and (ii) a number (rounded to three decimals) equal to a quotient, the numerator of which is the First Place Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the First Place Ratio within five (5) business days after receipt of such notice. If First Place elects to exercise its option to increase the consideration in accordance with the terms of the previous sentence within the aforementioned five business day period, it shall give prompt written notice to Northern of such election and the revised Exchange Ratio, at which time the Northern board of directors shall have no further right to terminate this Agreement pursuant to this Section 8.1(j), and this Agreement shall remain in effect in accordance with its terms (except the Exchange Ratio shall have been modified as provided in this Section 8.1(j)), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as so adjusted.

For purposes of this Section 8.1(j), the following terms shall have the meanings indicated:

“Average Closing Price” means the average of the daily last sale prices of First Place Common Stock as reported on the Nasdaq National Market (excluding sale prices of First Place Common Stock during extended-hours trading) for the ten consecutive full trading days in which such shares are traded on the Nasdaq National Market ending at the close of trading on the Determination Date.

“Determination Date” means the date that the last Requisite Regulatory Approval required for consummation of the Merger shall be received.

“Index Group” means the bank holding companies listed on Annex D, the common stock of all of which shall be publicly traded and as to which there shall not have been, since between the Starting Date and the Determination Date, an announcement of a proposal for such company to be merged with another unaffiliated company, acquired by an unaffiliated company or for such company to acquire another unaffiliated company or companies in transactions with an aggregate value exceeding 10% of the acquiror’s market capitalization as of the Starting Date. In the event that the common stock of any such company ceases to be publicly traded or any such announcement is made with respect to any such company, such company will be removed from the Index Group, and the weights (which have been determined based on the market capitalization as of the Start Date) redistributed proportionately for purposes of determining the Index Price. The bank holding companies and the weights attributed to them are set forth on Annex D hereto.

“Index Price” on a given date means the weighted average (weighted in accordance with the factors listed above) of the closing prices on such date of the companies comprising the Index Group.

“Starting Date” means the last full day on which the Nasdaq National Market was open for trading prior to the execution of this Agreement.

If First Place or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(j).

8.2 Effect of Termination.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII hereof, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in this Section 8.2, Section 9.3 and 9.4 hereof and (ii) that termination will not relieve a breaching party from liability for any fraudulent or willful breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

(b) In recognition of the efforts, expenses and other opportunities foregone by First Place while structuring and pursuing the Merger, the Parties hereto agree that Northern shall pay to First Place a termination fee of $3.5 million in the manner set forth below if:

(i) this Agreement is terminated by First Place pursuant to Section 8.1 (g) or (h) hereof; or

(ii) this Agreement is terminated by Northern pursuant to Section 8.1(i) hereof.

(c) In addition, if this Agreement is terminated pursuant to Section 8.1(d), the Parties hereto agree that: (i) Northern shall pay to First Place a termination fee of $500,000; and (ii) if First Place has actual out-of-pocket costs and expenses that relate to its entering into this Agreement and performing its obligations under this Agreement (“Transaction Expenses”) that exceed $500,000, then Northern shall pay to First Place an additional amount that is equal to the difference of First Place’s Transaction Expenses and $500,000, with such payment by Northern to First Place under this Section 8.1(c)(ii) being capped at $250,000.

(d) “Termination Fee” as used in this Section 8.2 shall mean the amounts to be paid by Northern to First Place under Sections 8.2(b) and 8.2(c) hereof. In the event a Termination Fee shall become payable pursuant to this Sections 8.2(b) or 8.2(c) hereof, the Termination Fee shall be paid within one business day following the date of termination of this Agreement. Any amount that becomes payable pursuant to this Sections 8.2(b) and 8.2(c) hereof shall be paid by wire transfer of immediately available funds to an account designated by First Place. Except as provided in Section 8.2(a)(ii) hereof, the sums paid under this Sections 8.2(b) and 8.2(c) hereof shall be the sole remedy available to First Place in the event of a termination of this Agreement under Section 8.2(b)(i) or (ii) or Section 8.2(c) hereof.

(e) Northern and First Place agree that the agreements contained in Sections 8.2(b) and 8.2(c) hereof are an integral part of the transactions contemplated by this Agreement, that without such agreement First Place would not have entered into this Agreement and that such amounts do not constitute a penalty or liquidated damages in the event of a breach of this Agreement by Northern. If Northern fails to pay First Place the amounts due under Sections 8.2(b) or 8.2(c) hereof within the time periods specified in this Section, then Northern shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by First Place in connection with any action in which First Place prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (the “Closing Date”), at the offices of First Place’s counsel unless another time, date or place is agreed to in writing by the parties hereto.

9.2 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, subject to Northern’s consent, which consent shall not be unreasonably withheld or delayed, prior to the Effective Time, First Place shall be entitled to revise the structure of the Merger and related transactions provided that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax-free reorganizations within the meaning of Section 368(a) of the Code, and not subject any of the stockholders of Northern to adverse tax consequences or change the amount of consideration to be received by such stockholders, (ii) be capable of consummation in as timely a manner as the structure contemplated herein and (iii) not otherwise be prejudicial to the interests of the stockholders of Northern. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure, provided any such amendment in substance complies with the requirements of this Section 9.2.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time (except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.6(c), 8.1, 8.2 and this Article IX hereof, which shall survive any such termination). The representations, warranties, agreements and covenants contained in this Agreement shall not be deemed to be terminated or extinguished so as to deprive any Party hereto or any of their affiliates of any defense at law or in equity which otherwise would be available against the claims of any person.

9.4 Expenses. Except as costs and expenses may be payable pursuant to Section 8.2 hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel shall be paid by the party incurring such expense, provided, however, that all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger and other transactions contemplated thereby shall be borne by First Place.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to First Place, to:

First Place Financial Corp.

185 East Market Street

Warren, Ohio 44481

Attention: Steven R. Lewis

President and Chief Executive Officer

with a copy to:

Patton Boggs LLP

2550 M Street, N.W.

Washington, D.C. 20037

Attention: Joseph G. Passaic, Jr.

(b)	if to Northern, to:

The Northern Savings and Loan Company

200 Middle Avenue

Elyria, Ohio 44036

Attention: Neal Hubbard

President and Chief Executive Officer

with a copy to:

Baker & Hostetler LLP

3200 National City Center

1900 East Ninth Street

Cleveland, Ohio 44114

Attention: Robert A. Weible and Suzanne K. Hanselman

9.6 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 27, 2006.

9.7 Entire Agreement. This Agreement (including the disclosure schedules, annexes, exhibits, documents and other instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to any applicable conflicts of law. Any action or proceeding seeking to enforce any provision of, or based on any claims for equitable relief arising out of this Agreement or the transaction contemplated hereby may be brought against any of the parties only in the United States District Court for the Northern District of Ohio and if the parties do not have standing for such federal court, then to the Cuyahoga County Court of Common Pleas and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

9.9 Enforcement of the Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10 Severability. Except to the extent that application of this Section 9.10 hereof would have a Material Adverse Effect on Northern or First Place, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision, which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.11 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after adoption of this Agreement by the stockholders of Northern; provided, however, that after adoption of this Agreement by Northern’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Northern stockholders hereunder other than as contemplated by this Agreement or as otherwise required by applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

9.13 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, First Place, the Bank and Northern have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIRST PLACE FINANCIAL CORP.

By:	/s/ STEVEN R. LEWIS
Name: Title:	Steven R. Lewis President and Chief Executive Officer

FIRST PLACE BANK

By:	/s/ STEVEN R. LEWIS
Name: Title:	Steven R. Lewis Chief Executive Officer

THE NORTHERN SAVINGS AND LOAN COMPANY

By:	/s/ NEAL HUBBARD
Name: Title:	Neal Hubbard President and Chief Executive Officer

Annex II

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

January 27, 2006

Board of Directors

The Northern Savings and Loan Company

200 Middle Avenue

Elyria, OH 44035

Gentlemen:

The Northern Savings and Loan Company (“Northern Savings”) and First Place Financial Corp. (“First Place”) and First Place Bank (the “Bank”) have entered into an Agreement and Plan of Merger, dated as of January 27, 2006 (the “Agreement”), pursuant to which a to-be-formed subsidiary of First Place (the “First Place Merger Sub”) will be merged with and into Northern Savings (the “Merger”), with Northern Savings as the surviving entity, as a wholly-owned subsidiary of First Place, operating under its existing name until the completion of the merger of the Northern Savings with and into the Bank. Under the terms of the Agreement, upon consummation of the Merger, each share of Northern Savings common stock, no par value, issued and outstanding immediately prior to the Merger (the “Northern Common Stock”), other than certain shares specified in the Agreement, will be converted into, and cancelled in exchange for, the right to receive, at the election of the holder thereof and subject to certain potential adjustments (a) cash in an amount equal to $29.00 per share (the “Per Share Cash Consideration”), without interest or (b) 1.138 shares (the “Per Share Stock Consideration” or the “Exchange Ratio”) of First Place common stock, par value $0.01 per share (the “First Place Common Stock”), subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that no more than 20% of the total consideration will be in cash and that no less than 80%, but no more than 90%, of the Northern Common Stock will be converted into the right receive the Per Share Stock Consideration. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Aggregate Merger Consideration to the holders of the Northern Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Northern Savings that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of First Place that we deemed relevant; (iv) internal financial projections for Northern Savings for the years ending

II-1

Board of Directors

The Northern Savings and Loan Company

January 27, 2006

December 31, 2006 and December 31, 2007 prepared by and reviewed with senior management of Northern Savings; (v) earnings per share estimates for First Place for the fiscal years ending June 30, 2006 and June 30, 2007 published by I/B/E/S and discussed with the management of First Place; (vi) the pro forma financial impact of the Merger on First Place, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Northern Savings and First Place; (vii) the publicly reported historical price and trading activity for First Place’s common stock, including a comparison of certain financial and stock market information for First Place with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the savings institution industry, to the extent publicly available; (ix) the current market environment generally and the savings institution environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Northern Savings the business, financial condition, results of operations and prospects of Northern Savings and held similar discussions with certain members of senior management of First Place regarding the business, financial condition, results of operations and prospects of First Place.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Northern Savings and First Place or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Northern Savings and First Place that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Northern Savings or First Place or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of either Northern Savings or First Place nor have we reviewed any individual credit files relating to Northern Savings or First Place. We have assumed, with your consent, that the respective allowances for loan losses for both Northern Savings and First Place are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections for Northern Savings and First Place and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Northern Savings and First Place and used by Sandler O’Neill in its analyses, the respective managements of Northern Savings and First Place confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Northern Savings and

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Board of Directors

The Northern Savings and Loan Company

January 27, 2006

First Place and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Northern Savings’ or First Place’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Northern Savings and First Place will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Northern Savings has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of First Place’s common stock will be when issued to Northern Savings’ shareholders pursuant to the Agreement or the prices at which First Place’s common stock may trade at any time.

We have acted as Northern Savings’ financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Northern Savings has also agreed to indemnify us against certain liabilities arising out of our engagement. In addition, as we have previously advised you, we have in the past provided certain investment banking services to First Place and have received compensation for such services and may provide, and receive compensation for, such services in the future, including during the period prior to the closing of the Merger.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Northern Savings and First Place and their affiliates. We may also actively trade the equity or debt securities of Northern Savings and First Place or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Northern Savings in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Northern Savings as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the

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Board of Directors

The Northern Savings and Loan Company

January 27, 2006

Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Aggregate Merger Consideration to holders of Northern Common Stock and does not address the underlying business decision of Northern Savings to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Northern Savings or the effect of any other transaction in which Northern Savings might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration is fair to the holders of Northern Common Stock from a financial point of view.

Very truly yours,

/s/ SANDLER O’NEILL & PARTNERS, L.P.

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Annex III

[Form of Voting Agreement for Certain Directors and Executive Officers of Northern]

January 27, 2006

First Place Financial Corp.

185 East Market Street

Warren, Ohio 44481

Ladies and Gentlemen:

The undersigned is a director and/or executive officer of Northern Savings and Loan Company (“Northern”) and is the beneficial holder of shares of common stock, no par value per share, of Northern (“Common Stock”).

Northern, First Place Financial Corp. (“First Place”) and First Place Bank (the “Bank”) are considering the execution of an Agreement and Plan of Merger (the “Merger Agreement”). The execution of the Merger Agreement by First Place and the Bank is subject to the execution and delivery of this letter agreement. Capitalized terms used herein and not otherwise defined shall have meanings ascribed to them in the Merger Agreement.

In consideration of the substantial expenses that First Place will incur in connection with the transactions contemplated by the Merger Agreement and in order to induce First Place to execute the Merger Agreement and to proceed to incur such expenses, the undersigned agrees, undertakes and represents, in his capacity as a stockholder of Northern and not in his capacity as a director or officer of Northern, as follows:

1. The undersigned will vote or cause to be voted for adoption of the Merger Agreement and approval of the transactions contemplated thereby all of the shares of the Northern Common Stock the undersigned is entitled to vote with respect thereto, whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except upon a termination of the Merger Agreement in the case of a Superior Proposal.

2. The undersigned will be present in person or by proxy at all meetings of stockholders of Northern called to vote for approval of the Merger so that all shares of Common Stock shall be counted for purposes of a quorum at each such meeting and, except upon a termination of the Merger Agreement in the case of a Superior Proposal, vote, or cause to be voted, for approval of the Merger all shares of Common Stock that, on the record date therefore, are beneficially owned by the undersigned or with respect to which the undersigned has the power to vote, and vote against any other proposal of a similar nature not involving First Place.

3. The undersigned agrees not to, subsequent to the date of the Merger Agreement, either: (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any shares of Common Stock now or hereafter beneficially owned by the undersigned (except, that nothing contained herein shall prohibit the undersigned from pledging any of such shares pursuant to a standard margin contract or arrangement in the ordinary course of business); or (b) deposit any shares of Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Common Stock or grant any proxy with respect thereto, other than to other members of the Board of Directors of Northern for the purpose of voting to approve the Merger Agreement and the Merger and matters related thereto. In the case of any transfer by operation of law, this letter agreement shall be binding upon and inure to the transferee. Any transfer or other disposition in violation of the terms of this paragraph 3 shall be null and void.

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4. The undersigned represents that he or she has the capacity to enter into this Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

5. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, First Place shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

6. This letter agreement shall terminate upon the earlier to occur of: (a) the favorable vote of Northern stockholders with respect to the approval of the Merger Agreement and the Merger; (b) the termination of the Merger Agreement in accordance with its terms; or (c) the Effective Time (as defined in the Merger Agreement) of the Merger, except that any such termination shall be without prejudice to the rights of the undersigned arising out of any breach of any agreement or representation contained herein.

This letter agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one document. This letter agreement constitutes the complete understanding between the undersigned and Northern concerning the subject matter hereof. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

[Remainder of Page Left Intentionally Blank]

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IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

Very truly yours,

Accepted and Agreed to as of the date first above written:

FIRST PLACE FINANCIAL CORP.

By:
Name: Steven R. Lewis
Title: President & Chief Executive Officer

III-3

Annex IV

Section 1701.85 of the Ohio Revised Code – Dissenters’ Rights

Dissenting shareholder’s demand for fair cash value of shares

(A) (1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

(5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D) (1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

In accordance with the General Corporation Law of the State of Delaware (being Chapter 1 of Title 8 of the Delaware Code), Articles 10 and 11 of First Place Financial Corp.’s Amended and Restated Certificate of Incorporation provide as follows:

TENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent, or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses under this Article TENTH or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

ELEVENTH:

A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability: (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Item 21. Exhibits and Financial Statement Schedules

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a) List of Exhibits (Filed herewith unless otherwise noted)

2.1	Agreement and Plan of Merger, dated January 27, 2006, by and among First Place Financial Corp., First Place Bank and The Northern Savings & Loan Company***

2.2	Form of Voting Agreement entered into between First Place Financial Corp. and certain directors and executive officers of The Northern Savings & Loan Company***

3.1	Amended and Restated Certificate of Incorporation of First Place Financial Corp. previously filed and incorporated by reference to the First Place Financial Corp. Registration Stated on Form S-4 (File No. 333-111494) filed on December 23, 2003**

3.2	Bylaws of First Place Financial Corp., previously filed and incorporated by reference to First Place Financial Corp. Annual Report on Form 10-K for the period ended June 30, 2005 and filed on September 9, 2005**

4.0	Specimen stock certificate of First Place Financial Corp., previously filed and incorporated by reference to First Place Financial Corp. Registration Statement on Form S-1 (File No. 333-63099) filed on September 9, 1998**

5.0	Opinion of Patton Boggs LLP regarding legality of shares being registered**

8.0	Opinion and Consent of Patton Boggs LLP as to certain Federal Income Tax matters**

21.1	Subsidiaries, previously filed and incorporated by reference to First Place Financial Corp. Annual Report on Form 10-K for the period ended June 30, 2005 and filed on September 9, 2005**

23.1	Consent of Patton Boggs LLP (included in Exhibits 5.0 and 8.0)**

23.2	Consent of Crowe Chizek and Company LLC (on behalf of First Place Financial Corp.)

23.3	Consent of Crowe Chizek and Company LLC (on behalf of The Northern Savings & Loan Company)

24.0	Power of Attorney (included herewith on the Signature Page)**

99.1	Form of The Northern Savings & Loan Company Proxy Card

99.2	Fairness Opinion of Sandler O’Neill Partners, L.P.***

99.3	Consent of Sandler O’Neill & Partners, L.P.**

*	To be filed by amendment.
**	Previously filed.
***	Included as an Annex to the proxy statement/prospectus included in this Registration Statement.

(b) Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

(c) Report, Opinion or Appraisal

The fairness opinion issued by Sandler O’Neill & Partners, L.P. to The Northern Savings & Loan Company is included as Annex II to the proxy statement/prospectus, which is part of this Registration Statement and Exhibit 99.2 to this Registration Statement.

Item 22. Undertakings.

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(C) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren in the State of Ohio, on April 28, 2006.

FIRST PLACE FINANCIAL CORP.

By:	/s/ Steven R. Lewis
Steven R. Lewis President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name		Date

/s/ Steven R. Lewis Steven R. Lewis	President, Chief Executive Officer and Director (principal executive officer)	April 28, 2006

/s/ Paul S. Musgrove Paul S. Musgrove	Chief Financial Officer and Treasurer (principal financial and accounting officer)	April 28, 2006

/s/ SAMUEL A. ROTH* Samuel A. Roth	Chairman of the Board	April 28, 2006

/s/ A. GARY BITONTE* A. Gary Bitonte, M.D.	Director	April 28, 2006

/s/ DONALD CAGIGAS* Donald Cagigas	Director	April 28, 2006

/s/ MARIE IZZO CARTWRIGHT* Marie Izzo Cartwright	Director	April 28, 2006

/s/ ROBERT P. GRACE* Robert P. Grace	Director	April 28, 2006

/s/ THOMAS M. HUMPHRIES* Thomas M. Humphries	Director	April 28, 2006

/s/ EARL T. KISSELL* Earl T. Kissell	Director	April 28, 2006

/s/ E. JEFFREY ROSSI* E. Jeffrey Rossi	Director	April 28, 2006

/s/ WILLIAM A. RUSSELL* William A. Russell	Director	April 28, 2006

/s/ RONALD P. VOLPE* Ronald P. Volpe, Ph.D.	Director	April 28, 2006

Robert L. Wagmiller	Director

*By:	/s/ Steven R. Lewis
Steven R. Lewis Attorney-in-Fact